                                              Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-39924


                              [LOGO OF MYPOINTS]

To Our Stockholders:

   You are cordially invited to attend the special meeting of stockholders of MyPoints.com, Inc. to be held at the offices of Wilson Sonsini Goodrich & Rosati, One Market, Spear Street Tower, 33rd Floor, San Francisco, California on August 3, 2000 at 10:00 a.m., Pacific time.

   The proposal expected to be acted upon at the meeting relates to the issuance of MyPoints shares of common stock in connection with a merger that will cause Cybergold to become a wholly-owned subsidiary of MyPoints. The proposal is described in detail in the attached notice of special meeting of stockholders and proxy statement/prospectus.

   In the merger, each share of Cybergold common stock will be exchanged for
0.480 shares of MyPoints common stock.

   MyPoints common stock is traded on the Nasdaq National Market under the symbol "MYPT," and on June 26, 2000, MyPoints common stock closed at $16.9375 per share.

   The merger cannot be completed unless the majority of holders of MyPoints common stock present or represented by proxy at the stockholders' meeting approve the merger and the issuance of the shares in connection with the merger. Only stockholders who hold shares of MyPoints at the close of business on June 23, 2000, will be entitled to vote at the special meeting.

   After careful consideration, your board of directors has approved the merger that will cause Cybergold to become a wholly-owned subsidiary of MyPoints, and the transactions related thereto, and has determined it to be fair to and in the best interests of MyPoints and its stockholders. Your board of directors unanimously recommends a vote FOR the issuance of MyPoints shares in the merger and FOR each of the other proposals on which you may vote.

   This proxy statement/prospectus provides you with detailed information concerning MyPoints, Cybergold and the merger. Please give all of the information contained in the proxy statement/prospectus your careful attention. In particular, you should carefully consider the discussion in the section entitled "Risk Factors" on page 16 of this proxy statement/prospectus.

   It is important that you use this opportunity to take part in the affairs of MyPoints by voting on the business to come before this meeting. Whether or not you expect to attend the meeting, please complete, date, sign and promptly return the accompanying proxy in the enclosed postage paid envelope so that your shares may be represented at the meeting. YOUR VOTE IS VERY IMPORTANT. Returning the proxy does not deprive you of your right to attend the meeting and to vote your shares in person.

                                          Sincerely,


                                          /s/ Steven M. Markowitz

                                          Steven M. Markowitz
                                          Chief Executive Officer

                               MyPoints.com, Inc.
                       100 California Street, 12th Floor
                            San Francisco, CA 94111
                                 (415) 676-3700

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                    TO BE HELD AUGUST 3, 2000 at 10:00 a.m.

To Our Stockholders:

   A special meeting of stockholders of MyPoints.com, Inc. will be held at the offices of Wilson Sonsini Goodrich & Rosati, One Market, Spear Street Tower, 33rd Floor, San Francisco, California on August 3, 2000 at 10:00 a.m., Pacific time, for the following purposes:

     1. To approve the issuance of shares of MyPoints common stock in the merger of a wholly owned subsidiary of MyPoints with and into Cybergold, Inc. as contemplated by the Agreement and Plan of Reorganization and Merger dated as of April 14, 2000, as amended by Amendment No. 1 thereto dated as of June 20, 2000, among MyPoints, Mygo Acquisition Corporation and Cybergold. The merger, if approved, would include the distribution of Cybergold's Paytech business, which may occur before or after the merger. MyPoints will issue 0.480 shares of its common stock in exchange for each share of outstanding Cybergold common stock.

     2. To transact any other business that properly comes before the special meeting or any adjournments or postponements thereof.

   The accompanying proxy statement/prospectus describes the proposed merger and other proposals in more detail. We encourage you to read the entire document carefully.

   We have fixed the close of business on June 23, 2000 as the record date for the determination of our stockholders entitled to vote at this meeting.

                                          By Order of the Board of Directors of
                                          MyPoints



                                          /s/ Steven M. Markowitz

                                          Steven M. Markowitz
                                          Chief Executive Officer

San Francisco, California
June 27, 2000

   To assure that your shares are represented at the meeting, please complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. You can revoke your proxy at any time before it is voted.

   Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/ prospectus. Any representation to the contrary is a criminal offense.

   This proxy statement/prospectus is dated June 27, 2000 and was first mailed to stockholders on or about June 27, 2000.

                              [LOGO OF CYBERGOLD]

To Our Stockholders:

   Cybergold, Inc.'s board of directors has unanimously approved a merger which will result in the acquisition of Cybergold by MyPoints.com, Inc., a publicly-traded company headquartered in San Francisco, California.

   In the merger, each share of Cybergold common stock will be exchanged for
0.480 shares of MyPoints common stock.

   MyPoints common stock is traded on the Nasdaq National Market under the symbol "MYPT," and on June 21, 2000, MyPoints common stock closed at $16.9375 per share.

   The merger cannot be completed unless the holders of a majority of Cybergold common stock approve the merger agreement and the merger. Only stockholders who hold shares of Cybergold at the close of business on June 23, 2000, will be entitled to vote at the special meeting.

   After careful consideration, your board of directors unanimously determined the merger is in your best interests, unanimously approved the merger agreement and unanimously recommends its adoption by you.

   This proxy statement/prospectus provides you with detailed information concerning MyPoints, Cybergold and the merger. Please give all of the information contained in the proxy statement/prospectus your careful attention. In particular, you should carefully consider the discussion in the section entitled "Risk Factors" on page 16 of this proxy statement/prospectus.

   The special meeting of Cybergold stockholders will be held on August 3, 2000 at 10:00 a.m. Pacific time at Cybergold's principal executive offices at 1330 Broadway, 12th Floor, Oakland, California.

   Please use this opportunity to take part in the affairs of Cybergold by voting on the adoption of the merger agreement. Whether or not you plan to attend the meeting, please complete, sign, date and return the accompanying proxy in the enclosed self-addressed stamped envelope. Returning the proxy does NOT deprive you of your right to attend the meeting and to vote your shares in person. YOUR VOTE IS VERY IMPORTANT.

   We appreciate your interest in Cybergold and consideration of this matter.




                                      /s/ A. Nathaniel Goldhaber

                                      A. Nathaniel Goldhaber
                                      President and Chief Executive Officer
                                      Cybergold, Inc.

                                Cybergold, Inc.
                           1330 Broadway, 12th Floor
                           Oakland, California 94612
                                 (510) 302-3000

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                    TO BE HELD AUGUST 3, 2000 AT 10:00 a.m.

To Our Stockholders:

   NOTICE IS HEREBY GIVEN that the Special Meeting of Stockholders of Cybergold, Inc. will be held on August 3, 2000, at 10:00 a.m., at Cybergold's principal executive offices at 1330 Broadway, 12th Floor, Oakland, California, to:

     1. Consider and vote on the proposed merger of a wholly owned subsidiary of MyPoints.com, Inc. with and into Cybergold which will cause Cybergold to become a wholly owned subsidiary of MyPoints, as contemplated by the Agreement and Plan of Reorganization and Merger dated as of April 14, 2000, as amended by Amendment No. 1 thereto dated as of June 20, 2000, among MyPoints, Mygo Acquisition Corporation and Cybergold. The merger, if approved, would include the distribution of the Paytech business, which may occur before or after the merger. In the merger, MyPoints will issue 0.480 shares of its common stock in exchange for each outstanding share of Cybergold common stock.

     2. Transact such other business as may properly come before the Special Meeting or any adjournment thereof.

   The accompanying proxy statement/prospectus describes the proposed merger in more detail. You are encouraged to read the entire document carefully.

   The board of directors has fixed the close of business on June 23, 2000, as the record date for the determination of stockholders entitled to notice of, and to vote at, the meeting.

                                      By Order of the Board of Directors,




                                      /s/ A. Nathaniel Goldhaber

                                      A. Nathaniel Goldhaber
                                      President and Chief Executive Officer

June 27, 2000
Oakland, California

   Regardless of whether you expect to be present at the meeting, please complete, date and sign the enclosed proxy and return it in the envelope which has been provided. In the event you are able to attend the meeting, you may revoke your proxy and vote your shares in person.

   Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

   This proxy statement/prospectus is dated June 27, 2000 and was first mailed to stockholders on or about June 27, 2000.

  QUESTIONS AND ANSWERS FOR MYPOINTS STOCKHOLDERS AND CYBERGOLD STOCKHOLDERS


Q: What is the merger? (See page 30)

  A: The board of directors of MyPoints and Cybergold have voted to merge a wholly owned subsidiary of MyPoints with and into Cybergold, resulting in Cybergold becoming a wholly owned subsidiary of MyPoints. After the merger, the current stockholders of MyPoints will own approximately 73.5% of MyPoints and the former stockholders of Cybergold will own approximately 26.5% of MyPoints.

    In connection with the merger, Cybergold intends to distribute its Paytech business to its stockholders prior to the merger, with Cybergold retaining 19.9% of the equity of the newly formed entity which holds the Paytech business. In the event that the distribution occurs after the merger, MyPoints will retain the 19.9% equity ownership interest in the Paytech entity.

Q: When will the proposed distribution of the Paytech business occur?

  A: If the stockholders of Cybergold and MyPoints do not vote to approve the merger, or the merger is otherwise abandoned, the proposed distribution will not occur.

    If the stockholders of Cybergold and MyPoints do vote to approve the merger, and the conditions to the merger are satisfied or waived, the record date for the distribution will be set as of a date prior to the merger. Cybergold or MyPoints will then distribute the Paytech business as soon as practically possible.

Q: What will Cybergold stockholders receive in the merger?

  A: When the merger is completed, holders of Cybergold common stock will receive 0.480 shares of MyPoints common stock in exchange for each share of Cybergold common stock. No fractional shares will be issued. Instead of receiving a fractional share, Cybergold stockholders will receive cash equal to the value of such fractional share which will be based on the average closing prices as reported on Nasdaq of MyPoints common stock for the five trading days ending on the last full trading day prior to the effective date of the merger.

    Holders of options or warrants to purchase shares of Cybergold common stock will hold options or warrants, as appropriate, to purchase shares of MyPoints common stock after completion of the merger, as adjusted for the 0.480 exchange ratio.

Q: Does the board of directors of MyPoints recommend voting in favor of the issuance of MyPoints shares in the merger?

  A: Yes. After careful consideration, MyPoints's board of directors unanimously recommends that its stockholders vote in favor of the issuance of shares of MyPoints common stock to the stockholders of Cybergold in the merger.

Q: Does the board of directors of Cybergold recommend voting in favor of the merger?

  A: Yes. After careful consideration, Cybergold's board of directors unanimously recommends that its stockholders vote in favor of the merger agreement and the proposed merger.

Q: Are there risks I should consider in deciding whether to vote for the merger?

  A: Yes. In evaluating the merger, you should carefully consider the factors discussed in the section entitled "Risk Factors" on page 16.

Q: What do I need to do now?

  A: Mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at your meeting. If you do not include instructions on how to vote your properly signed proxy, your shares will be voted "FOR" approval of the merger.

    Cybergold stockholders should not send the Cybergold stock certificates at this time.

  QUESTIONS AND ANSWERS FOR MYPOINTS STOCKHOLDERS AND CYBERGOLD STOCKHOLDERS



Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

  A: Your broker will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker.

Q: What do I do if I want to change my vote?

  A: If you want to change your vote, send the secretary of MyPoints or Cybergold, as relevant, a later-dated, signed proxy card before your meeting or attend the meeting in person. You may also revoke your proxy by sending written notice to the relevant secretary before the meeting. If you have signed a stockholder voting agreement, you may not revoke your proxy.

Q: As a Cybergold stockholder, should I send in my Cybergold stock certificates now?

  A: No. After the merger is completed, MyPoints will send you written instructions for exchanging your Cybergold stock certificates for MyPoints stock certificates.

Q: When do you expect the merger to be completed?

  A: MyPoints and Cybergold are working toward completing the merger as quickly as possible. We hope to complete the merger during the third calendar quarter of 2000.

Q: Will I recognize an income tax gain or loss on the merger?

  A: For both MyPoints stockholders and Cybergold stockholders, we expect that if the merger is completed, you will not recognize gain or loss for United States federal income tax purposes in connection with the merger, except that Cybergold stockholders will recognize gain or loss with respect to cash received instead of fractional shares.

    The distribution of the Paytech business will be a taxable distribution to Cybergold stockholders, taxable as a dividend to the extent of Cybergold's current and accumulated earnings and profits. Cybergold does not have accumulated earnings and profits and does not expect to have current earnings and profits. However, under certain circumstances it is possible that all or a portion of the distribution will be taxable as a dividend. If the fair market value of the distribution exceeds Cybergold's current and accumulated earnings and profits, the excess will be treated first as a nontaxable return of capital which will reduce a stockholder's tax basis in his or her Cybergold shares. To the extent the distribution exceeds a stockholder's adjusted tax basis in his or her Cybergold shares, such distribution will be treated as taxable gain from the sale or exchange of property.

    All Cybergold stockholders are urged to consult their own tax advisors to determine their particular tax consequences.

Q: What constitutes a quorum at the stockholders' meetings?

  A: A quorum is a majority of the outstanding shares entitled to vote which are present or represented by proxy at the special meetings. A quorum must exist for the transaction of business at the special meeting. If you submit a properly executed proxy card, even if you abstain from voting, your shares will be considered part of the quorum. Broker non-votes, which are shares held by a broker or nominee that are represented at the special meeting, but with respect to which the broker or nominee is not empowered to vote on a proposal, are included in determining the presence of a quorum.

Q: What vote is required to approve the proposals?

  A: MyPoints stockholders: The proposal to be voted upon by the MyPoints stockholders will require the approval of holders of a

   QUESTIONS AND ANSWERS FOR MYPOINTS STOCKHOLDERS AND CYBERGOLD STOCKHOLDERS

    majority of the shares of MyPoints common stock present or represented by proxy at the stockholders' meeting. If you do not vote, your non-votes will have the same effect as votes against approval of the merger.

    Cybergold stockholders: Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Cybergold common stock. If you do not vote, your non-votes will have the same effect as votes against approval of the merger.

Q: Am I entitled to dissenters' or appraisal rights?

  A: No.

Q: Whom should I call with questions?

  A: MyPoints stockholders should call Geoff Ossias at (415) 676-3700 with any questions about the merger.

    Cybergold stockholders should call Jack Krasner at (510) 302-3000 with any questions about the merger.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS FOR MYPOINTS STOCKHOLDERS AND CYBERGOLD
 STOCKHOLDERS............................................................. QA-1
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS.................................    1
  The Companies...........................................................    1
  Summary of the Merger...................................................    2
SELECTED HISTORICAL FINANCIAL DATA........................................    9
  MyPoints's Selected Historical Financial Data...........................    9
  Cybergold's Selected Historical Financial Data..........................   11
  Selected Unaudited Pro Forma Combined Financial Data....................   13
  Selected Comparative Historical And Unaudited Pro Forma Per Share Data..   15
RISK FACTORS..............................................................   16
THE MYPOINTS MEETING......................................................   26
THE CYBERGOLD MEETING.....................................................   28
THE MERGER................................................................   30
  Background of the Merger and Related Agreements.........................   30
  MyPoints's Reasons for the Merger.......................................   32
  Recommendation of MyPoints's Board of Directors.........................   33
  Cybergold's Reasons for the Merger......................................   33
  Recommendation of Cybergold's Board of Directors........................   35
  Opinion of MyPoints's Financial Advisor.................................   35
  Opinion of Goldman, Sachs & Co., Financial Advisor to Cybergold.........   40
  Other Considerations....................................................   44
  Interests of Certain Directors, Officers and Affiliates in the Merger...   45
  Completion and Effectiveness of the Merger..............................   46
  Structure of the Merger and Conversion of Cybergold Common Stock........   46
  Paytech Disposition.....................................................   46
  Exchange of Cybergold Stock Certificates for MyPoints Stock
   Certificates...........................................................   47
  No Dividends............................................................   47
  Material United States Federal Income Tax Considerations of the Merger..   47
  Material United States Federal Income Tax Consequences of the
   Distribution of the
   Paytech Business.......................................................   49
  Accounting Treatment of the Merger......................................   50
  Regulatory Filings and Approvals Required to Complete the Merger........   50
  Restrictions on Sales of Shares by Affiliates...........................   50
  No appraisal rights.....................................................   50
  Listing on the Nasdaq Market of MyPoints Common Stock to be Issued in
   the Merger.............................................................   51
  Delisting and Deregistration of Cybergold Common Stock After the
   Merger.................................................................   51
THE MERGER AGREEMENT......................................................   52
  Representations and Warranties..........................................   52
  Disposition of the Paytech Business.....................................   53
  Cybergold's Conduct of Business Before Completion of the Merger.........   54
  MyPoints's Conduct of Business Before Completion of the Merger..........   54
  No Other Negotiations Involving Cybergold; Solicitation By Cybergold....   55
  Cybergold's Employee Benefit Plans......................................   57
  Treatment of Cybergold Stock Options and Warrants.......................   57
  Conditions to Completion of the Merger..................................   57
  Termination of the Merger Agreement.....................................   58
  Payment of Termination Fees.............................................   59
  Extension, Waiver and Amendment of the Merger Agreement.................   60

                                                                           Page
                                                                           ----
AGREEMENTS RELATED TO THE MERGER.........................................    61
  Cybergold Stockholders' Voting Agreement...............................    61
  Affiliate Agreements...................................................    61
  Non-Competition Agreements.............................................    61
COMPARATIVE PER SHARE MARKET PRICE DATA..................................    63
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS..............    64
NOTES TO UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL STATEMENTS.....    68
COMPARISON OF RIGHTS OF HOLDERS OF CYBERGOLD COMMON STOCK AND
 MYPOINTS COMMON STOCK...................................................    69
CERTAIN INFORMATION REGARDING MYPOINTS...................................    78
MYPOINTS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS...................................................    91
MYPOINTS MANAGEMENT......................................................   101
  MyPoints Related Party Transactions....................................   112
CERTAIN INFORMATION REGARDING CYBERGOLD..................................   115
CYBERGOLD MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS...................................................   126
EXECUTIVE OFFICERS AND DIRECTORS OF CYBERGOLD JOINING MYPOINTS...........   135
LEGAL OPINION............................................................   147
EXPERTS..................................................................   147
STOCKHOLDER PROPOSALS....................................................   147
WHERE YOU CAN FIND MORE INFORMATION......................................   148
INDEX TO FINANCIAL STATEMENTS............................................   F-1
REPORT OF MYPOINTS'S INDEPENDENT ACCOUNTANTS.............................   F-2
REPORT OF CYBERGOLD'S INDEPENDENT ACCOUNTANTS............................  F-27

 ANNEX A The Merger Agreement and Amendment No. 1
 ANNEX B Opinion of MyPoints Financial Advisor
 ANNEX C Opinion of Cybergold Financial Advisor

                   SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

   This proxy statement/prospectus pertains to the merger of a wholly owned subsidiary of MyPoints with and into Cybergold, and is being sent to the holders of common stock of both companies. This summary may not contain all of the information that is important to you. You should read carefully this entire document and the other documents referenced in it for a more complete understanding of the merger. In particular, you should read the documents attached to this proxy statement/prospectus, including the merger agreement, which is attached as Annex A, the opinion of FleetBoston Robertson Stephens Inc., which is attached as Annex B, and the opinion of Goldman Sachs & Co., which is attached as Annex C.

                                 The Companies

MyPoints.com, Inc.                            Cybergold, Inc.
100 California Street, 12th Floor             1330 Broadway, 12th Floor
San Francisco, CA 94111                       Oakland, CA 94612
(415) 676-3700                                (510) 302-3000
http://www.mypoints.com                       http://www.cybergold.com

MyPoints is a leading provider of internet    Cybergold is a leading provider of online
direct marketing services and customer        direct marketing and advertising solutions.
loyalty infrastructure. Our database-driven   It combines Internet-based direct marketing
direct marketing service, MyPoints, offers    and advertising services with programs that
direct marketers an approach to internet      reward consumers with cash when they perform
advertising that integrates targeted email    actions desired by its advertising and
and web-based offers with incentives to       marketing clients. These cash-based online
respond to those offers. Our rewards-based    incentives programs are intended to provide
shopping channel, MyPoints Shopping!,         flexible, incentive-marketing solutions for
provides web users with the ability to earn   its clients. Cybergold offers its clients
points for every dollar spent at select       customized, targeted advertising solutions
retail internet sites. Points earned in the   designed to improve advertisement response
MyPoints program may be redeemed for a wide   rates and reduce the cost of acquiring new
variety of products and services, such as     customers.
gift certificates, travel awards and prepaid
phone cards. Our approach to direct           The Paytech business is an on-line cash
marketing provides internet consumers with    transaction system that enables the movement
the opportunity to earn rewards by            of money among any combination of
responding to direct offers and by shopping,  individuals, merchants and businesses. The
and provides businesses with an integrated    system is capable of converting currencies
set of online customer acquisition and        of any value on-line on a real-time basis.
retention tools. In addition, we build and    Under the system, individuals or businesses
manage co-branded and private label online    may open an account through the deposit of
customer loyalty programs for our loyalty     cash via the system's connection to on-line
partners.                                     banking and incentive award systems. Funds
                                              in any account can be transferred between
MyPoints was incorporated in Delaware in      accounts or to businesses who accept
November 1996 as Intellipost Corporation.     payments through the Paytech system.

                                              Cybergold was originally incorporated in
                                              California under the name Cyber-Bucks, Inc.
                                              in October 1994. Cybergold was
                                              reincorporated as a Delaware Corporation in
                                              August 1999 under the name Cybergold, Inc.




                             Summary of the Merger

The merger (see page 30)

   In the merger, Cybergold will merge with a wholly-owned subsidiary of MyPoints, called Mygo Acquisition Corporation. Cybergold will survive the merger as a wholly owned subsidiary of MyPoints. Following the merger, Cybergold common stockholders will be entitled to exchange each of their shares for 0.480 shares of MyPoints common stock. In connection with the merger, Cybergold intends to distribute its Paytech business to its stockholders prior to the merger with Cybergold retaining 19.9% of the equity of the newly formed entity which holds the Paytech business. In the event that the distribution occurs after the merger, MyPoints will retain the 19.9% equity ownership interest in the entity holding the Paytech business.

   For more information about the Paytech business, please see the separate prospectus relating to the distribution that will be mailed to Cybergold stockholders as of a record date prior to the merger.

   The merger agreement, as amended by Amendment No. 1 thereto dated as of June 20, 2000, is attached to this proxy statement/prospectus as Annex A. You are encouraged to read it carefully. In this document when we refer to the merger agreement, we mean the merger agreement as amended.

Conditions to completion of the merger (see page 57)

   The completion of the merger depends upon satisfying a number of conditions including the following, subject to exceptions and qualifications:

  . The merger agreement and merger must be approved by the Cybergold stockholders and the issuance of MyPoints common stock in the merger must be approved by the MyPoints stockholders.

  . The receipt of all necessary authorizations, orders, consents and approvals of governmental entities.

  . No injunction or order preventing the completion of the merger may be in effect.

  . MyPoints and Cybergold must each receive an opinion of tax counsel to the effect that the merger will qualify as a transaction in which no gain or loss will be recognized upon the receipt of MyPoints shares for United States income tax purposes.

  . The shares of MyPoints common stock to be issued in the merger must have been approved for listing on Nasdaq, subject to notice of issuance.

   MyPoints's and Cybergold's respective obligations to complete the merger are subject to the satisfaction or waiver of the following:

  . MyPoints's and Cybergold's respective representations and warranties in the merger agreement must be true and correct in all material respects.

  . MyPoints and Cybergold must have complied in all material respects with their respective agreements and covenants in the merger agreement.

   In addition, MyPoints's obligation to complete the merger is subject to the satisfaction or waiver of a number of additional conditions including the following:

  . Each of Cybergold's affiliates must have entered into an affiliate agreement in the form specified in the merger agreement.

  . MyPoints must have received a noncompetition agreement in a form specified in, and from each of the persons identified in, the merger agreement.

  . Cybergold must have obtained all consents, waivers and approvals required as a result of the merger under the agreement identified in the merger agreement.

   If either MyPoints or Cybergold waives any conditions, we will each consider the facts and circumstances at that time and make a determination whether a resolicitation of proxies from its respective stockholders and stockholders is appropriate.

Vote required for approval

   The holders of a majority of the shares of MyPoints common stock present or represented by proxy at the stockholders' meeting with a proper quorum must approve the issuance of MyPoints common stock in the merger. MyPoints stockholders are entitled to cast one vote per share of MyPoints common stock owned as of the record date.

   The holders of a majority of the shares of Cybergold common stock outstanding must approve the merger agreement and the merger. Cybergold stockholders are entitled to cast one vote per share of Cybergold common stock owned as of the record date. Cybergold stockholders who collectively held approximately 44% of the outstanding common stock as of the record date, including A. Nathaniel Goldhaber, the President and Chief Executive Officer of Cybergold, have agreed to vote their shares of Cybergold common stock, in favor of the merger agreement and the merger.

Reasons for the merger

   MyPoints and Cybergold believe that the merger will provide the opportunity to:

  . provide a growth opportunity for the combined company, and help the combined company achieve a leading market position;

  . exploit the complimentary nature of the technological approaches of the two companies; and

  . enable the combined company to accelerate revenue growth and achievement of profitability.

Termination of the merger agreement (see page 59)

   The merger agreement may be terminated before completion:

  . by the mutual written consent of MyPoints and Cybergold duly authorized by each of MyPoints and Cybergold's boards of directors;

  . by MyPoints or Cybergold, if the merger is not completed before September 30, 2000, except that this right to terminate is not available to any party whose action or failure to act has been a principal cause or resulted in the failure of the merger to occur on or before September 30, 2000 and constitutes a breach of the agreement;

  . by MyPoints or Cybergold, if a final court order or other governmental decree or ruling enjoining, restraining or prohibiting the merger is issued and not appealable;

  . by MyPoints or Cybergold, if the required stockholder and stockholder votes are not obtained except that this right to terminate is not available to any party, if the failure to obtain the approval of such party's stockholders is the basis for termination and such failure is caused by the action or failure of such party and such action or failure constitutes a breach of the agreement;

  . by MyPoints or Cybergold, upon a breach of any representation, warranty, covenant or agreement by the other party, or if any of the other party's representations or warranties are or become untrue so that the corresponding condition to completion of the merger would not be met, unless the breach or inaccuracy is cured within thirty days after delivery of written notice by the non-breaching party to the breaching party; or

  . by MyPoints, if (i) the board of directors of Cybergold or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to parent its unanimous recommendation in favor of the adoption and approval of the agreement or the approval of the merger; (ii) Cybergold shall have failed to include in the proxy statement/prospectus the unanimous recommendation of the board of directors of Cybergold in favor of the adoption and approval of the agreement and the approval of the merger; (iii) the board of directors of Cybergold fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the agreement and the approval of the merger within 5 business days after MyPoints requests in writing that such recommendation be reaffirmed at any time following the announcement of an acquisition proposal; (iv) the board of directors of

   Cybergold or any committee thereof shall have approved or recommended any acquisition proposal; (v) Cybergold shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any acquisition proposal; or (vi) a tender or exchange offer relating to securities of Cybergold shall have been commenced by a person unaffiliated with MyPoints and Cybergold shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Cybergold recommends rejection of such tender or exchange offer.

   As used herein, an acquisition proposal is any offer or proposal relating to any acquisition transaction, other than an offer or proposal from MyPoints.

   An acquisition transaction is any transaction or series of transactions, other than the merger, involving any of the following:

  . the acquisition or purchase from Cybergold of more than a 10% interest in the total outstanding voting securities of Cybergold or any of its subsidiaries;

  . any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 10% or more of the total outstanding voting securities of Cybergold or any of its subsidiaries;

  . any merger, consolidation, business combination or similar transaction involving Cybergold pursuant to which the stockholders of Cybergold immediately preceding such transaction hold less than 90% of the equity interests in the surviving or resulting entity;

  . any sale, lease outside the ordinary course of business, exchange, transfer, license outside the ordinary course of business, acquisition or disposition of more than 5% of the assets of Cybergold; or

  . any liquidation or dissolution of Cybergold.

Payment of termination fees

   Cybergold will pay to MyPoints a termination fee of $7,850,000 and reimbursement of reasonable expenses:

  . if the merger agreement is terminated by MyPoints because:

   - the board of directors of Cybergold withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to MyPoints or its stockholders,

   - with the exception of limited circumstances with respect to a superior offer, the board of directors of Cybergold shall have recommended to the stockholders of Cybergold an acquisition proposal,

   - Cybergold fails to comply with its agreement not to solicit an acquisition proposal nor conduct other negotiations, or

   - an acquisition proposal shall have been announced or otherwise become publicly known and the board of directors of Cybergold shall have failed to recommend against acceptance of such by its stockholders (including by taking no position, or indicating its inability to take a position, with respect to the acceptance by its stockholders of an acquisition proposal involving a tender offer or exchange offer) or failed to reconfirm its approval and recommendation of the merger agreement and the transactions contemplated hereby, in each case within ten business days thereafter;

  . if between April 14, 2000 and the date of termination of the merger agreement, a third party has announced an acquisition proposal and within 12 months following the termination of the merger agreement, an agreement or letter of intent with respect to any company acquisition or any company acquisition is consummated;

  . upon a breach of any representation, warranty, covenant or agreement by Cybergold; or

  . if any of Cybergold's representations or warranties are or become untrue so that the corresponding condition to completion of the merger would not be met,

unless the breach or inaccuracy is cured within thirty days after delivery of written notice by MyPoints to Cybergold.

   A company acquisition is any of the following:

  . a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Cybergold pursuant to which the stockholders of Cybergold immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction;

  . a sale or other disposition by Cybergold of assets representing in excess of 50% of the aggregate fair market value of Cybergold's business immediately prior to such sale; or

  . the acquisition by any person or group, including by way of a tender offer or an exchange offer or issuance by Cybergold, directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Cybergold.

Extension, waiver and amendment of the merger agreement (see page 60)

   MyPoints and Cybergold may amend the merger agreement before completion of the merger by mutual written consent.

   Either MyPoints or Cybergold may, in writing, extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

No other negotiations involving Cybergold (see page 55)

   Cybergold has agreed subject to limited exceptions that until the completion of the merger or unless MyPoints consents in writing, Cybergold will not directly or indirectly take any of the following actions:

  . solicit, initiate, encourage or induce the making, submission or announcement of any acquisition proposal;

  . participate in any discussions or negotiations regarding any acquisition proposal;

  . take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any acquisition proposal;

  . engage in discussions with any person with respect to any acquisition proposal;

  . enter into any letter of intent or similar document or any contract, agreement or commitment relating to any acquisition proposal; or

  . subject to certain limited exceptions, approve, endorse or recommend any acquisition proposal.

   Cybergold has agreed to promptly inform MyPoints as to any acquisition proposal, request for information or inquiry which Cybergold should reasonably believe would lead to an acquisition proposal as well as the identity of the person or group making such request, proposal or inquiry and the terms and conditions of any such request, proposal or inquiry. Cybergold has also agreed to inform MyPoints of the status and details of any such acquisition proposal, request or inquiry.

The stockholder voting agreements (see page 61)

   Cybergold stockholders who collectively hold approximately 44% of the outstanding Cybergold common stock as of the record date, including
A. Nathaniel Goldhaber, the President and Chief Executive Officer of Cybergold, entered into voting agreements in which they have agreed to vote their shares of common stock in favor of the merger.

Directors and executive officers of MyPoints following the merger

   Following the merger, the board of directors of MyPoints will consist of nine members including two members to be selected by Cybergold, one of whom shall be A. Nathaniel Goldhaber, and another member reasonably acceptable to MyPoints.

   Following the merger, Steve Markowitz, the current Chief Executive Officer of MyPoints, will be Chief Executive Officer of MyPoints and A. Nathaniel Goldhaber, the current President and Chief Executive Officer of Cybergold, will be Vice Chairman of MyPoints.

Opinions of MyPoints's and Cybergold's financial advisors (see pages 35 and 40)

   In deciding to approve the merger, MyPoints's board of directors considered an opinion from its financial advisors, FleetBoston Robertson Stephens Inc., dated April 14, 2000, as to the fairness of the exchange ratio from a financial point of view to, and as of the date of the opinion, MyPoints. Cybergold's board of directors considered the opinion of Goldman Sachs & Co. as to the fairness, from a financial point of view, of the exchange ratio to Cybergold stockholders. The full text of the written opinions of the financial advisors are attached to the back of this document as Annex B and Annex C, and should be read carefully in their entireties for a description of the assumptions made, matters considered and limitations on the review undertaken. The opinion of Robertson Stephens is directed to the MyPoints board of directors and the opinion of Goldman Sachs & Co. is directed to the Cybergold board of directors, and these opinions do not address the prices at which MyPoints's common stock will trade after the proposed merger and do not constitute a recommendation as to how to vote with respect to any matter relating to the proposed merger.

U.S. federal income tax consequences of the merger (see page 47)

   The merger is structured so that, in general, MyPoints, MyPoints's stockholders, Cybergold and Cybergold's stockholders will not recognize gain or loss for United States federal income tax purposes as a result of the merger, except for taxes payable attributable to cash received by Cybergold stockholders instead of fractional shares. It is a condition to the merger that both MyPoints and Cybergold receive legal opinions that the merger will qualify as a tax-free reorganization.

   The distribution of the Paytech business will be a taxable distribution to Cybergold stockholders, taxable as a dividend to the extent of Cybergold's current and accumulated earnings and profits. Cybergold does not have accumulated earnings and profits and does not expect to have current earnings and profits. However, under certain circumstances it is possible that all or a portion of the distribution will be taxable as a dividend. If the fair market value of the distribution exceeds Cybergold's current and accumulated earnings and profits, the excess will be treated first as a non-taxable return of capital which will reduce a stockholder's tax basis in his or her Cybergold shares. To the extent the distribution exceeds a stockholder's adjusted tax basis in his or her Cybergold shares, such distribution will be treated as taxable gain from the sale or exchange of property.

   TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO EACH STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER'S PARTICULAR FACTS AND CIRCUMSTANCES. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO UNDERSTAND FULLY THE TAX CONSEQUENCES OF THE MERGER.

Accounting treatment of the merger (see page 50)

   MyPoints intends to account for the merger as a purchase for financial accounting purposes, in accordance with generally accepted accounting principles. After the completion of the merger, the results of operations of Cybergold will be included in the consolidated financial statements of MyPoints. The purchase price will be allocated to Cybergold's assets and liabilities based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over the fair value of the net tangible assets of Cybergold acquired will be recorded as goodwill and other intangible assets and will be amortized by charges to operations under generally accepted accounting principles. These allocations will be made based upon valuations and other studies that have not yet been finalized.

Interests of certain persons in the merger (see page 45)

   When considering the recommendations of Cybergold's board of directors, you should be aware that certain Cybergold directors, officers and stockholders have interests in the merger that are different from, or are in addition to, yours. These interests include:

  . MyPoints has agreed to cause the surviving corporation in the merger to indemnify each present and former Cybergold officer and director against liabilities arising out of such person's services as an officer or director. MyPoints will cause, provided premiums remain within a certain range, the surviving corporation to maintain officers' and directors' liability insurance to cover any such liabilities for the next six years;

  . MyPoints and Cybergold have agreed that Cybergold shall be entitled to designate two individuals, one of whom shall be A. Nathaniel Goldhaber, to MyPoints's board of directors; and

  . A. Nathaniel Goldhaber, Daniel Berger, and Michael Koifman have entered into non-competition agreements dated April 14, 2000 with MyPoints that provide for severance benefits upon certain termination events.

  . Upon consummation of the merger, John Steuart, Chief Financial Officer of
    Cybergold, may be entitled to acceleration of his unvested options if certain conditions relating to his employment are not met.

No appraisal rights

   Under Delaware law, neither stockholders of MyPoints nor stockholders of Cybergold are entitled to appraisal rights in connection with the merger.

Restrictions on the ability to sell MyPoints stock (see page 50)

   All shares of MyPoints common stock received by Cybergold stockholders in connection with the merger will be freely transferable unless the holder is considered an affiliate of either Cybergold or MyPoints under the Securities Act. Shares of MyPoints held by affiliates may only be sold pursuant to a registration statement or an exemption from the Securities Act.

Forward looking statements in this proxy statement/prospectus

   This proxy statement/prospectus contains forward looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act. These statements include statements with respect to MyPoints's and Cybergold's financial condition, results of operations and business and on the expected impact of the merger on MyPoints's financial performance. Words such as anticipates, expects, intends, plans, believes, seeks, estimates and similar expressions identify forward looking statements.

   These forward looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward looking statements. These risks and uncertainties include the following:

  . MyPoints and Cybergold may not achieve the benefits they expect from the merger which may have a material adverse effect on the combined company's business, financial condition and operating results and/or could result in loss of key personnel;

  . MyPoints may have difficulty retaining and assimilating the key personnel of each company;

  . Cybergold stockholders will receive a fixed number of shares of MyPoints common stock despite changes in market value of Cybergold common stock or MyPoints common stock;

  . the merger could adversely affect the financial results of the surviving corporation;

  . the market price of MyPoints common stock may decline as a result of the merger;

  . Cybergold's officers and directors have conflicts of interest that may influence them to support or approve the merger;

  . failure to complete the merger could negatively impact Cybergold's and/or
    MyPoints's stock price, future business and operations;

  . MyPoints has a limited operating history in an early-stage market and as a result, its business strategy may not prove to be successful;

  . MyPoints has a history of losses, expects future losses and cannot assure you that it will achieve profitability;

  . the expected fluctuations of MyPoints's operating results could cause its stock price to fluctuate;

  . MyPoints depends on the efficient operation of the internet, other networks and systems of third parties; if they do not operate efficiently, MyPoints will not be able to effectively provide its products and services;

  . MyPoints depends on a small number of advertising customers for a significant portion of revenues, who generally do not have long-term contracts with MyPoints and can generally terminate their relationships upon specified notice and without penalties;

  . competition from third parties could reduce or eliminate demand for MyPoints's products and services;

  . failure to safeguard its database and member privacy could damage
    MyPoints's reputation and business;

  . the demand for MyPoints's products and services could be negatively affected by reduced growth of commerce over the Internet or delays in the development of the Internet infrastructure;

  . MyPoints could be subject to potential liability claims related to use of MyPoints's products and services;

  . MyPoints is currently experiencing a period of significant growth that is placing a strain on its resources;

  . MyPoints's stock price may be extremely volatile;

  . difficulties in managing foreign operations, currency issues and foreign government regulation of MyPoints's business could cause it to incur significant expenses, and failure to comply with certain regulations, if applicable, could make MyPoints's international business less competitive or impossible;

  . failure to attract and retain experienced personnel and senior management could harm MyPoints's ability to grow;

  . MyPoints's limited ability to protect its proprietary technology may adversely affect its ability to compete, and MyPoints may be found to infringe proprietary rights of others, which could harm its business;

  . future sales of MyPoints shares could affect the stock price; and

  . other risk factors as may be detailed from time to time in MyPoints's public announcements and filings with the Securities and Exchange Commission.

   In evaluating the merger, you should carefully consider the discussion of these and other factors in the section entitled "Risk Factors" on page 16.

Acquisition of itarget

   In March 2000, Cybergold acquired itarget.com, inc. through a merger of a wholly owned subsidiary of Cybergold with and into itarget. itarget is a permission email marketing company that rewards consumers for participation in a variety of on-line commerical programs with premium products delivered on-line. Cybergold issued 1.83 million shares of its common stock to the itarget stockholders of which 185,000 shares are held in escrow to secure indemnification obligations to Cybergold.

Comparative market price information (see page 63)

   Shares of MyPoints common stock are listed on the Nasdaq National Market under the symbol "MYPT." On April 14, 2000, the last full trading day prior to the public announcement of the proposed merger, MyPoints's common stock closed at $14.938 per share. On June 26, 2000, MyPoints's common stock closed at $16.9375 per share. Shares of Cybergold's common stock are listed on the Nasdaq National Market under the symbol "CGLD." On April 14, 2000, Cybergold's common stock closed at $5.50 per share. On June 26, 2000, Cybergold's common stock closed at $7.625 per share. MyPoints and Cybergold urge you to obtain current market quotations.

                       SELECTED HISTORICAL FINANCIAL DATA

                 MyPoints's Selected Historical Financial Data
                     (In thousands, except per share data)

   The following selected historical financial data should be read in conjunction with MyPoints's financial statements and related notes thereto, and "MyPoints Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 91 in this proxy statement/prospectus. The selected statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the selected balance sheet data as of December 31, 1998 and 1999 have been derived from MyPoints's audited financial statements and the notes thereto included elsewhere in this proxy statement/prospectus. The selected balance sheet data as of December 31, 1996 and 1997 has been derived from MyPoints audited financial statements which are not included in this proxy statement/prospectus. The selected statement of operations data for the period from November 7, 1996 (inception) to December 31, 1996 and for the three month periods ended March 31, 1999 and 2000 and the selected balance sheet data as of March 31, 2000 have not been audited. In the opinion of MyPoints's management, such unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results of operations for the indicated periods. Results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the full fiscal year.

                            Period from                                  Quarter Ended
                         November 7, 1996  Year Ended December 31,         March 31,
                          (Inception) to   --------------------------  ------------------
                         December 31, 1996  1997     1998      1999      1999      2000
                         ----------------- -------  -------  --------  --------  --------
                            (unaudited)                                   (unaudited)
Consolidated Statement
 of Operations Data:
Revenues:
 Advertising............      $  --        $   151  $ 1,286  $ 23,526  $  1,275  $ 15,822
 License................         --            --       --        614       --        --
                              ------       -------  -------  --------  --------  --------
   Total revenues.......         --            151    1,286    24,140     1,275    15,822
                              ------       -------  -------  --------  --------  --------
Cost of revenues:
 Advertising............         --             78    1,121     7,212       878     4,113
 License................         --            --       --        195       --        --
                              ------       -------  -------  --------  --------  --------
   Total cost of
    revenues............         --             78    1,121     7,407       878     4,113
                              ------       -------  -------  --------  --------  --------
 Gross profit...........         --             73      165    16,733       397    11,709
                              ------       -------  -------  --------  --------  --------
Operating expenses:
 Technology costs.......          16           560    1,520     8,665       968     5,276
 Sales and marketing
  expenses..............          36         1,669    4,513    30,247     2,564    11,393
 General and
  administrative
  expenses..............          16           712    2,028     9,601     1,074     4,400
 Amortization of
  intangible assets.....         --            --       275     3,116       832     1,177
 Stock-based
  compensation..........         --             77      158     3,054       449     1,100
                              ------       -------  -------  --------  --------  --------
   Total operating
    expenses............          68         3,018    8,494    54,683     5,887    23,346
                              ------       -------  -------  --------  --------  --------
Operating loss..........         (68)       (2,945)  (8,329)  (37,950)   (5,490)  (11,637)
Interest income.........           1            64       87       633         9       816
Interest expense and
 other, net.............         --             (8)     (24)     (139)      --        (53)
                              ------       -------  -------  --------  --------  --------
   Net loss.............         (67)       (2,889)  (8,266)  (37,456)   (5,481)  (10,874)
                              ------       -------  -------  --------  --------  --------
Dividend related to
 beneficial conversion
 feature of preferred
 stock..................         --            --       --     (9,800)   (9,800)      --
                              ------       -------  -------  --------  --------  --------
   Net loss attributable
    to common
    stockholders........      $  (67)      $(2,889) $(8,266) $(47,256) $(15,281) $(10,874)
                              ======       =======  =======  ========  ========  ========
Net loss per share:
 Basic and diluted......      $(0.08)      $ (2.56) $ (4.37) $  (3.53) $  (3.00) $  (0.40)
                              ======       =======  =======  ========  ========  ========
 Weighted average
  shares -- basic and
  diluted...............         891         1,127    1,890    13,397     5,097    26,872
                              ======       =======  =======  ========  ========  ========


                                        December 31,
                              ------------------------------------   March 31,
                               1996     1997      1998      1999       2000
                              -------  -------  --------  --------  -----------
                                                                    (unaudited)
Balance Sheet Data:
Cash and cash equivalents...  $ 1,118  $ 2,948  $  5,089  $ 21,792   $ 116,392
Working capital (deficit)...    1,099    2,381      (307)   10,948     109,829
Total assets................    1,205    3,474    18,306    55,669     171,242
Long-term liabilities, less
 current maturities.........      --        47     2,408     1,029         907
Accumulated deficit.........      (67)  (2,956)  (11,222)  (58,478)    (69,352)
Total stockholders' equity..  $ 1,412  $ 2,692  $  9,283  $ 28,853   $ 142,799

                 Cybergold's Selected Historical Financial Data
                     (In thousands, except per share data)

   The following selected historical financial data should be read in conjunction with Cybergold's consolidated financial statements and related notes thereto, and "Cybergold Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 126 in this proxy statement/prospectus. The selected statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the selected balance sheet data as of December 31, 1998 and 1999 have been derived from Cybergold's audited financial statements and the notes thereto included elsewhere in this proxy statement/prospectus. The selected balance sheet data as of December 31, 1997 have been derived from Cybergold's audited financial statements which are not included in this proxy statement/prospectus. The selected statement of operations data for the three month periods ended March 31, 1999 and 2000 and balance sheet data as of March 31, 2000 have not been audited. In the opinion of Cybergold's management, such unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results of operations for the indicated periods. Results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the full fiscal year.

                                                              Quarter Ended
                               Year Ended December 31,          March 31,
                             -----------------------------  ------------------
                               1997      1998      1999       1999      2000
                             --------  --------  ---------  --------  --------
                                                               (unaudited)
Consolidated Statement of
 Operations Data:
Revenues:
  Transaction............... $    457  $    628  $   3,316  $    333  $  2,269
  Custom marketing services
   and other................       74       377      2,167       170     2,021
                             --------  --------  ---------  --------  --------
    Total revenues..........      531     1,005      5,483       503     4,290
                             --------  --------  ---------  --------  --------
Cost of revenues:
  Transaction...............      256       293      1,594       159     1,094
  Custom marketing services
   and other................       37       173        334        85        78
                             --------  --------  ---------  --------  --------
    Total cost of revenues..      293       466      1,928       244     1,172
                             --------  --------  ---------  --------  --------
  Gross margin..............      238       539      3,555       259     3,118
                             --------  --------  ---------  --------  --------
Operating expenses
  Product development.......    1,190     1,726      3,187       513     1,630
  Sales and marketing.......    2,162     2,695      9,158     1,024     5,410
  General and
   administrative...........      740       814      3,352       307     2,302
  itarget acquisition
   costs....................      --        --         --        --      2,142
  Amortization of deferred
   compensation.............      --        198        735       327       113
                             --------  --------  ---------  --------  --------
    Total operating
     expenses...............    4,092     5,433     16,432     2,171    11,597
                             --------  --------  ---------  --------  --------
    Loss from operations....   (3,854)   (4,894)   (12,877)   (1,912)   (8,479)
Interest income/(expense),
 net........................      (15)       78        740        11       563
                             --------  --------  ---------  --------  --------
    Net loss................   (3,869)   (4,816)   (12,137)   (1,901)   (7,916)
                             --------  --------  ---------  --------  --------
Dividend attributable to
 preferred stockholders.....      --       (660)    (1,571)     (283)      --
                             --------  --------  ---------  --------  --------
    Net loss attributable to
     common stockholders....   (3,869)   (5,476)   (13,708)   (2,184)   (7,916)
                             --------  --------  ---------  --------  --------
Net unrealized loss on
 securities.................      --        --         --        --       (117)
                             --------  --------  ---------  --------  --------
    Net comprehensive loss.. $ (3,869) $ (5,476) $ (13,708) $ (2,184) $ (8,033)
                             ========  ========  =========  ========  ========
Net loss per common share:
  Basic and diluted......... $  (0.97) $  (1.18) $   (1.45) $  (0.42) $  (0.38)
                             ========  ========  =========  ========  ========
  Weighted average shares --
   basic and diluted........    3,979     4,648      9,464     5,175    20,642
                             ========  ========  =========  ========  ========

                           December 31,
                         ------------------  March 31,
                           1998      1999      2000
                         --------  -------- -----------
                                            (unaudited)
Balance Sheet Data:
Cash and cash
 equivalents............ $  3,181  $ 17,265  $ 16,107
Current assets..........    3,605    47,595    43,843
Total assets............    4,093    49,353    45,641
Long-term obligations,
 less current
 maturities.............      226       389       331
Convertible redeemable
 preferred stock........    6,379       --        --
Total stockholders'
 equity (deficit)....... $ (4,294) $ 42,460  $ 36,378

              Selected Unaudited Pro Forma Combined Financial Data
                    (In thousands, except per share amounts)

   The following selected unaudited pro forma combined financial data present the effect of the pending merger between MyPoints and Cybergold as if the merger had been completed on January 1, 1999 for the year ended December 31, 1999 and January 1, 2000 for the three months ended March 31, 2000, for results of operations purposes and on March 31, 2000 for purposes of the March 31, 2000 balance sheet. The unaudited pro forma combined financial data was prepared using the purchase method of accounting and does not give effect to the disposition of its Paytech business.

   The unaudited pro forma combined financial data is based on estimates and assumptions which are preliminary and have been made solely for the purposes of developing these unaudited pro forma combined financial data. The unaudited pro forma combined financial data is not necessarily an indication of the results that would have been achieved had the transaction been consummated as of the dates indicated or results that may be achieved in the future.

   These selected MyPoints unaudited pro forma combined financial data should be read in conjunction with the unaudited pro forma combined financial data, the historical financial statements and notes thereto of MyPoints, the historical financial statements and notes thereto of Cybergold, and other financial information pertaining to MyPoints and Cybergold including "MyPoints Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 91 of this proxy statement/prospectus, "Cybergold Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 126 of this proxy statement/prospectus and "Risk Factors" on page 16 of this proxy statement/prospectus.

                                                     MyPoints and Cybergold
                                                   ---------------------------
                                                    Year Ended   Three Months
                                                   December 31,     Ended
                                                       1999     March 31, 2000
                                                   ------------ --------------
Unaudited pro forma combined statements of
 operations data:
Revenues..........................................   $ 29,623      $ 20,112
Cost of revenues..................................      9,335         5,285
                                                     --------      --------
Gross profit......................................     20,288        14,827
Operating expenses:
 Technology costs.................................     11,852         6,906
 Sales and marketing expense......................     39,405        16,803
 General and administrative expense...............     12,953         6,702
 Amortization of intangible assets................     31,075         8,167
 itarget acquisition costs........................        --          2,142
 Stock based compensation.........................      3,789         1,213
                                                     --------      --------
  Totaling operating expenses.....................     99,074        41,933
                                                     --------      --------
Operating loss....................................    (78,786)      (27,106)
                                                     --------      --------
Interest income, net..............................      1,234         1,326
                                                     --------      --------
Net loss..........................................    (77,552)      (25,780)
                                                     --------      --------
Dividend related to preferred stockholders........    (11,371)          --
                                                     --------      --------
Net loss attributable to common stockholders......   $(88,923)     $(25,780)
                                                     ========      ========
Basic and diluted net loss per share..............   $  (3.76)     $  (0.69)
                                                     ========      ========
Weighted average shares -- basic and diluted......     23,672        37,147
                                                     ========      ========

                                                          MyPoints and Cybergold
                                                          ----------------------
                                                              March 31, 2000
                                                              --------------
Unaudited pro forma combined balance sheet data:
Cash, cash equivalents & short-term investments..........       $ 155,941
Working capital..........................................         144,740
Intangible assets........................................         161,183
Total assets.............................................         356,500
Long-term obligations, less current maturities...........           1,238
Accumulated deficit......................................         (69,352)
Total stockholders' equity...............................       $ 318,794

     Selected Comparative Historical And Unaudited Pro Forma Per Share Data

   The following table reflects the historical net loss and book value per share of MyPoints common stock and the historical net loss and book value per share of Cybergold common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the pending merger of MyPoints and Cybergold. The information presented in the following table should be read in conjunction with the unaudited pro forma combined financial data and the MyPoints and Cybergold historical financial statements included elsewhere in this proxy statement/prospectus.

                                                     Year Ended   Three Months
                                                    December 31,     Ended
                                                        1999     March 31, 2000
                                                    ------------ --------------
MyPoints Historical per Share Data
  Basic and diluted net loss per share(1)..........   $ (3.53)      $ (0.40)
  Book value per share(2)..........................      1.11          4.90
Cybergold Historical per Share Data
  Basic and diluted net loss per share(1)..........     (1.45)        (0.38)
  Book value per share(2)..........................      2.07          1.70
Unaudited Pro Forma Combined Per Share Data
  Basic and diluted net loss per MyPoints
   share(1)........................................     (3.76)        (0.69)
  Basic and diluted net loss per equivalent
   Cybergold share(3)..............................     (1.80)        (0.33)
  Book value per MyPoints share....................      5.83          8.09
  Book value per equivalent Cybergold share(3).....      2.80          3.88

--------
(1) Basic and diluted net loss per share is computed using the weighted average number of common shares outstanding during the period. Common equivalent shares are excluded from the computation as their effect is antidilutive.

(2) The historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at December 31, 1999 and March 31, 2000.

(3) The equivalent pro forma basic and diluted net loss per share and book value per share for Cybergold are based upon the exchange of approximately
    0.48 shares of MyPoints common stock for each share of Cybergold common stock. This assumed exchange ratio of 0.48 shares of MyPoints common stock for each share of Cybergold common stock is stipulated in the merger agreement.

                                  RISK FACTORS

   The merger involves a high degree of risk. By voting in favor of the merger, you will be choosing to invest in MyPoints common stock. An investment in MyPoints common stock involves a high degree of risk. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote for the merger.

General risks relating to the proposed merger

MyPoints and Cybergold may not achieve the benefits they expect from the merger which may have a material adverse effect on the combined company's business, financial condition and operating results and/or could result in loss of key personnel.

   MyPoints will need to overcome significant issues in order to realize any benefits or synergies from the merger, including the timely, efficient and successful execution of a number of post-merger events. Key events include:

  . integrating the operations of the two companies;

  . retaining and assimilating the key personnel of each company;

  . offering the existing services of each company to the other company's customers;

  . retaining the existing customers and strategic partners of each company;

  . developing new services that utilize the assets of both companies; and

  . maintaining uniform standards, controls, procedures and policies.

   The successful execution of these post-merger events will involve considerable risk and may not be successful. These risks include:

  . the potential disruption of the combined company's ongoing business and distraction of its management;

  . the difficulty of incorporating acquired technology and rights into the combined company's products and services;

  . combining the customer database technologies of the two companies could be expensive and time-consuming;

  . unanticipated expenses related to technology integration;

  . the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

  . potential unknown liabilities associated with the acquired business.

   The combined company may not succeed in addressing these risks or any other problems encountered in connection with the merger.

Cybergold shareholders will receive a fixed number of shares of MyPoints common stock despite changes in market value of Cybergold common stock or MyPoints common stock.

   Upon the merger's completion, each share of Cybergold common stock will be exchanged for 0.480 shares of MyPoints common stock. There will be no adjustment for changes in the market price of either Cybergold common stock or MyPoints common stock. In addition, neither Cybergold nor MyPoints may terminate the merger agreement or "walk away" from the merger solely because of changes in the market price of MyPoints or Cybergold common stock. Accordingly, the specific dollar value of MyPoints common stock that Cybergold stockholders will receive upon the merger's completion will depend on the market value of MyPoints and Cybergold common stock when the merger is completed and may decrease from the date you submit your proxy. The share prices of MyPoints and Cybergold common stock are by nature subject to the general price fluctuations in the market for publicly traded equity securities and have experienced significant volatility. We urge you to obtain recent market quotations for MyPoints common stock and Cybergold common stock. MyPoints cannot predict or give any assurances as to the market price of MyPoints common stock at any time before or after the completion of the merger.

The merger could adversely affect combined financial results.

   MyPoints expects to incur estimated non-recurring merger costs of $2.5 million in connection with the merger. If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to MyPoints's stockholders resulting from the issuance of shares in connection with the merger, MyPoints's financial results, including earnings per share, could be adversely affected.

The market price of MyPoints common stock may decline as a result of the merger.

   The market price of MyPoints common stock may decline as a result of the merger for a number of reasons including if:

  . the integration of MyPoints and Cybergold is unsuccessful;

  . MyPoints does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts; or

  . the effect of the merger on MyPoints's financial results is not consistent with the expectations of financial or industry analysts.

Cybergold's officers and directors have conflicts of interest that may influence them to support or approve the merger.

   The directors and officers of Cybergold participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or in addition to, yours, including the following:

  . MyPoints has agreed to cause the surviving corporation in the merger to indemnify each present and former Cybergold officer and director against liabilities arising out of such person's services as an officer or director. MyPoints will cause the surviving corporation to maintain officers' and directors' liability insurance to cover any such liabilities for the next six years.

  . MyPoints and Cybergold have agreed that Cybergold shall be entitled to designate two individuals to MyPoints's board of directors, one of which will be A. Nathaniel Goldhaber, the President and Chief Executive Officer of Cybergold, who are reasonably acceptable to MyPoints.

  . A. Nathaniel Goldhaber, Daniel Berger, and Michael Koifman have entered into non-competition agreements dated April 14, 2000 with MyPoints that provide for severance benefits upon certain termination events. In addition, the agreements entered by Messrs. Berger and Koifman provide for an immediate payment of $50,000 and an acceleration of vesting of their options by one year upon one year of service after the signing of the non-competition agreements. Cybergold also lowered the exercise price on options previously issued to Mr. Berger for 34,686 shares of Cybergold common stock from $3.90 per share to $0.225 per share.

  . Upon consummation of the merger, John Steuart, the Chief Financial
    Officer of Cybergold, may be entitled to acceleration of his unvested options if certain conditions relating to his ongoing employment with the combined company are not met.

   For the above reasons, the directors and officers of Cybergold could be more likely to support or vote to approve the merger agreement than if they did not hold these interests. Cybergold stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

Failure to complete the merger could negatively impact Cybergold's and/or MyPoints's stock price, future business and operations.

   If the merger is not completed for any reason, Cybergold and MyPoints may be subject to a number of material risks, including the following:

  . Cybergold may be required under certain circumstances to pay MyPoints a termination fee of $7,850,000;

  . the price of Cybergold and/or MyPoints common stock may decline to the extent that the relevant current market price reflects a market assumption that the merger will be completed; and

  . costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed.

   In addition, Cybergold's and/or MyPoints's customers and strategic partners, in response to the announcement of the merger, may delay or defer decisions concerning the relevant company. Any delay or deferral in those decisions by customers, strategic partners or suppliers could have a material adverse effect on business of the relevant company, regardless of whether the merger is ultimately completed. Similarly, current and prospective Cybergold and/or MyPoints employees may experience uncertainty about their future roles with MyPoints until MyPoints's strategies with regard to Cybergold are announced or executed. This may adversely affect Cybergold's and/or MyPoints's ability to attract and retain key management, sales, marketing and technical personnel.

   Further, if the merger is terminated and Cybergold's board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid in the merger. In addition, while the merger agreement is in effect and subject to very narrowly defined exceptions, Cybergold is prohibited from soliciting, initiating or encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination, with any party other than MyPoints.

Risks relating to MyPoints

We have only a limited operating history that investors may use to assess our future prospects.

   We have only a limited operating history upon which you can evaluate our business. We commenced operations in November 1996 and did not begin to generate revenues until July 1997. We have not and may never generate sufficient revenues to achieve profitability. Although we have experienced revenue growth in recent periods, these growth rates may not be sustainable or indicative of our future growth. We have limited experience addressing challenges frequently encountered by early-stage companies in the electronic commerce and direct marketing industries. We may not be successful in addressing these risks, and our business strategy may not be successful. In addition, we have never operated during a general economic downturn in the United States, which typically adversely affects advertising and marketing expenditures and retail sales. Accordingly, our limited operating history does not provide investors with a meaningful basis for evaluating an investment in our common stock.

We have a history of losses and expect losses to continue at least through 2001.

   Our accumulated deficit as of March 31, 2000 was $69.4 million. We have never operated profitably and, given our planned level of operating expenses, we expect to continue to incur losses at least through 2001. We plan to increase our operating expenses as we continue to build infrastructure to support the expansion of our business. Our losses may increase in the future, and even if we achieve our revenue targets, we may not be able to sustain or increase profitability on a quarterly or annual basis. If our revenues grow more slowly than we anticipate, or if our operating expenses exceed our expectations and cannot be adjusted accordingly, our losses could continue beyond our present expectations.

Our quarterly operating results are subject to fluctuations, which could affect our stock price.

   Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors, some of which are outside of our control. As a result, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall. The factors most likely to produce varied results include:

  . the advertising budget cycles of individual advertisers;

  . the number of reward points redeemed by our members and the costs associated with these redemptions;

  . changes in the mix of our business;

  . changes in marketing and advertising costs that we incur to attract and retain members;

  . changes in our pricing policies, the pricing policies of our competitors or the pricing policies for internet advertising generally; and

  . unexpected costs and delays relating to the expansion of our operations.

   Due to these factors, revenues and operating results are difficult to forecast and you should not rely on period to period comparisons of results of operations as an indication of our future performance.

Our operating results are subject to seasonal fluctuations that could impact our growth and affect our stock price.

   We believe that our revenues will be subject to seasonal fluctuations as a result of general patterns of retail advertising, which are typically higher during the fourth calendar quarter. In addition, expenditures by advertisers tend to be cyclical, reflecting general economic conditions and consumer buying patterns. The extent of these seasonal fluctuations in any period may be difficult to predict and, if the fluctuations are greater than our expectations, our growth rate would decline. In this event, the price of our common stock may fall.

We may have difficulties integrating recent and future acquisitions and any failure to successfully integrate acquired companies would reduce our ability to realize the anticipated value of the acquisition.

   We may pursue acquisitions in the future. Based on our experiences with our first acquisition, we expect to face numerous risks and uncertainties generally associated with acquisitions, including:

  . potentially adverse effects on our reported results of operations from acquisition-related charges and amortization of goodwill and purchased technology;

  . our ability to maintain customers or the reputation of the acquired businesses;

  . potential dilution to current stockholders from the issuance of additional equity securities;

  . difficulties integrating operations, personnel, technologies, products and information systems of the acquired businesses;

  . diversion of management's attention from other business concerns; and

  . potential loss of key employees of acquired businesses.

   In November and December 1998, through our acquisition of Enhanced Response Technologies, Inc. and a company affiliated with Experience Information Solutions, Inc., we acquired internet and electronic commerce related assets and technologies to support a web-based rewards program known as MyPoints. We integrated MyPoints with our BonusMail email service during March and April 1999. This integration involved the combination of two different marketing programs and technology platforms, as well as operations in San Francisco and Chicago. In connection with this integration, we incurred substantial costs. During the relaunch of the integrated MyPoints program, we encountered several unanticipated problems which resulted in significant periods of system downtime during April 1999. During these periods of downtime, our web site was not accessible by members. We believe that we have resolved the problems that caused this downtime; however, there can be no assurance that we will not encounter additional system-related problems.

   In January 2000, we acquired Alliance Development Group, Inc., or ADG, a company that operates offline customer rewards programs. In connection with this acquisition, we intend to integrate our technology with ADG's offline programs to help make them more efficient. If we are unable to do this in a timely manner, we may be unable to realize the anticipated benefits of this acquisition. This transaction has been accounted for under the purchase method of accounting. We allocated $14.8 million of the purchase price to intangible assets and goodwill, which will be amortized over three to eight years.

   Our ability to meet the challenges associated with integrating acquired companies has not been established. As a result, we cannot assure you that we will be successful in generating additional sources of members and revenues from the recent acquisitions or any future acquisitions.

We are growing rapidly, and the failure to manage our growth could strain our management systems and resources.

   As we continue to increase the scope of our operations, we may not have an effective planning and management process in place to implement our business plan successfully. We have grown from 24 employees on January 1, 1998 to 264 employees on April 30, 2000. We plan to continue the expansion of our technology, sales, marketing and administrative organizations. This growth will continue to strain our management systems and resources, We anticipate the need to continue to improve our financial and managerial controls and our reporting systems. In addition, we will need to expand, train and manage our rapidly growing work force.

Our success depends on our ability to maintain and expand an active membership base.

   Our success largely depends on our ability to maintain and expand an active membership base. Our revenues are primarily driven by fees paid by advertisers and direct marketers based on specific actions taken by our members. If we are unable to induce existing and new members to actively participate in our programs, our business, results of operations and financial condition will be harmed. We generate a significant portion of our revenues based on the activity of a small percentage of our members, and we cannot assure you that the percentage of active members will increase. In addition, some of our members have requested to limit the number of emails they receive from us. Although our membership has grown in prior periods, we cannot be sure that our membership growth will continue at current rates or increase in the future.

If online incentive-based direct marketing programs do not gain increased acceptance by members, advertising and marketing clients and merchants, we would have slower revenue growth than expected and would incur greater than expected losses.

   Our success depends in part on the increased acceptance of online incentives-based direct marketing programs. Although incentive programs have been used extensively in traditional marketing and sales channels, they have only recently begun to be used online.

   The success of online incentives-based direct marketing programs will depend on the ability of these programs to attract and retain members, advertising and marketing clients and merchants. Our ability to attract and retain members, clients and merchants will depend on our marketing efforts and on the quality of each member, client or merchant experience with our system. The number and relevance of the direct marketing offers we provide and the perceived value of the incentives we offer will be necessary to achieve future success. Our ability to generate revenue from clients and merchants will depend on our ability to differentiate ourselves through the services we provide and technology solutions we offer, as well as our success in generating adequate participation from consumers in our online incentives-based direct marketing programs. The attractiveness of our program to consumers depends in large part on the attractiveness of the incentives we offer. To the extent that our online incentives-based direct marketing program does not achieve market acceptance among members, clients and merchants, we would have slower revenue growth than expected and would incur greater than expected losses, and our business, results of operations and financial condition would be harmed.

We face intense competition, and the failure to compete effectively could adversely affect our market share and results of operations.

   We face intense competition from both traditional and online advertising and direct marketing businesses. We expect competition to increase due to the lack of significant barriers to entry for online business generally. As we expand the scope of our product and service offerings, we may compete with a greater number of media companies across a wide range of advertising and direct marketing services. Our ability to generate significant revenue from advertisers and loyalty partners will depend on our ability to differentiate ourselves through the technology and services we provide and to obtain adequate participation from consumers in our online direct marketing and rewards programs. Rewards providers are also a critical element of our business. The attractiveness of our program to current and potential members and loyalty partners depends in large part on the attractiveness of the rewards and point redemption opportunities that we offer. Currently, several companies offer competitive online products or services, including Cybergold and Netcentives. We also expect to face competition from established online portals and community web sites that engage in direct marketing and loyalty point programs, as well as from traditional advertising agencies and direct marketing companies that may seek to offer online products or services.

   Many of our current competitors and potential new competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These advantages may allow them to respond more quickly to new or emerging technologies and changes in customer requirements. It may also allow them to engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies, and make more attractive offers to potential employees, strategic partners and advertisers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective advertisers and advertising agency customers. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share. We may not be able to compete effectively, and competitive pressures may result in price reductions, reduced gross margins and loss of our market share.

The failure to establish the MyPoints brand would impair our competitive position.

   We are highly dependent on establishing and maintaining our brand. Any event or circumstance that negatively impacts our brand could have a direct and material adverse effect on our business, results of operations and financial condition. As competitive pressures in the online direct marketing industry increase, we believe that brand strength will become increasingly important. The reputation of the MyPoints brand will depend on our ability to provide a high-quality member experience. We cannot assure you that we will be successful in delivering this experience. If members are not satisfied with the quality of their experience with the MyPoints program, their negative experiences might result in publicity that could damage our reputation. If we expend additional resources to build the MyPoints brand and do not generate a corresponding increase in revenues as a result of our branding efforts, or if we otherwise fail to promote our brand successfully, our competitive position would suffer.

If the Internet fails to gain further acceptance as a medium for advertising and marketing, we would have slower revenue growth than expected and would incur greater than expected losses.

   Our business depends on market acceptance of the Internet as a medium for advertising and marketing. Advertisers, marketers and advertising and marketing agencies that have historically relied on traditional forms of advertising and marketing may be reluctant or slow to adopt online advertising and marketing. Many advertisers and marketers have limited or no experience using the Internet as an advertising and marketing medium. In addition, these advertisers and marketers may have allocated only a limited portion of their budgets to online advertising and marketing, or may find online advertising and marketing to be less effective for promoting their products and services than traditional advertising and marketing media, including television, radio and print.

   Advertisers, markets, and advertising and marketing agencies that have invested substantial resources in traditional methods of advertising and marketing may also be reluctant to reallocate their resources to online advertising and marketing. The market for online advertising and marketing also depends on the overall growth and acceptance of electronic commerce. If the markets for online advertising and marketing and electronic commerce fail to develop or develop more slowly than we expect, we would have slower revenue growth than expected and would incur greater than expected losses, and our business, results of operations and financial condition would be harmed.

The market for making small payments over the Internet is new and we cannot be certain that a viable market for our products will emerge or be sustainable.

   We cannot assure you that the demand for and market acceptance of Internet payment services will develop to a sufficient level to support our continued operations or planned expansion, and we also cannot assure you that consumers, Web sites or merchants will utilize a system for payment transactions over the Internet. Currently, Internet content and service providers typically use a subscription model to charge for content or services they provide, if they charge consumers directly for their content or services at all. We cannot assure you that these entities will ever adopt a method for accepting small payments for their content or services over the Internet. In addition, the development of a market for payments on the Internet may depend on the eventual adoption of a standard payment system. There can be no assurance that our payment system will be the system adopted by consumers, Web sites, or merchants. If a widespread demand for payments on the Internet does not develop or if another method for payments is adopted as a standard, our business, results of operations and financial condition will be harmed.

The failure to accurately estimate levels of point redemption would adversely affect our results of operations and could lead to the restatement of historical financial results.

   Our historical and forecasted financial statements reflect our assumptions as to the percentage of rewards points issued by us that will not be redeemed by members prior to expiration. This percentage of unredeemed points is known as "breakage," If our assumptions do not prove accurate, our financial statements may require restating, which could cause our stock price to decline and damage our reputation. The breakage rates we have used in preparing our financial statements and forecasts are based primarily on our limited experience with our own program since its launch in May 1997. We have also reviewed breakage rates reported by other operators of loyalty and rewards programs, such as airlines. Although we believe that the breakage rates we have used are reasonable in light of our analysis and experience, we cannot assure you that our actual breakage rates will equal or exceed our assumed breakage rates. If our actual breakage rates are less than our assumed breakage rates, meaning that a greater number of points are actually redeemed than we had assumed would be redeemed, our results of operations could be materially and adversely affected. In addition, operators of loyalty programs have, from time to time, for competitive or other reasons, extended the expiration dates for points, miles or other rewards currencies. For example, we extended the expiration date for the points associated with the email portion of our program when we relaunched our email and web-based services. If it becomes necessary for us to extend the expiration date of a significant balance of outstanding points in the future, it is possible that our actual breakage rates would be lower than our assumed breakage rates, which could materially and adversely affect our results of operations. In addition, the timing of members' decisions to redeem points is at the discretion of members and cannot be controlled by us. Points have a life of three to four years and can be redeemed by members until their expiration date. To the extent that members redeem points at a rate that is more rapid than that anticipated by us, we would experience a need for increased working capital to fund these redemptions. Accordingly, the timing of points redemptions by members could materially and adversely affect our results of operations.

A small number of our advertising customers accounts for a significant portion of our revenues; therefore the loss of principal customers could adversely affect our revenues.

   No single advertising customer accounted for more than 10% of our revenue in 1998 or 1999. Our four largest advertising customers were responsible for approximately 30% of our revenues during 1998, and our ten largest advertising customers were responsible for approximately 25% of our revenues during 1999. We do not have long-term contracts with most of our customers, and customers can generally terminate their relationships with us upon specified notice and without penalties. Thus, we may not be able to retain our principal customers. The loss of one or more of our principal customers could have a material adverse effect on our revenues.

Our prospects for obtaining additional financing, if required, are uncertain and failure to obtain needed financing could affect our ability to pursue future growth.

   We may need to raise additional funds to develop or enhance our services or products, to fund expansion, to respond to competitive pressures or to acquire complementary products, businesses or technologies. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced and these securities might have rights, preferences or privileges senior to those of our current stockholders. If adequate funds are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance services or products, or otherwise respond to competitive pressures would be significantly limited.

We depend on the services of our executive officers and key employees to manage our growth, and there is no assurance we can retain their services.

   Our future success depends on the continued service of our key senior management and technical and sales personnel. The loss of any of these persons could have a material adverse effect on our business. We do not have key-person insurance on any of our employees. Robert C. Hoyler, our President and Chief Operating Officer, Steven E. Parker, our Senior Vice President, Marketing, and Frank J. Pirri, our Senior Vice President, Offline Commerce, joined us in December 1998 as the result of acquisition transactions that took place in the fourth quarter of 1998. Charles H. Berman, our Executive Vice President, Sales, also joined us in 1998. Tom Caldwell, our former Senior Vice President, Finance and Chief Financial Officer resigned in May 2000. In addition, Eugene A. Pierce, our former Senior Vice President, Technology, left the company in June 2000. Our recently integrated management team has limited experience working together.

   Our success depends on our ability to attract, retain and motivate highly skilled employees. Competition for employees in our industry is intense. We may be unable to retain our key employees or to attract, assimilate and retain other highly qualified employees in the future. We have experienced difficulty from time to time in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulty in the future.

Failure to safeguard our database and member privacy could affect our reputation among consumers.

   An important feature of the MyPoints program is our ability to develop and maintain individual member profiles. Security and privacy concerns may cause consumers to resist providing the personal data necessary to support this profiling capability. As a result of these security and privacy concerns, we may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. Usage of our MyPoints program could decline if any well-publicized compromise of security occurred. In addition, third parties could alter information in our database that would adversely affect our ability to target direct marketing offers to members. We could also be subject to legal claims from members. Any public perception that we engaged in unauthorized release of member information would adversely affect our ability to attract and retain members.

   As part of our point redemption services, we maintain a database containing information on our members' account balances. Our database may be subject to access by unauthorized users accessing our systems remotely. If we experience a security breach, the integrity of our points database could be affected. This breach could lead to financial losses through the unauthorized redemption of points.

We are vulnerable to system failures which could cause interruptions or disruptions in our service.

   The hardware infrastructure on which the MyPoints system operates is located at the Exodus Communications data center in Jersey City, New Jersey. In April 1999, we completed a transition to Exodus from a combination of internally maintained systems and systems maintained by another third-party service provider. We cannot assure you that we will be able to manage this relationship successfully to mitigate any risks associated with having our hardware infrastructure maintained by Exodus. Unexpected events such as natural disasters, power losses and vandalism could damage our systems. Telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of our systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions in our systems. Accordingly, we could be required to make capital expenditures in the event of damage. We do not currently have fully redundant systems or a formal disaster recovery plan.

   Periodically we experience unscheduled system downtime, which results in our web site being inaccessible to members. In particular, during the relaunch of the integrated MyPoints program in April 1999, we experienced significant periods of system downtime during which our web site was inaccessible. Although we did not suffer material losses during these downtimes, if these problems persist in the future, members and advertisers could lose confidence in our services.

System capacity constraints may result in a loss of revenues.

   A substantial increase in the use of our products and services could strain the capacity of our systems, which could lead to slower response time or system failures. System failures or slowdowns adversely affect the speed and responsiveness of our rewards transaction processing. These would diminish the experience for our members and reduce the number of transactions, and thus, could reduce our revenue. Although we have designed and tested our system to handle several times the highest daily transaction volume we have experienced to date, the ability of our systems to manage this volume of transactions in a production environment is unknown. As a result, we face risks related to our ability to scale up to our expected transaction levels while maintaining satisfactory performance. If our transaction volume increases significantly, we will need to purchase additional servers and networking equipment to maintain adequate data transmission speeds. The availability of these products and related services may be limited or their cost may be significant.

We face risks associated with third party claims and protection of our intellectual property rights, and any litigation relating to intellectual property rights could harm our business.

   Our business activities may infringe upon the proprietary rights of others, and other parties may assert infringement claims against us. We have received three claims of alleged infringement, one of which has been resolved through a license agreement. Another infringement claim was made by Cybergold in May 1999. If the merger is not consummated and this claim cannot be resolved through a license or similar arrangement, we could become a party to litigation with Cybergold. Also, in July 1999, we received an infringement claim from another party, along with an offer to grant a license to us at a cost that would not be material. To our knowledge, no litigation has been filed against us based on this claim. We are evaluating the claim and have not yet begun substantive discussions regarding it. Litigation may also be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. An adverse determination in any litigation of this type could require us to make significant changes to the structure and operation of our online rewards program, attempt to design around a third party's patent, or license alternative technology from another party. Implementation of any of these alternatives could be costly and time consuming, and might not be possible. In addition, any intellectual property litigation, even if successfully defended, would result in substantial costs and diversion of resources and management attention.

   Our success and ability to compete depends on our internally developed technologies and trademarks, which we seek to protect through a combination of patent, copyright, trade secret and trademark laws. Despite actions we take to protect our proprietary rights, it may be possible for third parties to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently. In addition, legal standards relating to the validity, enforceability and scope of protection of proprietary rights in internet-related businesses are uncertain and still evolving. We cannot give any assurance regarding the future viability or value of any of our proprietary rights. In addition, we cannot give any assurance that the steps taken by us will prevent misappropriation or infringement of our proprietary information. Any infringement or misappropriation, should it occur, could have a material adverse effect on any competitive advantage incident to our proprietary rights.

The majority of our customers are Internet companies and our business will be seriously harmed if the Internet does not become a viable commercial marketplace.

   The majority of our customers are Internet companies that are dependent upon the acceptance of the Internet as a viable commercial marketplace. Additionally, many of our customers have suffered significant operating losses and negative cash flow. If the use of the Internet for e-commerce transactions and as an advertising medium does not continue to grow or our customers continue to suffer operating losses and negative cash flow, we could lose a substantial portion of our customer base, which would seriously harm our business and financial condition.

As we expand our business internationally, we may need to adopt our products and services and we may be subject to foreign government regulation and taxation, currency issues, difficulties in managing foreign operations and foreign political economic instability.

   An element of our growth strategy is to further introduce our services in international markets. Our participation in international markets will be subject to our potential inability to adapt, expand or enhance our products and services to suit foreign markets. In addition, international operations are generally associated with risks such as foreign government regulations, export license requirements, tariffs and taxes, fluctuations in currency exchange rates, introduction of the European Union common currency, difficulties in managing foreign operations and political and economic instability. To the extent our potential international members or our international partners are impacted by currency devaluations, general economic crises or other macroeconomic events, the ability of our members to utilize our services could be diminished. In order to help us address some of the risks associated with introducing our services internationally, we believe it will be necessary to establish strategic relationships with international partners. We cannot assure you that electronic commerce will develop successfully in international markets or that potential members in these foreign markets will utilize incentives-based marketing programs. Furthermore, we cannot assure you that we will be able to overcome any legal restrictions related to offering rewards and incentives that may exist in foreign jurisdictions. Any failure to develop our business internationally may harm our competitive position and consequently our business.

                              THE MYPOINTS MEETING

Date, time and place of MyPoints's special meeting

   The date, time and place of the special meeting of MyPoints stockholders are as follows:

                                 August 3, 2000
                            10:00 a.m. Pacific Time
                        Wilson Sonsini Goodrich & Rosati
                   One Market, Spear Street Tower, 33rd Floor
                           San Francisco, California

Purpose of the special meeting

   The special meeting is being held so that MyPoints stockholders may consider and vote upon a proposal to approve issuance of MyPoints common stock in a merger with Cybergold, Inc. that will cause Cybergold to become a wholly-owned subsidiary of MyPoints. The merger agreement is included as Annex A to the attached proxy statement/prospectus. If the merger is approved, among other things:

  . Mygo Acquisition Corporation, a wholly-owned subsidiary of MyPoints, will merge with and into Cybergold.

  . MyPoints will issue shares of common stock in the merger as contemplated by the merger agreement. MyPoints will issue 0.480 shares of MyPoints common stock for each share of outstanding Cybergold common stock.

Record date and outstanding shares

   MyPoints's board of directors has fixed the close of business on June 23, 2000 as the record date for the special meeting. Only holders of record of MyPoints common stock at the close of business on the record date are entitled to notice of and to vote at the meeting. As of the close of business on the record date, there were 29,084,894 shares of MyPoints common stock outstanding and entitled to vote, held of record by approximately 431 stockholders.

Vote and quorum required

   Holders of MyPoints's common stock are entitled to one vote for each share held as of the record date. Approval of the proposal to be voted upon by MyPoints stockholders requires the affirmative vote of a majority of the common stock of MyPoints present or represented by proxy. Attendance at the meeting in person or by proxy of a majority of the outstanding common stock of MyPoints is required for a quorum.

   As of March 31, 2000, directors, executive officers and affiliates of MyPoints as a group beneficially owned approximately 39.03% of the outstanding shares of MyPoints common stock.

Abstentions; broker non-votes

   Abstentions will be included in determining the number of shares present and voting at the meeting and will have the same effect as votes AGAINST these proposals. In the event that a broker, bank, custodian, nominee or other record holder of MyPoints common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, which is called a broker non-vote, those shares will not be considered for purposes of determining the number of shares entitled to vote with respect to a particular proposal on which the broker has expressly not voted, but will be counted for purposes of determining the presence or absence of a quorum for the transaction of business.

Expenses of proxy solicitation

   MyPoints will pay the expenses of soliciting proxies to be voted at the meeting except that Cybergold will share equally the expenses incurred in connection with filing and printing this proxy statement/prospectus.

Following the original mailing of the proxies and other soliciting materials, MyPoints and its agents also may solicit proxies by mail, telephone, telegraph or in person. Following the original mailing of the proxies and other soliciting materials, MyPoints will request brokers, custodians, nominees and other record holders of MyPoints common stock to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of MyPoints common stock and to request authority for the exercise of proxies. In such cases, MyPoints upon the request of the record holders, will reimburse such holders for their reasonable expenses.

Proxies

   The proxy accompanying this proxy statement/prospectus is solicited on behalf of the MyPoints board of directors for use at the special meeting. Please complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to MyPoints. All properly signed proxies that MyPoints receives prior to the vote at the meeting and that are not revoked will be voted at the meeting according to the instructions indicated on the proxies or, if no direction is indicated, to approve the merger. You may revoke it at any time before it is exercised at the meeting by taking any of the following actions:

  . delivering a written notice to the Secretary of MyPoints by any means, including facsimile, bearing a date later than the date of the proxy, stating that the proxy is revoked

  . signing and delivering a proxy relating to the same shares and bearing a later date prior to the vote at the meeting

  . attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

   MyPoints's board of directors does not know of any matter that is not referred to in this proxy statement/prospectus to be presented for action at the meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

Recommendation of the Board of Directors

   The board of directors of MyPoints has unanimously determined that the terms of the merger agreement and the merger are in the best interests of MyPoints and the MyPoints stockholders. Accordingly, the MyPoints board of directors recommends that MyPoints stockholders vote FOR the merger and issuance of MyPoints stock in connection with the merger.


 To assure that your shares are represented at the meeting, please complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. You may revoke your proxy at any time before it is voted.

                             THE CYBERGOLD MEETING

Date, place and time of Cybergold's special meeting

   The special meeting of Cybergold's stockholders will be held on August 3, 2000, at Cybergold's principal executive offices at 1330 Broadway, 12th Floor, Oakland, California, commencing at 10:00 a.m., local time.

Purpose of the special meeting

   MyPoints and Cybergold are furnishing this proxy statement/prospectus to Cybergold stockholders in connection with the solicitation of proxies by Cybergold's board of directors. The Cybergold board of directors will use the proxies at the special meeting of stockholders of Cybergold to be held on August 3, 2000 and at any adjournment or postponement thereof.

   At the special meeting, Cybergold's stockholders will be asked to vote upon the proposal to approve the agreement and plan of merger and reorganization attached to this proxy statement/prospectus as Annex A and to authorize the merger of a wholly-owned subsidiary of MyPoints into Cybergold.

Record date and outstanding shares

   The Cybergold board of directors fixed the close of business on June 23, 2000 as the record date for the special meeting. Only holders of Cybergold capital stock of record at the close of business on the record date, will be entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, there were 21,438,180 shares of Cybergold common stock outstanding and entitled to vote, held by approximately 126 holders of record.

Vote and quorum required

   Each share of Cybergold common stock entitles the holder thereof to one vote. The attendance in person or by proxy of holders of a majority of Cybergold's common stock is necessary for a quorum to exist at the special meeting. Approval of the agreement and plan of merger and authorization of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Cybergold common stock.

   The holders of approximately 44% of the outstanding shares of Cybergold common stock, including A. Nathaniel Goldhaber, have agreed to vote in favor of the merger agreement and the merger.

   On the record date, Cybergold's directors and executive officers and affiliates owned approximately 12,797,360 shares, or approximately 59.6% of the outstanding shares of Cybergold common stock. This number does not include stock that the Cybergold directors and executive officers may acquire through the exercise of stock options or warrants, or upon the conversion of warrants.

Abstentions; broker non-votes

   Abstentions will be included in determining the number of shares present and voting at the meeting and will have the same effect as votes AGAINST these proposals. In the event that a broker, bank, custodian, nominee or other record holder of Cybergold common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, which is called a broker non-vote, those shares will not be considered for purposes of determining the number of shares entitled to vote with respect to a particular proposal on which the broker has expressly not voted, but will be counted for purposes of determining the presence or absence of a quorum for the transaction of business.

Proxies

   All properly executed proxies received before the vote at the special meeting, and not revoked, will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, such proxies will be voted FOR the proposal to approve the merger agreement and the merger, and the proxy holder may vote the proxy in its discretion as to any other matter which may properly come before the meeting.

   Any abstention will have the same effect as a vote AGAINST the approval of the merger agreement and the merger.

   A Cybergold stockholder who has given a proxy solicited by Cybergold's board of directors may revoke it by:

  . giving written notice of revocation to the Secretary of Cybergold,

  . delivering a later dated proxy to the Secretary of Cybergold, or

  . attending the special meeting and voting in person.

   Any written notice of revocation or subsequent proxy must be sent so as to be delivered at or before the taking of the vote at the special meeting to Cybergold, Inc., 1330 Broadway, 12th floor, Oakland, CA 94612, Attention: Jack Krasner.

Expenses of Proxy Solicitation

   The expenses of the solicitation of proxies for the special meeting will be borne by Cybergold, except that MyPoints will share equally the expenses incurred in connection with filing and printing this proxy statement/ prospectus. In addition to solicitation by mail, directors, officers and key employees of Cybergold may solicit proxies in person or by telephone, telegram or other means of communication. These persons will receive no additional compensation for solicitation of proxies, but may be reimbursed for reasonable out-of-pocket expenses.

   You should not send in any stock certificates with your proxies. A transmittal form with instructions for the surrender of stock certificates for shares of Cybergold will be mailed to you as soon as practicable after completion of the merger.

Appraisal Rights

   Appraisal rights are not available with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or Nasdaq or held of record by more than 2,000 stockholders if such stockholders are required to receive only shares of the surviving corporation, shares of any other corporation which are either listed on a national securities exchange or held of record by more than 2,000 holders, cash in lieu of fractional shares or a combination of the foregoing. Therefore, stockholders of Cybergold will not be able to exercise any appraisal rights in connection with this merger.

Recommendation of the board of directors

   The board of directors of Cybergold has unanimously determined that the terms of the merger agreement and the merger are in the best interests of Cybergold and the Cybergold stockholders. Accordingly, the Cybergold board of directors recommends that Cybergold stockholders vote FOR the proposal to approve the merger agreement and the merger.


 To assure that your shares are represented at the meeting, please complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. You may revoke your proxy at any time before it is voted.

                                   THE MERGER

   This section of the proxy statement/prospectus describes the proposed merger. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we referred to for a more complete understanding of the merger.

Background of the Merger and Related Agreements

   On March 12, 2000, Steven Markowitz, MyPoints's Chief Executive Officer, met with A. Nathaniel Goldhaber, President and Chief Executive Officer of Cybergold. At this meeting they discussed the relative strengths of their respective companies and each company's position in the internet-based direct marketing sector. They discussed the strategic advantages of combining the complementary strengths of the two companies and the merits of a possible business combination.

   In various telephone calls between March 11, 2000 and April 14, 2000, at the direction of their respective clients, representatives of Goldman Sachs & Co. and representatives of FleetBoston Robertson Stephens, MyPoints's financial advisor, discussed the businesses and prospects of Cybergold and MyPoints, relative market valuations and potential business and financial terms of a possible business combination.

   On March 14, 2000, MyPoints's board of directors met. Mr. Markowitz reviewed with the board the strategic rationale for a proposed transaction, and Robertson Stephens gave a preliminary presentation regarding Cybergold and a possible transaction. The board then generally discussed a potential combination with Cybergold and its risks and benefits. At the conclusion of the meeting, the board instructed MyPoints's management to continue discussions with Cybergold. From March 12, 2000 to the execution of the merger agreement on April 14, 2000, members of MyPoints's senior management discussed the progress of the negotiations with MyPoints's outside directors on a regular basis.

   On March 19, 2000, Mr. Markowitz and Layton Han, Vice President, Business Development and Chief Financial Officer of MyPoints, and Chris Greer and Anand Gowda of Robertson Stephens met with Mr. Goldhaber, John Steuart, Chief Financial Officer of Cybergold, and Gary Fitts, Chief Technology Officer of Cybergold, to discuss the businesses of MyPoints and Cybergold and the general terms of a business combination between the two companies.

   On March 20, 2000, Mr. Markowitz briefed MyPoints's board of directors at a telephonic board meeting on the status of their discussions with Cybergold. MyPoints's board of directors authorized Mr. Markowitz and the company's advisors to proceed with discussions with Cybergold. Subsequently on March 20, 2000, the Company delivered a term sheet to Cybergold related to the proposed transaction.

   On March 28, 2000 and March 29, 2000, Messrs. Markowitz, Han, Goldhaber and Steuart met in London to discuss the potential structure of the merger and the terms of the distribution of Cybergold's Paytech business.

   On April 3, 2000, the Cybergold board received materials prepared by Cybergold's senior management with the assistance of Cybergold's legal and financial advisors explaining the proposed transaction, including the terms of the merger, and containing a financial analysis of the merger.

   On April 4, 2000, MyPoints and Cybergold entered into non-disclosure agreements.

   From April 5, 2000 through April 14, 2000, MyPoints and Cybergold, together with their respective legal, financial and accounting advisors, conducted extensive due diligence reviews and engaged in negotiation of the terms of the merger agreement and the other related agreements.

   On April 5, 2000, Cybergold's board of directors met at the Cybergold offices with all of the directors attending to review the materials and the status of the proposed transaction. Mr. Steuart and Mr. Goldhaber discussed the status of negotiations with MyPoints, the outstanding issues regarding the merger and the comments and questions raised by the directors. The board of directors instructed Cybergold's senior management to continue discussions with Cybergold.

   On April 6, 2000, Mr. Goldhaber and other members of Cybergold's senior management met with members of MyPoints's senior management to further the discussions of the proposed merger.

   On April 7, 2000, Mr. Goldhaber and Mr. Steuart met with some of Cybergold's directors to provide an update of the discussions with MyPoints.

   On April 7, 2000, MyPoints's board of directors met via teleconference with senior management and MyPoints's legal, financial and accounting advisors at a special telephonic meeting to discuss the status of the negotiations with Cybergold, open issues, MyPoints's due diligence review of Cybergold and the directors' comments on the draft of documentation previously forwarded by MyPoints's legal advisors. Robertson Stephens presented various preliminary financial analyses regarding the proposed merger. This discussion was followed by a presentation by members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, MyPoints's outside legal counsel, of the board's fiduciary duties, the proposed terms of the merger agreement, the structure of the transaction and related documents.

   At the conclusion of this April 7, 2000 meeting, the MyPoints board authorized senior management and MyPoints's legal and financial advisors to continue discussions with Cybergold.

   On April 10, 2000, MyPoints's board of directors met again with senior management and representatives of Robertson Stephens and Wilson Sonsini Goodrich & Rosati at a special telephonic meeting of the board to review the status of the negotiations with Cybergold, the terms of the draft merger agreement, the open issues and MyPoints's due diligence review of Cybergold.

   On April 10, 11, and 13, 2000, Cybergold's board of directors met via teleconference with Mr. Goldhaber, Mr. Steuart, other members of Cybergold's senior management and representatives of Goldman, Sachs & Co. and Morrison & Foerster, LLP. All of the directors were present at the meetings. Mr. Goldhaber and Mr. Steuart provided the board of directors a review of the status of the negotiations with MyPoints, the terms of the draft merger agreement and an updated financial analysis of the proposed merger. The board of directors also received updates of Cybergold's due diligence review of MyPoints.

   On April 12, 2000, MyPoints and Cybergold entered into new non-disclosure agreements.

   On April 14, 2000, Cybergold's board of directors met to review the final merger agreement. Mr. Goldhaber and other members of Cybergold's senior management reviewed the terms of the merger and related transactions with the board of directors. Morrison & Foerster reviewed the legal standards that the board should consider in evaluating the merger, including a review of the directors' fiduciary duties and discussed with the board the terms of the merger agreement and related documents. Goldman, Sachs & Co. made a presentation to the board of directors regarding the merger, reviewing the strategic rationale for the merger and the various analyses used by Goldman, Sachs to assess the fairness of the merger. Goldman, Sachs orally informed the board of directors of the opinion of Goldman, Sachs (subsequently confirmed in writing) that the exchange ratio was fair, from a financial point of view, to holders of Cybergold's common stock. For a more detailed discussion of such analysis and opinion, see "Opinion of Goldman, Sachs & Co., Financial Advisor to Cybergold" below. The directors discussed the merger with, and asked questions of, the members of Cybergold's management present at the meeting, Cybergold's legal and financial advisors, including a discussion of alternatives to the proposed structure of the merger and the assumptions made with regard to the opinion of Goldman, Sachs. After a thorough discussion of the merger and related transactions, Cybergold's board of directors unanimously approved the merger and the terms of the merger agreement and related documents and authorized management to proceed with the execution of the merger agreement and related documents.

   On April 14, 2000, MyPoints's board of directors met to review the final merger agreement. At this meeting, representatives of Robertson Stephens reviewed updated financial terms of the transaction and orally informed MyPoints's board of directors of its opinion (subsequently confirmed in writing) that the exchange ratio was fair, from a financial point of view, to MyPoints. Robertson Stephens also responded to questions raised by members of MyPoints's board of directors regarding its analysis and opinion. For a more detailed discussion of such analysis and opinion, see "Opinion of MyPoints's Financial Advisor" below. MyPoints's management reviewed the other terms of the merger with the board. Wilson Sonsini Goodrich & Rosati discussed the board's fiduciary obligations and terms of the merger agreement and related documents. Following these presentations, the board engaged in a full discussion of the terms of the proposed merger, including the strategic benefits of the combination, the terms and conditions of the proposed merger agreement, and the analysis and opinion of Robertson Stephens. MyPoints's board of directors concluded that the merger agreement was fair to MyPoints's stockholders and that the proposed merger was in the best interests of MyPoints and its stockholders. At the conclusion of the meeting, MyPoints's board of directors unanimously approved the merger and the terms of the merger agreement and related documents and authorized management to proceed with the execution of the transaction documents.

   During the evening of April 14, 2000, the parties executed the merger agreement and the related transaction documents. The merger was jointly announced by MyPoints and Cybergold on the morning of April 17, 2000.

   The parties amended the merger agreement on June 20, 2000 to provide that the spin-off of the Paytech business could be accomplished before or after the closing of the merger so long as the record date for that distribution is set prior to the merger closing. In addition, this amendment provides that if the Paytech disposition does not occur prior to September 30, 2000, MyPoints may elect not to effectuate it and instead dividend to former Cybergold stockholders $5,000,000 in cash less Paytech operating expenses incurred since the closing of the merger.

MyPoints's Reasons for the Merger

   At a meeting held on April 14, 2000, the board of directors of MyPoints concluded that the merger was in the best interests of MyPoints and its stockholders and determined to recommend that the stockholders approve the merger. In its evaluation of the merger, MyPoints's board of directors identified several potential benefits of the merger, the most important of which included the board's expectation that:

  . the acquisition would provide a growth opportunity for MyPoints, and help provide the opportunity to achieve a leading market position;

  . the advantages associated with the acquisition of Cybergold's patents;

  . the potential synergies of the combined companies in marketing, technology and sales;

  . the merger and its related synergies may help enable MyPoints accelerate its revenue growth and timing to achieve profitability; and

  . MyPoints would acquire a pool of talented and highly skilled employees with proven capabilities in a tight labor market.

   MyPoints's board of directors consulted with senior management, as well as its legal counsel, independent accountants and financial advisors, in reaching its decision to approve the merger. In its evaluation of the merger, the MyPoints board reviewed several factors, including, but not limited to, the following:

  . historical information concerning MyPoints's and Cybergold's respective businesses, financial performance and condition, operations, technology and management, including reports concerning results of operations during the most recent fiscal quarter for each company filed with the SEC;

  . MyPoints management's view of the financial condition, results of operations and businesses of MyPoints and Cybergold before and after giving effect to the merger and the MyPoints board's determination of the merger's effect on stockholder value;

  . current financial market conditions and historical market prices, volatility and trading information;

  . the consideration Cybergold stockholders will receive in the merger in light of comparable transactions;

  . the opinion of Robertson Stephens that, as of the date of its opinion and subject to the considerations described in the opinion, the exchange ratio in the merger is fair from a financial point of view to MyPoints stockholders;

  . the belief that the terms of merger agreement are reasonable;

  . the impact of the merger on MyPoints's customers and employees; and

  . reports from management, legal, financial and accounting advisors as to the results of the due diligence investigation of Cybergold.

   The MyPoints board also identified and considered a number of potentially negative factors in its deliberations concerning the merger including the following:

  . the risk that the potential benefits of the merger may not be realized;

  . the possibility that the merger may not be consummated, even if approved by MyPoints's and Cybergold's stockholders;

  . the effect of the public announcement of the merger on Cybergold's sales and customer relations;

  . the risk of management and employee disruption associated with the merger, including the risk that despite the efforts of the combined company, key technical, sales and management personnel might not remain employed by the combined company;

  . the risk that the merger could adversely affect MyPoints's relationship with certain of its customers and strategic partners; and

  . other applicable risks described in this proxy statement/prospectus under "Risk Factors" on page 16.

   The board concluded that, on balance, the potential benefits to MyPoints and its stockholders of the merger outweighed the risks associated with the merger. The discussion of the information and factors considered by the MyPoints board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, the MyPoints board did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination.

Recommendation of MyPoints's Board of Directors

   After careful consideration, the MyPoints board of directors has determined the merger agreement and the merger to be fair to and in the best interests of its stockholders. In connection with the merger, MyPoints's board of directors recommends approval of the issuance of shares of MyPoints common stock in the merger as described in this proxy statement/prospectus.

Cybergold's Reasons for the Merger

   Cybergold's board of directors has determined that the terms of the merger and the merger agreement are fair to, and in the best interests of, Cybergold and its stockholders. Accordingly, Cybergold's board of directors has approved the merger agreement and the consummation of the merger and recommends that you vote FOR approval of the merger agreement and the merger.

   In reaching its decision, Cybergold's board of directors identified several potential benefits of the merger, the most important of which included:

  . the value of combining the customer bases, marketing efforts and management teams of the two companies;

  . the historical ability of MyPoints to generate revenues from its registered users at a higher rate than Cybergold;

  . the ability to distribute the Paytech business to Cybergold's stockholders, allowing the stockholders to participate in the potential appreciation in value of the Paytech business;

  . the potential for greater analyst coverage and market support for the combined company and the potential for greater liquidity in the common stock of the combined entity;

  . the available cash reserves of MyPoints; and

  . the fact that the exchange ratio represented a premium over the historical relative market price performance of Cybergold's and MyPoints's common stock.

   Cybergold's board of directors consulted with Cybergold's senior management, as well as its legal counsel, independent accountants and financial advisors, in reaching its decision to approve the merger. Among the factors considered by Cybergold's board of directors in its deliberations were the following:

  . the financial condition, results of operations, cash flow, business and prospects of MyPoints and Cybergold;

  . the current economic and industry environment;

  . the complementary nature of the technological approaches of the two companies;

  . the number of companies pursuing the Internet direct marketing sector and overall size of the sector;

  . the current financial market conditions and historical market prices, volatility and trading information;

  . the due diligence investigation of MyPoints conducted by Cybergold's management, and its legal and financial advisors;

  . the belief that the terms of the merger agreement are reasonable;

  . the impact of the merger on Cybergold's customers and employees; and

  . the opinion of Goldman Sachs & Co. that, as of the date of its opinion and subject to the considerations described in the opinion, the exchange ratio in the merger is fair from a financial point of view to Cybergold's stockholders.

   Cybergold's board of directors also identified and considered a number of uncertainties and risks in its deliberations concerning the merger, including the following:

  . the risk that the potential benefits sought in the merger might not be fully realized, if at all;

  . the risk that the merger might not be consummated;

  . the effect of the public announcement of the merger on Cybergold's (a) sales, operating results and stock price and (b) ability to attract and retain key management, sales and marketing and technical personnel;

  . risks associated with fluctuations in MyPoints's stock price prior to the closing of the merger;

  . tax liability to be incurred by Cybergold and its stockholders in connection with the distribution of the Paytech business; and

  . the other risks associated with the business of MyPoints, Cybergold and the merged companies and the merger described in this proxy statement/prospectus under "Risk Factors" on page 16.

   As a result of the foregoing considerations, Cybergold's board of directors determined that the potential advantages of the merger outweighed the benefits of remaining a separate company. Cybergold's board of directors believes that the combined company will have a far greater opportunity than Cybergold alone to compete in its industry.

   The discussion of the information and factors considered by the Cybergold board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, the Cybergold board did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination.

Recommendation of Cybergold's Board of Directors

   After careful consideration, Cybergold's board of directors unanimously determined the merger agreement and the merger to be fair to and in the best interests of its stockholders. In connection with the merger, Cybergold's board of directors recommends approval and adoption of the merger agreement and the merger as described in this proxy statement/prospectus.

   In considering the recommendation of Cybergold's board of directors with respect to the merger agreement, you should be aware that some directors and officers of Cybergold have interests in the merger that are different from, or are in addition to the interests of Cybergold stockholders generally. Please see the section entitled "Interests of Certain Directors, Officers and Affiliates in the Merger" on page 45 of this proxy statement/prospectus.

Opinion of MyPoints's Financial Advisor

   Pursuant to an engagement letter dated February 17, 2000, MyPoints engaged FleetBoston Robertson Stephens Inc., or Robertson Stephens, to render an opinion as to the fairness of the exchange ratio, from a financial point of view, to MyPoints.

   On April 14, 2000 at a meeting of the MyPoints board held to evaluate the proposed merger, Robertson Stephens delivered to the MyPoints board its oral opinion, which was subsequently confirmed in writing as of April 14, 2000, that, as of such date and based on the assumptions made, the matters considered and the limitations on the review undertaken described in the opinion, the exchange ratio was fair from a financial point of view to MyPoints. No limitations were imposed by the MyPoints board on Robertson Stephens with respect to the investigations made or procedures followed by it in furnishing its opinion. The exchange ratio was determined through negotiations between the respective managements of MyPoints and Cybergold. Robertson Stephens was not asked by, and did not recommend to, MyPoints that any specific exchange ratio constituted the appropriate exchange ratio for the merger.

   The full text of the Robertson Stephens opinion, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B and is incorporated in this proxy statement/prospectus by reference. We urge MyPoints stockholders to read the Robertson Stephens opinion in its entirety. The Robertson Stephens opinion was prepared for the benefit and use of the MyPoints board in its consideration of the merger and does not constitute a recommendation to stockholders of MyPoints as to how they should vote upon, or take any other action with respect to, the merger.

   The Robertson Stephens opinion does not address:

  . the relative merits of the merger and the other business strategies that the MyPoints board has considered or may be considering; or

  . the underlying business decision of the MyPoints board to proceed with the merger.

   The summary of the Robertson Stephens opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the Robertson Stephens opinion.

   In connection with the preparation of the Robertson Stephens opinion, Robertson Stephens, among other things:

  . reviewed certain publicly available financial statements and other business and financial information of Cybergold and MyPoints, respectively;

  . reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward looking financial information, concerning Cybergold and MyPoints prepared by the managements of Cybergold and MyPoints, respectively;

  . reviewed with Cybergold and MyPoints certain publicly available estimates of research analysts regarding Cybergold and MyPoints;

  . held discussions with the respective managements of Cybergold and MyPoints concerning the businesses, past and current operations, financial condition and future prospects of both of Cybergold and MyPoints, independently and combined, including discussions with the managements of Cybergold and MyPoints concerning the cost savings and other synergies that are expected to result from the merger, as well as their views regarding the strategic rationale for the merger;

  . reviewed the financial terms and conditions set forth in the merger agreement;

  . reviewed the stock price and trading history of Cybergold common stock and MyPoints common stock;

  . compared the financial performance of Cybergold and the prices and trading activity of Cybergold common stock with that of certain other publicly traded companies comparable with Cybergold;

  . compared the financial terms of the merger with the financial terms, to the extent publicly available, of other transactions it deemed relevant;

  . reviewed the pro forma impact of the merger on MyPoints revenues per share;

  . prepared an analysis of the relative contributions of Cybergold and MyPoints to the combined company;

  . participated in discussions among representatives of Cybergold and MyPoints and their financial and legal advisors; and

  . made such other studies and inquiries, and reviewed such other data, as it deemed relevant.

   In its review and analysis, and in arriving at its opinion, Robertson Stephens assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it (including information furnished to it orally or otherwise discussed with it by the management of Cybergold and MyPoints) or publicly available and neither attempted to verify, nor assumed responsibility for verifying, any of such information. Robertson Stephens relied upon the assurances of management of Cybergold and MyPoints that they were not aware of any facts that would make such information inaccurate or misleading. Furthermore, Robertson Stephens did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of Cybergold or MyPoints, nor was Robertson Stephens furnished with any such evaluation or appraisal.

   With respect to the financial forecasts and projections (and the assumptions and bases therefor) for each of Cybergold and MyPoints that Robertson Stephens reviewed, Robertson Stephens assumed that such forecasts and projections:

  . had been reasonably prepared in good faith on the basis of reasonable assumptions;

  . reflected the best available estimates and judgments as to the future financial condition and performance of Cybergold and MyPoints, respectively; and

  . will be realized in the amounts and in the time periods estimated.

   In addition, Robertson Stephens assumed that:

  . the merger will be consummated upon the terms set forth in the merger agreement without material alteration thereof, including, among other things, that the merger will be accounted for as a "purchase method" business combination in accordance with U.S. generally accepted accounting principles;

  . the merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended; and

  . the historical financial statements of each of Cybergold and MyPoints reviewed by it had been prepared and fairly presented in accordance with U.S. GAAP consistently applied.

   Robertson Stephens relied as to all legal matters relevant to rendering its opinion on the advice of counsel.

   Although developments following the date of the Robertson Stephens opinion may affect the opinion, Robertson Stephens assumed no obligation to update, revise or reaffirm its opinion. The Robertson Stephens opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to Robertson Stephens as of, the date of the Robertson Stephens opinion. It should be understood that subsequent developments may affect the conclusion expressed in the Robertson Stephens opinion and that Robertson Stephens disclaims any undertaking or obligation to advise any person of any change in any matter affecting the opinion which may come or be brought to its attention after the date of the opinion. The Robertson Stephens opinion is limited to the fairness, from a financial point of view and as of the date thereof, of the exchange ratio to MyPoints. Robertson Stephens does not express any opinion as to:

  . the value of any employee agreement or other arrangement entered into in connection with the merger;

  . any tax or other consequences that might result from the merger; or

  . what the value of MyPoints common stock will be when issued to Cybergold's stockholders pursuant to the merger or the price at which shares of MyPoints common stock may be traded in the future.

   The following is a summary of the material financial analyses performed by Robertson Stephens in connection with rendering the Robertson Stephens opinion. The summary of the financial analyses is not a complete description of all of the analyses performed by Robertson Stephens. Certain information in this section is presented in a tabular form. In order to better understand the financial analyses performed by Robertson Stephens, these tables must be read together with the text of each summary. The Robertson Stephens opinion is based upon the totality of the various analyses performed by Robertson Stephens and no particular portion of the analyses has any merit standing alone.

   Comparable Companies Analysis. Using publicly available information, Robertson Stephens analyzed, among other things, the total capitalization and trading multiples of Cybergold and selected publicly traded companies in the Internet service industry that have similar business and operating profiles, including:

  . FreeShop.com, Inc.

  . Promotions.com, Inc.

  . Netcentives, Inc.

   Multiples compared by Robertson Stephens included market capitalization to estimated revenues for calendar years 2000 and 2001, as well as market capitalization per member. All multiples were based on closing stock prices as of April 13, 2000.

   Using street estimates for Cybergold and the ranges of multiples set forth in the table below that Robertson Stephens derived from multiples for the comparable companies, the following Cybergold equity values, Cybergold equity values per share and exchange ratios are implied:

                                                            Implied
                                      Implied Cybergold Cybergold equity    Implied
                       Multiple Range   equity value    value per share  Exchange Ratio
                       -------------- ----------------- ---------------- --------------
   2000 Revenues.....   10.0x-18.0x   $307-$538 million  $14.02-$24.63    0.784-1.378
   2001 Revenues.....    6.0x-10.0x   $416-$682 million  $19.01-$31.18    1.064-1.745
   Value Per Member..    $150-$175    $617-$717 million  $28.21-$32.78    1.578-1.834
     Mean............                 $446-$646 million  $20.41-$29.53     1.14-1.65

   Precedent Transaction Analysis. Using publicly available information, Robertson Stephens analyzed the consideration offered and the implied transaction value multiples paid or proposed to be paid in selected acquisition transactions in the Internet service industry, including:

  . Exactis.com/ 24/7 Media (February 29, 2000)

  . Post Communications/Netcentives (February 15, 2000)

  . Tallan, Inc./CMGI, Inc. (February 14, 2000)

  . Interleaf Inc./BroadVision Inc. (January 26, 2000)

  . Direct Hit/Ask Jeeves (January 25, 2000)

  . Concentric Network/Nextlink (January 10, 2000)

  . MapQuest.com/AOL (December 22, 1999)

  . Yesmail.com/CMGI, Inc. (December 15, 1999)

  . Net Effect Systems/Ask Jeeves (November 15, 1999)

  . Flycast/CMGI, Inc. (September 30, 1999)

  . NetGravity Inc./DoubleClick (July 13, 1999)

  . Abacus Corporation/DoubleClick (June 14, 1999)

   In analyzing these "precedent transactions," Robertson Stephens compared, among other things, the total consideration in such transactions as a multiple of estimated next twelve month revenues and the premiums paid in such transactions. All multiples for the precedent transactions were based on public information available at the time of the announcement. Based on this information, the street estimates for Cybergold, and other publicly available information, the following table illustrates the implied Cybergold equity valuations, equity valuations per share and exchange ratios derived from applying a range of multiples that Robertson Stephens derived from the precedent transactions:

                                                                   Implied
                                             Implied Cybergold Cybergold equity    Implied
                              Multiple Range   equity value    value per share  Exchange Ratio
                              -------------- ----------------- ---------------- --------------
   NTM Revenues.............    15.0x-25.0x  $451-$741 million  $20.65-$33.91    1.155-1.897
   Premiums Paid............    20.0%-50.0%  $192-$240 million  $ 8.78-$10.97    0.491-0.614
   One-Month Prior Premium..    50.0%-70.0%  $240-$272 million  $10.97-$12.43    0.614-0.695
     Mean...................                 $294-$418 million  $13.47-$19.10    0.753-1.069

   No company, business or transaction compared in the comparable companies analysis or precedent transaction analysis is identical to Cybergold, MyPoints or the merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading and other values of the comparable companies, precedent transactions or the business segment, company or transactions to which they are being compared.

   Contribution Analysis. Based upon street estimates for Cybergold, Robertson Stephens analyzed the respective contributions of MyPoints and Cybergold to the revenues and estimated revenues of the combined company for the last twelve months, the first quarter of fiscal year 2000, and fiscal years 2000 and 2001. The following table sets forth the approximate relative contributions of MyPoints and Cybergold and the implied Cybergold values, equity values, equity values per share and exchange ratios based on a closing price of $17.88 for MyPoints common stock on April 13, 2000:

                          Cybergold                         Implied
                           Revenue    Implied Cybergold Cybergold equity    Implied
   Revenues:             Contribution   equity value    value per share  Exchange Ratio
   ---------             ------------ ----------------- ---------------- --------------
   LTM.................      18.0%      $115 million         $ 5.25          0.294
   Q1 2000 Annualized..      21.4%      $141 million         $ 6.46          0.362
   Fiscal Year 2000....      30.6%      $224 million         $10.25          0.573
   Fiscal Year 2001....      36.6%      $289 million         $13.21          0.739
     Mean..............                 $192 million         $ 8.80          0.492

   In considering these analyses, Robertson Stephens noted that Cybergold stockholders would own approximately 26.5% of the shares of MyPoints common stock to be outstanding after consummation of the merger.

   Exchange Ratio Analysis. Robertson Stephens compared the historical ratios of the closing price of Cybergold common stock to the closing price of MyPoints common stock over various periods. The following table sets forth certain ratios of the closing prices of Cybergold common stock compared to MyPoints common stock for various periods ending April 13, 2000:

                                                     Ratio of closing prices of
                                                       Cybergold common stock
                                                        compared to MyPoints
                                                            common stock
                                                     ---------------------------
   Period ending April 13, 2000                       Average    High     Low
   ----------------------------                       -------  -------- --------
   5 trading days...................................   0.376x    0.424x   0.282x
   10 trading days..................................   0.380x    0.424x   0.282x
   30 trading days..................................   0.341x    0.437x   0.252x
   60 trading days..................................   0.352x    0.467x   0.252x
   90 trading days..................................   0.331x    0.568x   0.212x
   Since Cybergold IPO..............................   0.392x    0.766x   0.212x

   Deal Premium Analysis. Robertson Stephens also considered the premium that the exchange ratio of 0.480 represented to the implied exchange ratio at various days prior to April 13, 2000. The results of this analysis are summarized below:

                                                              Premium of merger
                                           Average implied   exchange ratio over
                                         exchange ratio over   average implied
   Days prior to April 13, 2000                period          exchange ratio
   ----------------------------          ------------------- -------------------
   0 days...............................        0.412               16.9%
   5 days...............................        0.376               28.0%
   10 days..............................        0.380               26.9%
   30 days..............................        0.341               41.2%
   60 days..............................        0.352               36.8%
   90 days..............................        0.331               45.6%
   Since Cybergold IPO..................        0.392               22.8%

   Pro Forma Analyses. Robertson Stephens analyzed certain pro forma effects resulting from the merger, including, among other things, the impact of the merger on the projected revenues per share of the combined company for fiscal years 2000 and 2001. The following table summarizes the results of such analysis using street estimates for Cybergold:

   Fiscal Year 2000 estimated revenue per share accretion.................  2.3%
   Fiscal Year 2001 estimated revenue per share accretion................. 15.2%

   The actual results achieved by the combined company may vary from projected results and the variations may be material.

   Other Factors and Comparative Analyses. In rendering its opinion, Robertson Stephens considered certain other factors and conducted certain other comparative analyses, including, among other things a review of:

  . the history of trading prices and volume for Cybergold common stock for the period from September 23, 1999 to April 13, 2000, and for MyPoints common stock for the period from August 20, 1999 to April 13, 2000; and

  . selected published analysts' reports on Cybergold and MyPoints.

   While the foregoing summary describes certain analyses and factors that Robertson Stephens deemed material in its presentation to the MyPoints board, it is not a comprehensive description of all analyses and factors considered by Robertson Stephens. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Robertson Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the Robertson Stephens opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Robertson Stephens. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusions reached by Robertson Stephens are based on all analyses and factors taken as a whole and also on application of Robertson Stephens' own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. Robertson Stephens therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, Robertson Stephens considered general economic, market and financial conditions and other matters, many of which are beyond the control of Cybergold and MyPoints. The analyses performed by Robertson Stephens are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be purchased. Furthermore, no opinion is being expressed as to the prices at which shares of Cybergold common stock or MyPoints common stock may be traded at any future time.

   The engagement letter between Robertson Stephens and MyPoints provides that Robertson Stephens is entitled to receive a fee for its services, a substantial portion of which is contingent upon completion of the merger. MyPoints has also agreed to reimburse Robertson Stephens for certain of its out-of-pocket expenses, including legal fees, and to indemnify and hold harmless Robertson Stephens and its affiliates and any director, employee or agent of Robertson Stephens or any of its affiliates, or any person controlling Robertson Stephens or its affiliates for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Robertson Stephens as financial advisor to MyPoints. The terms of the fee arrangement with Robertson Stephens, which MyPoints and Robertson Stephens believe are customary in transactions of this nature, were negotiated at arm's length between MyPoints and Robertson Stephens, and the MyPoints board was aware of such fee arrangements, including the fact that a significant portion of the fees payable to Robertson Stephens is contingent upon completion of the merger. Robertson Stephens has provided certain investment banking services to MyPoints for which it has been paid fees, including acting as lead and joint-lead managers of an initial public offering and subsequent secondary offering of MyPoints common stock. Robertson Stephens maintains a market in the shares of MyPoints common stock. In the ordinary course of its business, Robertson Stephens may trade in MyPoints securities and Cybergold securities for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in MyPoints securities or Cybergold's securities.

   Robertson Stephens was retained based on Robertson Stephens' experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally, as well as Robertson Stephens' investment banking relationship and familiarity with MyPoints.

Opinion of Goldman, Sachs & Co., Financial Advisor to Cybergold

   On April 14, 2000, Goldman Sachs delivered its oral opinion, subsequently confirmed in writing dated April 14, 2000, to Cybergold's board of directors that based upon and subject to certain considerations described therein, as of such date, the exchange ratio of 0.480 shares of common stock, par value $0.001 per share, of MyPoints to be received for each share of common stock, par value $0.00015 per share, of Cybergold pursuant to the merger agreement is fair from a financial point of view to the holders of Cybergold common stock.

   The full text of the written opinion of Goldman Sachs, dated April 14, 2000, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex C and is incorporated herein by reference. The summary of Goldman Sachs' fairness opinion set forth below is qualified in its entirety by reference to the full text of its fairness opinion attached to this proxy statement/prospectus as Annex C. Cybergold stockholders are urged to, and should, read carefully the opinion in its entirety.

   In connection with its opinion, Goldman Sachs reviewed, among other things:

  . the merger agreement;

  . the registration statement on Form S-1, including the prospectus contained therein, dated September 23, 1999, relating to the initial public offering of Cybergold common stock;

  . the registration statement on Form S-1, including the prospectus contained therein, dated August 19, 1999, relating to the initial public offering of MyPoints common stock;

  . the registration statement on Form S-1, including the prospectus contained therein dated February 23, 2000, relating to the secondary public offering of MyPoints common stock;

  . the Annual Reports on Form 10-K of for each of Cybergold and MyPoints for the year ended December 31, 1999;

  . interim reports to stockholders and Quarterly Reports on Form 10-Q for each of Cybergold and MyPoints;

  . other communications from Cybergold and MyPoints to their respective stockholders; and

  . internal financial analyses and forecasts for Cybergold and MyPoints prepared by their respective managements.

   Goldman Sachs also held discussions with members of the senior management of Cybergold and MyPoints regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for the Cybergold common stock and the MyPoints common stock, which like many Internet-related stocks have been and are likely to continue to be subject to significant short-term price and trading volatility, compared certain financial and stock market information for Cybergold and MyPoints with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain business combinations in the Internet direct marketing industry specifically and in other industries generally and performed such other studies and analyses as it considered appropriate.

   Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion. In that regard, Goldman Sachs took into account, with Cybergold's consent, the risks and uncertainties associated with Cybergold achieving management's projections in the amounts and at the times indicated therein. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of Cybergold or MyPoints or any of their respective subsidiaries and was not furnished with any such evaluation or appraisal. Goldman Sachs' advisory services and opinion were provided for the information and assistance of the board of directors of Cybergold in connection with its consideration of the transaction contemplated by the merger agreement and its opinion does not constitute a recommendation as to how Cybergold stockholders should vote with respect to such transaction.

   The following is a summary of the material financial analyses used by Goldman Sachs in connection with providing its oral opinion to Cybergold's board of directors on April 14, 2000. Goldman Sachs utilized substantially the same type of financial analyses in connection with providing the written opinion attached as Annex C.

The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the text of each summary.

Exchange Ratio History

   Goldman Sachs reviewed the implied market exchange ratio for shares of Cybergold common stock and MyPoints common stock for the period from September 23, 1999 to April 14, 2000, determined by dividing the per share closing price for Cybergold common stock by the per share closing price for MyPoints common stock for each day during the period. The implied exchange ratio ranged from a high 0.766 reached on October 18, 1999 to a low 0.212 on December 21, 1999. The implied market exchange ratio for the 130 trading day and the 90 trading day periods ending April 14, 2000 were 0.3277 and 0.3127, respectively. The implied average market exchange ratio for the 30 trading day, the 20 trading day and the 10 trading day periods ending April 14, 2000 were 0.3244, 0.3593 and 0.3696, respectively. The implied market exchange ratio based on closing prices on April 14, 2000 was 0.3682, as to which the 0.480 exchange ratio represents a premium of 30.4% over such implied exchange ratio.

Contribution Analysis

   Goldman Sachs analyzed the relative contributions of Cybergold and MyPoints to revenues and gross profit of the combined company for fiscal years 1999-2001 using management estimates for Cybergold and MyPoints, respectively, and independent research analysts' estimates for Cybergold and MyPoints. Goldman Sachs' contribution analysis assumed no synergies. The following table presents the results of that analysis:

                                                       Relative Percentage
                                                         Contribution to
                                                         Combined Company
                                                       ----------------------
                                                       MyPoints    Cybergold
                                                       ---------   ----------
   Revenues
     1999 Actual......................................      82.0%        18.0%
     1999 Actual Annualized Rate Fourth Quarter.......      83.3%        16.7%
     2000 Street Estimated Annualized Rate First
      Quarter(3)......................................      79.1%        20.9%
     2000 Management Estimated Annualized Rate First
      Quarter(2)......................................      78.6%        21.4%
     2000 Street Consensus Estimates(1)...............      73.8%        26.2%
     2001 Street Consensus Estimates(1)...............      71.2%        28.8%
     2000 Management Estimates(2).....................      72.2%        27.8%
     2001 Management Estimates(2).....................      65.1%        34.9%
   Gross Profit (Sales less Cost of Goods Sold)
     1999 Actual......................................      83.0%        17.0%
     1999 Actual Annualized Rate Fourth Quarter.......      83.7%        16.3%
     2000 Street Estimated Annualized Rate First
      Quarter(3)......................................      81.3%        18.7%
     2000 Managment Estimated Annualized Rate First
      Quarter(2)......................................      80.0%        20.0%
     2000 Street Estimates(3).........................      75.7%        24.3%
     2001 Street Estimates(3).........................      70.9%        29.1%
     2000 Management Estimates(2).....................      72.4%        27.6%
     2001 Management Estimates(2).....................      64.2%        35.8%
   Relative Percentage Ownership of Combined Company
    Following the Merger..............................      73.5%        26.5%

--------
(1) The Street Consensus Estimates used are IBES consensus revenue estimates obtained from FactSet.

(2) The management estimates used are Cybergold's and MyPoints's management estimates on Cybergold and MyPoints, respectively.

(3) The Street Estimates used are the financial analyses and forecasts on Cybergold prepared by SG Cowen and the financial analyses and forecasts on MyPoints prepared by Robertson Stephens.

Comparison of Selected Internet Direct Marketing Companies

   Goldman Sachs reviewed and compared certain financial information relating to Cybergold's and MyPoints's corresponding financial information, ratios and public market multiples for the following three publicly traded companies in the Internet direct marketing industry:

  . Netcentives Inc.

  . FreeShop.com, Inc.

  . Promotions.com, Inc.

   Goldman Sachs also calculated and compared various relative multiples and ratios. The multiples of Cybergold were calculated using the Cybergold common stock per share closing price on April 14, 2000 of $5.50 and the multiples of MyPoints were calculated using the MyPoints common stock per share closing price on April 14, 2000 of $14.94. The revenue multiples of Cybergold and MyPoints were based on IBES consensus revenue estimates obtained from FactSet. The fully diluted equity market capitalization for each of the three selected companies enumerated above was calculated using the latest publicly available financial statements and is based on the fully diluted shares outstanding. The fully diluted equity market capitalization for each of Cybergold and MyPoints was calculated based on information provided by the respective managements of Cybergold and MyPoints. Goldman Sachs' analyses of the selected companies compared 2000 and 2001 estimated revenues as multiples of the fully diluted market capitalization and rates of revenue growth from year 1999 to year 2000 and from year 2000 to year 2001.

   The results of this analysis are as follows:

                                      Market Capitalization
                                         as a Multiple of        Projected Revenue
                                      Estimated Revenue for:        Growth for:
                                      ----------------------    -------------------
                                         2000        2001       1999-2000 2000-2001
                                      ----------- ----------    --------- ---------
   Netcentives Inc...................       22.6x       6.0x     184.4%    277.6%
   FreeShop.com, Inc.................        6.5x       3.6x     128.1%     79.9%
   Promotions.com, Inc...............        2.6x       1.1x     178.3%    127.5%
   Cybergold.........................        4.9x       2.5x     337.7%     95.0%
   MyPoints..........................        6.5x       3.6x     178.9%     71.4%
     Median..........................        6.5x       3.6x     178.9%     95.0%

Comparable Transactions Multiple Analysis

   Goldman Sachs analyzed certain information relating to forty-seven selected transactions in the Internet direct marketing industry since 1996. The following table presents the results of that analysis:

                                                                  Consideration as a
                             Target Pro Forma                     Multiple of Latest
                                Ownership     Premium Over Market Twelve Month Sales
                             ---------------- ------------------- ------------------
   Range...................     0.0%-60.3%      (17.8)%-181.1%       1.1x-3267.3x
   Median..................           8.1%               19.7%              17.1x
   Mean....................          15.8%               29.7%             176.9x
     Proposed Transaction..          26.5%               30.4%              29.8x

   Goldman Sachs prepared pro forma analyses of the financial impact of the transaction using management estimates from each of Cybergold's and MyPoints's managements, the financial analyses and forecasts on Cybergold prepared by research analysts from SG Cowen, the financial analyses and forecasts on MyPoints prepared by research analysts from Robertson Stephens, and IBES consensus revenue estimates obtained from FactSet. For each of the years 2000 and 2001, Goldman Sachs compared the estimated revenue per share, estimated earnings per share and estimated cash earnings per share for the MyPoints common stock on a stand-alone basis to the estimated revenue per share, estimated earnings per share and estimated cash earnings per share relating to the merger for the common stock of the combined company on a pro forma basis, both assuming no synergies. For purposes of this analysis, accretion is defined as an increase on a per share basis and dilution is defined as a decrease on a per share basis. The analysis indicated the merger will be accretive on a revenue per share basis from the perspective of MyPoints's stockholders in estimated years 2000 and 2001. According to management and independent analysts' estimates, MyPoints is expected to experience negative earnings per share and negative cash earnings per share in years 2000 and 2001. The analysis indicated the merger will result in greater losses to the combined entity both on an earnings and cash earnings per share basis, thus producing a dilutive effect on an earnings and cash earnings per share basis in years 2000 and 2001.

   The results of the analysis are as follows:

                                                                      Percentage
                                                                      Accretion/
                                                                      (Dilution)
                                                                      ----------
   Revenue/Share Accretion/(Dilution)
     2000 Management Estimates(1)....................................    1.7%
     2001 Management Estimates(1)....................................   12.7%
     2000 Street Consensus Estimates(2)..............................    0.3%
     2001 Street Consensus Estimates(2)..............................    3.3%

                                                                 Cash Earnings
                                                                   Per Share
                                                                (Earnings Before
                                                      Earnings      Goodwill
                                                      Per Share  Amortization)
                                                      --------- ----------------
   Earnings Per Share Accretion/(Dilution)
     2000 Management Estimates(1)....................   (58.1)%      (32.2)%
     2001 Management Estimates(1)....................   (60.3)%      (12.5)%
     2000 Street Estimates(3)........................   (24.8)%       (6.1)%
     2001 Street Estimates(3)........................   (53.1)%      (22.1)%

--------
(1) The management estimates used are Cybergold's and MyPoints's management estimates on Cybergold and MyPoints, respectively.

(2) The Street Consensus Estimates used are the IBES consensus revenue estimates obtained from FactSet.

(3) The Street Estimates used are the financial analyses and forecasts on Cybergold prepared by SG Cowen and the financial analyses and forecasts on MyPoints prepared by Robertson Stephens.

Other Considerations

   The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, may create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses. No company used in the above analyses as a comparison is directly comparable to Cybergold, MyPoints or the merger. The analyses were prepared solely for purposes of Goldman Sachs providing its opinion to Cybergold's board of directors as to the fairness from a financial point of view to Cybergold of the exchange ratio and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Cybergold, MyPoints, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. As described above, Goldman Sachs' opinion to Cybergold's board of directors was one of many factors taken into consideration by Cybergold's board of directors in making its determination to approve and adopt the merger agreement. The foregoing summary does not purport to be a complete description of the analysis performed by Goldman Sachs in connection with such opinion and is qualified by reference to the written opinion of Goldman Sachs set forth in Annex C hereto.

   Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with Cybergold, having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to the merger agreement. Cybergold selected Goldman Sachs as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Cybergold or MyPoints for its own account and for the accounts of customers.

   Pursuant to a letter agreement dated February 11, 2000, Cybergold engaged Goldman Sachs to act as its financial advisor in connection with a potential transaction involving MyPoints. Pursuant to the terms of this engagement letter, Goldman Sachs will receive a customary fee, a substantial portion of which is contingent on the closing of the merger. Cybergold has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees and disbursements plus any sales, use or similar taxes.

Interests of Certain Directors, Officers and Affiliates in the Merger

   When considering the recommendation of Cybergold's board of directors, you should be aware that Cybergold's directors and officers have interests in the merger that are different from, or are in addition to, your interests. The Cybergold board of directors was aware of these potential conflicts and considered them.

   In accordance with the terms of the merger agreement, two individuals selected by Cybergold, one of whom will be A. Nathaniel Goldhaber and another reasonably acceptable to MyPoints, will be appointed to the board of directors of MyPoints. The MyPoints board of directors will be comprised of nine members. After the merger, A. Nathaniel Goldhaber will be Vice Chairman of MyPoints.

   A. Nathaniel Goldhaber, Daniel Berger, and Michael Koifman have entered into non-competition agreements that provide severance benefits upon certain termination events. In addition, the agreements entered into by Messrs. Berger and Koifman provide for an immediate payment of $50,000 and acceleration of vesting of their options by one year upon one year service after signing the noncompetition agreement. Cybergold also lowered the exercise price on options previously issued to Mr. Berger for 34,686 shares of Cybergold common stock from $3.90 per share to $0.225 per share.

   Upon the consummation of the merger, John Steuart, the Chief Financial Officer of Cybergold, may be entitled to acceleration of his unvested options if certain conditions relating to his employment with the combined company are not met.

   Some of the directors and officers of Cybergold participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or are in addition to, your interests.

   Under the merger agreement, MyPoints has agreed to honor Cybergold's obligations under indemnification agreements between Cybergold and its directors and officers in effect before the completion of the merger and any indemnification provisions of Cybergold's articles of incorporation and bylaws. MyPoints has also agreed to provide for indemnification provisions in the articles of incorporation and bylaws of the surviving corporation of the merger that are at least as favorable as Cybergold's provisions and to maintain these provisions for six years from the completion of the merger.

   In addition, MyPoints has agreed to maintain Cybergold's directors' and officers' liability insurance for six years from the completion of the merger.

   As a result of these interests, these directors and officers of Cybergold could be more likely to vote to approve the merger agreement than if they did not hold these interests. Cybergold's stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

Completion and Effectiveness of the Merger

   The merger will be completed when all of the conditions to completion of the merger are satisfied or, where available, waived, including approval and adoption of the merger agreement and approval of the merger by the stockholders of Cybergold and approval of the issuance of MyPoints common stock in the merger by stockholders of MyPoints. The merger will become effective upon the filing of the certificate of merger with the State of Delaware.

Structure of the Merger and Conversion of Cybergold Common Stock

   Pursuant to the merger agreement, Mygo Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of MyPoints, will merge with and into Cybergold. Cybergold will then be a wholly owned subsidiary of MyPoints.

   Upon completion of the merger, each outstanding share of Cybergold common stock will be converted into the right to receive 0.480 shares of MyPoints common stock. No fractional shares of MyPoints common stock will be issued pursuant to the merger. In lieu of the issuance of any fractional shares of MyPoints common stock, holders of Cybergold common stock will receive a payment of cash equal to the product of such fractional share amount, after aggregating all fractional shares a former holder of Cybergold common stock would be entitled to, and the average closing price of MyPoints common stock as reported on Nasdaq for the five trading days immediately preceding the last full trading day prior to the effectiveness of the merger.

Paytech Disposition

   Cybergold has the right, but not the obligation, to distribute its Paytech business to the Cybergold stockholders. Prior to the merger, Cybergold will incorporate a separate subsidiary which will constitute the Paytech business. The Paytech business will consist of up to 35 Cybergold employees, $5,000,000 in cash (less any taxes attributable to the Paytech distribution), Cybergold's Payment Systems Technology and miscellaneous hard assets. If the distribution of the Paytech business occurs before the merger, Cybergold will hold a 19.9% equity ownership interest in Paytech; if it occurs after the merger, MyPoints will hold a 19.9% ownership interest in the Paytech business. The distribution is not a condition to the consummation of the merger.

   If, for any reason, the disposition of the Paytech business does not occur by September 30, 2000, then at MyPoints's election, it may choose, in its sole discretion, not to distribute the Paytech business and instead pay to Cybergold stockholders a cash dividend of $5,000,000 less Paytech's operating expenses and closure costs incurred since closing of the merger.

   The record date for the distribution of the Paytech business on the payment of the cash dividend will be set by Cybergold prior to the closing of the merger. For more information about the Paytech business, please see the separate prospectus relating to the distribution of the Paytech business that will be mailed to Cybergold stockholders as of a record date prior to the merger.

Exchange of Cybergold Stock Certificates for MyPoints Stock Certificates

   When the merger is completed, MyPoints's exchange agent will mail to Cybergold stockholders a letter of transmittal and instructions for use in surrendering Cybergold stock certificates in exchange for MyPoints stock certificates. When you deliver your Cybergold stock certificates to the exchange agent along with an executed letter of transmittal and any other required documents, your Cybergold stock certificates will be cancelled and you will receive MyPoints stock certificates representing the number of full shares of MyPoints common stock to which you are entitled under the merger agreement. You will receive payment in cash, without interest, in lieu of any fractional shares of MyPoints common stock which would have been otherwise issuable to you in the merger.

   Cybergold stockholders should not submit their Cybergold stock certificates for exchange until they receive the transmittal instructions and a letter of transmittal from the exchange agent.

No Dividends

   Cybergold stockholders are not entitled to receive any dividends or other distributions on MyPoints common stock until the merger is completed and they have surrendered their Cybergold stock certificates in exchange for MyPoints stock certificates.

   Subject to applicable laws, promptly following surrender of Cybergold stock certificates and the issuance of the corresponding MyPoints certificates, Cybergold stockholders will be paid the amount of dividends or other distributions, without interest and, with a record date after the completion of the merger, which were previously paid with respect to their whole shares of MyPoints common stock. At the appropriate payment date, Cybergold stockholders will also receive the amount of dividends or other distributions, without interest, with a record date after the completion of the merger and a payment date after they exchange their Cybergold stock certificates for MyPoints stock certificates.

   MyPoints will only issue Cybergold stockholders a MyPoints stock certificate or a check in lieu of a fractional share in a name in which the surrendered Cybergold stock certificate is registered. If Cybergold stockholders wish to have their certificates issued in another name they must present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that they paid any applicable stock transfer taxes.

Material United States Federal Income Tax Considerations of the Merger

   The following discussion summarizes the material federal income tax consequences of the merger that are generally applicable to holders of Cybergold common stock exchanging their Cybergold common stock for MyPoints common stock. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date hereof. No ruling regarding the merger will be sought; therefore the IRS may disagree with the statements and conclusions set forth herein. In addition, future legislative, judicial or administrative changes or interpretations could adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the merger to MyPoints, Mygo Acquisition Corporation, Cybergold and/or their respective stockholders.

   Stockholders of Cybergold should be aware that the following discussion does not deal with all federal income tax considerations that may be relevant to Cybergold stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are foreign persons, or who acquired their Cybergold stock in compensatory transactions or stockholders who do not hold their Cybergold shares as capital assets. In addition, the following discussion does not address the tax consequences of the merger under foreign, state, or local tax laws and does not address the tax consequences associated with the distribution of the Paytech business. Finally, the following discussion does not address the tax consequences of transactions occurring prior to or after the merger (whether or not such transactions are in connection with the merger) including, without limitation, the exercise of options or rights to purchase Cybergold common stock in anticipation of the merger. Accordingly, Cybergold stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including the applicable federal, state, local and foreign tax consequences to them of the merger.

   It is a condition to the obligation of each of MyPoints and Cybergold to complete the merger that MyPoints receive an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Cybergold receive an opinion of Morrison & Foerster, LLP, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. However, if either tax counsel does not render an opinion, such condition nonetheless will be satisfied if tax counsel to the other party renders an opinion to such other party. Tax counsel's opinions neither bind the IRS, nor preclude the IRS or the courts from adopting a contrary position.

   In delivering their opinions, tax counsel will rely on certain customary representations made by Cybergold and MyPoints, including those contained in certificates of officers of Cybergold and MyPoints. Provided that such representations are correct as of the effective time of the merger, that the merger is consummated in the manner described in the merger agreement and this proxy statement/prospectus, and that there are no changes in the Code or other applicable law, the merger will be a reorganization within the meaning of
Section 368(a) of the Code. Assuming that the merger is a reorganization, the merger will have the following federal income tax consequences:

  . The holders of Cybergold common stock will recognize no gain or loss upon the receipt of MyPoints common stock solely in exchange for their Cybergold common stock in the merger, except with respect to cash received in lieu of fractional shares of MyPoints common stock.

  . The aggregate tax basis of the MyPoints common stock received by the Cybergold stockholders in the merger will be the same as the aggregate tax basis of the Cybergold common stock surrendered in exchange therefor (reduced by any basis allocable to fractional shares for which cash is received).

  . The holding period of the MyPoints common stock received by each Cybergold stockholder in the merger will include the holding period of the Cybergold common stock surrendered in exchange therefor, provided that the Cybergold common stock surrendered is held as a capital asset at the time of the merger.

  . A holder of Cybergold common stock receiving cash in the merger in lieu of a fractional interest in MyPoints common stock will be treated as if such holder actually received such fractional share interest which was subsequently redeemed by MyPoints. A Cybergold stockholder should recognize gain or loss with respect to a cash payment in lieu of a fractional share measured by the difference, if any, between the amount of cash received and the basis in such fractional share.

  . None of MyPoints, Mygo Acquisition Corporation or Cybergold will recognize gain or loss solely as a result of the merger.

   A successful IRS challenge to the reorganization status of the merger would result in Cybergold stockholders recognizing gain or loss. The amount of gain or loss for each share of Cybergold common stock surrendered would equal the difference between the stockholder's basis in each share and the fair market value, as of the time of the merger, of the MyPoints common stock and any other consideration received in exchange. A Cybergold stockholder's aggregate basis in the MyPoints common stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the merger. Even in that event, however, MyPoints, Mygo Acquisition Corporation and Cybergold would not recognize gain or loss solely as a result of the merger.

   This discussion of material federal income tax consequences is intended to provide only a general summary, and is not a complete analysis or description of all potential federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, stockholders are urged to consult their own tax advisors as to the specific tax consequences of the merger, including the applicable federal, state, local and foreign tax consequences to them of the merger in their particular circumstances.

Material United States Federal Income Tax Consequences of the Distribution of the Paytech Business

   The following discussion summarizes the material federal income tax consequences of the distribution of interests in the Paytech business to the Cybergold stockholders. This discussion is based on the Code, applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date hereof. No ruling regarding the distribution will be sought; therefore the IRS may disagree with the statements and conclusions set forth herein. In addition, future legislative, judicial or administrative changes or interpretations could adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the distribution to Cybergold and/or its stockholders.

   Stockholders of Cybergold should be aware that the following discussion does not deal with all federal income tax consequences that may be relevant to Cybergold stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, or foreign persons, stockholders who acquired their Cybergold stock in compensatory transactions, and stockholders who do not hold Cybergold shares as capital assets. Accordingly, Cybergold stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the distribution of the Paytech business, including the applicable federal, state, local and foreign tax consequences.

   The distribution of the Paytech business will be a taxable distribution to Cybergold. Cybergold will recognize any gain (but not loss) on the distribution equal to the difference between its tax basis in the Paytech business and the fair market value of the business on the date of the distribution.

   Cybergold stockholders will be treated as having received a distribution of property with respect to their Cybergold shares equal to the fair market value of the Paytech business interests received in the distribution. The distribution will be taxable as a dividend to the extent of Cybergold's current and accumulated earnings and profits. Any amount not taxable as a dividend will be applied against and reduce the adjusted basis of the stockholder's Cybergold stock (or of the stockholder's MyPoints stock if the distribution is received after the merger). To the extent that the fair market value of the portion of the distribution which is not a dividend exceeds the stockholder's adjusted tax basis in the Cybergold (or MyPoints) shares, the excess will be treated as taxable gain from the sale or exchange of property.

   Cybergold does not have accumulated earnings and profits, and does not expect to have current earnings and profits in its taxable year during which the Paytech business interests are distributed. However, whether Cybergold will have current earnings and profits for its taxable year during which the distribution occurs depends upon the date on which the merger is completed, the date of the distribution, and the fair market value of the Paytech business at the time of the distribution, among other things, none of which can be known with any certainty at present. Therefore, it is possible that under certain circumstances all or a portion of the distribution will be taxable as a dividend. Cybergold will provide information to stockholders regarding the amount of the distribution taxable as a dividend following the close of the calendar year in which the distribution occurs.

   Distribution of the Paytech business interests may be subject to information reporting to the IRS and possible backup withholding at a rate of 31%. Backup withholding will not apply, however, to a Cybergold stockholder who furnishes a correct taxpayer identification number and makes other required certifications or is otherwise exempt from backup withholding. Amounts withheld under backup withholding rules may be credited against a stockholder's tax liability, and a stockholder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate form for refund with the IRS.

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Accounting Treatment of the Merger

   MyPoints intends to account for the merger as a purchase for financial reporting and accounting purposes, under generally accepted accounting principles. After the completion of the merger, the results of operations of Cybergold will be included in the consolidated financial statements of MyPoints. The purchase price will be allocated to Cybergold's assets and liabilities based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over the fair value of the net tangible assets of Cybergold acquired will be recorded as goodwill and other intangible assets and will be amortized by charges to operations under generally accepted accounting principles. These allocations will be made based upon valuations and other studies that have not yet been finalized.

Regulatory Filings and Approvals Required to Complete the Merger

   MyPoints is not aware of any material governmental or regulatory approval required for completion of the merger, other than the effectiveness of the registration statement of which this proxy statement/prospectus is a part, compliance with applicable corporate laws of Delaware and review by the Department of Justice and the Federal Trade Commission to determine whether it is in compliance with applicable antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the merger may not be consummated until the specified waiting period requirements under that Act have been satisfied. If Cybergold chooses to affect the distribution of the Paytech business, the entity that would hold the Paytech business must comply with the Securities Act of 1933 and the Securities Exchange Act of 1934 by making certain filings with respect to the distribution.

Restrictions on Sales of Shares by Affiliates

   The shares of MyPoints common stock to be issued in the merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for shares of MyPoints common stock issued to any person who is an affiliate of Cybergold. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of Cybergold and may include some of their respective officers and directors, as well as their respective principal stockholders. Affiliates may not sell their shares of MyPoints common stock acquired in the merger except pursuant to (1) an effective registration statement under the Securities Act covering the resale of those shares, (2) an exemption under paragraph (d) of Rule 145 under the Securities Act, or (3) any other applicable exemption under the Securities Act.

   As a condition to MyPoints's obligation to effectuate and consummate the merger, each of Cybergold's affiliates must execute an affiliate agreement. Under this type of affiliate agreement, MyPoints will be entitled to place appropriate legends on the certificates evidencing any MyPoints common stock to be received by these persons and to issue stop transfer instructions to the transfer agent for the MyPoints common stock. Further, these persons have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of MyPoints common stock to be received by them in the merger. MyPoints has agreed to use commercially reasonable efforts to cause its affiliates to execute affiliate agreements as promptly as possible.

No appraisal rights

   Appraisal rights under Delaware law are not available to stockholders of a Delaware corporation if:

  . the securities of the corporation are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; and

  . in the case of the stockholders of the corporation who are required to take consideration different from that previously held by them, such stockholders accept in exchange for their stock (a) stock in the surviving corporation and (b) cash in lieu of fractional shares.

   Cybergold stockholders will not have appraisal rights under Delaware law with respect to the merger because:

  . Cybergold's common stock is traded on Nasdaq; and

  . Cybergold stockholders are being offered only shares of common stock of MyPoints, the surviving corporation and cash in lieu of fractional shares.

   MyPoints stockholders will not have appraisal rights under Delaware law with respect to the merger because:

  . MyPoints common stock is traded on Nasdaq; and

  . MyPoints stockholders will continue to hold their shares after the merger.

Listing on the Nasdaq National Market of MyPoints Common Stock to be Issued in the Merger

   MyPoints has agreed to cause the shares of MyPoints common stock to be issued in the merger to be approved for listing on Nasdaq, subject to official notice of issuance prior to the effective time of the merger as defined in the merger agreement. MyPoints common stock is currently listed on the Nasdaq National Market under the symbol "MYPT."

Delisting and Deregistration of Cybergold Common Stock After the Merger

   If the merger is completed, Cybergold's common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934.

                              THE MERGER AGREEMENT

   This section of the proxy statement/prospectus describes the merger agreement. While we believe that the description covers the material terms of the merger agreement, this summary may not contain all of the information that is important to you. The merger agreement is attached to this proxy statement/prospectus as Annex A and we urge you to read it carefully.

Representations and Warranties

   MyPoints and Cybergold each made a number of representations and warranties in the merger agreement regarding aspects of its respective businesses, financial condition, structure and other facts pertinent to the merger.

Cybergold Representations and Warranties

   Cybergold's representations and warranties include representations as to:

  . Cybergold's corporate organization and its qualification to do business

  . Cybergold's certificate of incorporation and bylaws

  . Cybergold's capitalization

  . authorization of the merger agreement by Cybergold

  . lack of conflicts related to the merger and regulatory approvals required to complete the merger

  . the effect of the merger on obligations of Cybergold and under applicable laws

  . permits required to conduct Cybergold's business and compliance with those permits

  . Cybergold's compliance with applicable laws

  . Cybergold's filings and reports with the Securities and Exchange
    Commission

  . Cybergold's financial statements

  . Cybergold's liabilities

  . changes in Cybergold's business since December 31, 1999

  . litigation involving Cybergold

  . Cybergold's employee benefit plans

  . information supplied by Cybergold in this proxy statement/prospectus and the related registration statement filed by MyPoints

  . restrictions on the conduct of Cybergold's business

  . Cybergold's title to the properties it owns and leases

  . Cybergold's taxes

  . environmental laws that apply to Cybergold

  . payments required to be made by Cybergold to brokers and agents on account of the merger

  . intellectual property used by Cybergold

  . Cybergold's material contracts

  . the fairness opinion received by Cybergold from its financial advisor

  . approval by the Cybergold board

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

  . the vote of Cybergold stockholders required to approve the merger

  . the inapplicability of state takeover statues

   The representations and warranties of Cybergold expire at the effective time of the merger.

MyPoints Representations and Warranties

   The representations and warranties of MyPoints and Mygo Acquisition Corporation include representations as to:

  . corporate organization and its qualification to do business

  . certificate of incorporation and bylaws of MyPoints and Mygo Acquisition
    Corporation

  . capitalization of MyPoints and Mygo Acquisition Corporation

  . authorization of the merger agreement by MyPoints and Mygo Acquisition
    Corporation

  . regulatory approvals required to complete the merger

  . lack of conflicts related to the merger and the effect of the merger on obligations of MyPoints and Mygo Acquisition Corporation under applicable laws

  . MyPoints's permits

  . MyPoints's filings and reports with the Securities and Exchange
    Commission

  . MyPoints's financial statements

  . liabilities of MyPoints and Mygo Acquisition Corporation

  . litigation involving MyPoints and Mygo Acquisition Corporation

  . information supplied by MyPoints and Mygo Acquisition Corporation in this proxy statement/prospectus and the related registration statement filed by MyPoints

  . payments, if any, required to be made by MyPoints to brokers and agents on account of the merger

  . the fairness opinion received by MyPoints from its financial advisor

  . approval by the MyPoints board

  . the vote of MyPoints stockholders required to approve the merger

  . the operations of Mygo Acquisition Corporation

   The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read the articles of the merger agreement entitled "Representations and Warranties of Company" and "Representations and Warranties of Parent and Merger Sub."

Disposition of the Paytech Business

   Cybergold has the right, but not the obligation, to distribute its Paytech business to the Cybergold stockholders. Prior to the merger, Cybergold will incorporate a separate subsidiary which will constitute the Paytech business. The Paytech business will consist of up to 35 Cybergold employees, $5,000,000 in cash (less any taxes attributable to the Paytech distribution), Cybergold's Payment Systems Technology and miscellaneous hard assets. If the distribution of the Paytech business occurs before the merger, Cybergold will hold a 19.9% equity ownership interest in Paytech; if it occurs after the merger, MyPoints will hold a 19.9% ownership interest in the Paytech business. The distribution is not a condition to the consummation of the merger.

   If, for any reason, the disposition of the Paytech business does not occur by September 30, 2000, then at MyPoints's election, it may choose, in its sole discretion, not to distribute the Paytech business and instead pay to Cybergold stockholders a cash dividend of $5,000,000 less Paytech's operating expenses and closure costs incurred since closing of the merger.

   The record date for the distribution of the Paytech business or the payment of the cash dividend will be set by Cybergold prior to the closing of the merger. For more information about the Paytech business, please see the separate prospectus relating to the distribution of the Paytech business that will be mailed to Cybergold stockholders as of a record date prior to the merger.

Cybergold's Conduct of Business Before Completion of the Merger

   Cybergold agreed that, until the earlier of the completion of the merger or termination of the merger agreement or unless MyPoints consents in writing, Cybergold will:

  . preserve intact its present business organization

  . keep available the services of its present officers and employees

  . preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings

   Cybergold also agreed that until the earlier of the completion of the merger or termination of the merger agreement or unless MyPoints consents in writing, Cybergold would conduct its business in compliance with certain specific restrictions relating to the following:

  . restricted stock and stock options

  . employees and employee benefits, including severance and termination payments

  . Cybergold's intellectual property

  . the issuance of dividends or other distributions

  . the issuance and redemption of securities

  . modification of Cybergold's certificate of incorporation and bylaws

  . the acquisition of equity interests or assets of other entities

  . the sale, lease, license and disposition of assets

  . the incurrence of indebtedness

  . payment or settlements of liabilities or litigation

  . payments outside the ordinary course of business

  . entrance into or modification of contracts

  . accounting policies and procedures

  . incurrence of obligations to make certain expenditures

  . treatment of the merger as a "reorganization" under the Internal Revenue
    Code

  . making of tax elections

   In addition, Cybergold has the right, but not the obligation, to distribute its Paytech business prior to the consummation of the merger.

   The provisions related to the conduct of Cybergold's business in the merger agreement are complicated and not easily summarized. You are urged to carefully read the sections of the merger agreement entitled "Conduct of Business by Company."

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

MyPoints's Conduct of Business Before Completion of the Merger

   MyPoints agreed that, until the earlier of the completion of the merger agreement or unless Cybergold consents in writing, MyPoints will not:

  . engage in any action that could reasonably be expected to cause the merger to fail to qualify on a "reorganization" under Section 368(a) of the Internal Revenue Code or interfere with MyPoints's ability to account for the merger or a pooling of interests

  . declare, set aside or pay any cash dividends on or make any other cash distributions

  . take any action that would reasonably be likely to materially delay the merger

No Other Negotiations Involving Cybergold; Solicitation By Cybergold

   Until the merger is completed or the merger agreement is terminated, Cybergold has agreed, subject to limited exceptions, not to directly or indirectly take any of the following actions:

  . solicit, initiate, encourage or induce the making, submission or announcement of any acquisition proposal

  . participate in any discussions or negotiations regarding any acquisition proposal

  . furnish to any person any non-public information with respect to any acquisition proposal

  . take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any acquisition proposal

  . engage in discussions with any person with respect to any acquisition proposal, except as to the existence of the acquisition proposal provisions

  . subject to certain limited exceptions discussed below, approve, endorse or recommend any acquisition proposal

  . enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any company acquisition

   For purposes of the foregoing, any action by any officer, director, affiliate or employee of Cybergold or any investment banker, attorney or other advisor or representative of Cybergold is deemed to be a breach by Cybergold.

   Cybergold has further agreed to cease, as of the date of the merger agreement, any and all existing activities, discussions or negotiations with any parties conducted prior to that date with respect to any company acquisition proposal.

   As used herein, an acquisition proposal is any offer or proposal relating to any acquisition transaction, other than an offer or proposal from MyPoints.

   An acquisition transaction is any transaction or series of transactions, other than the merger, involving any of the following:

  . the acquisition or purchase from Cybergold of more than a 10% interest in the total outstanding voting securities of Cybergold or any of its subsidiaries

  . any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 10% or more of the total outstanding voting securities of Cybergold or any of its subsidiaries

  . any merger, consolidation, business combination or similar transaction involving Cybergold pursuant to which the stockholders of Cybergold immediately preceding such transaction hold less than 90% of the equity interests in the surviving or resulting entity

  . any sale, lease outside the ordinary course of business, exchange, transfer, license outside the ordinary course of business, acquisition or disposition of more than 10% of the assets of Cybergold

  . any liquidation or dissolution of Cybergold

   Until the merger is completed or the merger agreement is terminated, Cybergold is allowed, in response to an unsolicited bona fide written superior offer, to engage in discussions and negotiations with and furnish information to, the party making, or recommend to Cybergold's stockholders such superior offer (and in connection with such recommendation, withdraw its recommendation of the merger) if all of the following conditions are met:

  . Cybergold has not breached the non-solicitation provisions contained in the merger agreement

  . the board of directors of Cybergold determines in good faith, in consultation with and in receipt of advice from its outside legal counsel, that such action is required in order to comply with its fiduciary obligations under applicable law

  . at least 48 hours prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person or group, Cybergold gives MyPoints written notice of the identity of such person or group and of Cybergold's intention to furnish nonpublic information to, enter into discussions or negotiations with, such person or group and Cybergold receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of Cybergold

  . contemporaneously with furnishing any nonpublic information, Cybergold furnishes the nonpublic information to MyPoints, to the extent the nonpublic information has not been previously furnished by Cybergold to MyPoints

   A "superior offer" is an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Cybergold pursuant to which the stockholders of Cybergold immediately preceding such transaction hold less than 51% of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by Cybergold of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 51% of the fair market value of Cybergold's business immediately prior to such sale; or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Cybergold), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 51% of the voting power of the then outstanding shares of capital stock of Cybergold, in each case on terms that the board of directors of Cybergold determines, in its reasonable judgment (based on written advice of a financial advisor of nationally recognized reputation) to be more favorable to Cybergold stockholders from a financial point of view than the terms of the merger.

   Cybergold has agreed to promptly inform MyPoints of any request for non-public information that Cybergold reasonably believes would lead to an acquisition proposal, or of any acquisition proposal, or any inquiry with respect to or which Cybergold reasonably should believe would lead to any acquisition proposal, the material terms and conditions of such request, acquisition proposal or inquiry, and the identity of the person or group making any such request, acquisition proposal or inquiry. Cybergold further agreed to keep MyPoints informed in all material respects of the status and details, including material amendments or proposed amendments, or any such request, acquisition proposal or inquiry.

   Cybergold has agreed to provide MyPoints with at least 48 hours prior notice of any meeting of Cybergold's board of directors at which a superior offer is reasonably expected to be up for consideration and at least two business days (or less in certain circumstances, but in no event less than eight hours) prior written notice of any meeting of Cybergold's board of directors at which it is reasonably expected to recommend a superior offer.

   The Cybergold board may withdraw its recommendation of the merger agreement and the merger with MyPoints if a superior offer is made to Cybergold. Cybergold has not violated any of the non-solicitation provisions in the merger agreement and the board of directors of Cybergold determines, in good faith, in consultation with its outside counsel, that it is required to withdraw such recommendation in order to comply with its fiduciary obligations under applicable law.

   Regardless of whether the Cybergold board of directors has received a superior offer or withdrawn its recommendation of the merger, Cybergold is obligated under the merger agreement to hold and convene the Cybergold special meeting.

Cybergold's Employee Benefit Plans

   Individuals who are employed by Cybergold when the merger is completed will become employees of MyPoints or one of MyPoints's subsidiaries, although MyPoints may terminate these employees at any time. MyPoints will provide benefits to Cybergold employees in their new positions with MyPoints that are substantially the same as the benefits currently provided to employees of MyPoints. Cybergold employees will get credit for all service with Cybergold prior to the merger for eligibility and vesting purposes and benefit accrual.

Treatment of Cybergold Stock Options and Warrants

   Upon completion of the merger, each outstanding option to purchase Cybergold common stock will be converted into an option to purchase the number of shares of MyPoints common stock adjusted based on the exchange ratio, rounded down to the nearest whole number of shares. The exercise price will be equal to the exercise price per share of Cybergold common stock divided by the exchange ratio, rounded up to the nearest tenth of a cent. Upon completion of the merger, all outstanding warrants to purchase Cybergold common stock will be assumed by MyPoints, except that each warrant will be exercisable for the number of shares of MyPoints common stock adjusted based on the exchange ratio, rounded to the nearest whole number of shares. The exercise price of the warrants will be equal to the exercise price per share for Cybergold common stock divided by the exchange ratio, rounded to the nearest whole cent.

   Prior to the completion of the merger, outstanding purchase rights under Cybergold's Employee Stock Purchase Plan will be exercised, and each share of Cybergold common stock purchased will be converted into the right to receive a number of shares of MyPoints common stock equal to the exchange ratio in the merger.

   MyPoints will file a registration statement on Form S-8 for the shares of MyPoints common stock issuable with respect to options under the Cybergold stock option plans.

Conditions to Completion of the Merger

   The obligations of MyPoints and Cybergold to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following conditions before completion of the merger:

  . the merger agreement must be approved and adopted and the merger must be approved by the requisite holders of Cybergold stock and MyPoints stock.

  . MyPoints's registration statement must be effective, no stop order suspending its effectiveness will be in effect and no proceedings for suspension of its effectiveness will be pending before or threatened by the Securities and Exchange Commission.

  . no law, regulation or order must be enacted or issued which has the effect of making the merger illegal or otherwise prohibiting completion of the merger substantially on the terms contemplated by the merger agreement.

  . all applicable waiting periods under applicable antitrust laws must have expired or been terminated.

  . MyPoints and Cybergold must each receive from their respective tax counsel, an opinion to the effect that the merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. However, if counsel to either MyPoints or Cybergold does not render this opinion, this condition will be satisfied if counsel to the other party renders the opinion to such party.

  . the shares of MyPoints common stock to be issued in the merger must be authorized for listing on Nasdaq, subject to notice of issuance.

   Cybergold's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

  . MyPoints's representations and warranties must be true and correct as of April 14, 2000 and at and as of the date the merger is to be completed as if made at and as of such time except:

   - to the extent MyPoints's representations and warranties address matters only as of a particular date, they must be true and correct as of that date

   - if any of these representations and warranties are not true and correct but the effect in each case, or in the aggregate, of the inaccuracies of these representations and breaches of these warranties, is not and does not have a material adverse effect on MyPoints, then this condition will be deemed satisfied

   -  for changes contemplated by the merger agreement

  . MyPoints must perform or comply in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by MyPoints at or before completion of the merger

   MyPoints's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

  . Cybergold's representations and warranties must be true and correct as of April 14, 2000 and at and as of the date the merger is to be completed as if made at and as of such time except:

   - to the extent Cybergold's representations and warranties address matters only as of a particular date, they must be true and correct as of that date

   - if any of these representations and warranties are not true and correct but the effect in each case, or in the aggregate, of the inaccuracies of these representations and breaches of these warranties, is not and does not have a material adverse effect on Cybergold, then this condition will be deemed satisfied

   -  for changes contemplated by the merger agreement

  . Cybergold must perform or comply in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by Cybergold at or before completion of the merger

  . Certain Cybergold employees shall have entered into non-competition agreements and each of the agreements is in full force and effect as of the date of the merger

  . Each of Cybergold's affiliates shall have entered into an affiliate agreement and each of the agreements is in full force and effect as of the date of the merger

  . Cybergold shall have obtained all consents, waivers and approvals required by identified contracts.

Termination of the Merger Agreement

   The merger agreement may be terminated at any time prior to completion of the merger, whether before or after approval and adoption of the merger agreement and approval of the merger by Cybergold stockholders:

  . by mutual written consent of MyPoints and Cybergold duly authorized by the boards of directors of Cybergold and MyPoints

  . by MyPoints or Cybergold, if the merger is not completed before September
    30, 2000 except that this right to terminate the merger agreement is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur on or before September 30, 2000 and such action or failure to act constitutes a breach of the merger agreement

  . by MyPoints or Cybergold, if there is any order of a court or governmental authority having jurisdiction over either MyPoints or Cybergold permanently restraining, enjoining or prohibiting the completion of the merger which is final and nonappealable

  . by MyPoints or Cybergold, if the merger agreement fails to receive the requisite vote for approval and adoption and the merger fails to receive the requisite vote for approval by the stockholders of Cybergold at the Cybergold special meeting or by the stockholders of MyPoints at the MyPoints special meeting or at any adjournment of those meetings, except that this right to terminate the merger agreement is not available to Cybergold where the failure to obtain Cybergold stockholder approval was caused by Cybergold's action or failure to act and such action or failure to act constitutes a breach by Cybergold of the merger agreement

  . by Cybergold, upon a breach of any representation, warranty, covenant or agreement on the part of MyPoints in the merger agreement, or if any of MyPoints's representations or warranties are or become untrue so that the corresponding condition to completion of the merger would not be met. However, if the breach or inaccuracy is curable by MyPoints through the exercise of its best efforts, and MyPoints continues to exercise such best efforts, Cybergold may not terminate the merger agreement for 30 days after delivery of written notice from Cybergold to MyPoints of the breach

  . by MyPoints, upon a breach of any representation, warranty, covenant or agreement on the part of Cybergold set forth in the merger agreement, or if any of Cybergold's representations or warranties are or become untrue so that the corresponding condition to completion of the merger would not be met. However, if the breach or inaccuracy is curable by Cybergold through the exercise of its best efforts and Cybergold continues to exercise such best efforts, MyPoints may not terminate the merger agreement for 30 days after delivery of written notice from MyPoints to Cybergold of the breach

  . by MyPoints, upon a breach of the non-solicitation provisions in the merger agreement by Cybergold

  . by MyPoints, if (i) the board of directors of Cybergold or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to MyPoints its unanimous recommendation in favor of, the adoption and approval of the agreement or the approval of the merger; (ii) Cybergold shall have failed to include in the proxy statement/prospectus the unanimous recommendation of the board of directors of Cybergold in favor of the adoption and approval of the agreement and the approval of the merger; (iii) board of directors of Cybergold fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the agreement and the approval of the merger within 5 business days after Parent requests in writing that such recommendation be reaffirmed at any time following the announcement of an acquisition proposal; (iv) the board of directors of Cybergold or any committee thereof shall have approved or recommended any acquisition proposal; (v) Cybergold shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any acquisition proposal; or (vi) a tender or exchange offer relating to securities of Cybergold shall have been commenced by a person unaffiliated with MyPoints and Cybergold shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Cybergold recommends rejection of such tender or exchange offer.

Payment of Termination Fees

   Cybergold will pay to MyPoints a termination fee of $7,850,000 if:

  . the merger agreement is terminated by MyPoints because:

   - the board of directors of Cybergold withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to MyPoints or its stockholders

   - the board of directors of Cybergold shall have recommended to the stockholders of Cybergold an acquisition proposal

   - Cybergold fails to comply with its agreement not to solicit an acquisition proposal nor conduct other negotiations

   - an acquisition proposal shall have been announced or otherwise become publicly known and the board of directors of Cybergold shall have failed to recommend against acceptance of such by its stockholders (including by taking no position, or indicating its inability to take a position, with respect to the acceptance by its stockholders of an acquisition proposal involving a tender offer or exchange offer) or failed to reconfirm its approval and recommendation of the merger agreement and the transactions contemplated hereby, in each case within ten business days thereafter

  . if between April 14, 2000 and the date of termination of the merger agreement, a third party has announced an acquisition proposal and within 12 months following the termination of the merger agreement Cybergold enters into an agreement or letter of intent with respect to any company acquisition or any company acquisition is consummated.

   A company acquisition is any of the following:

  . a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Cybergold pursuant to which the stockholders of Cybergold immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction

  . a sale or other disposition by Cybergold of assets representing in excess of 50% of the aggregate fair market value of Cybergold's business immediately prior to such sale

  . the acquisition by any person or group, including by way of a tender offer or an exchange offer or issuance by Cybergold, directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Cybergold.

Extension, Waiver and Amendment of the Merger Agreement

   MyPoints and Cybergold may amend the merger agreement before completion of the merger by mutual written consent.

   Either MyPoints or Cybergold may extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

                        AGREEMENTS RELATED TO THE MERGER

   This section of the proxy statement/prospectus describes agreements related to the merger agreement, including the Cybergold stockholders' voting agreements. While we believe that these descriptions cover the material terms of these agreements, these summaries may not contain all of the information that is important to you.

Cybergold Stockholders' Voting Agreement

   As a condition to MyPoints's entering into the merger agreement, MyPoints and each of A. Nathaniel Goldhaber, VantagePoint Venture Partners, Alta California Management Partners, L.P., and Alta Embarcadero Partners, LLC entered into voting agreements. By entering into the voting agreements these Cybergold stockholders have irrevocably appointed MyPoints as their lawful attorney and proxy. These proxies give MyPoints the limited right to vote the shares of Cybergold common stock beneficially owned by these Cybergold stockholders, including shares owned by A. Nathaniel Goldhaber, and including shares of Cybergold common stock acquired after the date of the voting agreements, in favor of the approval. These Cybergold stockholders may vote their shares of Cybergold common stock on all other matters.

   As of the record date, these individuals and entities collectively agreed to vote in favor of the merger approximately 9,687,693 shares of Cybergold common stock owned by them, which is approximately 45% of the outstanding Cybergold common stock.

   Under these voting agreements, each of these Cybergold stockholders agreed not to sell the Cybergold common stock and options owned, controlled or acquired, either directly or indirectly, by that person until the earlier of the termination of the merger agreement or the completion of the merger, unless the transfer is in accordance with the stockholder agreement and each person to which any shares or any interest in any shares is transferred agrees to be bound by the terms and provisions of the voting agreement. These voting agreements will terminate upon the earlier to occur of the termination of the merger agreement and the completion of the merger.

Affiliate Agreements

   As a condition to MyPoints's obligation to effectuate and consummate the merger, each of Cybergold's affiliates must execute an affiliate agreement. Under this type of affiliate agreement, MyPoints will be entitled to place appropriate legends on the certificates evidencing any MyPoints common stock to be received by these persons and to issue stop transfer instructions to the transfer agent for the MyPoints common stock. Further, these persons have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of MyPoints common stock to be received by them in the merger. MyPoints has agreed to use commercially reasonable efforts to cause its affiliates to execute affiliate agreements as promptly as possible.

Non-Competition Agreements

   Michael Koifman, A. Nathaniel Goldhaber and Daniel Berger have entered into non-competition agreements with MyPoints that provide severance benefits upon certain termination events. In addition, the agreements entered into by Messrs. Berger and Koifman provide for an immediate payment of $50,000 and acceleration of vesting of their options by one year upon one year of service after signing the noncompetition agreement. Cybergold also lowered the exercise price on options previously issued to Mr. Berger for 34,686 shares of Cybergold common stock from $3.90 per share to $0.225 per share.

   If Messrs. Koifman's, Goldhaber's or Berger's employment with MyPoints terminates for any reason other than for "Cause" by MyPoints or in connection with a transfer to Paytech any time prior to December 31, 2000, then MyPoints will provide for payment of an amount equal to the base salary of the terminated employee prorated from the date of termination through the 2000 calendar year.

   For purposes of these severance benefits, "Cause" is defined as a termination for any of the following reasons: (i) a conviction (excluding a conviction successfully appealed) for fraud or embezzlement, (ii) willful and serious dishonesty which has a material adverse effect upon the business or affairs of Paytech or MyPoints, (iii) repeated failure to perform the lawful duties, functions and responsibilities of the employee's position when reasonably requested to do so, (iv) intentional unauthorized use or disclosure of material confidential information, trade secrets or other proprietary information which has a material adverse effect upon the business or affairs of Paytech or MyPoints, (v) a material breach of the terms of any agreement between the employee and Cybergold, Paytech or MyPoints that is not remedied within fifteen days of receipt of written notice from Paytech or from MyPoints, including breach of the non-competition agreement, or (vi) any other intentional misconduct which has a material adverse effect upon the business or affairs of Paytech or MyPoints.

   In the case of Michael Koifman, the severance benefits will be paid upon a substantive change of his duties, responsibilities and title in the surviving corporation.

                    COMPARATIVE PER SHARE MARKET PRICE DATA

   MyPoints common stock has been traded on the Nasdaq National Market under the symbol "MYPT" since August 20, 1999, the date of MyPoints's initial public offering. Cybergold common stock has been traded on the Nasdaq National Market under the symbol "CGLD" since September 22, 1999, the date of Cybergold's initial public offering. The following table sets forth, for the calendar quarters indicated, the high and low sale prices per share of MyPoints common stock and Cybergold common stock as reported on the Nasdaq National Market.

                                                       MyPoints     Cybergold
                                                     ------------- ------------
                                                      High   Low    High   Low
                                                     ------ ------ ------ -----
   Calendar Year 1999:
    Third Quarter................................... $26.50 $10.50 $14.44 $9.25
    Fourth Quarter..................................  97.69  11.50  26.38  5.19
   Calendar Year 2000:
    First Quarter................................... $77.50 $25.25 $22.38 $9.25
    Second Quarter (to June 26, 2000)...............  36.50  10.19  10.94  4.50

   The table below presents the per share closing prices of MyPoints common stock and Cybergold common stock on the Nasdaq National Market and the pro forma equivalent market value of MyPoints common stock to be issued for Cybergold common stock in the merger as of the dates specified. April 14, 2000 was the last trading date before announcement of the merger. Cybergold's pro forma equivalent market value was determined by multiplying the closing prices of the MyPoints common stock as of the specified dates by the exchange ratio of
0.480. June 26, 2000 was the most recent practicable date before the date of this proxy statement/prospectus.

                                      Last Reported Sale Price     Cybergold
                                      -------------------------  Common Stock
                                        MyPoints    Cybergold      Pro Forma
   Date                               Common Stock Common Stock Equivalent Value
   ----                               ------------ ------------ ----------------
   April 14, 2000....................   $ 14.938     $ 5.500         $7.17
   June 26, 2000.....................   $ 16.937     $ 7.625         $8.12

   Both MyPoints and Cybergold stockholders are advised to obtain current market quotations for MyPoints common stock and Cybergold common stock. No assurance can be given as to the market prices of MyPoints common stock or Cybergold common stock at any time before the consummation of merger or as to the market price of MyPoints common stock at any time after merger. Because the exchange ratio is fixed, the exchange ratio will not be adjusted to compensate Cybergold stockholders for decreases in the market price of MyPoints common stock which could occur before the merger becomes effective. In the event the market price of MyPoints common stock decreases or increases prior to the consummation of merger, the value of the MyPoints common stock to be received in merger in exchange for Cybergold common stock would correspondingly decrease or increase.

Dividends

   MyPoints and Cybergold have never paid cash dividends on their respective shares of capital stock. Pursuant to the merger agreement, each of MyPoints and Cybergold has agreed not to pay cash dividends pending the consummation of merger, without written consent of the other. If the merger is not consummated, the Cybergold board presently intends that it would continue its policy of retaining all earnings to finance the expansion of its business. The MyPoints board presently intends to retain all earnings for use in its business and has no present intention to pay cash dividends before or after the merger.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS

   On April 14, 2000, MyPoints entered into an agreement to merge with Cybergold in a transaction to be accounted for as a purchase. Under the terms of the agreement, each issued and outstanding common share of Cybergold will be exchanged for 0.480 shares of MyPoints common stock. Assuming the acquisition was consummated on March 31, 2000, the stockholders of Cybergold will receive approximately 10,275,000 shares of MyPoints common stock. Additionally, MyPoints will convert approximately 2,774,000 Cybergold options into approximately 1,332,000 options to purchase MyPoints common stock. These estimates are preliminary and the actual number of shares and stock options to purchase shares will depend on the actual number outstanding as of the date of consummation of the merger.

   The following unaudited pro forma condensed combined financial statements present the effect of the proposed merger of MyPoints and Cybergold as a purchase. The unaudited pro forma condensed combined balance sheet presents the combined financial position of MyPoints and Cybergold as of March 31, 2000, assuming that the proposed merger had occurred as of that date based upon the historical balance sheet of MyPoints, and the historical balance sheet of Cybergold as of March 31, 2000.

   The unaudited pro forma condensed combined statements of operations give effect to the proposed merger by combining the historical statements of operations of MyPoints and Cybergold for the year ended December 31, 1999 and the three months ended March 31, 2000, and do not give effect to the disposition of its Paytech business. These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and notes thereto of MyPoints and Cybergold included elsewhere in this proxy statement/prospectus.

   The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated for the periods noted, nor are they necessarily indicative of future operating results or financial position.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                       BALANCE SHEET AS OF MARCH 31, 2000
                                 (In thousands)

                                       Historical
                                   -------------------               Pro Forma
                                   MyPoints  Cybergold  Adjustments  Combined
                                   --------  ---------  -----------  ---------
              ASSETS
Current assets:
 Cash and cash equivalents........ $116,392  $ 16,107    $    --     $132,499
 Short-term investments in
  marketable securities...........      --     23,442         --       23,442
 Accounts receivable, net.........   15,922     3,233         --       19,155
 Unbilled receivable, net.........      577       --          --          577
 Notes and interest receivable....    1,996       --          --        1,996
 Deposits and prepaid expenses....    1,983     1,061         --        3,044
 Other currents assets                  495       --          --          495
                                   --------  --------    --------    --------
  Total current assets............  137,365    43,843         --      181,208
Intangible assets.................   21,390       176        (176)A   161,183
                                                          139,793 A
Restricted cash...................    2,508       --          --        2,508
Property and equipment, net.......    9,901     1,475         --       11,376
Other assets......................       78       147         --          225
                                   --------  --------    --------    --------
  Total assets.................... $171,242  $ 45,641    $139,617    $356,500
                                   ========  ========    ========    ========
  LIABILITIES AND STOCKHOLDERS'
         EQUITY (DEFICIT)
Current liabilities:
 Accounts payable and accrued
  liabilities..................... $ 14,004  $  4,609    $    --     $ 18,613
 Notes payable, current portion...      326       126         --          452
 Obligations under capital leases,
  current position................      112        87         --          199
 Other current liabilities........      --      3,444         --        3,444
 Deferred revenue.................    1,636       666         --        2,302
 Points redemption liability......   11,458       --          --       11,458
                                   --------  --------    --------    --------
  Total current liabilities.......   27,536     8,932         --       36,468
Notes payble, less current
 portion..........................      836       268         --        1,104
Obligations under capital leases,
 less current portion.............       71        63         --          134
Stockholders' equity (deficit):
 Common stock.....................       29         3          (3)A        39
                                                               10 A
 Additional paid-in capital.......  220,428    71,485     (70,168)A   397,730
                                                          175,985 A
 Deferred stock-based
  compensation....................   (8,306)   (1,200)        --       (9,506)
 Unrealized loss on marketable
  securities......................      --       (117)        --         (117)
 Accumulated deficit..............  (69,352)  (33,793)     33,793 A   (69,352)
                                   --------  --------    --------    --------
  Total stockholders' equity
   (deficit)......................  142,799    36,378     139,617     318,794
                                   --------  --------    --------    --------
  Total liabilities and
   stockholders' equity
   (deficit)...................... $171,242  $ 45,641    $139,617    $356,500
                                   ========  ========    ========    ========

     See accompanying notes to unaudited pro forma combined financial data.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999
                     (In thousands, except per share data)

                                       Historical
                                   -------------------               Pro Forma
                                   MyPoints  Cybergold  Adjustments  Combined
                                   --------  ---------  -----------  ---------
Revenues.......................... $ 24,140  $  5,483    $    --     $ 29,623
Cost of revenues..................    7,407     1,928         --        9,335
                                   --------  --------    --------    --------
Gross profit......................   16,733     3,555         --       20,288
                                   --------  --------    --------    --------
Operating expenses:
  Technology costs................    8,665     3,187         --       11,852
  Sales and marketing expense.....   30,247     9,158         --       39,405
  General and administrative
   expense........................    9,601     3,352         --       12,953
  Amortization of intangible
   assets.........................    3,116       --       27,959 B    31,075
  Stock-based compensation........    3,054       735         --        3,789
                                   --------  --------    --------    --------
    Total operating expenses......   54,683    16,432      27,959      99,074
                                   --------  --------    --------    --------
Operating loss....................  (37,950)  (12,877)    (27,959)    (78,786)
Interest income/(expense), net....      494       740         --        1,234
                                   --------  --------    --------    --------
Net loss..........................  (37,456)  (12,137)    (27,959)    (77,552)
                                   --------  --------    --------    --------
Dividend related to preferred
 stockholders.....................   (9,800)   (1,571)        --      (11,371)
                                   --------  --------    --------    --------
Net loss attributable to common
 stockholders..................... $(47,256) $(13,708)   $(27,959)   $(88,923)
                                   ========  ========    ========    ========
Basic and diluted net loss per
 share............................ $  (3.53) $  (1.45)               $  (3.76)
                                   ========  ========                ========
Weighted average share -- basic
 and diluted......................   13,397     9,464      10,275 A    23,672
                                   ========  ========    ========    ========


     See accompanying notes to unaudited pro forma combined financial data.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 2000
                     (In thousands, except per share data)

                                         Historical
                                     -------------------             Pro Forma
                                     MyPoints  Cybergold Adjustments Combined
                                     --------  --------- ----------- ---------
Revenues............................ $ 15,822   $ 4,290    $   --    $ 20,112
Cost of revenues....................    4,113     1,172        --       5,285
                                     --------   -------    -------   --------
  Gross profit......................   11,709     3,118        --      14,827
Operating expenses:
  Technology costs..................    5,276     1,630        --       6,906
  Sales and marketing expense.......   11,393     5,410        --      16,803
  General and administrative
   expense..........................    4,400     2,302        --       6,702
  Amortization of intangible
   assets...........................    1,177       --       6,990 B    8,167
  itarget acquisition costs.........      --      2,142        --       2,142
  Stock-based compensation..........    1,100       113        --       1,213
                                     --------   -------    -------   --------
    Total operating expenses........   23,346    11,597      6,990     41,933
                                     --------   -------    -------   --------
Operating loss......................  (11,637)   (8,479)    (6,990)   (27,106)
Interest income, net................      763       563        --       1,326
                                     --------   -------    -------   --------
Net loss............................ $(10,874)  $(7,916)   $(6,990)  $(25,780)
                                     ========   =======    =======   ========
Basic and diluted net loss from
 continuing operations per share.... $  (0.40)  $ (0.38)             $  (0.69)
                                     ========   =======              ========
Weighted average share -- basic and
 diluted............................   26,872    20,642     10,275 A   37,147
                                     ========   =======    =======   ========


     See accompanying notes to unaudited pro forma combined financial data.

      NOTES TO UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

   On April 14, 2000, MyPoints.com, Inc., ("MyPoints") entered into an agreement to merge with Cybergold, Inc. ("Cybergold") in a transaction to be accounted for as a purchase. The purchase price of the Cybergold acquisition is estimated to be $176 million including the estimated value of the MyPoints shares and estimated transaction costs of $2.5 million. Assuming the acquisition was consummated on March 31, 2000, the stockholders of Cybergold will receive approximately 10,275,000 shares of MyPoints common stock. Additionally, MyPoints will convert approximately 2,516,000 Cybergold options into approximately 1,208,000 options to purchase MyPoints common stock. These estimates are preliminary and the actual number of shares and stock options to purchase shares will depend on the actual number outstanding as of the date of consummation of the merger.

   The estimated value of the MyPoints common stock is approximately $16.29 per share based on the average closing price of MyPoints's common stock for the five day period including the date of announcement of the signing of the merger agreement and two days preceding and succeeding such date. The estimated value of the options to purchase MyPoints common stock is approximately $5.08 per share using the Black-Scholes model.

   The preliminary allocation of the purchase price using balances as of March 31, 2000 is summarized below (in thousands):

   Tangible assets.................................................... $ 45,465
   Goodwill and other intangibles.....................................  139,793
   Assumed liabilities................................................   (9,263)
                                                                       --------
       Total purchase price........................................... $175,995
                                                                       ========

   The actual purchase price allocation is also dependent upon the fair value's of the acquired assets and assumed liabilities as of the acquisition date and the finalization of the preliminary valuation report.

NOTE 2 -- PRO FORMA ADJUSTMENTS

  A To reflect acquisition of Cybergold based on preliminary purchase price allocation described in Note 1.

  B To reflect amortization of goodwill and other intangibles over their estimated useful lives of five years, as if the acquisition occurred on January 1, 1999 and January 1, 2000 for purposes of the statement of operations for the year ended December 31, 1999 and the three months ended March 31, 2000, respectively.

                       COMPARISON OF RIGHTS OF HOLDERS OF
                           CYBERGOLD COMMON STOCK AND
                             MYPOINTS COMMON STOCK

   This section of the proxy statement/prospectus describes certain differences between Cybergold common stock and MyPoints common stock. While we believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to Cybergold stockholders, including the certificate of incorporation and bylaws of MyPoints and the certificate of incorporation and bylaws of Cybergold. Cybergold stockholders should read this entire document and the other documents referred to carefully for a more complete understanding of the differences between Cybergold common stock and MyPoints common stock.

   Cybergold's certificate of incorporation and bylaws currently govern the rights of stockholders of Cybergold. After the completion of the merger, Cybergold's stockholders will become stockholders of MyPoints. As a result, former Cybergold stockholders' rights will be governed by MyPoints's certificate of incorporation and bylaws. The following paragraphs summarize certain differences between the rights of MyPoints stockholders and Cybergold stockholders under the certificate of incorporation and bylaws of MyPoints and certificate of incorporation and bylaws of Cybergold, as applicable.

        MyPoints (Delaware)                    Cybergold (Delaware)
------------------------------------------------------------------------------
  Common Stock
------------------------------------------------------------------------------
  One class is issued and           Same.
  outstanding. Holders are
  entitled to one vote per share.
------------------------------------------------------------------------------
  Preferred Stock
------------------------------------------------------------------------------
  The MyPoints certificate of       The Cybergold certificate of incorporation
  incorporation fixes the relative  authorizes the board of directors to issue
  powers, preferences, special      shares of preferred stock in one or more
  rights, qualifications,           series and to set the designations,
  limitations and restrictions      liquidation preferences, conversion and
  granted to or imposed on the      other rights, voting powers, restrictions,
  respective series of preferred    limitations as to dividends,
  stock. The MyPoints certificate   qualifications, and terms and conditions
  of incorporation reserves for     of redemption thereof. The Cybergold
  issuance 40,000,000 shares of     certificate of incorporation provides that
  preferred stock.                  Cybergold shall have the authority to
                                    issue up to 5,000,000 shares of preferred
                                    stock.
------------------------------------------------------------------------------
  Special meeting of Shareholders
------------------------------------------------------------------------------
  Under Delaware law and the        Under Delaware law, a special meeting of
  MyPoints bylaws, a special        stockholders may be called by the board of
  meeting of stockholders may be    directors or any other person authorized
  called by the board of directors  to do so in the certificate of
  or any other person authorized    incorporation or the bylaws. Cybergold's
  to do so in the certificate of    bylaws authorize the board of directors,
  incorporation or the bylaws.      the Chairman of the board or the President
                                    to call a special meeting of stockholders
                                    pursuant to a resolution adopted by a
                                    majority of the directors of the entire
                                    board of directors or at the written
                                    request of stockholders owning at least
                                    50% of the capital stock of Cybergold
                                    issued and outstanding and entitled to
                                    vote.

        MyPoints (Delaware)                    Cybergold (Delaware)
------------------------------------------------------------------------------
  Action by written consent in lieu of a stockholders' meeting
------------------------------------------------------------------------------
  Under Delaware law, stockholders  Under Delaware law, stockholders may take
  may take action by written        action by written consent in lieu of
  consent in lieu of voting at a    voting at a stockholders meeting. Delaware
  stockholders meeting. Delaware    law permits a corporation, pursuant to a
  law permits a corporation,        provision in such corporation's
  pursuant to a provision in such   certificate of incorporation, to eliminate
  corporation's certificate of      the ability of stockholders to act by
  incorporation, to eliminate the   written consent. Cybergold's certificate
  ability of stockholders to act    of incorporation eliminates the ability of
  by written consent. MyPoints's    stockholders to act by written consent.
  certificate of incorporation
  does not eliminate the ability
  of stockholders to act by
  written consent.
------------------------------------------------------------------------------
  Voting by written ballot
------------------------------------------------------------------------------
  Under Delaware law, the right to  Same.
  vote by written ballot may be
  restricted if so provided in the
  certificate of incorporation.
  MyPoints's certificate of
  incorporation and bylaws do not
  restrict the right to vote by
  ballot.
------------------------------------------------------------------------------
  Record date for determining stockholders
------------------------------------------------------------------------------
  The MyPoints bylaws provide that  The Cybergold bylaws do not contain the board of directors may fix a  provisions related to the fixing of a
  record date that: shall not be    record date.
  more than 60 days, nor less than
  10 days, before the date of the
  meeting.

  Furthermore, the bylaws provide
  that if the board of directors
  does not fix a record date in
  the manner described above,
  then:

  . the record date for
    determining stockholders
    entitled to notice of or to
    vote at a meeting of
    stockholders shall be at the
    close of business on the day
    next preceding the day on
    which notice is given, or, if
    notice is waived, at the close
    of business on the day next
    preceding the day on which the
    meeting is held.

  . the record date for
    determining stockholders
    entitled to express consent to
    corporate action in writing
    without a meeting when no
    prior action by the board of
    directors is necessary, shall
    be the day on which the first
    written consent is expressed.

  . the record date for
    determining stockholders for
    any other purpose shall be at
    the close of business on the
    day on which the board of
    directors adopts the related
    resolution.

     MyPoints (Delaware)                  Cybergold (Delaware)
---------------------------------------------------------------------------
  Advance notice provisions for board nomination and other stockholders business--annual meetings
---------------------------------------------------------------------------
  The MyPoints bylaws do not  The Cybergold bylaws require that nominations contain any advance notice  of persons for election to the board of
  provisions.                 directors and the proposal of business to be
                              considered at an annual meeting of
                              stockholders must be made by the board of
                              directors, the Chairman of board, the Chief
                              Executive Officer or the President, or by a
                              stockholder who gives proper notice. If made
                              by a stockholder, the proposal or nomination
                              must be made by advance written notice given
                              to Cybergold not less than 70 days nor more
                              than 90 days prior to the date of the
                              meeting, provided however, that if the date
                              of the annual meeting is advanced by more
                              than 20 days, or delayed by more than
                              70 days, notice by the stockholder, to be
                              timely, must be delivered or received not
                              earlier than the 90th day prior to such
                              annual meeting and not later than the close
                              of business on the later of the 70th day
                              prior to such annual meeting or the 10th day
                              following the day on which the notice of the
                              meeting is mailed or public disclosure of the
                              date of such meeting is first made. The
                              Cybergold bylaws also provide that any notice
                              from a stockholder nominating a director for
                              election must set forth the nominee's name,
                              age, business and residence address,
                              principal business or occupation during the
                              past five years, any affiliation with or
                              material interest in the corporation or any
                              transaction involving the corporation, and
                              any affiliation with or material interest in
                              any person or entity having an interest
                              materially adverse to the corporation. It
                              must also be accompanied by the nominee's
                              written consent to being nominated and to
                              serving as a director if elected.

                              For nominations on other business to be
                              brought before a meeting, the stockholder
                              must provide a brief description of such
                              business, the reasons for conducting such
                              business at the meeting and any material
                              interest in such business of such stockholder
                              and the beneficial owner, if any, on whose
                              behalf such nomination or proposal is made.
                              In addition, certain information, including
                              the stockholder's or beneficial owner's name
                              and number and class of shares owned, must be
                              provided.
---------------------------------------------------------------------------
  Advance notice provisions for board nomination and other stockholders business--special meetings
---------------------------------------------------------------------------
  The MyPoints bylaws do not  The Cybergold bylaws provide that, at special
  contain advance notice      meetings of stockholders, the only business
  provisions.                 that can be conducted will be the items of
                              business set forth in the notice of the
                              special meeting.

         MyPoints (Delaware)                    Cybergold (Delaware)
-------------------------------------------------------------------------------
  Number of directors
-------------------------------------------------------------------------------

  The MyPoints bylaws provide that   The Cybergold bylaws provide that the
  the board of directors shall       number of the board of directors shall be
  consist of seven members. This     fixed by resolution of the board of
  number may be changed by a duly    directors or of the stockholders from time
  adopted amendment to the           to time and, until otherwise determined,
  certificate of incorporation or    shall be seven members.
  by an amendment to the bylaws
  adopted by the vote or written
  consent of holders of a majority
  of the stock issued and
  outstanding and entitled to vote
  or by a resolution of a majority
  of the board of directors.
-------------------------------------------------------------------------------
  Classified board of directors
-------------------------------------------------------------------------------

  Delaware law provides that a       Delaware law provides that a corporation's
  corporation's board of directors   board of directors may be divided into
  may be divided into various        various classes with staggered terms of
  classes with staggered terms of    office. The board of directors of
  office. The board of directors of  Cybergold is divided into three classes,
  MyPoints is not classified. The    as nearly equal in size as possible, with
  entire board of directors is       one class being elected annually.
  elected annually to hold office    Cybergold directors are elected to a term
  until the next annual meeting.     of three years and until their successors
  MyPoints directors hold office     are elected and qualified.
  until their successors are
  elected and qualified.
-------------------------------------------------------------------------------
  Removal of directors
-------------------------------------------------------------------------------

  The MyPoints bylaws provide that   Under Delaware law, except as otherwise
  any director who was elected by a  provided in the corporation's certificate
  specified group of stockholders    of incorporation, a director of a
  may be removed, with or without    corporation that has a classified board of
  cause, only by the affirmative     directors may be removed only with cause.
  vote of the holders of a majority  The Cybergold bylaws provide that any
  of the shares of such class or     director or the entire board of directors
  series given at a duly called      may be removed, with or without cause, by
  special meeting of such            the holders of at least 66 2/3% of the
  stockholders or by an action by    voting power of the then outstanding
  written consent.                   voting stock, voting together as a single
                                     class.
-------------------------------------------------------------------------------
  Board of director vacancies
-------------------------------------------------------------------------------

  Under Delaware law, vacancies and  Under Delaware law, vacancies and newly
  newly created directorships may    created directorships may be filled by a
  be filled by a majority of the     majority of the directors then in office,
  directors then in office, even     even though less than a quorum, unless
  though less than a quorum, unless  otherwise provided in the certificate of
  otherwise provided in the          incorporation or bylaws. The Cybergold
  certificate of incorporation or    bylaws provide that vacancies on the board
  bylaws. The MyPoints bylaws        of directors may only be filled by the
  provide that whenever the holders  vote of the majority of directors then in
  of a class of stock or series of   office. The Cybergold bylaws also provide
  a class are entitled to elect one  that vacancies and newly created
  or more directors, vacancies and   directorships resulting from any increase
  newly created directorships of     in the authorized number of directors may
  such class or series may be        be filled by a majority of the directors
  filled by a majority of the        that are in office, although less than a
  directors elected by such class    quorum, and directors so chosen shall hold
  or series then in office, or by a  office for a term expiring at the annual
  sole remaining director so         meeting of stockholders at which the term
  elected. The MyPoints bylaws       of office of the class to which they have
  provide that when one or more      been elected expires and until such
  directors resign, the vacancies    director's successor shall have been duly
  on the board of directors may be   elected and qualified.
  filled by the vote of the
  majority of directors then in
  office, including those directors
  who have so resigned. The
  MyPoints bylaws also provide that
  vacancies and newly created
  directorships resulting from any
  increase in the authorized number
  of directors may be filled by a
  majority of the directors that
  are in office, although less than
  a quorum, or by a sole remaining
  director.

         MyPoints (Delaware)                    Cybergold (Delaware)
-------------------------------------------------------------------------------
  Notice of special meetings of the board of directors
-------------------------------------------------------------------------------
  The MyPoints bylaws provide that   The Cybergold bylaws provide that special
  special meetings of the board of   meetings may be called by the Chairman of
  directors may be called by the     the board, the President or by a majority
  Chairman of the board, the         of the directors. Notice of the time and
  President, any Vice President,     place of the special meeting shall be
  the Secretary or any two           delivered in writing, by telegram or by
  directors. Notice of the time and  telephone. If by mail, the notice must be place of special meeting shall be  deposited in the United States mail at
  delivered personally or by         least five days before such meeting. If by
  telephone or sent by first-class   telegram or by fax, such notice shall
  mail or telegram, charges          be delivered or transmitted, respectively,
  prepaid. If by mail, the notice    24 hours prior to such meeting.
  must be deposited in the United
  States mail at least four days
  before the time of the holding of
  the meeting. If the notice is
  delivered personally or by
  telephone, or by telegram, it
  must be delivered at least 48
  hours before the time of the
  holding of the meeting.
-------------------------------------------------------------------------------
  Approval of loans to officers
-------------------------------------------------------------------------------
  The MyPoints bylaws provide that   The Cybergold bylaws do not specifically
  MyPoints may lend money to or      address loans to officers or employees.
  otherwise assist any officer or
  other employee whenever the
  directors judge such a loan or
  assistance reasonably to be
  expected to benefit the
  corporation.
-------------------------------------------------------------------------------
  Indemnification
-------------------------------------------------------------------------------
  The MyPoints certificate of        The Cybergold bylaws provide that the
  incorporation and bylaws provide   corporation indemnifies and holds
  that the directors and officers    harmless, to the fullest extent permitted
  shall be indemnified to the        by law, any person who was or is a party,
  fullest extent authorized by law   or is threatened to be made a party, to
  against any action, proceeding or  any threatened, pending or completed
  suit brought against such a        action, suit or proceeding, whether civil,
  person by reason of the fact that  criminal, administrative or investigative,
  he or she (i) is or was an agent   because he or she is or was a director,
  of the corporation; (ii) was a     officer, employee or agent of the
  director or officer of a           corporation or serving at the request of
  corporation which was a            the corporation in such capacities in
  predecessor corporation of the     another corporation, against any judgment,
  corporation or of another          settlement, penalty, fine or reasonable
  enterprise at the request of such  expenses (including attorneys fees)
  predecessor corporation; or (iii)  incurred by such person. The Cybergold
  serves or served at any other      bylaws provide that payment of expenses in
  enterprise at the request of the   advance of the final disposition of an
  corporation. The MyPoints bylaws   action may be paid by Cybergold upon
  provide that the corporation       receipt of an affirmation by the
  indemnifies each of its directors  indemnitee that he or she has met the
  and officers against expenses      applicable standard of conduct and has
  (including attorneys fees),        agreed to repay the corporation any
  judgments, fines, settlements and  advances made if it should be ultimately
  other amounts actually and         determined that the indemnitee is not
  reasonably incurred in connection  entitled to indemnification by the
  with any proceeding, arising by    corporation.
  reason of the fact that such
  person is or was an agent of the
  corporation.

         MyPoints (Delaware)                    Cybergold (Delaware)
-------------------------------------------------------------------------------
  Limitations on liability
-------------------------------------------------------------------------------

  The MyPoints certificate of        The Cybergold certificate of incorporation
  incorporation limits or            eliminates a director's personal liability
  eliminates, to the fullest extent  for monetary damages to Cybergold or any
  permitted by Delaware law, the     of its stockholders for any breach of
  personal liability of a director   duties of such position, except that such
  to MyPoints or its stockholders    liability is not eliminated for:
  for monetary damages for breach
  of fiduciary duty as a director.
  Under Delaware law, such
  provision may not eliminate or
  limit director monetary liability
  for:

  . breaches of the director's duty  . any breaches of such director's duty of
    of loyalty to the corporation      loyalty to the corporation or its
    or its stockholders,               stockholders,

  . acts or omissions not in good    . acts or omission not in good faith which
    faith involving intentional        involve intentional misconduct or a
    misconduct or knowing              knowing violation of law,
    violations of law,

  . the payment of unlawful          . unlawful distributions under Section 174
    dividends or unlawful stock        of the Delaware General Corporation Law,
    repurchases or redemptions, or     or

  . any transaction in which the     . any transaction from which the director
    director received an improper      received an improper personal benefit.
    personal benefit.

  MyPoints's certificate of          Cybergold's certificate of incorporation
  incorporation provides that if     provides that if at any time Delaware law
  Delaware law is amended to         is amended to further eliminate or limit
  further eliminate or limit the     the liability of a director, then the
  liability of a director, the       liability of each director of Cybergold
  director shall not be liable to    shall be eliminated or limited to the
  the fullest extent permitted by    fullest extent permitted thereby.
  the amended law.
-------------------------------------------------------------------------------
  Stockholder approval of certain business combinations
-------------------------------------------------------------------------------

  Under Delaware law, "business      Same.
  combinations" by corporations
  with "interested stockholders"
  are subject to a moratorium of
  three or five years,
  respectively, unless specified
  conditions are met. The
  prohibited transactions include,
  a merger with, disposition of
  assets to, or the issuance of
  stock to, the interested
  stockholder, or certain
  transactions that have the effect
  of increasing the proportionate
  share of the outstanding
  securities held by the interested
  stockholder. Under Delaware law,
  an interested stockholder may
  avoid the prohibition against
  effecting certain significant
  transactions with the corporation
  if the board of directors, prior
  to the time such stockholder
  becomes an interested
  stockholder, approves such
  transaction or the transaction by
  which such stockholder becomes an
  interested stockholder or if at
  or subsequent to such time the
  board of directors and the
  stockholders approve such
  transaction. These provisions of
  Delaware law apply to a Delaware
  corporation unless the
  corporation "opts out" of the
  provisions in its certificate of
  incorporation or bylaws. MyPoints
  has not opted out of these
  provisions in its certificate of
  incorporation or bylaws and
  consequently is subject to these
  provisions.

              MyPoints (Delaware)                         Cybergold (Delaware)
------------------------------------------------------------------------------
  Par value, dividends and repurchases of shares
------------------------------------------------------------------------------
  The concepts of par value, capital and       Same.
  surplus are retained under Delaware law.
  Delaware law permits a corporation to
  declare and pay dividends out of surplus
  or, if there is no surplus, out of the net
  profits for the fiscal year in which the
  dividend is declared and/or for the
  preceding fiscal year as long as the amount
  of capital of the corporation following the
  declaration and payment of the dividend is
  not less than the aggregate amount of the
  capital represented by the issued and
  outstanding stock of all classes having a
  preference upon the distribution of assets.
  In addition, Delaware law generally
  provides that a corporation may redeem or
  repurchase its shares only if such
  redemption or repurchase would not impair
  the capital of the corporation.
  Notwithstanding the foregoing, a Delaware
  corporation may redeem or repurchase shares
  having a preference upon the distribution
  of any of its assets if such shares will be
  retired upon acquisition, and provided
  that, after the reduction in capital made
  in connection with such retirement of
  shares, the corporation's remaining assets
  are sufficient to pay any debts not
  otherwise provided for.
------------------------------------------------------------------------------
  Dissenters' or appraisal rights
------------------------------------------------------------------------------
  Such rights are not available with respect   Same.
  to a merger or consolidation by a
  corporation the shares of which are either
  listed on a national securities exchange or
  held of record by more than 2,000
  stockholders if such stockholders are
  required to receive only shares of the
  surviving corporation, shares of any other
  corporation which are either listed on a
  national securities exchange or held of
  record by more than 2,000 holders, cash in
  lieu of fractional shares or a combination
  of the foregoing.

        MyPoints (Delaware)                    Cybergold (Delaware)
------------------------------------------------------------------------------
  Description of Common Stock
------------------------------------------------------------------------------
  The holders of MyPoints common    The holders of Cybergold common stock are
  stock are entitled to one vote    entitled to one vote for each share held
  for each share held of record on  of record on all matters submitted to a
  all matters submitted to a vote   vote of stockholders. There are no
  of stockholders. Holders of       cumulative voting rights. All outstanding
  common stock have no preemptive   shares of common stock are fully paid and
  rights or rights to convert       nonassessable.
  their common stock into any
  other securities. There are no
  redemption or sinking fund
  provisions applicable to the
  common stock. All outstanding
  shares of common stock are fully
  paid and non-assessable and have
  a par value of $0.001 per share.
  Subject to preferences that may
  be applicable to any outstanding
  shares of preferred stock, the
  holders of common stock are
  entitled to receive ratably such
  dividends, if any, as may be
  declared by the board of
  directors out of funds legally
  available for the payment of
  dividends. In the event of a
  liquidation, dissolution or
  winding up of MyPoints, the
  holders of common stock are
  entitled to share ratably in all
  assets remaining after payment
  of liabilities and liquidation
  preferences of any outstanding
  shares of preferred stock.
------------------------------------------------------------------------------
  Description of Preferred Stock
------------------------------------------------------------------------------
  Pursuant to MyPoints's amended    Pursuant to Cybergold's certificate of
  and restated certificate of       correction of the amended and restated
  incorporation, the board of       certificate of incorporation, the board of
  directors has the authority,      directors has the authority, without
  without further action by the     further action by the stockholders, to
  stockholders, to issue up to      issue up to 5,000,000 shares of preferred
  40,000,000 shares of preferred    stock in one or more series and to fix the
  stock, $0.001 par value per       designations, powers, preferences,
  share. The MyPoints amended and   privileges and relative, participating,
  restated certificate of           optional or special rights and the
  incorporation fixes the           qualifications, limitations or
  designations, powers,             restrictions thereof, including dividend
  preferences, privileges and       rights, conversion rights, voting rights,
  relative participating, optional  terms of redemption and liquidation
  or special rights and the         preferences, any or all of which may be
  qualifications, limitations or    greater than the rights of the common
  restrictions thereof, including   stock. The board of directors, without
  dividend rights, conversion       stockholder approval, can issue preferred
  rights, voting rights, terms of   stock with voting, conversion or other
  redemption and liquidation        rights that could adversely affect the
  preferences. The board, without   voting power and other rights of the
  stockholder approval, can issue   holders of common stock. Preferred stock
  preferred stock with voting,      could thus be issued quickly with terms
  conversion or other rights that   calculated to delay or prevent a change of
  could adversely affect the        control of Cybergold or make removal of
  voting power and other rights of  management more difficult. Additionally,
  the holders of common stock.      the issuance of preferred stock may have
  Preferred stock could thus be     the effect of decreasing the market price
  issued quickly with terms         of the common stock and may adversely
  calculated to delay or prevent a  affect the voting and other rights of the change in control of MyPoints or  holders of common stock. Cybergold has no
  make removal of management more   plans to issue any preferred stock.
  difficult. Additionally, the
  issuance of preferred stock may
  have the effect of decreasing
  the market price of the common
  stock, and may adversely affect
  the voting and other rights of
  the holders of common stock.
  There are no shares of preferred
  stock outstanding and MyPoints
  has no plans to issue any of the
  preferred stock.

             MyPoints (Delaware)                         Cybergold (Delaware)
-----------------------------------------------------------------------------
  Stockholder derivative suits
-----------------------------------------------------------------------------
  Under Delaware law, a stockholder may only  Same.
  bring a derivative action on behalf of the
  corporation if the stockholder was a
  stockholder at the time of the transaction
  in question or his or her stock thereafter
  devolved upon him or her by operation of
  law.

                     CERTAIN INFORMATION REGARDING MYPOINTS

Forward Looking Statements

   Except for historical information, this proxy statement/prospectus contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward looking statements involve risks and uncertainties, including, among other things, statements regarding anticipated costs and expenses, revenue mix, product and service development and relationships with strategic partners. These forward looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes" and similar language. Actual results may differ significantly from those projected in the forward looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section "Risk Factors" on page 16 of this proxy statement/prospectus.

MyPoints's Business

Overview

   MyPoints is a leading provider of internet direct marketing services and customer loyalty infrastructure. Our database-driven direct marketing service, MyPoints, offers direct marketers an approach to internet advertising that integrates targeted email and web-based offers with incentives to respond to those offers. Our rewards-based shopping channel, MyPoints Shopping!, provides web users with the ability to earn points for every dollar spent at select retail sites. Points earned in the MyPoints program may be redeemed for a wide variety of products and services, such as gift certificates, travel awards and prepaid phone cards. Our approach to direct marketing provides internet consumers with the opportunity to earn rewards by responding to direct offers and by shopping, and provides businesses with an integrated set of online customer acquisition and retention tools. In addition, we build and manage co-branded and private label online customer loyalty programs for our loyalty partners.

   According to Media Metrix, a leading web rating service, the MyPoints web site, www.mypoints.com, was the Internet's fifth most popular shopping site in April 2000.

Industry Background

Growth of the Internet and Electronic Commerce

   The Internet has emerged as a global medium, enabling millions of people worldwide to share information, communicate and conduct business electronically. International Data Corporation, or IDC, a leading technology research organization, estimates that the number of web users will grow to approximately 320 million worldwide by the end of 2002.

   The growing use of the web represents a significant opportunity for businesses to conduct commerce over the Internet. According to IDC, transactions on the Internet are expected to increase from approximately
$32 billion worldwide at the end of 1998 to approximately $426 billion worldwide by the end of 2002. The Internet allows businesses to develop one-to-one relationships with customers worldwide without making significant investments in traditional infrastructure such as retail outlets, distribution networks and sales personnel.

Online Direct Marketing

   Businesses operating in the electronic commerce marketplace engage in various forms of online direct marketing to generate sales of products or services. Direct marketing is advertising that is intended to generate a specific response or action from a targeted group of consumers. Examples of traditional forms of direct marketing include catalog mailings, magazine inserts and telesales. Online direct marketing can take the form of email or web-based promotional offers. Online direct marketing is particularly attractive because advertisers can use tools that are not available in traditional media, such as measurement of "click-through" rates and one-click response to email offers. These tools give advertisers rapid feedback on their marketing campaigns. This feedback can be used to tailor new messages and targeted offers.

   According to Jupiter Communications, a leading internet market research firm, online direct marketing programs offer other unique advantages to businesses, including:

  . an interactive advertising format that enables consumers to respond and purchase online, without the need for telephone calls or store visits;

  . high rates of response to direct marketing offers of between 5% and 15%, compared to the click-through rates of traditional internet advertising-- consisting of "banners" on web sites--which have reportedly declined from 2.0% to 0.5% over the past two years;

  . low cost per email message of between $0.01 and $0.25, compared to $1.00 and $2.00 per piece of direct marketing material sent via postal mail; and

  . short campaign life cycles of between 48 and 72 hours, compared to six to eight weeks offline.

   Because of these advantages, advertisers are committing relatively more dollars to online direct marketing campaigns than to other forms of internet advertising, such as brand marketing using banner advertisements. Forrester Research, a leading internet research firm, projects internet advertising expenditures in the U.S. to increase from $2.8 billion in 1999 to $22.2 billion in 2004. Forrester estimates that direct marketing will account for 53% of total online advertising expenditures in the U.S. in 2004, up from 15% in 1999.

Online Loyalty Programs

   Membership-based loyalty programs have long been a standard part of companies' customer relationship management programs. Consumer loyalty programs now operating in the United States serve businesses as diverse as supermarkets, telecommunication companies, airlines, credit cards and music and book sellers. As the numbers of internet users and web sites increase, the importance of customer retention to online businesses will also increase. As a result, leading online merchants and content providers are increasingly launching and testing programs aimed at retaining their most valuable customers.

Market Opportunity

   Because of continuing corporate interest in using the internet to acquire customers, and because of the need for online businesses to find effective ways to retain customers once they have attracted them, we believe there is a significant opportunity for a company that can overcome the barriers to direct marketing and loyalty on the internet, and bring cost-effective, integrated direct marketing and loyalty solutions to the online market.

The MyPoints Solution

   MyPoints is a leading provider of internet direct marketing services and loyalty infrastructure. In the internet marketing sector, we believe that we are the first to combine targeted email and web-based direct marketing offers with a rewards program, called MyPoints. We provide our advertisers and loyalty partners with online customer acquisition channels and retention tools.

   By building our direct marketing service around the MyPoints program, we believe we have overcome key barriers to effective direct marketing on the Internet. These barriers include inundation (the amount of email people receive), spam (unsolicited commercial email) and anonymity (the difficulty of matching a user's email address to a demographic profile). Our members opt into the MyPoints program and we award them points for giving us personal information. We inform our members that we will use the information to tailor email offers to their interests and that they can earn additional points by responding to those offers.

   Consumers benefit from our direct marketing and loyalty programs through the ability to earn and redeem points by interacting with our advertisers and loyalty partners online. Advertisers and loyalty partners benefit from the ability to acquire and retain customers on the Internet cost-effectively.

Consumer Benefits

   We have designed the MyPoints program to offer the following benefits to members:

  . Relevant Offers. The depth of our member database enables us to accurately target advertisements to our members. This helps us to direct only the most relevant offers to each member and increases the likelihood that the member will view and respond to a given message.

  . Leading Brands. We increase the attractiveness of our program by providing our members with direct marketing offers from name brands such as BMG Entertainment, Macys.com and Sprint.

  . Wide Variety of Rewards. We have designed our rewards programs to be broad. Rather than focusing on one particular type of consumer award, such as frequent flyer miles, we provide a range of redemption opportunities, including electronic gift certificates from name-brand retailers, travel awards, prepaid phone cards and credits in other popular rewards programs.

  . Easily Attainable Rewards. Many of our reward opportunities are at point levels that are low enough to be earned in a matter of weeks by a typical active member. These easily attainable rewards include $10 gift certificates for major retailers such as Barnes & Noble and for restaurant chains such as The Olive Garden. We offer our members a variety of point earning opportunities that do not require a purchase, as well as the ability to earn points for offline activities including credit card and long distance telephone usage.

  . Engaging Member Experience. We have designed our web site to be highly personalized and easy-to-use, featuring one-click purchase and redemption capability. We provide personalized web and email interfaces that feature the member's name and current point balance. Our members also have the option to receive our email offers in rich-media format, such as HTML.

  . Privacy and Control. We assure members that we will not sell personal information to third parties without permission. We also give members a significant amount of control over their experience by allowing them to turn email delivery on and off, as desired, screen out unwanted advertisement or award categories or opt out of the MyPoints program.

Business Benefits

   MyPoints provides both our advertising clients, for whom we deliver direct marketing messages, and our loyalty partners, for whom we build and manage co-branded and private label online point programs, with a competitive advantage in the acquisition of new customers and the retention of existing customers:

  . Integrated Approach to Online Direct Marketing. We believe we are the first direct marketing provider that has integrated online direct marketing with an online rewards program. This enables our advertisers to increase consumer response rates by rewarding consumers who take advantage of their targeted offers.

  . Access to Our Proprietary Member Database. Our members provide us with demographic, behavioral and transactional information. We use these detailed member profiles to target offers, allowing our advertising clients to reach the most relevant audience for their promotions and increase consumer response rates.

  . Detailed Real Time Reporting. Online direct marketing campaigns generally begin to generate results in two or three days compared to several weeks in offline campaigns. We employ sophisticated marketing analytics and real-time reporting technology to evaluate the initial results of a campaign and use that information to improve the overall results of the current and future campaigns of our advertisers.

  . High Return on Advertising Investment. We offer direct marketers the ability to target and reward consumers with online offers for approximately one-tenth the cost of typical offline direct marketing promotions. As a consequence of improved testing, targeting and rewarding capabilities, we expect online direct marketing response rates to be higher than other online and offline media. This combination of lower delivery costs and higher response rates generates returns on advertising investment that are higher than those achieved by competing direct response media.

  . Rewards-Based Shopping Channel. We offer web retailers the ability to take advantage of our traffic and our customer loyalty infrastructure by joining MyPoints Shopping!, our rewarded shopping channel. Through MyPoints Shopping!, retailers can join a select group of web businesses that offer points for every dollar our members spend on their sites.

  . Customized Loyalty Solutions. We offer a variety of cost-effective and customized solutions to our loyalty partners, including co-branded and private label versions of our MyPoints rewards program. These programs enable our loyalty partners to reward their users for a variety of relationship-building activities, such as registering for a service or customizing a home page. Additionally, the ability to reward consumers enrolled in co-branded or private label loyalty programs for responding to targeted email from our advertisers enables our loyalty partners to provide consumers with substantial earning opportunities while controlling the overall cost of the program. Our proprietary Digital Loyalty Engine technology enables our business partners to design and manage innovative and flexible online loyalty programs. We currently operate or have agreed to operate loyalty programs on behalf of the following companies: About.com, Excite@Home, Food.com, Garden.com, GTE, Holiday Channel/Santa.com, Medsite, My Flower Shop, MyWay.com, NextCard, OurHouse.com, Prodigy, Providian Financial, Sky Desk, Talk City, USA.net, XOOM.com, ZDNet and Zoomerang.

Strategy

   Our objective is to build leading online consumer membership services and to enable our advertising clients and loyalty partners to more easily and effectively acquire and retain customers. Key elements of our strategy to achieve this objective are to:

Expand Our Membership and Deepen Our Proprietary Database

   We seek to continually expand the size of our membership base and deepen our proprietary database to provide a large audience to our advertisers and the ability to more accurately target messages to our members. To increase the size of our membership base, we plan to use a variety of approaches, including online advertising, referrals, and co-branded and private label loyalty partnerships. We increase the depth of our database by rewarding consumers for joining our MyPoints program and for completing detailed surveys from which we collect demographic and behavioral data. We also increase the depth of our database by tracking the transaction activity of our members in the MyPoints program as our members respond to direct offers and make purchases through our rewarded shopping channel, MyPoints Shopping!. We will also continue to use third-party data sources to build more detailed profiles of our members.

Leverage Our Direct Marketing and Loyalty Program Expertise

   We will continue to use our expertise in managing direct marketing and loyalty membership programs on the internet on behalf of our advertising clients and loyalty partners, to enable them to maximize response rates to their offers and increase customer retention. We use our tools and technology to assist merchants in targeting members for specific marketing promotions based on a variety of targeting criteria, including demographic profile and past-purchase behavior. As we implement campaigns, we will continue to accumulate additional data and improve our targeting capabilities and technologies. Additionally, we will continue to provide our advertisers with support services, including the design and production of rich-media email and web-based offers and the graphical interfaces for our partners' loyalty programs.

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Increase Awareness of Our Brand

   We seek to increase awareness of the MyPoints brand through consumer and trade advertising campaigns and through partnerships with high-profile internet brands. We also extend our brand presence through our association with the strong brands of our rewards providers, advertisers and network of co-brand loyalty partners.

   We will also seek to leverage our loyalty partnerships to increase the reach of our direct marketing services across the Internet. Reach is defined by Media Metrix, a leading web audience measurement firm, as "the percentage of projected individuals within a designated demographic or market break category that accessed the web content of specific site or category among the total number of projected individuals using the web during the month." According to Media Metrix, in April 2000 the MyPoints program and the MyPoints Network of co-branded loyalty partnerships, fully implemented, would have had a combined, unduplicated reach of approximately one-third of the Internet. We are still in the process of implementing some of these partnerships.

Pursue "Clicks and Mortar" Opportunities

   We define "clicks and mortar" as using online marketing activities to motivate offline purchases. Forrester reported that 70 million shoppers researched products and services on the web in 1999, leading to more than $100 billion in offline purchases. By 2003, Forrester predicts that online purchases will reach $108 billion, and that online marketing will influence approximately $500 billion in purchases at offline stores.

   We believe the challenge for many merchants in the years to come will be to effectively establish consumer relationships online and then to attract consumers to an offline store for the final purchase. We are implementing a number of initiatives to build out a "clicks and mortar" business to take advantage of this large market. On behalf of some of our advertisers, we give our members the opportunity to sign up for services online, but to earn points for their offline purchases. For example, through our relationship with Sprint, we reward members to sign up for Sprint long distance through our web site and for every time they use Sprint long distance, an offline activity.

Maintain Our Technology Leadership

   The MyPoints Digital Loyalty Engine, which underlies our rewards programs, is a highly scalable software platform designed to serve the needs of our members and business partners. The system currently supports more than six million member accounts in proprietary, co-branded and private label loyalty environments. We plan to continue developing and improving our technology to meet the needs of a growing online marketplace. We also intend to continue to leverage the technology and experience of Experian, a leading information services and database management company and the parent of our largest stockholder.

Pursue Strategic Acquisitions and Alliances

   We have made several acquisitions, license arrangements and strategic alliances to build our membership base and improve our level of services. In our principal acquisition transaction, we acquired internet and electronic commerce assets and technologies to support web-based rewards programs from Enhanced Response Technologies, Inc. and a company affiliated with Experian. This acquisition enabled us to integrate email and web-based direct marketing and loyalty programs under the MyPoints name. Through this acquisition, we believe we have become a key element of Experian's long-term internet investment strategy. We intend to pursue additional strategic alliances and acquisitions aggressively to increase membership through co-branded and private label programs, offer new products and services, access new geographic markets and obtain proprietary technologies. In addition, in January 2000, we acquired Alliance Development Group, Inc., or ADG, a company that operates offline customer rewards programs. We intend to integrate our technology with ADG's offline programs to make them more efficient.

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Expand Internationally

   We believe the anticipated international growth of internet usage has the potential to generate significant additional revenue opportunities for us. According to IDC, the number of web users outside the United States is projected to increase from approximately 46 million at the end of 1998 to approximately 184 million by the end of 2002. Currently, we have signed agreements with international partners including MetaLand, a leading Korean e-commerce site, StarMedia, a leading Latin American portal, Sweden Post, the Swedish postal service, TVSN, an Australian television shopping network, and Experian, a subsidiary of The Great Universal Stores P.L.C. Our program with Sweden Post to license a localized version of MyPoints BonusMail for the Swedish market has been operational since May 1999. Sweden Post operates one of Europe's leading electronic commerce web sites. We expect that we will announce other international programs in the course of 2000.

MyPoints Products and Services

   The following table summarizes our products and services:


       Product/Service                   Description                 Selected Clients
-------------------------------------------------------------------------------------
  MyPoints and MyPoints       Direct marketing system            .eBay
  BonusMail: Internet Direct  integrating targeted email and     .BMG Entertainment
  Marketing Services          web-based offers with incentive    .Intuit
                              points to respond to those offers  .Macy's
                                                                 .MotherNature.com
                                                                 .Sprint
-------------------------------------------------------------------------------------
  MyPoints Shopping:          Rewards-based shopping channel     .Avon
  Internet Direct Marketing   featuring select online retailers  .Hickory Farms
  Services                    with whom MyPoints members can     .JC Penney
                              earn points for dollars spent      .Lands End
                                                                 .Orvis
-------------------------------------------------------------------------------------
  MyPoints Network: Internet  Network of web sites that use a    .About.com
  Loyalty Infrastructure and  co-branded version of our Digital  .Excite@Home
  Direct Marketing Services   Loyalty Engine technology to       .Food.com
                              provide their users with loyalty   .Garden.com
                              points to interact with their on-  .GTE
                              site offerings                     .MyWay.com
                                                                 .OurHouse.com
                                                                 .Providian Financial
                                                                 (Aria)
                                                                 .Talk City
                                                                 .USA.NET
-------------------------------------------------------------------------------------
  Private Label Loyalty       Private label loyalty programs     .NextCard
  Programs: Internet Loyalty  based on our Digital Loyalty       .Prodigy
  Infrastructure and Direct   Engine technology                  .XOOM.com
  Marketing Services                                             .ZDNet
-------------------------------------------------------------------------------------
  Licensing: Internet Direct  Licensing of proprietary internet  .Sweden Post
  Marketing and Loyalty       direct marketing and loyalty
  Infrastructure              technology


MyPoints and MyPoints BonusMail

   The MyPoints program serves two primary constituencies, our members and our advertising clients. Members enroll to earn rewards by responding to targeted offers on the web at the MyPoints web site and to

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targeted offers by email through MyPoints BonusMail. Advertising clients use
MyPoints to reach a selected group of members with targeted offers and incentives. We believe that MyPoints is the Internet's first direct marketing program that integrates electronic commerce by email and web-based offers with the infrastructure to reward consumers with points to respond to these offers.

   The MyPoints program begins with enrollment, where consumers receive rewards points for providing key demographic and behavioral information. This enrollment information is supplemented with transactional data gathered as our members interact with our services. Once enrolled, MyPoints members receive points for responding to targeted, personalized offers. Members may also earn points by filling out additional online surveys. After earning a sufficient number of points, MyPoints members may redeem their points online for products and services from our rewards partners, including electronic gift certificates, travel awards, prepaid phone cards and points in other loyalty programs. Members may also spend their points at participating catalog sites where merchandise prices are denominated in points for MyPoints members. Our rewards providers benefit from the MyPoints program through increased revenue and additional customers.

   The list of web-based point-earning opportunities presented to the member on the MyPoints "earn page" depends on the profile of the visiting member. Some of the information that determines the point-earning opportunities directed to a member include geographic location, leisure time interests, financial information and investment interests. The MyPoints program features a sophisticated online account maintenance area, where members may change their preferences and other personal information, access their earning history and account balance, contact a member care representative, and redeem points.

   We also place a high degree of importance on our commitment to maintaining the security of member information. We are members of both TRUSTe and the Online Better Business Bureau, and we adhere to the principles of these organizations.

MyPoints Shopping!

   In July 1999, we launched MyPoints Shopping!, a shopping service that enables our MyPoints members to earn points by shopping online at a network of internet merchants. We work with our retail partners to increase site traffic and sales through our rewarded shopping channel, MyPoints Shopping!. The following merchants are among those participating in the program: Avon, Hickory Farms, JC Penney, Lands End and Orvis.

MyPoints Network

   The MyPoints Network is a system of participating web sites which offer our members the opportunity to earn points at locations on the Internet other than the MyPoints web site. We provide participating web sites with a supply of rewards points to distribute to their visitors as a loyalty and incentive tool in exchange for the opportunity to enroll their visitors in our service. These partnerships are co-branded with each partner. In these partnerships, the currency always retains the MyPoints brand and we retain direct marketing rights to the members generated by the service. We currently have agreements with the following companies to participate in the MyPoints Network: About.com, Excite@Home, Food.com, Garden.com, GTE, Holiday Channel/ Santa.com, Medsite, My Flower Shop, MyWay.com, Net Sanity, OurHouse.com, Providian Financial (Aria), Talk City, Sky Desk, USA.NET and Zoomerang.

   We compensate each MyPoints Network partner with points and/or a cash bounty for each new member the partner brings to the MyPoints program. Our partner issues points as a loyalty tool to its users. We either manage the program externally or enable our partner to set point-earning opportunities without our direct involvement using our Digital Loyalty Engine. The Digital Loyalty Engine enables each partner to reward any action that requires a click on the site, such as clicking on a banner, registering for a service or purchasing a product. We also provide each partner with a supply of rewards points based on prospective membership growth, internal promotion to MyPoints members, and in some cases, cooperative advertising to launch the new web site.

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   Network partnerships create cost-effective membership growth. They also increase our brand awareness among new affinity groups. Our network partnership marketing group focuses on current rewards partners, electronic commerce alliances, major electronic commerce and entertainment sites, web-based email providers, and online community sites and portals.

Private Label Loyalty Programs

   We also build and operate fully customized, private label point programs based on the MyPoints technology. We currently operate private label programs on behalf of NextCard Internet VISA (NextCard Rewards), Prodigy (Prodigy Points) and XOOM.com (XOOMPoints). We also have an agreement with ZDNet to develop and implement a private label program named ZDNet Points. Private label loyalty programs operate in a manner similar to the MyPoints Network programs, except that the points are branded exclusively for our partners. In most cases, we may still market to our partners' members; however, the marketing material we use is branded for our partners and the points issued as a response incentive are in the form of our partners' branded currencies. Our private label redemption options can also be adjusted to maximize support for our partners' brands. For instance, we may include a partner's own product line in the rewards chart, providing a set of redemption options highly relevant to the partner's own consumer base. At all levels, a private label loyalty program reinforces and builds loyalty to our partners' brands, while at the same time expanding our direct marketing membership base.

Licensing Programs

   We offer our technology for license to customers seeking to develop email or web-based direct marketing and loyalty programs. As part of our license agreement, we may receive a set-up fee and royalties based on a percentage of revenues derived from the licensed site. We currently have one licensing agreement in place with Sweden Post. This agreement establishes a version of the MyPoints BonusMail program for the Swedish market. Licensing is an attractive way for us to address international market opportunities, which typically require a foreign language web site as well as advertising and points redemption opportunities relevant to the local market.

Sales and Marketing

   At April 30, 2000, our advertising sales organization consisted of 45 employees located primarily in San Francisco, New York, Los Angeles and Chicago. This organization is dedicated to developing and maintaining relationships with leading advertisers and advertising agencies nationwide. We also seek to enter into relationships with third-party advertising sales representatives to augment the efforts of our direct sales personnel. This organization is also responsible for developing partnerships to acquire members for our online direct marketing program. These partnerships can take various forms, including membership in the MyPoints Network and private label loyalty programs.

   At April 30, 2000, our consumer marketing and business development organization consisted of 31 employees in San Francisco, New York and Chicago. This organization is dedicated to acquiring members for our online direct marketing program. MyPoints consumer marketing group uses a variety of member acquisition strategies, including referrals by current members, banner bars and other online media placements, and affiliate programs. Affiliate programs include relationships in which partners bring new members to MyPoints by introducing the service to their own user bases in exchange for exposure of their own services to the MyPoints membership or a cash payment per member.

   We have a variety of affiliate programs in place, including one with Times Company Digital, the internet business unit of The New York Times, under which the MyPoints Program is an integrated feature in The New York Times on the Web's registration process. Under the agreement, nytimes.com enables visitors to join the MyPoints Program in the course of their online registration for The New York Times on the Web.


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

Advertising Clients and Rewards Providers

   Set forth below is a list of our ten largest advertising clients, based on the amount of revenues we generated during 1999:

Advertising Clients

   AnyDay.com                             BMG Entertainment
   drkoop.com                             Electronic News
   Freeshop                               Garden.com
   healthshop.com                         MotherNature.com
   Sprint                                 Zoomerang

   Our ten largest rewards providers, based on points redeemed as of December 31, 1999, are as follows:

Rewards Providers

   Barnes & Noble                         Blockbuster Video
   Brinker International                  Darden Restaurants
   JCPenney                               Macy's
   Sprint                                 Target
   Tower Records                          Toys 'R' Us

Member Care

   We have established a member care process that is designed to provide superior service to all program participants.

Automated Inquiry System

   We have developed automated online support services for our members, such as online access to account information and transaction histories. Our new member inquiry interface is designed to answer member questions automatically. Through this member inquiry system, customers contact us via a web form that generates an email containing relevant customer account information for efficient handling by our member care staff.

24-hour/7-day Support

   We employ an internal staff dedicated to member care and a specialized customer support vendor, Brigade Solutions, to maximize coverage and minimize cost and turnaround time. Through this combination, we are able to provide 24-hour, 7-day coverage with immediate automated responses for all online inquiries and a turnaround time of less than 24 hours for more than 95% of basic member inquiries. We intend to continue to enhance our member care services through increased availability of online member self-support and improved customer reporting systems.

Technology and Infrastructure

   We have developed an expandable, secure and reliable technology infrastructure to support our online direct marketing and loyalty rewards programs. The principal element of our proprietary technology is our Digital Loyalty Engine. The Digital Loyalty Engine is an internet based software application that enables our loyalty partners to set the parameters of point-earning transactions without our direct involvement. Customizable elements include the number of times in a given period an award may be earned, the number of points per transaction, the maximum number of transactions per member and the maximum aggregate numbers of points that can be awarded in a given campaign. Partners can use the Digital Loyalty Engine to take advantage of market opportunities on a real-time basis by establishing new point-earning opportunities or altering the parameters of existing opportunities.

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

Expandability

   To date, we have demonstrated that our architecture is capable of rapid expansion. Membership in our direct marketing and loyalty programs has grown from fewer than two million members in January 1999 to more than eight million members in April 2000. Our systems are also designed to capture a large amount of data from our members, which is critical to the creation of a successful online loyalty rewards program. In addition, our systems can be integrated with our partners' own databases, thereby enhancing data exchange and data mining for marketing purposes.

Security

   We incorporate a variety of encryption techniques meant to protect the privacy of consumer information and the integrity of client transactions. We also employ a variety of automated fraud detection procedures to identify patterns of abuse and potential fraudulent use of the system. Our fraud detection systems can automatically disable accounts in which fraud is suspected. The data center where our system is located provides 24-hour/7-day security management.

Reliability

   Our software system architecture uses industry standard technologies to maximize reliability. We use Secure Socket Layer for secure transactions, Oracle databases, the UNIX operating system and the Netscape web server within our infrastructure. All of these platforms have demonstrated a high degree of reliability. Our databases are also distributed among clients and among functions. In particular, each Digital Loyalty Engine, where transactions are recorded, is separate from the main database of account records. As a result, a database failure would typically affect only a particular client or function and would not adversely impact our entire system. We back up our Oracle databases to long-term tape storage on a daily basis.

   Our network servers are housed separately at Exodus Communications' data centers in Jersey City, New Jersey and Oak Brook, Illinois. The Exodus data centers provide redundant network connections, redundant connections to power grids, diesel generators for emergency power, air conditioning and 24-hour/ 7-day engineering support. Our infrastructure is built to maximize reliability through the use of multiple central processor units and redundant power supplies, networking and input/output controllers.

Competition

   We face intense competition from both traditional and online advertising and direct marketing businesses. We expect competition to increase due to the lack of significant barriers to entry in the online advertising market. As we expand the scope of our product and service offerings, we may compete with a greater number of media companies across a wide range of advertising and direct marketing services. Online direct marketing service companies that we currently compete with or may in the future compete with include 24/7 Media, DoubleClick, Flycast Communications, MatchLogic, Netcreations and yesmail.com. In addition, several other companies offer competitive online products, services and rewards programs, including Cybergold and Netcentives. We also face competition from established online portals and community web sites that engage in direct marketing, as well as from traditional advertising agencies and direct marketing companies that may seek to offer online products or services.

   Therefore, although we believe we were the first company to integrate online direct marketing with an online rewards program, we may face additional competition from companies engaged in online direct marketing that introduce rewards programs and from online rewards program providers that begin offering direct marketing services.

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   Our ability to compete depends upon many factors, including:

  . the timing and market acceptance of new products and services developed either by us or our competitors;

  . our ability to demonstrate the effectiveness of our service to advertisers;

  . our ability to increase the number of members who participate in our online programs;

  . our ability to increase the depth of information in our database regarding our members by capturing demographic, behavioral and transactional data;

  . our ability to increase awareness of our brand;

  . the capacity of our technology infrastructure to meet the needs of our members, advertisers and loyalty partners; and

  . sales and marketing efforts by us or our competitors.

Intellectual Property and Proprietary Rights

   Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we seek to protect through a combination of patent, copyright, trade secret and trademark laws. We have filed three patent applications in the United States. For some of these applications, we also plan to file corresponding international patent applications. We have entered into confidentiality or license agreements with our employees and consultants, and corporate and strategic partners and generally seek to control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for third parties to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently. We pursue the registration of our trade and service marks in the United States and internationally. We have registered trademarks for "MyPoints," "BonusMail" and "Rew@rds" in the United States. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are distributed or made available through the Internet, and policing unauthorized use of our proprietary information is difficult.

   Legal standards relating to the validity, enforceability and scope of protection of proprietary rights in internet-related businesses are uncertain and still evolving. We cannot give any assurance as to the future viability or value of any of our proprietary rights. In addition, we cannot give any assurance as to the future viability or value, if any, of our proprietary rights. In addition, we cannot give any assurance that the steps taken by us will prevent misappropriation or infringement of our proprietary information. Any infringement or misappropriation, should it occur, could have a material adverse effect on our business, results of operations and financial condition.

   Our business activities may infringe upon the proprietary rights of others, and other parties may assert infringement claims against us. We have received three claims of alleged infringement, one of which has been resolved through a license agreement. Another infringement claim was made by Cybergold in May 1999. If the merger is not consummated, and this claim cannot be resolved through a license or similar arrangement, we could become a party to litigation with Cybergold. Also, in July 1999, we received an infringement claim from another party, along with an offer to grant a license to us at a cost that would not be material. To our knowledge, no litigation has been filed against us based on this claim. We are evaluating the claim and have not yet begun substantive discussions regarding it. Litigation may also be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. An adverse determination in any litigation of this type could require us to make significant changes to the structure and operation of our online rewards program, attempt to design around a third party's patent, or license alternative technology from another party. Implementation of any of these alternatives could be costly and time consuming, and might not be possible. Accordingly, an adverse determination in any litigation that might ensue between a third party and us could have a material adverse effect on our business, results of operations and financial condition. In addition, any intellectual property litigation, even if successfully

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defended, would result in substantial costs and diversion of resources and management attention and could therefore have a material adverse effect on our business, results of operations and financial condition.

   We have licensed, and may license in the future, elements of our trademarks, trade dress and similar proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by these business partners, they may take actions that could materially and adversely affect the value of our proprietary rights or reputation.

Product and Service Warranties

   When members purchase products in response to direct marketing offers that we send them or redeem points for products and services, we pass on to these members the warranties made by the manufacturers of products or providers of services. We do not provide separate additional warranties.

Employees

   As of April 30, 2000, we employed 264 people, including 71 in sales and marketing, 132 in technology and production and 61 in support, administration, finance, management and human resources. We believe that we maintain good relations with our employees.

Facilities

   We are currently leasing approximately 40,000 square feet of office space in San Francisco, California, approximately 23,000 square feet of office space in Schaumburg, Illinois and approximately 4,500 square feet of office space in New York, New York. Our sales, marketing, finance and administration functions are based in San Francisco. Our technology and production groups are based in Schaumburg. The lease for the San Francisco facility expires in November 2006, with an option to extend the lease for an additional five years. The Schaumburg facility is currently leased under a lease which expires in March 2001 and two month-to-month leases. These leases will automatically convert into a 60-month lease upon completion of improvements to our new Schaumburg facility.

Direct Marketing Board of Advisors

   We have assembled a board of advisors with significant experience in the direct marketing industry. Our board of advisors consists of:

     Steve Carbone
     President, Grey Direct e.marketing

     G. Steven Dapper
     Chief Executive Officer of Hawkeye Media
     Former Chairman and Chief Executive Officer, Rapp Collins Worldwide

     Rashi Glazer
     Editor-in-Chief, Interactive Marketing Journal
     Professor of Marketing, Haas School of Business, University of California at Berkeley

     Worthington Linen
     Chairman and Chief Executive Officer, The Signature Group
     Former President and Chief Executive Officer, BMG Direct

     George S. Wiedemann
     Chairman and Chief Executive Officer, Grey Direct Marketing Group Chairman of the Direct Marketing Association

     Lester Wunderman
     Founder and former Chairman, Wunderman Cato Johnson

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Legal Proceedings

   From time to time MyPoints may be involved in litigation arising in the normal course of its business. MyPoints is not a party to any litigation, individually or in the aggregate, that MyPoints believes would have a material adverse effect on its financial condition or results of operations.

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                 MYPOINTS MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                           Forward Looking Statements

   The following discussion of the financial condition and results of operations of MyPoints (i) as of March 31, 2000 and for the three months ended March 31, 2000 and 1999 should be read in conjunction with the sections of MyPoints's unaudited consolidated financial statements and the related notes, and (ii) as of and for the years ended December 31, 1997, 1998 and 1999 should be read in conjunction with the sections of MyPoints's audited consolidated financial statements and the related notes. These consolidated financial statements and the related notes to such consolidated financial statements are included elsewhere in this proxy statement/prospectus. This discussion contains forward looking statements that involve risks and uncertainties. MyPoints's actual results may differ from those anticipated in these forward looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" on page 16 and elsewhere in this proxy statement/prospectus.

Overview

   MyPoints was founded as Intellipost Corporation in November 1996. In May 1997, we launched our email direct marketing and rewards program. In November and December 1998, through our acquisition of Enhanced Response Technologies, Inc. and a company affiliated with Experian, we acquired internet and electronic commerce related assets and technologies through a series of related transactions. Through these transactions, we acquired a technology license for the operation of a web-based rewards program. In early March 1999, we changed our corporate name to MyPoints.com, Inc. in order to unify our corporate and brand identities. During March and April 1999, we integrated our email and web-based direct marketing and rewards programs under the MyPoints brand. In August 1999, we completed our initial public offering.

   We generate substantially all of our revenues by delivering email and web-based direct marketing offers for our advertising customers. In exchange for these services, we receive fees from our advertisers based on any or all of the following:

  . the number of offers delivered to members;

  . the number of qualified responses generated; and

  . the number of qualified purchases made.

   For direct marketing services, we recognize revenues when an offer is delivered, when a qualified response is received or when a product or service is purchased, depending upon the pricing arrangement used. Pricing of our direct marketing services is not based on the issuance of points to our members.

   Under new and some existing advertising contracts and partnerships, we sell points to private label partners and to advertisers for use in their promotional campaigns. We initially defer revenue and estimated point costs associated with the sale of points and recognize this revenue upon the expiration or redemption of the underlying points. Under some MyPoints Network contracts, we amortize implementation fees and related costs over the life of these contracts.

   Our revenues depend on a number of factors. These include the number of advertisers engaging us to send direct marketing offers to our membership base, the size of our membership base, and the responsiveness of our members to these direct marketing offers. We believe that our revenues will be subject to seasonal fluctuations as a result of general patterns of retail advertising, which are typically higher during the fourth calendar quarter. In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and consumer buying patterns.

   We also offer technology licensing arrangements to customers seeking to develop email or web-based direct marketing and loyalty programs. We entered into our first license agreement in December 1998 with

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

Sweden Post, the Swedish postal service. Sweden Post is establishing a version of the MyPoints BonusMail program for the Swedish market. This license agreement provides for a licensing fee, technical support fees and royalties based on a percentage of revenues from the program site. We recognized revenue under this agreement when the custom development work that we performed for Sweden Post was completed and accepted by Sweden Post. In addition, we will recognize royalty revenue as it is received from Sweden Post. We expect to enter into additional licensing and royalty arrangements, particularly for international markets. We also expect to derive revenues from several pending international initiatives.

   We incurred a net loss of $8.3 million in 1998, and $37.5 million in 1999. We intend to implement our strategies by spending substantial amounts on member acquisition and retention, new product offerings, sales and marketing strategic relationships, brand development and technology and operating infrastructure development. As a result, we expect increases in our net losses and negative cash flows for the next several quarters. We expect to incur net losses at least through 2001. Our limited operating history makes it difficult to forecast future operating results. Although we have experienced revenue growth in recent quarters, we cannot be certain that revenues will increase at a rate sufficient to achieve and maintain profitability. Even if we were to achieve profitability in any period, we might fail to sustain or increase that profitability on a quarterly or annual basis.

   The data below reflect the percentage relationship between revenue and the major categories in the Consolidated Statements of Operations.

Selected Consolidated Statements of Earnings Data

                           Year Ended December 31,     Quarter Ended March 31,
                            1997      1998     1999       1999         2000
                          ---------  -------  -------  -----------  -----------
($ in Thousands)                                       (unaudited)  (unaudited)
Total revenue............     100.0%   100.0%   100.0%     100.0%      100.0%
Cost of revenue..........      51.7     87.2     30.7       68.9        26.0
                          ---------  -------  -------   --------      ------
  Gross profit...........      48.3     12.8     69.3       31.1        74.0
                          ---------  -------  -------   --------      ------
Operating expenses:
  Technology costs.......     370.9    118.2     35.9       75.9        33.4
  Sales and marketing
   expenses..............   1,105.3    350.9    125.3      201.1        72.0
  General and
   administrative
   expenses..............     471.4    157.7     39.7       84.2        27.8
  Amortization of
   intangible assets.....       0.0     21.4     12.9       65.3         7.4
  Stock-based
   compensation..........      51.0     12.3     12.7       35.2         7.0
                          ---------  -------  -------   --------      ------
    Total operating
     expenses............   1,998.7    660.5    228.5      461.7       147.6
                          ---------  -------  -------   --------      ------
Operating loss...........  (1,950.3)  (647.7)  (157.2)    (430.6)      (73.5)
Interest income..........      42.4      6.8      2.6        0.7         5.2
Interest expense and
 other, net..............      (5.3)    (1.9)    (0.6)       0.0        (0.3)
                          ---------  -------  -------   --------      ------
    Net loss.............  (1,913.2)  (642.8)  (155.2)    (429.9)      (68.7)
                          ---------  -------  -------   --------      ------
Dividend related to
 beneficial conversion
 feature of preferred
 stock...................       0.0      0.0    (40.6)    (768.6)        0.0
                          ---------  -------  -------   --------      ------
    Net loss attributable
     to
     common stockholders..(1,913.2)% (642.8)% (195.8)%  (1,198.5)%    (68.7)%
                          =========  =======  =======   ========      ======

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

Results of Operations for Three Months ended March 31, 1999 and 2000

Revenues

   Revenues increased to $15.8 million in the three months ended March 31, 2000 as compared to $1.3 million in the three months ended March 31, 1999. This increase was primarily attributable to the following: (i) an increase in the number of direct marketing offers to our members, (ii) an increase in our advertising customer base, and (iii) an increase in average spending per advertiser.

Cost of Revenues

   Cost of revenues represents the costs of points awarded to our members for responding to advertisements and related purchasing activities associated with our direct marketing offers as well as personnel costs associated with creating, delivering and monitoring email campaigns. Cost of revenues increased to $4.1 million in the three months ended March 31, 2000 from $0.9 million in the three months ended March 31, 1999. As a percentage of revenues, these costs decreased to 26% in the three months ended March 31, 2000 from 69% in the three months ended March 31, 1999. The decrease in the cost of revenues as a percentage of revenues in the three months ended March 31, 2000 as compared to the three months ended March 31, 1999 is primarily attributable to a higher number of revenue-generating responses to direct marketing offers, the elimination of points cost associated with members' receipt of email direct marketing offers, partially offset by an increase in personnel costs associated with creating, delivering and monitoring email campaigns. The cost of personnel included in cost of revenue increased to $0.9 million in the three months ended March 31, 2000 as compared to zero in the three months ended March 31, 1999. Also contributing to a lower cost of revenue was reduced costs associated with redemption award purchases. As redemption volume has increased, we have been able to negotiate volume purchase discounts when purchasing gift awards.

Technology Costs

   Technology costs primarily consist of compensation for personnel associated with the development of our technology and the maintenance of our proprietary database. Presently, we expense technology costs as incurred. However, in the future, certain technology costs may be capitalized, as appropriate. Technology costs increased to $5.3 million in the three months ended March 31, 2000 from $1.0 million in the three months ended March 31, 1999. This increase was primarily due to increases in personnel and consulting costs and related expenses used to enhance and support our proprietary database and products. We expect our technology costs to increase in future periods as we continue to improve and enhance our direct marketing technology and expand our membership database.

Sales and Marketing Expenses

   Sales and marketing expenses consist primarily of payroll, sales commissions and related expenses for personnel engaged in sales, marketing and customer support, as well as advertising and promotional expenditures including member acquisition costs. Member acquisition costs consist primarily of online advertising, promotional costs and payments to partners, which may be in the form of cash or points, to attract members to our email and web-based programs. Sales and marketing expenses increased to $11.4 million in the three months ended March 31, 2000 from $2.6 million in the three months ended March 31, 1999. This increase was primarily attributable to increases in personnel costs, including sales commissions, member acquisition costs and related expenses required to implement our sales and marketing strategy. We expect increases in sales and marketing expenses to continue in future periods as we continue to hire additional marketing and sales employees, and continue to spend more on member acquisition and promotions.

General and Administrative Expenses

   General and administrative expenses consist primarily of payroll and related costs for general corporate functions, including finance, accounting, business development, human resources, investor relations, facilities and administration, as well as legal fees, insurance, bad debt and fees for professional services. General and administrative expenses increased to $4.4 million in the three months ended March 31, 2000 from $1.1 million in the three months ended March 31, 1999. This increase was primarily due to the expansion of our corporate infrastructure, including the addition of finance and administrative personnel. We expect general and administrative expenses to increase in future periods as we expand our administrative staff to support the growth of our operations.

Amortization of Intangible Assets

   The Company acquired various intangible assets as part of the acquisition of Enhanced Response Technologies, Inc., or ERT, and a company affiliated with Experian in the fourth quarter of 1998, and the acquisition of ADG in the first quarter of 2000. In regards to the acquisition of ERT and a company affiliated with Experian, the Company recorded intangible assets of $11.2 million. These intangible assets are being amortized over their estimated useful lives of six months to five years. In regards to the acquisition of ADG in the first quarter of 2000, the Company recorded intangible assets of $14.8 million. These intangible assets are being amortized over their estimated useful lives of thirty-six to ninety months.

   We recorded amortization of intangible assets of $1.2 million in the three months ended March 31, 2000 as compared to $0.8 million in the three months ended March 31, 1999. The increase in amortization of intangible assets in the three months ended March 31, 2000 as compared to the three months ended March 31, 1999 relates to the acquisition of ADG in January, 2000.

Stock-Based Compensation

   As of March 31, 2000, we recorded aggregate deferred compensation totaling $12.7 million in connection with the grant of stock options to employees and consultants. This charge is being amortized over the vesting periods of the options, which generally range from three to four years. Stock-based compensation increased to $1.1 million in the three months ended March 31, 2000 from $0.4 million in the three months ended March 31, 1999.

Interest Income

   Interest income increased to $0.8 million in the three months ended March 31, 2000 from $9,000 in the three months ended March 31, 1999. This increase is due to interest earned on higher average cash and investment balances resulting from proceeds received from our initial public offering which was completed in August 1999 and our follow-on offering which was completed in February 2000.

Income Taxes

   We recorded a net loss of $37.5 million for 1999 and a net loss of $10.9 million in the three months ended March 31, 2000. Accordingly, no provision for income taxes was recorded in the year and no tax benefit has been recognized due to the uncertainty of realizing a future tax deduction for these losses.

Liquidity and Capital Resources

   Since incorporation, we have financed our operations primarily from the sale of equity securities to venture capital firms and other individual, institutional and strategic investors as well as our initial public offering in August 1999 and our follow-on public offering in February 2000. We have also borrowed funds under long-term capital lease and equipment financing facilities.

   The total number of outstanding points issued to members for which we have a recognized liability as of March 31, 2000 was approximately 1.5 billion points with a redemption liability of $11.5 million. This liability was calculated based on certain assumptions, including the assumption that 80% of the outstanding points would be redeemed in the future. We also use historical redemption activity and individual member account activity to determine our estimated redemption liability. The factors that were considered in our estimated redemption liability include points held by terminated and inactive members, as well as those members we believe will not respond to our direct marketing offers with sufficient frequency to accumulate points to meet our minimum redemption levels. This information is updated on a quarterly basis. The total number of points redeemed by members was 227.0 million in 1999 and 179.0 million in the three months ended March 31, 2000.

   Points issued by us have a life of three to four years. Our current policy is that unredeemed points will expire on December 31 of the third calendar year following the calendar year in which such points are first deemed earned. Although we do not anticipate making changes to our current policy we reserve the right to alter point expiration terms at anytime. In the past, we have both extended as well as reduced expiration terms of points. Members may redeem points in their discretion at any time prior to the expiration of the points. We fund point redemptions through our working capital resources. Because we cannot control the timing of members' decisions to redeem points, should the rate of redemption of points exceed our estimates, it could be necessary for us to obtain additional working capital and our results of operations could be materially and adversely affected.

   Net cash used in operating activities was $10.0 million in the three months ended March 31, 2000. This cash used in operating activities was due to our expanded operations and primarily resulted from the net loss and higher accounts receivable. Net cash used in investing activities was $2.5 million in the three months ended March 31, 2000 which was primarily used to acquire property and equipment, primarily computer equipment and software. Net cash provided by financing activities was $107.0 million in the three months ended March 31, 2000 which includes net proceeds of $105.7 million from our follow-on offering in February 2000.

   At March 31, 2000 we had cash and cash equivalents of $116.4 million.

   We currently anticipate that our available cash resources will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. Thereafter, we may need to raise additional funds to fund more rapid expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If adequate funds are not available on acceptable terms, our business, results of operations and financial condition could be materially and adversely affected.

Results of Operations for Years Ended December 31, 1998 and 1999

   We completed the acquisitions of internet and electronic commerce related assets from ERT and a company affiliated with Experian during November and December 1998. Accordingly, actual results of operations for the years ended December 31, 1998 and 1999 include results for the acquired businesses from the dates of acquisition.

Revenues

   For 1999, total revenues increased to $24.1 million from $1.3 million in 1998. The increase in revenues for 1999 as compared to 1998 was primarily attributable to the following: (i) an increase in the number of direct marketing offers to our members, (ii) an increase in our advertising customer base, and (iii) an increase in average spending per advertiser. Additionally, we recognized license revenues of $614,000 in 1999 attributable to our license arrangement with Sweden Post.

Cost of Revenues

   Cost of revenues represents the costs of points awarded to our members for receiving and responding to advertisements and related purchasing activities associated with our direct marketing offers as well as personnel costs associated with creating, delivering and monitoring email campaigns, For 1999, cost of revenues increased to $7.4 million from $1.1 million in 1998. As a percentage of revenues, these costs decreased to 31% in 1999 from 87% in 1998. The decrease in the cost of revenues as a percentage of revenues in 1999 as compared to 1998 is primarily attributable to a higher number of revenue-generating responses to direct marketing offers, as well as the elimination of points cost associated with members' receipt of email direct marketing offers. We eliminated this points cost because we discontinued our practice of providing points to members for simply receiving our email direct marketing offers. We discontinued this practice in April 1999. We now require members to respond to email offers to earn points.

Technology Costs

   Technology costs primarily consist of compensation for personnel associated with the development of our technology and the maintenance of our proprietary database. We expense technology costs as incurred. For 1999, technology costs increased to $8.7 million from $1.5 million in 1998. This increase was primarily due to increased number of personnel and related expenses used to enhance and support our proprietary database and products. We expect our technology costs to increase in future periods as we continue to improve and enhance our direct marketing technology and expand our membership database.

Sales and Marketing Expenses

   Sales and marketing expenses consist primarily of payroll, sales commissions and related expenses for personnel engaged in sales, marketing and customer support, as well as advertising and promotional expenditures including member acquisition costs. Member acquisition costs consist primarily of online advertising, promotional costs and payments to partners, which may be in the form of cash or points, to attract members to our email and web-based programs. For 1999, sales and marketing expenses increased to $30.2 million from $4.5 million in 1998. This increase was primarily attributable to increased number of personnel and related expenses required to implement our sales and marketing strategy as well as increased promotional and advertising expenses. We expect increases in sales and marketing expenses to continue in future periods as we continue to hire additional marketing and sales employees, and continue to spend more on member acquisition and promotions.

General and Administrative Expenses

   General and administrative expenses consist primarily of payroll and related costs for general corporate functions, including finance, accounting, business development, human resources, investor relations, facilities and administration, as well as legal fees, insurance, bad debt and fees for professional services. General and administrative expenses increased to $9.6 million in 1999 from $2.0 million in 1998. This increase was primarily due to the expansion of our corporate infra-structure, including the addition of finance and administrative personnel. We expect general and administrative expenses to increase in absolute dollars in future periods as we expand our administrative staff to support the growth of our operations.

Amortization of Intangible Assets

   As part of the acquisition of assets from ERT and a company affiliated with Experian, in the fourth quarter of 1998, we recorded intangible assets related to the acquired assets in the amount of $11.2 million. These intangible assets include core technology, purchased trademark, assembled workforce and other intangibles. These intangibles are being amortized over their estimated useful lives of six months to five years. We recorded amortization of intangible assets of $3.1 million in 1999 as compared to $275,000 in 1998. Amortization charges in 1998 were attributable to the acquisition of ERT and a company affiliated with Experian, which was completed in the fourth quarter of 1998.

Stock-Based Compensation

   As of December 31, 1999, we recorded aggregate deferred compensation totaling $12.7 million in connection with the grant of stock options to employees and consultants. This charge is being amortized over the vesting periods of the options, which generally range from three to four years. Stock-based compensation increased to $3.1 million during 1999 from $158,000 during 1998.

Interest Income

   Interest income increased to $633,000 in 1999 from $87,000 in 1998. This increase is primarily due to interest earned on higher average cash and investment balances resulting from proceeds received from our initial public offering which was completed in August 1999.

Income Taxes

   We recorded a net loss of $37.5 million for 1999. Accordingly, no provision for income taxes was recorded in the year and no tax benefit has been recognized due to the uncertainty of realizing a future tax deduction for these losses.

Results of Operations for 1997 and 1998

   We completed the acquisitions of internet and electronic commerce related assets from ERT and a company affiliated with Experian during November and December 1998. Accordingly, approximately one month of operations of the acquired businesses is included in our actual results of operations for the year ended December 31, 1998. The discussion below is based on the Statement of Operations Data set forth under "MyPoints's Selected Historical Financial Data" on page 9 of this proxy statement/prospectus.

Revenues

   Our revenues increased to $1.3 million in 1998 from $151,000 in 1997. We had no revenues and no material expenditures in 1996. Our email direct marketing and rewards program was launched in May 1997 and began generating revenues in July 1997. Our direct marketing program produced substantially all of our revenues in 1997 and 1998. The increase in revenues from 1997 to 1998 was due primarily to an increase in the number of direct marketing offers delivered to our members for advertisers, as well as to an increase in the size of our membership base.

Gross Profit

   Gross profit increased to $165,000 in 1998 from $73,000 in 1997. This increase was due primarily to an increase in the number of revenue-generating responses and purchases by members. In addition, during 1998, based on our experience with members who became inactive in the points program, we recognized an allowance for estimated points that are likely to expire prior to their redemption. This allowance was credited to cost of revenues during 1998.

Technology Costs

   Our technology costs increased to $1.5 million in 1998 from $560,000 in 1997. This increase was primarily due to increased hiring of technical employees and consultants during 1998.

Sales and Marketing Expenses

   Our sales and marketing expenses increased to $4.5 million in 1998 from $1.7 million in 1997. An increase in the number of sales and sales support employees led to higher payroll expenses. Increases in revenues led to higher sales commissions and, therefore, higher sales expenses. Also contributing to the increase in sales expenses were increases in travel, advertising and promotions, and other sales-related expenses. The marketing expense portion of this increase was primarily due to a large increase in member acquisition expenses, including online advertising and promotion expenditures as well as the cost of points awarded to members for enrollments and related activities. Marketing payroll expense also increased in 1998 as we hired additional marketing staff, including management staff.

General and Administrative Expenses

   Our general and administrative expenses increased to $2.0 million in 1998 from $712,000 in 1997. The increase resulted from higher professional fees and, to a lesser extent, occupancy costs relating to opening sales offices and an increase in the size of our San Francisco headquarters facility. Payroll expenses associated with hiring administrative personnel also contributed to the increase.

Income Taxes

   We recorded a net loss of $2.9 million in 1997 and $8.3 million in 1998. Accordingly, no provision for income taxes was recorded in these years, and no tax benefit has been recognized due to the uncertainty of realizing future tax deductions for these losses.

   As of December 31, 1997 and 1998, we had net operating loss carryforwards of approximately $1.4 million and $7.8 million for federal and state income tax purposes. The federal and state net operating loss carryforwards begin to expire in the years 2011 and 2004, respectively. Our ability to utilize our net operating loss carryforwards to offset any future taxable income may be restricted as a result of equity transactions that give rise to changes in ownership under applicable federal and state income tax laws.

Liquidity and Capital Resources

   Since incorporation, we have financed our operations primarily from the sale of equity securities to venture capital firms and other individual, institutional and strategic investors as well as our initial public offering in August 1999. We have also borrowed funds under long-term capital lease and equipment financing facilities.

   Net cash used in operating activities was $2.3 million in 1997, $5.5 million in 1998 and $24.9 million in 1999. This increase in cash used in operating activities was due to our expanded operations and primarily resulted from an increase in technology costs, sales, marketing, and general and administrative expenses. In 1997, the net cash used by our $2.9 million net loss was partially offset by a $519,000 increase in points redemption liability, a $52,000 increase in accounts payable and other accrued liabilities, and non-cash charges of $70,000 for depreciation and amortization and $77,000 in stock-based compensation. In 1998, the net cash used by our $8.3 million net loss was partially offset by a $1.7 million increase in points redemption liability, an $878,000 increase in accounts payable and other accrued liabilities, and non-cash charges of $158,000 in stock-based compensation and $555,000 for depreciation and amortization. In 1999, the net cash used by our $37.5 million net loss and an increase of accounts and unbilled receivables of $13.0 million was partially offset by a $6.9 million increase in points redemption liability, non-cash charges of $4.9 million for depreciation and amortization and $3.1 million in stock-based compensation and a $9.7 million increase in accounts payable and other liabilities.

   Our working capital decreased from $2.4 million at December 31, 1997 to a deficit of $307,000 at December 31, 1998 and increased to $10.9 million at December 31, 1999. The decrease in 1998 directly resulted from a substantial increase in points redemption liability. The points redemption liability is the estimated cost associated with our obligation to redeem points distributed to our member base. The increase in 1999 is a result of $51.5 million in proceeds received from the sale of common and preferred stock as well as from an increase in accounts receivable.

   The total number of outstanding points issued to members as of December 31, 1997 and 1998 was 259.7 million and 1,407.4 million, respectively. In addition, we assumed outstanding point balances of 120.3 million as of December 31, 1998 in connection with our acquisition of ERT and a company affiliated with Experian. The outstanding points issued by us and acquired with the acquisition transactions represented a points redemption liability of $519,000 at December 31, 1997 and $2.7 million at December 31, 1998. In April 1999, we consolidated our program with the program run by the acquired companies. Our program points were converted 5 to 1 (five old program points for one new program point) into the new consolidated program points. Moreover, the points in the acquired companies' program were converted 1 to 1 into the new program points. Accordingly, the total number of outstanding points issued to members for which we have a recognized liability as of December 31, 1999 was approximately 1.1 billion points with a redemption liability of $9.6 million. This liability was calculated based on our assumption that 100% of points issued in 1997 and 80% of points issued in 1998 and 1999 would be redeemed in the future. We use historical redemption activity and individual member account activity to determine our estimated redemption liability. The factors that are considered in our estimated redemption liability include points held by terminated and inactive members, as well as those members we believe will not respond to our direct marketing offers. This information is updated on a quarterly basis. The total number of points issued by us and redeemed by members was none in 1997, 22.5 million in 1998 and 227.0 million in 1999.

   Points issued by us have a life of three to four years. Our current policy is that unredeemed points will expire on December 31 of the third calendar year following the calendar year in which such points are first deemed earned. Although we do not anticipate making changes to our current policy we reserve the right to alter point expiration terms at anytime. In the past, we have both extended as well as reduced expiration terms of points. Members may redeem points in their discretion at any time prior to the expiration of the points. We fund point redemptions through our working capital resources. Because we cannot control the timing of members' decisions to redeem points, should the rate of redemption of points exceed our estimates, it could be necessary for us to obtain additional working capital and our results of operations could be materially and adversely affected.

   Net cash used in investing activities was $353,000 in 1997, all of which was used to acquire property and equipment, primarily computer equipment and software. Net cash provided by investing activities was $1.4 million in 1998, most of which was provided by an affiliate of Experian in connection with the acquisition transactions. The net cash used in investing activities in 1999 was $9.4 million, which was used primarily to acquire property, leasehold improvements, computer equipment and software.

   Net cash provided by financing activities was $4.2 million in 1997, $6.2 million in 1998 and $51.0 million in 1999. These amounts included net proceeds of $41.2 million from our initial public offering in August 1999, net proceeds of private equity financings of $4.1 million in 1997, $6.1 million in 1998 and approximately $10.0 million in 1999, a $100,000 equipment term loan established in 1997 and a $400,000 equipment term loan established in 1998. The loans have floating interest rates of prime plus 1.5% for the 1997 loan and prime plus 0.5% for the 1998 loan. Both loans are secured by a pledge of our assets and require us to comply with certain financial covenants. During 1997 and 1998, we were in compliance with these covenants or were operating under appropriate waivers. In addition, in 1997, 1998 and 1999, we entered into various non-cancelable capital lease agreements including a capital equipment lease line for certain types of capital expenditures. These capital lease agreements have terms ranging three to five years with interest rates ranging from 7.2% to 18.0%. Our current payment obligations under these notes, leases and capital lease lines art approximately $45,000 per month.

   At December 31, 1998 and 1999, we had cash and cash equivalents of $5.1 million and $21.8 million, respectively.

   We currently anticipate that our available cash resources combined with the net proceeds from our follow-on offering in February 2000 will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. Thereafter, we may need to raise additional funds to fund more rapid expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If adequate funds are not available on acceptable terms, our business, results of operations and financial condition could be materially adversely affected.

Recent Accounting Pronouncements

   In June 1998, the financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 is effective for fiscal years beginning after June 30, 2000 and requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. We are currently assessing the impact of this statement.

   In April 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25 ("FIN 44"). Among other issues, FIN 44 clarifies (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in the interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. To the extent that this interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effect of applying this interpretation are recognized on a prospective basis from July 1, 2000. We are currently reviewing stock grants to determine the impact, if any, that may arise from implementation of FIN 44. Among other matters, the provisions of FASB Interpretation No. 44 will change the accounting for an exchange of unvested employee stock options and restricted stock awards in a purchase business combination. The new rules require the intrinsic value of the unvested awards to be allocated to unearned compensation and recognized as noncash compensation cost over the remaining future vesting period. The ultimate amount to be allocated to unearned compensation will be based on the stock price of MyPoints common stock and the number of Cybergold's unvested employee stock options and restricted stock awards on the date the merger is completed.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Our revenue recognition policies comply with the requirements of SAB 101.

Factors Affecting Operating Results

   Our results of operations have varied widely in the past and we expect that they will continue to vary significantly in the future due to number of factors, including those set forth under "Risk Factors." You should read the "Risk Factors" section of this prospectus carefully. Due to these factors, we believe that quarter-to-quarter or year-to-year comparisons of our results of operations are not a good indication of our future performance. Our results of operations in some future quarter may be below the expectations of public market analysts and investors. In this event, the price of our common stock is likely to decline.

Quantitative and Qualitative Disclosures About Market Risk

   Our exposure to market risk for changes in interest rates is limited to the exposure related to our debt instruments which are tied to market rates. We do not plan to use derivative financial instruments in our investment portfolio. We ensure the safety and preservation of our invested principal funds by limiting default risks, market risk and reinvestment risk. We invest in high-credit quality securities.

                              MYPOINTS MANAGEMENT

Executive Officers and Directors

   The following table sets forth information regarding current executive officers and directors of MyPoints who will serve as executive officers and directors of MyPoints after the merger:

   Name                  Age                             Position
   ----                  ---                             --------
Steven M. Markowitz.....  29 Chief Executive Officer and Chairman of the Board

Robert C. Hoyler........  49 President, Chief Operating Officer and Director

Layton S. Han...........  34 Vice President, Business Development and Chief Financial Officer

Charles H. Berman.......  48 Executive Vice President, Sales

Steven E. Parker........  36 Senior Vice President, Marketing

Frank J. Pirri..........  59 Senior Vice President, Offline Commerce

Howard L. Morgan........  54 Director

Thomas Newkirk..........  54 Director

Lawrence E. Phillips....  33 Director

Mario M. Rosati.........  53 Director

Lester Wunderman........  79 Director

   Steven M. Markowitz is a founder of MyPoints and has served as our Chief Executive Officer and Chairman of the Board since November 1996. Mr. Markowitz also served as our President from November 1996 until December 1998. From May 1995 to August 1996, Mr. Markowitz was a securities analyst with Fidelity Management & Research (Far East), a unit of Fidelity Investments. Mr. Markowitz is also the founder of a specialty catalog for the Japanese software market and has acted as an advisor to that company since 1992. From 1992 to 1994, Mr. Markowitz was a Tokyo-based correspondent for Dow Jones & Co., Inc., a business and financial news publishing company. Mr. Markowitz holds an A.B. from the University of California at Berkeley and an MBA from the Haas School of Business, University of California at Berkeley.

   Robert C. Hoyler has served as our President and Chief Operating Officer since December 1998 and has served as one of our directors since January 1999. Prior to joining MyPoints, Mr. Hoyler had served as Chief Executive Officer of MotivationNet since July 1996. From July 1993 to March 1996, Mr. Hoyler served as Senior Vice President of Diversified Businesses at Keebler, a leading consumer products company, where he was responsible for sales, marketing and manufacturing for Keebler's Diversified Businesses unit. Mr. Hoyler holds a B.A. from Loyola University and a Master of Management from J.L. Kellogg Graduate School of Management, Northwestern University.

   Layton S. Han has served as our Vice President, Business Development and Chief Financial Officer since May 2000. He also has served as our Vice President, Business Development since April 1999. From November 1996 to April 1999, Mr. Han served as our Vice President, Finance and Chief Financial Officer. From May 1996 to August 1996, Mr. Han served with the strategy and business development group of US West Media Group, a telecommunication company. From 1989 to January 1996, Mr. Han served as an Account Executive of Travelers Insurance Company where he underwrote insurance and risk financing products for corporate clients. Mr. Han holds a B.S. from the University of California, Davis and an M.B.A. from the Haas School of Business, University of California at Berkeley.

   Charles H. Berman has served as our Executive Vice President, Sales since October 1998. From September 1998 to October 1998, Mr. Berman served as our Director of Business Development. From February 1998 to September 1998, Mr. Berman served as our Director of Consumer Marketing, where he was responsible for all membership acquisition. From July 1994 to December 1997, Mr. Berman served as President of Goodstuffs, a gourmet food and wine company. From 1988 to June 1994, Mr. Berman served as President of WineWrights, a wine membership organization company, where he managed the company from inception. Mr. Berman holds a B.A. from Case Western Reserve University and an M.B.A. from San Francisco State University.

   Steven E. Parker has served as our Senior Vice President, Marketing since July 1999. From November 1998 to July 1999, Mr. Parker served as our Vice President, Product and Trade Marketing. From September 1997 to November 1998, Mr. Parker served as Vice President, Marketing, for MotivationNet. From December 1995 to September 1997, Mr. Parker served as President of Select Brands, Inc. From May 1990 to December 1995, Mr. Parker held several positions with Keebler Company, most recently Director of Category Management and New Product Development in Keebler's Diversified Businesses unit. Mr. Parker holds a B.S. in Commerce from the McIntire School at the University of Virginia and an M.B.A. from Loyola University.

   Frank J. Pirri has served as our Senior Vice President, Offline Commerce since December 1998. From May 1997 to November 1998, Mr. Pirri served as Executive Vice President of MotivationNet. From January 1994 to May 1997, Mr. Pirri served as the President and Chief Executive Officer of Life Facts, Inc., a medical information products company. From January 1993 to January 1994, Mr. Pirri served as the Vice Chairman of S&H Citadel, Inc., an incentives marketing services company, following its merger with S&H Motivation and Citadel Motivation. From 1987 to January 1993, Mr. Pirri served as President and Chief Executive Officer of S&H Motivation, a consumer and business-to-business performance improvement company. Prior to S&H Motivation, Mr. Pirri held numerous positions over a 24-year period at The Sperry & Hutchinson Company (S&H Green Stamps). Mr. Pirri holds a B.B.A. from Pace University and a Master of Management from J.L. Kellogg Graduate School of Management, Northwestern University.

   Howard L. Morgan has served as one of our directors since November 1996. Since 1989, Dr. Morgan has been President of the Arca Group, Inc., a consulting and investment management firm specializing in the areas of computer and communications technologies. Dr. Morgan has also served as a General Partner of Idealab! Corporation, an incubator of internet and e-commerce companies, since January 1999. In addition, Dr. Morgan served as Chief Executive Officer of Franklin Electronic Publishers, Inc. in early 1998. Dr. Morgan was Professor of Decision Sciences at the Wharton School of Business of the University of Pennsylvania from 1972 through 1986. Dr. Morgan serves as director for a number of public companies, including Cylink Corp., Franklin Electronic Publishers, Inc., Infonautics Corporation, Segue Software, Inc. and Unitronix Corp.
Dr. Morgan holds a B.S. from City College of New York and a Ph.D. from Cornell University.

   Thomas Newkirk has served as one of our directors since January 1999. Mr. Newkirk has served as the Chairman of Experian Marketing Solutions, a subsidiary of the information services company Experian, since 1998. Mr. Newkirk founded Direct Marketing Technology, a wholly-owned subsidiary of Experian, in 1981 and has served as one of its directors since 1990. Mr. Newkirk holds a B.S. from Massachusetts Institute of Technology.

   Lawrence E. Phillips has served as one of our directors since December 1998. In April 1998, Mr. Phillips formed and presently serves as Managing Director of Primedia Ventures, a venture capital fund of Primedia, a media and publishing company, where he directs investing activities in early-stage internet software, commerce and advertising companies. From February 1995 to April 1998, Mr. Phillips founded and managed an internet division for Primedia's Magazine Group, where he had general management responsibilities for the launch and operation of several web sites. From September 1992 to February 1995, Mr. Phillips was a Vice President at Unterberg Harris, an investment banking firm. Mr. Phillips holds an A.B. from Cornell University and an M.B.A. from Harvard Business School.

   Mario M. Rosati has served as one of our directors since November 1996. Mr. Rosati has been with the Palo Alto, California law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, since 1971, first as an associate and then as a member since 1975. Mr. Rosati also serves as a director of Sanmina Corporation,

Symyx Technologies, Inc., The Management Network Group, Inc., Ross Systems, Inc., Vivus, Inc., Meridian Data, Inc., Genus, Inc. and Aehr Test Systems. Mr. Rosati holds a B.A. from the University of California, Los Angeles and a J.D. from the University of California at Berkeley, Boalt Hall School of Law.

   Lester Wunderman has served as one of our directors since January 1999 and is also a member of our board of advisors. Through December 1998, Mr. Wunderman served as Chairman of Wunderman Cato Johnson, a world-wide direct marketing agency, which he founded in 1958. Mr. Wunderman is also Visiting Professor of Direct Marketing at the School for Continuing Education of New York University. He has served as Chairman of the Executive Committee of the Center for Direct Marketing at New York University and is a Trustee of the Children's Television Workshop. Mr. Wunderman serves as a director of Infonautics Corporation. Mr. Wunderman holds an honorary doctorate from City University of New York.

Board Composition

   Our bylaws currently authorize seven directors. Our certificate of incorporation and bylaws provide that our board is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The Class I directors, Messrs. Markowitz, Morgan and Rosati, will stand for reelection at the 2000 annual meeting of stockholders. The Class II directors, Messrs. Hoyler and Phillips, will stand for reelection at the 2001 annual meeting of stockholders. The Class III directors, Messrs. Newkirk and Wunderman, will stand for reelection at the 2002 annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This staggered classification of the board of directors may have the effect of delaying or preventing changes in control or management. There are no family relationships among any of our directors, officers or key employees.

Board Committees

   The board of directors has a compensation committee and an audit committee.

   Our compensation committee consists of Messrs. Morgan, Newkirk and Phillips. The compensation committee makes recommendations regarding our various incentive compensation and benefit plans and determines salaries for our executive officers and incentive compensation for our employees and consultants.

   Our audit committee consists of Messrs. Phillips and Wunderman. The audit committee makes recommendations to the board of directors regarding the selection of our independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our control functions.

Compensation Committee Interlocks and Insider Participation

   None of the members of our compensation committee was, at any time since our formation, an officer or employee of MyPoints. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. See "MyPoints Related Party Transactions" on page 112 of this proxy statement/prospectus" for a description of transactions between MyPoints and entities affiliated with members of our compensation committee.

Director Compensation

   We currently pay each of our directors $2,500 per quarter for their services as members of the board of directors and an additional $2,000 for each meeting they attend. We also reimburse them for reasonable expenses in connection with attending our board and committee meetings. Each year, we grant each of our outside directors an option to purchase 7,500 shares at a per share exercise price equal to the fair market value at the time of grant. We do not provide additional compensation for committee participation or special assignments of the board of directors. From time to time, we have granted our outside directors options to purchase shares of our common stock under the 1996 stock plan or the 1999 stock plan. In January 1997, we granted Mr. Morgan an option to purchase 133,333 shares at a per share exercise price of $0.05. In September 1997, we granted Mr. Rosati an option to purchase 113,333 shares at a per share exercise price of $0.10. In February 1998, we granted Mr. Rosati an option to purchase 20,000 shares at a per share exercise price of $0.10 and Mr. Wunderman, then in his capacity as a member of our board of advisors, an option to purchase 10,000 shares at a per share exercise price of $0.05. In January 1999, we granted Mr. Newkirk an option to purchase 25,000 shares, Mr. Phillips an option to purchase 25,000 shares and Mr. Wunderman an option to purchase 50,000 shares, all at a per share exercise price of $1.00. In December 1999, we granted Messrs. Morgan, Newkirk, Phillips, Rosati and Wunderman each an option to purchase 7,500 shares at a per share purchase price of $38.25.

Employment Agreements

   In December 1999, our board of directors approved in principle the terms of new employment agreements with Steven Markowitz, our Chairman and Chief Executive Officer, and Robert Hoyler, our President and Chief Operating Officer. The terms of these employment agreements include annual salaries of $200,000 for Messrs. Markowitz and Hoyler and the establishment of cash and stock option-based incentive compensation plans. The terms of these agreements also provide for 18 months of severance pay in the event of termination of employment under certain circumstances. In addition, if within 18 months of a change of control of MyPoints, the employment of either individual is terminated or either individual resigns as a result of a decrease in compensation or work-related responsibilities, that individual will be entitled to vesting of all then-unvested stock options as well as 18 months of severance pay.

Executive Compensation

   The following table sets forth the compensation paid by us during 1998 and 1999 to our Chief Executive Officer and our four next most-highly compensated executive officers who received salary compensation of more than $100,000 during 1999.

                           Summary Compensation Table

                                                    Long Term
                                                   Compensation
                                                   ------------
                            Annual Compensation       Awards
                         ------------------------- ------------
                                                    Securities
Name and Principal                                  Underlying     All Other
Positions                Year Salary ($) Bonus ($) Options (#)  Compensation ($)
------------------       ---- ---------- --------- ------------ ---------------
Steven M. Markowitz..... 1999  $140,000   $  --      625,000       $    --
Chief Executive Officer  1998   100,000      --          --             --
 and Chairman of the
 Board of Directors

Robert C. Hoyler........ 1999   150,440      --      440,000            --
President and Chief
 Operating Officer       1998   139,682      --          --             --

Charles H. Berman....... 1999   137,614      --      164,905        171,760(1)
Executive Vice
 President, Sales        1998    76,000      --      128,000            --

Steven E. Parker........ 1999   129,509      --      222,931         25,000(2)
Senior Vice President,
 Marketing               1998   107,312    5,000      27,069            --

Frank J. Pirri.......... 1999   156,895      --      115,000            --
Senior Vice President,
 Offline Commerce        1998   109,384      --          --             --

--------
(1) Represents sales commissions.

(2) Represents a relocation bonus.

   Messrs. Hoyler's and Pirri's salaries in 1998 include amounts earned at MotivationNet before its acquisition by MyPoints.

                       Option Grants in Last Fiscal Year

   The following table sets forth information relating to stock options granted during 1999 to our Chief Executive Officer and our other executive officers who received salary compensation of more than $100,000. All of these options were awarded under our 1996 stock plan or our 1999 stock plan and have a term of ten years from the date of grant.

                                                                              Potential Realizable
                                         Individual Grants                      Value at Assumed
                         ---------------------------------------------------    Annual Rates of
                         Number of                                                Stock Price
                         Securities   Percent of                                Appreciation for
                         Underlying  Total Options                                Option Term
                           Options    Granted in      Exercise    Expiration ----------------------
Name                     Granted (#)  Fiscal 1999  Price ($/Shr.)    Date      5% ($)     10% ($)
----                     ----------  ------------- -------------  ---------- ---------- -----------
Steven M. Markowitz.....  350,000         6.2%        $ 1.00       1/31/2009 $  220,113 $   557,810
                           90,000         1.6           8.00       4/12/2009    452,804   1,147,495
                          185,000         3.3          38.25      12/08/2009  4,450,216  11,277,720


Robert C. Hoyler........  250,000         4.5           1.00       1/31/2009    157,224     398,436
                           90,000         1.6           8.00       4/12/2009    452,804   1,147,495
                          100,000         1.8          38.25      12/08/2009  2,405,522   6,096,065

Charles H. Berman.......   30,000         0.5           1.00       1/31/2009     18,867      47,812
                           60,000         1.1           8.00       4/12/2009    301,869     764,996
                            1,905          --           8.00       5/12/2009      9,584      24,289
                           73,000         1.3           8.00       7/26/2009    367,274     930,746

Steven E. Parker........   47,931         0.9           5.00       2/26/2009    150,718     381,948
                           90,000         1.6           8.00       5/12/2009    452,804   1,147,495
                           85,000         1.5           8.00       7/26/2009    427,648   1,083,745

Frank J. Pirri..........   90,000         1.6           8.00       4/12/2009    452,804   1,147,495
                           25,000         0.4           8.00       8/19/2009    125,779     318,748

   In 1999, we granted options to purchase an aggregate of 5,614,630 shares of common stock to our employees, directors and consultants. Generally, we grant options at an exercise price equal to the fair market value of the underlying common stock on the date of grant, as determined by our board of directors, and the options vest over four years from the date of grant. Because we are a publicly-held company, the fair market value of our stock equals its trading market price.

   In accordance with the rules of the Securities and Exchange Commission, the above table sets forth the potential realizable value over the ten-year period from the grant date to the expiration date, assuming rates of stock appreciation of 5% and 10%, compounded annually. These amounts do not represent our estimate of future stock price performance. Actual realizable values, if any, of stock options will depend on the future performance of our common stock.

                         Fiscal Year-End Option Values

   The following table sets forth information for our Chief Executive Officer and our other executive officers who received salary compensation of more than $100,000 in 1999, relating to the number and value of securities underlying exercisable and unexercisable options held at December 31, 1999.

                                     Number of
                               Securities Underlying     Value of Unexercised
                              Unexercised Options at    In-the-Money Options at
                               December 31, 1999 (#)     December 31, 1999 ($)
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
----                         ----------- ------------- ----------- -------------
Steven M. Markowitz.........   241,458      383,542    $15,711,122  $22,392,629
Robert C. Hoyler............   172,291      267,709     11,453,493   16,311,507
Charles H. Berman...........   167,219      120,500     12,219,623    7,953,000
Steven E. Parker............    44,756      155,507      2,971,357   10,446,543
Frank J. Pirri..............    27,500       87,500      1,815,000    5,775,000

   The value of unexercised in-the-money options at December 31, 1999 above is based on a value of $74.00 per share, the last reported sale price of our common stock on the Nasdaq National Market on December 31, 1999, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the option. All options were granted under our 1996 stock plan or our 1999 stock plan.

Stock Plans

   1999 Stock Plan. Our 1999 stock plan was adopted by the board of directors in November 1998. As of December 31, 1999, options to purchase an aggregate of 4,560,216 shares were outstanding, 178,475 shares of common stock had been purchased pursuant to exercises of stock options and stock purchase rights, and 261,309 shares were available for future grant.

   The 1999 stock plan provides for the grant of incentive stock options, as defined in Section 422 of the Internal Revenue Code, to employees and nonstatutory stock options, stock purchase rights and stock bonus rights to employees, directors and consultants. The 1999 stock plan may be administered by different committees authorizing grants to different groups of service providers. Options granted as performance-based compensation within the meaning of Section 162(m) are administered by a committee of two or more outside directors. Option administration committees may make final and binding determinations regarding the terms and conditions of the awards granted, including the exercise prices, the numbers of shares subject to the awards and the exercisability of the awards, forms of agreement for use under the plan and interpretations of plan terms.

   The exercise price of incentive stock options granted under the 1999 stock plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, including the stock of any parent or subsidiary of MyPoints, the exercise price must be no less than 110% of the fair market value and, for any service provider, the exercise price must be no less than 85% of the fair market value. The exercise price of nonstatutory stock options is set by the administrator of the 1999 stock plan. The maximum term of options granted under the 1999 stock plan is ten years. The maximum term of options granted to holders of at least 10% of our stock is five years.

   An optionee whose relationship with us or any related corporation ceases for any reason, other than death or total and permanent disability, may exercise options in the three-month period following this cessation, or any other period of time determined by the administrator, unless these options terminate or expire sooner or, for nonstatutory stock options, later, by their terms. The three-month period is extended to 12 months for terminations due to death or total and permanent disability. In the event of a merger, sale or reorganization of MyPoints into another corporation that results in a change of control of us, options that would have become vested within 18 months after the closing date of the merger transaction will accelerate and become fully vested upon the closing of the transaction. In the event of a change of control transaction, either outstanding options that are not accelerated would be assumed by the successor company or an equivalent option would be substituted by the successor company. If any of these options are not assumed or substituted, they would terminate.

   None of our employees may be granted options to purchase more than 500,000 shares in any fiscal year. The 1999 stock plan will terminate in November 2008, unless sooner terminated by the board of directors.

   The board of directors may also grant stock purchase rights to employees, directors and consultants under the 1999 stock plan. These grants would be made pursuant to restricted stock purchase agreements, and the price to be paid for the shares granted is determined by the administrator. We are generally granted a repurchase option exercisable on the voluntary or involuntary termination of the purchaser's employment with us for any reason, including death or disability. The repurchase price must be the original purchase price paid by the purchaser. The repurchase option lapses at a rate determined by the administrator. Once the stock purchase right has been exercised, the purchaser will have rights equivalent to those of a stockholder.

   1996 Stock Plan. Our 1996 stock plan was adopted by the board of directors in November 1996. As of December 31, 1999, options to purchase an aggregate of 497,002 shares were outstanding, 420,950 shares of common stock had been purchased pursuant to exercises of stock options and stock purchase rights and 17,881 shares were available for future grant.

   The 1996 stock plan provides for the grant of incentive stock options, as defined in Section 422 of the Internal Revenue Code, to employees and nonstatutory stock options, stock purchase rights and stock bonus rights to employees, directors and consultants. The 1996 stock plan may be administered by the board of directors or a committee appointed by the board. The option administration committee may make final and binding determinations regarding the terms and conditions of the awards granted, including the exercise prices, the numbers of shares subject to the awards and the exercisability of the awards, forms of agreement for use under the plan and interpretations of plan terms.

   The exercise price of incentive stock options granted under the 1996 stock plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, the exercise price must be no less than 110% of the fair market value. The exercise price of nonstatutory stock options is as follows: for any person holding more than 10% of the voting power of all classes of our stock including the stock of any parent or subsidiary of MyPoints, the exercise price must be no less than 110% of the fair market value and, for any service provider, the exercise price must be no less than 85% of the fair market value. The maximum term of options granted under the 1996 stock plan is generally ten years. The maximum term of options granted to holders of at least 10% of our stock is five years.

   An optionee whose relationship with us or any related corporation ceases for any reason, other than death or total and permanent disability, may exercise options in the three-month period following this cessation, or any other period of time determined by the administrator, unless these options terminate or expire sooner or, for nonstatutory stock options, later, by their terms. The three-month period is extended to 12 months for terminations due to death or total and permanent disability. In the event of a merger, sale or reorganization of MyPoints into another corporation that results in a change of control of us, options that would have become vested within 18 months after the closing date of the merger transaction will accelerate and become fully vested upon the closing of the transaction. In the event of a change of control transaction, either outstanding options that are not accelerated would be assumed by the successor company or an equivalent option would be substituted by the successor company. If any these options are not assumed or substituted, they would terminate. The 1996 stock plan will terminate in November 2006, unless sooner terminated by the board of directors.

   The board of directors may also grant stock purchase rights to employees, directors and consultants under the 1996 stock plan. These grants are made pursuant to restricted stock purchase agreements, and the price to be paid for the shares granted is determined by the administrator. We are generally granted a repurchase option exercisable on the voluntary or involuntary termination of the purchaser's employment with us for any reason, including death or disability. The repurchase price must be the original purchase price paid by the purchaser. The repurchase option lapses at a rate determined by the administrator. Once the stock purchase right has been exercised, the purchaser will have rights equivalent to those of a stockholder.

   1999 Employee Stock Purchase Plan. Our 1999 employee stock purchase plan provides employees of MyPoints with an opportunity to purchase our common stock through accumulated payroll deductions. A total of 200,000 shares of common stock has been reserved for issuance under the purchase plan, 60,380 shares of which have been issued as of December 31, 1999. The purchase plan is administered by our board of directors or by a committee appointed by the board. The purchase plan permits eligible employees to purchase common stock through payroll deductions of up to 15.0% of an employee's compensation, up to a maximum of $25,000, determined by the fair market value of the shares at the time the stock is purchased, for all purchases ending within the same calendar year. Employees are eligible to participate if they are customarily employed by us for at least 20 hours per week and more than five months in any calendar year. Unless the board of directors or its committee determines otherwise, each offering period will run for six months. Six-month offering periods begin on January 1 and July 1 of each year. In the event of an acquisition of MyPoints, the offering period then in progress will be shortened and all rights automatically exercised if the purchase rights are not assumed or substituted by the successor corporation. The price at which common stock will be purchased under the purchase plan is equal to 85.0% of the fair market value of the common stock on the first day of the offering period or the last day of the offering period, whichever is lower. Employees may end their participation in an offering period at any time, and participation automatically ends on termination of employment. The board may amend, modify or terminate the purchase plan at any time as long as the amendment, modification or termination does not impair vesting rights of plan participants. The purchase plan will terminate in March 2009, unless terminated earlier in accordance with its provisions.

   1999 Supplemental Stock Plan. In December 1999, MyPoints's board of directors approved our 1999 supplemental stock plan and reserved 350,000 shares of our common stock for issuance under this plan. The 1999 supplemental stock plan permits the grant of nonstatutory stock options to employees and consultants. The 1999 supplemental stock plan does not permit the grant of incentive stock options and does not permit the grant of options to executive officers or directors of MyPoints. As of December 31, 1999, options to purchase an aggregate of 331,000 shares of our common stock had been granted pursuant to the 1999 supplemental stock plan.

   Senior Management Incentive Plan. For fiscal year 2000, we have adopted a senior management incentive plan under which our executive officers may receive grants of options upon our achievement of various revenue and earnings targets. The plan sets quarterly, semi-annual and annual targets.

401(k) Plan

   In February 1997, we adopted a 401(k) plan covering our full-time employees located in the United States. The 401(k) plan is intended to qualify under
Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan, and so that we can deduct our contributions, if any, when made. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, that we provide additional matching contributions to the 40l(k) plan on behalf of all participants in the 401(k) plan. To date, we have not made any contributions to the 401(k) plan.


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

Indemnification and Limitation of Liability

   Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

   This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our bylaws provide that we must indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the bylaws would permit indemnification. We have purchased directors and officers liability insurance, which provides coverage against specified liabilities.

   We have entered into indemnification agreements with our directors and executive officers that provide for indemnification beyond what is provided for in our bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by us arising out of their services as directors or executive officers of MyPoints, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

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

   Security Ownership of Certain Beneficial Owners and Management of MyPoints

   The following table sets forth as of March 31, 2000, and as adjusted to reflect the issuance of the shares of MyPoints common stock in connection with the merger, certain information with respect to the beneficial ownership of the common stock as to:

  . each person known by MyPoints to own beneficially more than 5% of the outstanding shares of its common stock,

  . MyPoints's Chief Executive Officer and each of MyPoints's five other most highly compensated executive officers during 1999,

  . each of its directors, and

  . all of its directors and executive officers as a group.

   Unless otherwise indicated, the address for each stockholder on this table is c/o MyPoints, Inc., 100 California Street, 12th Floor, San Francisco, California 94111. Except as otherwise noted, and subject to applicable community property laws, to the best of our knowledge, the persons named in this table have sole voting and investing power for all of the shares of common stock held by them.

   This table lists applicable percentage ownership based on 29,129,721 shares of common stock outstanding as of March 31, 2000. Options to purchase shares of our common stock that are exercisable within 60 days of March 31, 2000 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage.

                                                                   Percentage
                                                     Shares Owned    Owned
                                                     Prior to the Prior to the
Beneficial Owner                                        Merger       Merger
----------------                                     ------------ ------------
5% Stockholders:
Direct Marketing Technology, Inc. ..................   3,674,356     12.72%
 505 City Parkway West, 10th Floor
 Orange, CA 92868

Executive Officers and Directors:
Steven M. Markowitz (1).............................   1,107,468      3.79%
Robert C. Hoyler (2)................................     975,990      1.64%
Charles H. Berman (3)...............................     260,986        *
Steven E. Parker (4)................................      83,254        *
Frank J. Pirri (5)..................................     137,602        *
Mario M. Rosati (6).................................     154,166        *
 Wilson Sonsini Goodrich & Rosati
 650 Page Mill Road
 Palo Alto, CA 94304
Howard L. Morgan (7)................................     307,835      1.06%
Thomas Newkirk (8)..................................   3,682,689     12.75%
Lawrence E. Phillips (9)............................     996,517      3.45%
Lester Wunderman (10)...............................      68,326        *
All directors and executive Officers as a group (13
 persons)(11).......................................  11,271,376     39.03%

--------
  * Less than 1% of the outstanding shares of common stock.

 (1) Includes 361,456 shares issuable upon exercise of options and warrants within 60 days of March 31, 2000.

 (2) Includes 95,103 shares issuable upon exercise of options and warrants within 60 days of March 31, 2000.

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

 (3) Includes 242,124 shares issuable upon exercise of options and warrants within 60 days of March 31, 2000.

 (4) Includes 62,362 shares issuable upon exercise of options and warrants within 60 days of March 31, 2000.

 (5) Includes 44,063 shares issuable upon exercise of options and warrants within 60 days of March 31, 2000.

 (6) Includes 22,500 shares held by WS Investment Company 96B, 87,125 shares held by WS Investment Company 97B and 10,124 shares held by WS Investment Company 98A. Mr. Rosati is a general partner of each of these entities and disclaims beneficial ownership of the shares held by those entities, except to the extent of his proportionate partnership interest therein. Mr. Rosati is a member of our board of directors.

 (7) Includes 145,469 shares issuable upon exercise of options and warrants within 60 days of March 31, 2000.

 (8) Includes 3,674,356 shares held by Direct Marketing Technology. Mr. Newkirk, the Vice President, Secretary and Director of Direct Marketing Technology, disclaims beneficial ownership of the shares held by that entity, except to the extent of his proportionate pecuniary interest therein based upon his beneficial ownership of the capital stock of Direct Marketing Technology. Mr. Newkirk is a member of our board of directors.

 (9) Includes 988,184 shares held by Primedia Ventures. Mr. Phillips, Managing Director of Primedia, disclaims beneficial ownership of the shares held by Primedia, except to the extent of his proportionate pecuniary interest therein. Mr. Phillips is a member of our board of directors.

(10) Includes 5,000 shares issuable upon exercise of options and warrants within 60 days of March 31, 2000.

(11) Includes 1,059,292 shares issuable upon exercise of options and warrants within 60 days of March 31, 2000.

                      MyPoints Related Party Transactions

   The following is a description of transactions since January 1, 1996 to which MyPoints has been a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer who will serve as a director or executive officer after the merger, or holder of more than 5% of MyPoints's capital stock had or will have a direct or indirect material interest other than compensation arrangements which are otherwise described under "MyPoints Management" on page 101 of this proxy statement/prospectus.

MyPoints Transactions with Enhanced Response Technologies, Inc., Experian and Related Entities

   In November 1998 and December 1998, we entered into a series of transactions to acquire internet and electronic commerce related assets from Enhanced Response Technologies, Inc., known as ERT, and a company affiliated with Experian. As part of these transactions, Experian acquired shares of our common stock equal to 19.9% of our then outstanding shares of common stock. These transactions involved the following principal elements:

  . The merger of a subsidiary of MyPoints with and into ERT, where the outstanding shares and options of ERT were exchanged for 1,435,946 shares of our common stock and options to purchase 402,818 shares of our common stock;

  . The acquisition from two subsidiaries of Experian of all of the outstanding ownership interests of MotivationNet, LLC in exchange for 1,213,592 shares of our Series D preferred stock and 2,164,535 shares of our common stock;

  . The acquisition from Metromail Corporation, an affiliate of Experian, of certain assets relating to the "Direct Value to You" internet sponsorship product, a targeted, web-based coupon program with a complementary membership base, for $400,000 in cash, payable over 30 months;


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

  . A services agreement between Direct Marketing Technology, Inc., a wholly-owned subsidiary of Experian, and MyPoints in which Direct Marketing Technology agreed to continue to provide demographic data and other list processing services that are required for MyPoints to operate and administer its programs; and

  . A license agreement between Direct Marketing Technology, Inc. and
    MyPoints that grants us the right to use certain intellectual property rights associated with the MyPoints program, in exchange for royalties specified in the license agreement.

   In August 1999, following completion of our initial public offering, we made a $2.6 million payment pursuant to the license agreement. This amount represented the present value of future royalties payable under the license agreement. As a result of this payment, MyPoints will not have any future royalty or other obligations under the license.

   In January 2000, we signed a binding letter of intent with Experian to form a European joint venture, called MyPoints Europe. We intend for the joint venture to develop, implement and operate customer loyalty infrastructure services, including internet database and direct marketing services, for corporate clients in Europe. As part of this transaction, Experian will invest approximately $13.0 million in the joint venture, and we will develop and operate its programs.

Our Formation

   In connection with our incorporation in November 1996, we issued 843,775 shares of common stock to Steven M. Markowitz, 593,750 shares to Mark S. Smith, 593,750 shares to Noah J. Doyle, 250,000 shares to Layton S. Han and 150,000 shares to Daniel K. Kihanya, at a purchase price of $.001 per share, paid in cash. These founders' shares are subject to a right of repurchase by us at the original purchase of $.001 per share. This repurchase right lapsed as to one-third of the shares upon issuance and lapses as to the remaining shares on a cumulative monthly basis over a period of 48 months from the date of issuance of the shares.

Preferred Stock Financings

   In November and December 1996, MyPoints issued to various investors a total of 3,000,000 shares of Series A preferred stock at a purchase price of $0.50 per share. In several transactions from October 1997 through April 1998, MyPoints issued to various investors a total of 2,926,666 shares of Series C preferred stock at a purchase price of $1.50 per share. In November 1998, we issued to various investors a total of 3,961,649 shares of Series D preferred stock and warrants to purchase 1,374,028 additional shares of Series D preferred stock at a purchase price of $2.06 per share. In March 1999, we issued to various investors a total of 2,000,000 shares of Series E preferred stock at a purchase price of $5.00 per share.

   All shares shown below for Direct Marketing Technology represent shares issued in exchange for the acquisition of MotivationNet, L.L.C. The shares of Series D preferred stock shown below include 12,136 shares issuable upon exercise of warrants held by each of Howard L. Morgan and Lester Wunderman.

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

   Investors in our preferred stock include, among others, the following directors and holders of more than 5% of our outstanding stock:

                                                      Preferred Stock
                                            -----------------------------------
                                                      Series            Series
Preferred Stockholder                       Series A     C    Series D     E
---------------------                       --------- ------- --------- -------
Holders of More than 5%:
  Direct Marketing Technology, Inc., a
   wholly owned subsidiary of Experian.....       --      --  1,213,592 296,229
  Long Island Venture Fund, L.P. .......... 1,000,000 333,333       --      --

Directors:
  Thomas Newkirk...........................       --      --  1,213,592 296,229
  Lawrence E. Phillips.....................       --      --  1,165,049  68,109
  Howard L. Morgan.........................   133,333  33,333    36,408  16,743
  Lester Wunderman.........................       --   16,667    36,408   4,986

   Thomas Newkirk is Vice President, Secretary and Director of Direct Marketing Technology, a wholly owned subsidiary of Experian.

Other Transactions

   Harold M. Brierley, a former member of our board of directors and a holder of more than 5% of our stock, founded Targeted Marketing Systems, Inc., a service provider that we engaged for creative services to assist in the development of our marketing program and web site. We made total payments to Targeted Marketing Systems of $223,000 in 1997 and none in 1996, 1998 or 1999. As of December 31, 1997 and 1998, we owed no amounts to Targeted Marketing Systems. While a member of our board, Mr. Brierley received an option to purchase 75,000 shares of our common stock. On June 4, 1998, Mr. Brierley exercised this option.

   Mario M. Rosati, one of our directors, and Christopher D. Mitchell, our assistant secretary, are members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, which has served as our outside corporate counsel since our formation.

Policy Regarding Transactions with Affiliates

   It is our policy that future transactions with affiliates, including any loans we make to our officers, directors, principal stockholders or other affiliates will be on terms no less favorable to us than we could have obtained from unaffiliated third parties. These transactions will be approved by a majority of our board of directors, including a majority of the independent and disinterested members or, if required by law, a majority of our disinterested stockholders.

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

                    CERTAIN INFORMATION REGARDING CYBERGOLD

Forward Looking Statements

   In addition to historical information, this proxy statement/prospectus contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward looking statements include, among other things, statements regarding Cybergold's anticipated costs and expenses, its capital needs and financing plans, product and service development, its growth strategies, market demand for its products and services, relationships with its strategic marketing alliances, competition, the reliability and security of its data center and plans for addressing Year 2000 issues. These forward looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes" and similar language. Cybergold's actual results may differ significantly from those projected in the forward looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the sections "Risk Factors" on page 16 of this proxy statement/prospectus and "Cybergold Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 126 of this proxy statement/prospectus. You should carefully review the risks described in other documents Cybergold files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q and the Annual Reports on Form 10-K. You are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date of this proxy statement/prospectus. Cybergold undertakes no obligation to publicly release any revisions to the forward looking statements or reflect events or circumstances after the date of this document.

                              Cybergold's Business

Overview

   We are a leading provider of online direct marketing and advertising solutions. We combine Internet-based direct marketing and advertising services with programs that reward consumers with cash or free long distance when they perform actions desired by our advertising and marketing clients. These premium-based online incentives programs are intended to provide flexible, incentive-marketing solutions for our clients. Our payment structure, in which our advertising and marketing clients are only charged when our members execute specific predefined actions, provides these clients with a known cost to achieve the desired response to their advertising campaigns. By leveraging our member database and our targeting capabilities, we are able to offer our clients customized, targeted advertising solutions designed to improve advertisement response rates and reduce the cost of acquiring new customers.

   Cybergold serves three main constituencies: advertising and marketing clients, consumer members and merchants. Advertising and marketing clients use Cybergold to cost-effectively acquire new customers with offers and cash incentives. Consumer members use Cybergold to earn cash rewards and free long distance for responding to offers on our Web site, on third-party Web sites and through email campaigns. Merchants use Cybergold technology as a cost-effective means to sell inexpensive digital content, services and products on a pay-per-transaction basis to the Cybergold membership base.

   Our business revolves around what we call the Earn & Spend Community--a place on the Internet where consumers can earn cash incentives for responding to online marketing offers presented by our advertising and marketing clients and then spend the cash with merchants. By opening a Cybergold account, a consumer can become a member of the Earn & Spend Community. The cash earned by our consumer members can be credited to either their VISA or bank accounts from their Cybergold account or be used to purchase content, services and products, including software, music, games, credit reporting services and original artistic works and publications through our Earn & Spend Community. We currently have approximately 8.8 million consumer members registered in either the Cybergold or itarget membership programs. Approximately 500,000 of these members belong to both programs. Advertising and marketing clients that currently use our service include autobytel.com inc., Garden.com, Inc., The Walt Disney Company, Uproar (E-Pub Services Ltd.) and MBNA America Bank.

Industry Background

Growth of the Internet and Online Commerce

   The Internet has emerged rapidly as an important medium for facilitating communication, disseminating information and conducting commerce. International Data Corporation estimates that the number of Internet users worldwide exceeded 97 million in 1998 and will grow to approximately 320 million by the end of 2002. International Data Corporation also estimates that worldwide commerce over the Internet will reach approximately $426 billion by the end of 2002, up from approximately $32 billion in 1998. The availability of a broad range of content and the acceptance of electronic commerce has driven rapid Internet adoption by businesses and consumers alike, which has in turn stimulated the proliferation of additional content and electronic commerce.

Online Advertising and Direct Marketing

   The Internet possesses unique and commercially powerful characteristics that differentiate it from traditional forms of media, including a lack of geographic or temporal limitations, real time access to dynamic interactive content, and instantaneous connections between advertisers, marketers and consumers. Advertisers and marketers are particularly attracted to the Internet because it enables them to distribute information efficiently, reach potential customers globally and engage in one-to-one customer interaction. These capabilities create significant opportunities for advertisers, marketers and merchants to develop direct relationships with consumers. The Internet also facilitates the efficient collection of valuable customer data and demographic information, enabling advertisers and marketers to develop targeted marketing campaigns directed to existing and potential customers.

   These characteristics have resulted in the rapid growth of Internet advertising. Jupiter Communications estimates that worldwide Internet advertising expenditures in 1999 were approximately $3.2 billion and projects Internet advertising expenditures to increase to approximately $11.5 billion in 2003. The majority of Internet advertising to date has been in the form of passive banner advertising. However, as the number of Web sites and amount of advertising on the Internet has proliferated, we believe decreasing consumer response to banner advertising has led advertisers and marketers to question the effectiveness of such advertising and marketing campaigns.

   These trends are causing marketers to consider alternative marketing solutions that encourage consumers not only to pay greater attention to marketing messages but also to increase response rates to those messages. Conversely, many consumers prefer to limit the number of advertisements to which they are exposed and prefer to be exposed only to those advertisements for products or services in which they are interested. We believe that the inability of traditional banner advertising to maximize the powerful one-to-one relationships enabled by the Internet has led advertisers to place greater emphasis on online direct marketing as a more effective means to convert Internet users into customers. The Direct Marketing Association estimates that spending on Internet direct marketing will grow from $1.3 billion in 1999 to $8.6 billion in 2004, representing a compound annual growth rate of 46%.

Online Incentive Programs

   As advertisers and marketers seek to increase the effectiveness and efficiency of their online marketing efforts, they are turning to incentives-based programs, which reward consumers for their attention or specific response to ads and promotions. Because advertisers are charged an a cost-per-action basis in these programs, advertisers are provided with a predictable cost for the desired response. In contrast, banner advertisers pay simply for the number of times a banner appears on a Web site page, regardless of how many consumers actually view or click on the banners or whether they take additional actions based on what they read.

   Most incentive-based programs offer consumers the ability to earn "points" that are redeemable only for limited products, frequent flyer miles or other non-cash rewards. These non-cash incentive programs often have significant limitations on redemption due to the limited items for which rewards can be redeemed as well as various program restrictions. For example, programs offering frequent flyer miles are often restrictive and generally only appeal to consumers who otherwise actively participate in frequent flyer programs. In addition, rewards for participation in online direct marketing programs mostly come in small increments and the redemption opportunities generally require large outlays of points. Therefore, while these programs have the potential to provide significant benefits to advertisers and marketers, they remain limited to a subset of Internet users.

Online Payment Mechanisms

   Traditionally, Internet companies have chosen either to fund the free distribution of content or services through selling banner advertising on their Web sites or to sell their content or services on a subscription basis. Although banner ad rates have declined in past years, Jupiter Communications reports that effective CPM rates (i.e., cost per thousand impressions multiplied by the percentage of inventory sold) rose in 1999 to $3.20 from $2.60 in 1998 and are expected to rise to $4.80 by 2003. This rise can be attributed to better targeting, more sophisticated online media planning, and higher demand for available inventory. Despite this rise, in order to offset an increasingly competitive marketplace, Internet content and service providers will continue to search for other revenue sources, including the sale of content or services on a per transaction basis.

Market Opportunity

   Advertisers, marketers and merchants need more effective means to induce consumers to respond to online advertising and marketing and facilitate the online purchase of inexpensive content, goods and services. While there have been several attempts to address these needs, current incentives-based online advertising and marketing and micropayment solutions have a number of significant limitations. Current incentives-based online advertising and marketing campaigns impose significant limitations on consumer choice, limiting consumers' ability to monetize their time spent online. These shortcomings limit the utility and flexibility of incentives-based online marketing programs and, therefore, consumers' desire to participate. In addition, current transaction processing methods for the distribution of inexpensive content, services and products are prohibitively expensive. There is a need for online incentives-based advertising and marketing and micropayment solutions which effectively target consumers and provide consumers with greater flexibility and purchasing opportunities.

The Cybergold Solution

   We are a leading provider of online direct marketing and premium-based incentive advertising solutions. We believe that we are the first online company to combine a cash-based incentive program with a direct marketing approach that provides extensive benefits for our advertising and marketing clients, consumer members and merchants. As of March 31, 2000, our Earn & Spend Community had approximately 7.3 million consumer members, which enables our advertising and marketing clients to offer cost-per-action incentive programs either to our entire member database or to a targeted subset. Members are compensated for responding to online advertisements or promotions by performing client-specified actions, such as filling out online surveys or purchasing products or services. Internet users become Cybergold members at no cost by completing a short online registration form on our Web site or on a co-marketer or co-registration Web site.

   In order to manage these premium-based incentive programs on our Web site and on other sites, we have developed a proprietary transaction system that enables the cost-effective management of cash-based incentive reward programs and micropayment transactions. Our Earn & Spend Community allows our members to earn cash or free long distance by interacting with offers that appeal to their interests. For example, under a current promotion, members can earn $3.00 for requesting a quote for a new car from our marketing client, autobytel.com inc. The cash earned by our members is deposited in their Cybergold accounts and can then be credited to either their VISA cards or bank accounts or be used to purchase content, services and products, including software, music, games and original artistic works and publications.

   Benefits of our unique incentive programs include:

Advertising and Marketing Client Benefits

  . Flexible and Effective Marketing Solution. We provide a variety of advertising and marketing services for our clients, including incentive offers on our Earn & Spend Community site, free long distance on our itarget site, targeted and untargeted emails, and ad campaigns that offer cash and long distance incentives directly on third-party sites. We believe our services provide our clients with more effective advertising tools to induce desired consumer behavior, including purchasing, product evaluation and subscriptions.

  . Cost-per-Action Payment Structure. We provide a cost-per-action incentive marketing solution, in which our clients are only charged when our members take pre-defined actions specified by our clients. In addition, we offer integrated campaigns which include a fee for each email sent in addition to a fixed cost-per-action incentive at our websites. Our cost-per-action solution provides our clients with both a known cost per yield for each advertising and marketing campaign, the costs of acquiring new customers and risk.

  . Measurable Results. Member actions in response to client marketing messages are instantly recorded in our database, allowing clients to measure the effectiveness of their advertising campaigns on an ongoing basis. Clients are able to review and modify their campaigns at any time to react to customer response rates.

  . Targeting Capability. By leveraging our database of approximately 7.3 million members as of March 31, 2000, we are able to provide customized, targeted campaigns for our clients. This targeting capability enables our clients to focus on specific demographic segments or groups of users that exhibit desirable online behavioral patterns. We believe that by focusing on a specific target audience, our clients should increase response rates and reduce their customer acquisition costs.

Member Benefits

  . Cash Rewards. Unlike other online incentive programs which reward the customer with "points" redeemable for frequent flyer miles, specified products or other non-cash rewards we reward our members with cash. One Cybergold dollar equals one U.S. dollar. The dollars our members earn are accumulated in a Cybergold account and can be credited to their VISA cards or bank accounts. We also offer a number of online spending opportunities to our members, such as the ability to purchase digital content, services and products, including software, music, games, credit reporting services and original artistic works and publications and gift certificates as well as donations to charitable organizations.

  . Member Choice. Our online incentives programs provide two primary benefits for members. First, members may choose to respond only to advertising and marketing that interests them and provides a sufficient reward to induce their participation. Second, members earn cash rewards which they can choose to spend on online purchases or have credited to their VISA cards or bank accounts. This enables members to pursue advertising and marketing that interests them, increasing the quality of their online experience.

  . Free Long Distance. Members can earn free long distance in exchange for providing demographic information or taking certain actions on the itarget site. This free long distance is delivered on-line in real time.

Merchant Benefits

  . New Revenue Opportunity. Cybergold's Mint Transactions System provides our merchant's sales teams, brand managers and entrepreneurs with an e-commerce tool that expands the interactivity and targeting abilities of the Internet. It also allows low cost product trails and promotions to merchants

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

   and gives on-line merchants an opportunity to creatively use with cash rebates and co-marketing opportunities on a new site.

  . Through the Earn and Spend Community our consumer members, advertisers and the online merchants may exchange Cybergold dollars. Any new web site who chooses to install the Mint Transactions System to add Cybergold as a method of payment instantly accesses Cybergold consumer members who more than likely already have money sitting in their accounts. Merchants gain customers, simply by adding additional functionality to their web site.

  . In addition, if Cybergold members wish to purchase items that cost more than the amount of Cybergold dollars in their accounts, they can deposit additional funds into their Cybergold accounts from their VISA cards. Our broad membership community gives merchants an established base of potential customers.

  . Value-Added Services. We provide merchants with "non-hosted" and "hosted" value-added services to sell inexpensive digital content, products and services. In "non-hosted" solutions, our micropayment transaction system enables merchants to sell inexpensive digital content, services and products on their own Web sites. In "hosted" solutions, we provide the merchants with a complete suite of Web site hosting, systems administration, transaction processing and integration services, while the merchant only provides the content.

Cybergold Services

   Cybergold serves three main constituencies: advertising and marketing clients, consumer members and merchants. Advertising and marketing clients use Cybergold to cost-effectively acquire new customers with offers and cash incentives. Consumer members use Cybergold to earn cash rewards for responding to offers on our Web site, on third-party Web sites and through email campaigns. Merchants use Cybergold technology as a cost-effective means to sell inexpensive digital content, services and products on a pay-per-transaction basis to the Cybergold membership base.

   Advertising and Marketing Client Services. We work closely with our advertising and marketing clients to develop marketing campaigns that are tailored to their customer acquisition needs. These programs include:

  . incentive-based offers and promotions on the Cybergold and itarget Web sites;

  . targeted and untargeted email campaigns conducted by us on behalf of our advertising and marketing clients;

  . programs introduced on our marketing clients' Web sites; and

  . banner ads placed on various targeted Web sites.

   Our membership database technology enables us to maintain and track information about our members. We are able to track aspects of member online activity, such as marketing programs in which specific members have participated and online purchases initiated through Cybergold. In addition, we have access to member information gathered by a number of our advertising and marketing clients. We believe that our database of membership information allows us to carefully tailor marketing campaigns to maximize their effectiveness for our clients.

   Member Services. Internet users become Cybergold members at no cost by completing a short online registration form on our Web site or on a co-marketer or co-registration Web site. Our members earn cash and other premium rewards for completing various desired actions, such as viewing an incentive offer, completing a survey or registration form or downloading software. Members can also earn rebates and incentives by purchasing a variety of products or services offered through our Web site or third-party Web sites.

   Existing members are notified of new programs and promotion through periodic email distributions. In contrast to other incentive programs, our members have the opportunity not only to earn cash rewards that are

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transferable to their VISA cards or bank accounts, but also to spend their
Cybergold cash rewards for a variety of goods and services. Cash is transferable to a members bank account in a minimum amount of $5.00 and to a VISA card in a minimum amount of $10.00. Members are also able to transfer money from VISA cards to their Cybergold accounts to enable them to use our micropayment system to purchase additional content, goods and services from merchants.

   We are committed to maintaining the privacy and security of our members. We keep all personal information about our members confidential. Cybergold is a member of TRUSTe, a non-profit organization dedicated to the protection of user privacy and promotion of security online.

   Merchant Services. We offer merchants the ability to sell digital content, products and services over the Internet in transactions of any size. By eliminating the high transaction costs typically associated with very small credit card transactions, we enable the cost-effective delivery of content such as articles or music for cents rather than dollars. We believe that our micropayment system enables new business models for merchants of content, products and services. We offer merchants with two micropayment environment options:

  . Non-hosted--Cybergold's Mint Transaction System enables merchants to sell inexpensive digital content, services and products on their own Web sites.

  . Hosted--a full-service solution where we provide the customer with a complete suite of Web site hosting, systems administration, transaction processing and integration services while the merchant only provides the content.

Sales and Marketing

   Our primary sales strategy is to sell our services directly to advertisers, direct marketers, ad agencies and electronic commerce merchants. We currently sell our services in the United States through a direct sales organization, with ten employees located in the San Francisco Bay Area as well as other salespersons located in the metropolitan areas of San Diego, Houston, Dallas, New York and Washington, D.C. Our sales force is dedicated to establishing and maintaining relationships with advertising and marketing clients. Our sales force uses industry directories, press, personal contacts, industry knowledge and Internet search engines to seek likely sales prospects. We also receive sales leads from advertising agencies that have recommended Cybergold to clients.

   Our marketing organization is composed of marketing communications, product management, product marketing and membership marketing groups. In addition, we also use consultants such as public relations agencies and graphic design firms to assist with marketing activities. Marketing communications is responsible for external public relations activities, managing relationships with the press and industry analysts, and creating marketing collateral materials, such as sales brochures. Product management is responsible for working with our engineering department and our clients to define new products as well as enhancements to existing products and services. Product management also contributes to management development efforts, assists customers with special requirements, and provides additional resources as needed throughout our company. Product marketing is responsible for the content and graphics on our Web site, including the production and implementation of advertising and merchant offers. Product marketing also determines which additional services may be of interest to members, clients and merchants.

   Membership marketing is focused on expanding our membership base. We use a variety of methods to generate new members, including email campaigns, advertising, and co-registration agreements with some of our affiliate partners, as well as referrals by current members and public relations. Currently, we attract the majority of our members through co-registration agreements with online partners, whereby registrants for those sites have the option to concurrently sign up for the Cybergold Earn & Spend Community. We believe that the convenience afforded by this co-registration capability is a significant factor in attracting new members. As of December 31, 1999, we have a network of approximately 75 affiliate partners through which we can attract new members. In addition to these online methods of increasing our membership base, we are currently planning a range of offline marketing campaigns designed to attract new members.

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

Advertising and Marketing Clients

   Our advertising and marketing clients pay us commissions each time a member takes an action defined by our clients in response to some online advertising or promotion. Since inception through December 31, 1999, a total of 522 advertising and marketing clients have offered incentives using our system. In 1997 and 1999, no client accounted for more than 10% of our revenue. Two significant clients, Qwest Communications International, Inc. and Interactive Coupon Network (Cool Savings) accounted for 22% and 16% of total 1998 revenues, respectively.

   We have over 150 advertising and marketing clients who are currently offering incentives using our system, including:

  . American Homeowners   . KB Holdings, Inc.        . HealthShop.com (Media
    Association             (BrainPlay)                Book, Inc.)

  . Dynamic Track         . LifeMinders.com, Inc.    . The Walt Disney
    (Discover)                                         Company (Disney Daily
                          . MBNA America Bank          Blast, Disney Store
  . autobytel.com inc.                                 Online)
                          . Netmarket Group Inc.
  . Financial Engines                                . yesmail.com, Inc.
    (Media Plex)          . Quintel
                            Communications. Inc.     . MotherNature.com, Inc.
  . Garden.com, Inc.
                          . Uproar (E-Pub Services
                            Ltd.)

Strategic Relationships

   To date, we have entered into a number of strategic relationships to build our Earn & Spend Community, generate additional traffic to our Web site, increase our membership and generate additional revenue.

   These strategic relationships include:

  . The First National Bank of Omaha. Our relationship with the First
    National Bank of Omaha enables consumers to directly credit their personal VISA accounts with money earned through Cybergold and to credit their Cybergold accounts with funds from their VISA account. Cybergold pays a monthly minimum fee to the First National Bank of Omaha, along with a transaction fee for each transfer from a Cybergold account to a VISA account.

  . MBNA America Bank. Together with MBNA America Bank, we launched the co-branded Cybergold MBNA VISA card, which provides convenient and easy Internet shopping, MBNA's state-of-the-art fraud protection, VISA Platinum Plus cardholder benefits and the potential for cash incentives. Cybergold receives fee for each co-branded card generated and transaction fees for all purchases made on these cards.

  . yesmail.com. yesmail.com pays Cybergold for each member who signs up to receive permission e-mails from yesmail.com. In addition, yesmail.com pays Cybergold a percentage of the revenue it generates from sending emails to these members on behalf of advertising clients on a revenue share basis.

Technology

   We have developed a scaleable technology infrastructure that executes both incentive reward transactions and online micropayments for consumer purchases. There are two proprietary components to our infrastructure:

  . The Cybergold Mint Transaction System is our electronic commerce payment software which runs on either our servers or the servers of our clients or merchants. The Cybergold Mint Transaction System executes both Cybergold incentive reward transactions and online micropayments for consumer purchases. To make world-wide distribution possible, the Cybergold Mint employs a cryptographic system called HMAC-MD5 that offers full 128-bit security without export controls.

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

  . The Cybergold payment server is our real-time transaction processing engine. This engine is optimized for high-volume financial transactions and is designed to scale by simply adding additional hardware to our system. The Cybergold payment server communicates with consumer browsers using SSL, the industry-standard Web security protocol, to safeguard all private user information.

   Our payment server includes property modules for handling:

  . interactive transactions;

  . background transactions for off-line incentive programs;

  . consumer account management and online statements;

  . VISA and bank (ACH) transfers and charity donations;

  . transaction reversal and dispute management;

  . real-time risk management with velocity checking and fraud detection;

  . context-sensitive help; and

  . automated customer assistance with escalation to our separate Customer
    Service system.

   Cybergold transactions begin when Internet users encounter advertisements offering incentive and/or purchases on our Web site or on third-party Web sites. The merchant Web servers use the Cybergold Mint Transaction System to generate rewards and payments. The transactions are sent over the Internet to the Cybergold payment servers, which move incentive funds from merchant accounts to member accounts, and move payment funds from member accounts to merchant accounts. The payment servers incorporate a database of user, merchant and offer information.

   Our technology consists of proprietary programs integrated with third-party hardware and software. Our third-party hardware includes Sybase SQL Servers, Sun Solaris platforms and Apache Web servers, which members access with standard Web browsers such as Netscape Navigator and Microsoft Internet Explorer. We do not require consumers to download any software to process or store micropayments and rewards.

   We internally developed our systems for maintaining our Web site processing transactions and maintaining member accounts. If, in the future, we cannot modify these systems to accommodate increased traffic and an increased volume of transactions and orders, we could suffer slower response time, problems with customer service and delays in reporting accurate financial information.

Competition

   The market for online direct advertising and marketing is extremely competitive. In addition, while the market for services that facilitate small-scale electronic commerce transactions is very new, we expect competition in that area to increase dramatically in the near future. We cannot assure you that we will compete successfully in this environment. Our failure to compete in these marketplaces could have a material adverse effect on our business, results of operations and financial condition.

   We believe that the principal competitive factors in the online incentives-based advertising market are:

  . brand recognition;

  . breadth and depth of content and services;

  . number and quality of advertising clients;

  . size of membership base;

  . ease of use;

  . transaction speed and security;

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  . quality of service; and

  . technical expertise.

   We face significant competition from online incentives-based advertising and marketing programs and providers of micropayment systems. We expect competition to increase due to the lack of significant barriers to entry for online business generally and for online incentives-based direct marketing programs and micropayment transactions in particular. Currently, several companies offer competitive online incentives programs, including MyPoints and Netcentives, Inc. We may also face competition from established Internet portals and community Web sites that engage in direct marketing, as well as from traditional advertising agencies and direct marketing companies that may seek to offer online products or services. In addition, financial service organizations, such as banks and credit card companies, or other large organizations may develop competitive micropayment systems and incentives-based advertising and marketing programs.

   Some of our current and potential competitors have longer operating histories, greater brand recognition, larger client and member bases and significantly greater financial, technical and marketing resources than we do. These advantages may enable them to respond more quickly to new or emerging technologies and changes in customer preferences. These advantages may also allow them to engage in more extensive, research and development, undertake extensive far-reaching marketing campaigns, adopt more, aggressive pricing policies and make more attractive offers to potential employees, strategic partners and advertisers. As a result, it is possible that our existing competitors or new competitors may rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margin and loss of market share. We may not be able to compete successfully, and competitive pressures may affect our business, results of operations and financial condition.

Intellectual Property

   We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology or business model. Monitoring unauthorized use of our technology and business model is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology and business model. In addition, our business activities may infringe upon the proprietary rights of others, and, from time to time, we have received, and may continue to receive, claims of infringement against us.

   Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Cybergold has selected a limited set of companies against which it plans to assert its rights as an initial matter. In May 1999 we notified MyPoints of our claim of infringement by MyPoints on our patent 5,794,210, which is described below. If the merger is not consummated, and this claim cannot be resolved through a license or similar arrangement, then we could become a party to litigation with MyPoints.

   Any litigation could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time consuming and expensive to resolve and would divert management's time and attention away from our business. Any potential intellectual property litigation could also force us to do one or more of the following:

  . make significant changes to the structure and operation of our business;

  . attempt to design around a third party's patent; or

  . license alternative technology from another party.

   Implementation of any of these alternatives could be costly and time consuming, and may not be possible. Accordingly, an adverse determination in any litigation that we are a party to would have a material adverse effect on our business, results of operations and financial condition.


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

   The U.S. Patent and Trademark Office has issued the following patents covering its business method and software architecture:

  . Patent #5,794,210, which expires on December 11, 2015, covers Attention
    Brokerage, in which users are compensated, whether through cash, frequent flier points or other forms of compensation, for paying attention online to advertisements, promotions, and similar information, and Orthogonal Sponsorship, in which users can apply their earned compensation to purchase digital content or other intellectual property; and

  . Patent #5,855,008, which expires on December 11, 2015, for Consumer
    Controlled Privacy Management, in which users establish criteria by which their personal information is released to others, those requesting access to personal data provide their identity, intentions for using the personal data, and may offer compensation to the user for access to the personal data, and the user or an automated process decides whether to release the requested personal data based on the user's criteria and the requester's information.

   We also have U.S. and foreign pending patent applications. "Cybergold" is our only registered trademark, although we have applied to register additional trademarks in the United States. We cannot assure you that our patents or trademarks will not be successfully challenged by others or invalidated. As in the case of any patent covering a business method, it is possible that, unknown to Cybergold, some third party was using business methods the same as or similar to those claimed in Cybergold's patents before Cybergold's patent applications were filed, which might render Cybergold's patents invalid. In addition, we cannot assure you that our pending patents will be issued or that our trademark registrations will be approved. If our trademark registrations are not approved because third parties own these trademarks, our use of these trademarks would be restricted unless we entered into arrangements with the third-party owners, which might not be possible on reasonable terms.

   We generally enter into confidentiality or license agreements with our employees and consultants, and control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our solutions or technologies. We cannot assure you that the steps we have taken will prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

Employees

   As of April 30, 2000, we had a total of 179 employees. Of those, 109 are in sales and marketing, 39 are in engineering and 31 are in general and administrative. We believe that we have good relationships with our employees. We have never had a work stoppage, and none of our employees is represented under a collective bargaining agreement. We believe that our future success will depend in part on our ability to attract, integrate and retain highly motivated sales, marketing, production and technical personnel and upon the continued service of our senior management. Competition for qualified personnel in our industry and geographical locations is intense, and there can be no assurance that we will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct our business in the future.

Facilities

   Our headquarters are located in approximately 33,500 square feet of office space we have leased at 1330 Broadway, Oakland, California. Our lease extends through July 2002, with an option to lease the space for an additional five year term, and includes a right of first refusal on additional space which may become available in the building where we are headquartered. The offices of itarget are located in approximately 5,500 square feet of office space we have leased at 4155 Nobel Dr., San Diego, California. This lease extends through November 2000. We believe our office space is adequate to meet our needs for the next six months, and we expect our growth for the next 24 months to be accommodated by our right of first refusal on additional office space which may become available in our building. We have sales personnel located in the metropolitan areas

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

of Dallas, Houston, Washington, D.C. and New York. These personnel work out of home-based offices, and do not receive any additional compensation for the use of their home offices, other than reimbursement for direct expenses such as telephone, office equipment and supplies. We anticipate adding additional field personnel in the future; such personnel may or may not work out of home-based offices, and therefore, we may or may not incur additional expenses relating to the rental of additional office space.

Legal Proceedings

   From time to time Cybergold may be involved in litigation arising in the normal course of its business. Cybergold is not a party to any litigation, individually or in the aggregate, that Cybergold believes would have a material adverse effect on its financial condition or results of operation.

               CYBERGOLD MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   This Management's Discussion and Analysis of Financial Condition and Results of Operations as of March 31, 2000 and for the three months ended March 31, 2000 and 1999 should be read in conjunction with the sections of Cybergold's unaudited financial statements and related notes included elsewhere in this proxy statement/prospectus. In addition, the portion of this Management's Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 1999 and for the years ended December 31, 1999 and 1998 should be read in conjunction with the sections of Cybergold's audited financial statements and related notes included elsewhere in this proxy statement/prospectus.

Overview

   We are a leading provider of Internet-based direct marketing and advertising solutions. We were incorporated in October 1994 and from inception through the second quarter of 1996, we were in an early stage of development, and had no sales and limited operating activities. From the second quarter of 1996 through the first quarter of 1997, operating activities related primarily to developing necessary infrastructure, recruiting personnel, raising capital, initial strategic planning and developing our Web site. In March 1997, we launched our initial service and enrolled our first Cybergold members. In March 1999, we introduced our micropayments system, and launched our Earn & Spend Community. Our membership base increased from approximately 250,000 at December 31, 1997 to approximately 1.0 million at December 31, 1998 and to approximately
4.8 million at December 31, 1999. Although our membership has grown in prior periods, we cannot be certain that our membership growth will continue at current rates or increase in the future.

   We completed our initial public offering on September 22, 1999 and received net proceeds of approximately $40.7 million. The net proceeds of this public offering were added to our working capital and, pending their use, we have invested such funds in short-term, interest-bearing investment grade obligations.

   In January 2000, itarget entered into a stock swap agreement with Quintel Communications, Inc., whereby itarget issued 213,258 shares of its Series B and placed in escrow 53,315 shares of its Series B in exchange for 229,862 shares of common stock of Quintel. In addition, itarget entered into a strategic marketing agreement with Quintel for the development of a proposed website. The agreement allows for any surviving party in a subsequent change of control of Cybergold to terminate the agreement for $150,000, subject to certain provisions.

   On February 28, 2000 we signed a definitive agreement to acquire itarget.com in exchange for 1.83 million shares of our common stock. itarget is a permission based email marketing company that rewards its members with premium products, delivered on-line. The acquisition was completed on March 29, 2000 and was accounted for as a pooling of interests.

   Our revenues consist of transaction revenues and custom marketing services and other revenues. Transaction revenues represent fees paid to us each time a member earns incentive rewards within our system and for payment transactions. Our members earn rewards by responding to online advertisements with a specific action such as filling out a survey or registering for services. We are paid a transaction fee by advertisers or marketers and we pay a portion of this fee to our members as a cash reward. We also earn a transaction fee when our members spend their cash rewards or use cash transferred to their account from a VISA card to purchase inexpensive digital content, services or products through our site or other sites using our system. These transaction revenues are not recognized until the transaction has been completed. In the case of prepayments by the advertising or marketing client, amounts not yet recognized are included in deferred revenue on the balance sheet. To date, our transaction revenues have been primarily generated from per transaction fees received from our advertising and marketing clients for incentive programs. Revenues from payment transactions have not been material.

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

   Our transaction revenues are driven by a number of factors, including:

  . the number of our advertising and marketing clients;

  . the number, variety and quality of offers to our members from our advertising and marketing clients;

  . the size and growth of our membership base;

  . the number of transactions performed by each member; and

  . the average revenue per transaction.

   Custom marketing services and other revenues include fees received for delivering targeted email to our members, placement and licensing fees, production and development fees received for customization of marketing programs, and fees received for other advertising and marketing services. Production and development fees represent HTML design services, graphic services, engineering and database development and related services. We charge clients for production and development fees on either a fixed price or time and materials basis. Revenue is recognized as these services are performed. These revenues fluctuate based on the number of new programs initiated, type of services, and scope and complexity of each program. In 1999 emails accounted for $1,643,000 in revenues compared to $0 in 1998; placement fees accounted for $153,000 in revenues in 1999 compared to $0 in 1998; and custom engineering and production fees accounted for $371,000 in revenues in 1999 compared to $377,000 in 1998.

   The cost of revenues associated with our transaction revenues represent cash rewards paid to our members for completing transactions or actions. We pay our members a portion of the amount received from the advertiser or marketer in return for completing a specified response or action. Cash rewards to our members are recorded as a current liability in the members payable account of the balance sheet until transferred by a member to a bank account or a VISA card or spent in a payment transaction. Gross margin on transaction revenues may fluctuate based on the nature of the incentive programs and the advertisers and marketers in any given period.

   The cost of revenues associated with custom advertising and marketing services and other revenues primarily consist of costs for production and marketing personnel and independent contractors, including associated payroll tax, benefits and other indirect costs. Gross margin associated with emails and placement fee revenue were 94% in 1999. Gross margin associated with custom engineering and production revenue varies from contract to contract depending on the specific terms of the individual contract, and may also fluctuate significantly based on the number and size of fixed price contracts that we undertake in any period and our ability to complete them within the anticipated budget.

   We incurred a net loss of approximately $12.1 million in 1999. As of December 31, 1999 we had a retained deficit of approximately $25.9 million. We plan to increase our operating expenses as we continue to build brand and infrastructure, including expenses for online and offline advertising, expanding programs for membership recruitment, and for additional computer hardware and software, and consequently, our losses will increase in the future. Our limited operating history makes it difficult to forecast future operating results. Although we have experienced revenue growth in recent quarters, we cannot be certain that revenues will increase at a rate sufficient to achieve and maintain profitability. Even if we were to achieve profitability in any period, we may not be able to sustain or increase profitability on a quarterly or annual basis.

   In connection with the granting of options to purchase our common stock to employees, directors and consultants during 1998 and 1999, we recorded deferred compensation of $2,245,566 representing the difference between the exercise price of options granted and the deemed fair market value of our common stock at the time of grant. We will amortize this deferred compensation as an expense over the vesting periods of the related options. Total deferred compensation expenses recognized during the year ended December 31, 1998 and 1999 were $198,288, and $734,614, respectively.


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

Results of Operations

   The following table sets forth the results of operations of Cybergold expressed as a percentage of revenues:

                                                      Year Ended December
                                                              31,
                                                      ------------------------
                                                       1997     1998     1999
                                                      ------   ------   ------
Revenues:
  Transaction........................................   86.0 %   62.5 %   60.5 %
  Custom marketing services and other................   14.0     37.5     39.5
                                                      ------   ------   ------
    Total revenues...................................  100.0    100.0    100.0
Cost of Revenues:
  Transaction........................................   48.2     29.2     29.1
  Custom marketing services and other................    7.0     17.2      6.1
                                                      ------   ------   ------
    Total cost of revenues...........................   55.2     46.4     35.2
                                                      ------   ------   ------
    Gross margin.....................................   44.8     53.6     64.8
                                                      ------   ------   ------
Operating expenses:
  Product development................................  224.1    171.7     58.1
  Sales and marketing................................  407.1    268.1    167.1
  General and administrative.........................  139.4     81.0     61.1
  Amortization of deferred compensation..............    --      19.7     13.4
                                                      ------   ------   ------
    Total operating expenses.........................  770.6    540.5    299.7
                                                      ------   ------   ------
Loss from operations................................. (725.8)  (486.9)  (234.9)
Interest income (expense), net.......................   (2.8)     7.8     13.5
                                                      ------   ------   ------
Net loss............................................. (728.6)% (479.1)% (221.4)%
                                                      ======   ======   ======

Three Months Ended March 31, 2000 and 1999

Revenues

   To date, our revenue is derived from our online incentive and email lead generation programs. Revenues increased 753% from $503,000 for the three months ended March 31, 1999 to approximately $4.3 million for the three months ended March 31, 2000.

   Transaction Revenues. Transaction revenues increased 581% from $333,000 for the three months ended March 31, 1999 to approximately $2.3 million for the three months ended March 31, 2000. The increase in transaction revenues is primarily the result of an increased number of transactions driven by growth in our membership base. Total membership, including 5.5 million Cybergold members and 1.8 million itarget members, grew to approximately 7.3 million as of March 31, 2000 from 2.2 million as of March 31, 1999.

   Custom Marketing Services and Other Revenues. Custom marketing services and other revenues increased 1,089% from $170,000 for the three months ended March 31, 1999 to $2.0 million for the three months ended March 31, 2000. For the three months ended March 31, 2000, this revenue was comprised of $1.8 million in fees for the transmission of emails to our members, $158,000 for placement fees and $45,000 for custom engineering and other fees. The increase in custom marketing services and other revenues is the result of increasing demand for the transmission of emails to our membership base. We expect that custom marketing services and other revenues will fluctuate from period to period.

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

Cost of Revenues

   Cost of revenues represents the cash incentives paid and cost of free long distance provided to members for performing specified actions in response to advertisements and the personnel costs associated with custom marketing services and other revenues. Cost of revenues increased 380% from $244,000 for the three months ended March 31, 1999 to approximately $1.2 million for the three months ended March 31, 2000.

   The cost of transaction revenues increased 588% from $159,000 for the three months ended March 31, 1999 to approximately $1.1 million for the three months ended March 31, 2000. The increase in cost of transaction revenues resulted primarily from an increase in the number of transactions completed by our membership base.

   The cost of custom marketing services and other revenues decreased 8% from $85,000 for the three months ended March 31, 1999 to $78,000 for the three months ended March 31, 2000. The decrease resulted primarily as a result of higher costs of revenues last year in connection with custom engineering development and marketing services versus the much lower costs associated with email campaigns. Gross margin increased to 73% for the three months ended March 31, 2000 from 51% for the three months ended March 31, 1999. This increase in gross margin was primarily due to improved volume of high margin services, namely email transmissions, in custom marketing services. We expect overall gross margin to fluctuate as a result of the overall variation in the mix of services provided, as well as from fluctuations in gross margin for transaction revenue.

Operating Expenses

   Product Development. Product development costs primarily consist of compensation for technology personnel, fees for outside technology consultants, and an allocation of overhead costs. Product development costs increased from $513,000, or 102% of revenue, for the three months ended March 31, 1999 to approximately $1.6 million, or 38% of revenue, for the three months ended March 31, 2000. The increase in absolute dollars was due primarily to increased personnel and consulting expenses. The decrease in product development costs as a percent of revenues is primarily attributable to an increase in revenues for the quarter ended March 31, 2000. In addition, the fixed nature of some development costs also contributed to the decrease in expense as a percentage of revenues. We believe that continued investment in product development is critical to attaining our strategic objectives and, as a result, we expect product development expenses to increase significantly on an absolute dollar basis in the future. Product development expenses may fluctuate as a percentage of revenue over time depending on the projects undertaken from time to time.

   Sales and Marketing. Sales expenses consist primarily of compensation for sales personnel, expenses for trade shows and an allocation of overhead costs. Marketing expenses consist primarily of member acquisition expenses, promotions directed towards new and existing incentives-based advertisers and marketers, compensation for marketing personnel and an allocation of overhead costs. Sales and marketing expenses increased from approximately $1.0 million, or 204% of revenue, for the quarter ended March 31, 1999 to approximately $5.4 million, or 126% of revenue, for the quarter ended March 31, 2000. The increase in absolute dollars was primarily attributable to additional hiring of sales and marketing personnel, increased sales commissions resulting from higher revenues, increased expenses associated with membership acquisition, and increased advertising and promotional expenses. The decrease in sales and marketing expenses as a percentage of revenues is attributable primarily to an increase in transaction revenues as the result of an increased number of transactions driven by growth in membership and an increase in custom marketing revenue due to increasing demand for transmission of emails to Cybergold members. We expect sales and marketing expenses to increase on an absolute dollar basis in future periods as additional personnel are hired in sales and marketing, expand into new markets and continue to promote advertising solutions.

   General and Administrative. General and administrative expenses include compensation for administration personnel, fees for outside professional advisors and an allocation of overhead costs. General and administrative expenses increased from $307,000, or 61% of revenue, for the quarter ended March 31,

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

1999, to approximately $2.3 million, or 54% of revenue, for the quarter ended March 31, 2000. The increase in absolute dollars was due to the growth in staffing, legal, accounting, and other professional services. The decrease in general and administrative expenses as a percentage of revenues is primarily attributable to an increase in transaction revenues as the result of an increased number of transactions driven by growth in our membership base and an increase in custom marketing revenue due to increasing demand for transmission of emails to our membership base. In addition, the fixed nature of a portion of the general and administrative costs also contributed to the decrease in expenses as a percentage in revenues. We expect general and administrative expenses to increase on an absolute dollar basis in future periods as we hire additional personnel and incur additional costs related to the growth of our business and operations.

   itarget Acquisition Costs. The itarget merger costs of $2.1 million in the quarter ended March 31, 2000 consisted of payments made to itarget management in connection with employment agreements as well as legal, accounting and investment banking fees.

   Amortization of Deferred Compensation. In connection with the granting of options to purchase our common stock to employees, directors and consultants, we recorded deferred compensation representing the difference between the exercise price of options granted and the deemed fair market value of our common stock at the time of the grant. Amortization of deferred compensation of $327,000 and $113,000 was recorded during the quarters ended March 31, 1999 and 2000, respectively.

   Interest Income, Net. Interest income, net, consists of interest earned on cash balances, including balances in Cybergold member accounts, offset by interest expense incurred with respect to our capital leases and equipment financing obligations. Interest income, net, increased from $11,000 in the quarter ended March 31, 1999 to $563,000 in the quarter ended March 31, 2000. The increase in interest income, net, was due primarily to interest earned on the proceeds from our initial public offering in September of 1999.

   Income Taxes. No income tax benefits have been recorded for any of the periods presented due to Cybergold's current loss position.

   Other Comprehensive Income (Loss). Cybergold's other comprehensive income
(loss) represents any unrealized gains or losses on its marketable securities.

Years Ended December 31, 1999, 1998 and 1997

Revenues

   Total Revenues were $5.5 million, $1.0 million and $531,000 for the years ended December 31, 1999, 1998 and 1997, respectively, representing increases of 446% from 1998 to 1999 and 89% from 1997 to 1998.

   Transaction Revenues. Transaction revenues were $3.3 million, $628,000 and $457,000 for the years ended December 31, 1999, 1998 and 1997, respectively, representing increases of 428% from 1998 to 1999 and 37% from 1997 to 1998. Transaction revenues earned for the years ended December 31, 1999, 1998 and 1997, related to members earning cash rewards by performing specified actions in response to advertisements. The increase in transaction revenues is primarily the result of an increased number of transactions driven by growth in our membership base. Total membership was approximately 5,783,000, 1,066,000 and 254,000 for the years ended December 31, 1999, 1998 and 1997, respectively, representing increases of 442% from 1998 to 1999 and 320% from 1997 to 1998.

   Custom Marketing Services and Other Revenues. Custom marketing services and other revenues were $2.2 million, $377,000 and $74,000 for the years ended December 31, 1999, 1998 and 1997, respectively, representing increases of 475% from 1998 to 1999 and 409% from 1997 to 1998. All custom marketing services revenues earned for the years ended December 31, 1999, 1998 and 1997, related to custom engineering and production fees. The increase in custom marketing services and other revenues resulted primarily from the increase in email revenue, which represented 75% of total custom marketing service revenue in 1999 compared to 0% in 1998.

Cost of Revenues

   Overall cost of revenues were $1.9 million, $466,000 and $293,000 for the years ended December 31, 1999, 1998 and 1997, respectively, representing increases of 314% from 1998 to 1999 and 59% from 1997 to 1998. Cost of revenues for the year ended December 31, 1999 was comprised of $1.6 million of cash incentives earned by members and $334,000 of personnel costs associated with custom marketing. Cost of revenues for the year ended December 31, 1998 was comprised of $293,000 of cash incentives earned by members and $173,000 of personnel costs associated with custom marketing services. Cost of revenues for the year ended December 31, 1997 was comprised of $256,000 of cash incentives earned by members and $37,000 of personnel costs associated with custom marketing services. Gross margin was 65%, 54% and 45% for the years ended December 31, 1999, 1998 and 1997, respectively. The increase in gross margin between 1998 and 1999 was primarily due to an increase in high margin email and placement revenue. We expect overall gross margin to continue to fluctuate as a result of the overall variation in the mix of custom marketing services we provide as well as from fluctuations in gross margin for transaction revenue.

Product Development Costs

   Product development costs were $3.2 million, $1.7 million and $1.2 million for the years ended December 31, 1999, 1998 and 1997, respectively, representing increases of 85% from 1998 to 1999 and 45% from 1997 to 1998. Product development costs decreased as a percentage of revenues to 58%, 172% and 224% for the years ended December 31, 1999, 1998 and 1997, respectively. The decrease in product development expenses as a percentage of revenues is primarily attributable to an increase in revenues as we increased our membership and advertising and marketing clients. In addition, the fixed nature of some of our development costs also contributed to the decrease in expense as a percentage of revenues. We expect product development costs to continue to increase as we continue to build features and functionality into our system.

Sales and Marketing Expenses

   Sales and marketing expenses were $9.2 million, $2.7 million and $2.2 million for the years ended December 31, 1999, 1998 and 1997, respectively, representing increases of 240% from 1998 to 1999 and 25% from 1997 to 1998. Sales and marketing costs decreased as a percentage of revenues to 167%, 268% and 407% for the years ended December 31, 1999, 1998 and 1997, respectively. The increase in sales and marketing expenses is primarily attributable to additional hiring of sales and marketing personnel, increased sales commissions resulting from higher revenues, increased expenses associated with member acquisition, and increased advertising and promotion expenses. The decrease in sales and marketing expenses as a percentage of revenues is attributable primarily to an increase in revenues as we increased our membership and advertising and marketing clients. We expect sales and marketing expenses to increase as we continue to increase our marketing efforts, expand our direct sales force and open additional regional sales offices.

General and Administrative Expenses

   General and administrative expenses were $3.4 million, $814,000 and $740,000 for the years ended December 31, 1999, 1998 and 1997, respectively, representing increases of 312% from 1998 to 1999 and 10% from 1997 to 1998. General and administrative costs decreased as a percentage of revenues to 61%, 81% and 139% for the years ended December 31, 1999, 1998 and 1997, respectively. The increase in general and administrative expenses resulted from higher professional fees as well as an increase in payroll expenses due to hiring additional administrative personnel. The decrease in general and administrative expenses as a percentage of revenues is primarily attributable to an increase in revenues as we increased our membership and advertising and marketing clients. In addition, the fixed nature of a portion of our general and administrative costs also contributed to the decrease in expense as a percentage of revenues. We expect that general and administrative expenses will continue to increase as we expand our operations and incur additional costs related to being a public company.

Amortization of Deferred Compensation Expense

   In connection with the granting of options to purchase our common stock to certain employees, directors and consultants during the year ended December 31, 1998, we recorded deferred compensation representing the difference between the exercise price of options granted and the deemed fair market value of our common stock at the time of grant. Amortization of deferred compensation in the years ended December 31, 1998 and 1999 were $198,000 and $735,000, respectively. For the year ended December 31, 1997 we recorded no deferred compensation.

Interest Income (Expense), Net

   Interest income (expense), net was $740,000, $78,000 and $(15,000) for the years ended December 31, 1999, 1998 and 1997. The increase in net interest income from 1998 to 1999 is due to the increase in cash and cash equivalents resulting from the Company's initial public offering in September 1999.

Dividends Attributable to Preferred Stockholders

   Dividends attributable to preferred stockholders were $(1.6) million and $(660,000) for the years ended December 1999 and 1998. After the company went public, the accrual of dividends attributable to preferred stockholders ceased as the preferred stock was converted into common stock.

Income Taxes

   We recorded a net loss of $12.1 million for the year ended December 31, 1999. For federal and state tax purposes, no provision for income taxes was recorded, and no tax benefit has been recognized due to the uncertainty of realizing future tax deductions for these losses.

   As of December 31, 1999, we had net operating loss carryforwards of approximately $22.2 million for federal and state income tax purposes. The federal and state net operating loss carryforwards begin to expire in the years 2011 and 2005, respectively. Our ability to utilize our net operating loss carryforwards to offset future taxable income, if any, may be restricted as a result of equity transactions that give rise to changes in ownership as defined in the Tax Reform Act of 1986.

Liquidity and Capital Resources

   Since inception, we have financed our operations primarily from the sale of equity securities to venture capital firms and other individuals, institutional and strategic investors. We have also borrowed funds under long-term capital lease and equipment financing facilities. As of March 31, 2000, we had approximately $16.1 million of cash and cash equivalents and approximately $23.4 million in short-term investments and had borrowings of $544,000 under capital leases and notes payable.

   Net cash used in operating activities was $8.7 million, $3.5 million, and, $3.2 million in 1999, 1998 and 1997, respectively, and approximately $845,000 and $7.0 million for the three months ended March 31, 1999 and March 31, 2000, respectively. In 1999, the net cash used in operating activities consisted primarily of our net loss, amortization of deferred compensation, imputed compensation and accounts receivable, offset in part by an increase in accounts payable, members payable, membership acquisition payable, accrued liabilities, and deferred revenue.

   In 1998, the net cash used in operating activities consisted primarily of our net loss, offset in part by an increase in accounts payable, members payable, membership acquisition payable, depreciation and amortization, and deferred revenue.

   In 1997, the net cash used in operating activities consisted primarily of our net loss, offset by an increase in depreciation, members payable, membership acquisition payable, and deferred revenue.

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

   Cash used in operating activities for the three months ended March 31, 1999 and March 31, 2000 resulted primarily from net losses and fluctuations in accounts receivable, accounts payable, members payable, membership acquisition payable, accrued liabilities and deferred revenues.

   Net cash provided by (used in) investing activities was $(29.3) million, $(163,000) and $(58,000) in 1999, 1998, and 1997, respectively, $(104,000) for the three months ended March 31, 1999, and $5.6 million for the three months ended March 31, 2000. In 1999, the net cash used in investment activities consisted primarily of the purchase of short-term investments related to the investing of the proceeds of the initial public offering. The amounts in the first three months of 1999, and during the years 1998 and 1997 were used to acquire property and equipment. Cash provided by investing activities in the three months ended March 31, 2000 reflects the sale of $5.9 million of short-term investments.

   Net cash provided by financing activities was $52.1 million, $5.6 million and $4.3 million, in 1999, 1998 and 1997, respectively and $49,000 and $175,000 for the three months ended March 31, 1999, and 2000, respectively. In 1999, this amount included $40.7 million in net proceeds from the closing of its public offering in 1999, $10.1 million in net proceeds from the issuance of preferred stock plus the proceeds from the exercise of warrants and stock options, net of repurchases. In 1998, this amount included $5.8 million in net proceeds from the issuance of preferred stock, less payments on capital leases. In 1997, this amount included primarily $3.1 million in net proceeds from the issuance of preferred stock, $1.0 million in proceeds from stockholder loans that were subsequently converted into preferred stock, and $250,000 in proceeds from a sale-leaseback transaction related to items of computer equipment, less payments on capital leases. Cash provided for financing activities during the three months ended March 31, 1999, and 2000, resulted primarily from the proceeds received from the exercise of stock options and proceeds from equipment financing in the first quarter of 1999.

   In 1997, 1998 and 1999, we entered into various non-cancelable capital lease agreements for some of our capital expenditures. As a result of these capital lease agreements, we had lease payment obligations of approximately $115,000, $143,000 and $137,000 in 1997, 1998, and 1999, respectively. Borrowings under these capital lease arrangements have terms ranging from 36 to 48 months with monthly payments and interest rates ranging from 10.5% to 11.5%.

   We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to meet our anticipated working capital and capital expenditure requirements through the end of 2000. However, we may need to raise additional funds sooner to fund more rapid expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If adequate funds are not available on acceptable terms, our business, results of operations and financial condition could be harmed. See "Risk Factors--We may need more working capital to expand our business, and our prospects for obtaining additional financing are uncertain."

Recent Accounting Pronouncements

   In April 1998, the Accounting Standards Executive Committee issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." This SOP provides guidance on the financial reporting of start-up costs and organization costs. It requires the costs of the start-up activities and organization costs to be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The Company adopted the SOP during the year ended December 31, 1998. The adoption of the SOP did not have a material impact on our financial statements.

   During 1998, Cybergold adopted SFAS No. 130, "Reporting Comprehensive Income." Cybergold has disclosed all items of comprehensive income (loss) in the accompanying consolidated statements of operations.

   The Company also adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." As of December 31, 1998, management has concluded that the Company only operates in one segment and exclusively in the United States.

   In March 1998, the American Institute of Certified Public Accountants issued SOP No. 98-1, "Software for Internal Use." The adoption of SOP No. 98-1 has not had a material impact on our financial statements.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 is not expected to have a material impact on Cybergold's financial position or results of operations.

   In April 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25 ("FIN 44"). Among other issues, FIN 44 clarifies (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in the interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. To the extent that this interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effect of applying this interpretation are recognized on a prospective basis from July 1, 2000. Cybergold is currently reviewing stock grants to determine the impact, if any, that may arise from implementation of FIN 44, although management does not expect the impact, if any, to be material to the financial statements.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Cybergold believes that its revenue recognition policies comply with the requirements of SAB 101.

Year 2000 Issues

   Since January 1, 2000, we have not encountered any material issues relating to the Year 2000. The costs associated with correcting reported issues have not been and are not expected to be material. However, some Year 2000 issues may not be discovered until well after January 1, 2000. Cybergold intends to continue to prioritize reports of such issues and correct significant related problems.

Qualitative and Quantitative Disclosures About Market Risk

   Cybergold's investments are classified as held-to-maturity securities therefore changes in the market's interest rates effect the value of the investment as recorded by Cybergold and are recorded as unrealized gains and losses on the financial statements. At March 31, 2000, our cash and cash equivalents consisted primarily of demand deposits and money market funds held by large institutions in the United States and our short-term investments were invested in U.S. Government agency debt and equity securities maturing in less than one year. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure.

Legal Proceedings

   From time to time Cybergold may be involved in litigation arising in the normal course of its business. Cybergold is not a party to any litigation, individually or in the aggregate, that Cybergold believes would have a material adverse effect on its financial condition or results of operation.

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

                        EXECUTIVE OFFICERS AND DIRECTORS
                         OF CYBERGOLD JOINING MYPOINTS

   The following table sets forth information about the executive officers and directors of Cybergold who will become executive officers and/or directors of MyPoints following the merger:

          Name          Age        Position with Cybergold
          ----          ---        -----------------------
 A. Nathaniel Goldhaber  52 President and Chief Executive Officer

   A. Nathaniel Goldhaber has served as President, Chairman of the Board and Chief Executive Officer of Cybergold since October 1994. Prior to joining Cybergold, Mr. Goldhaber was self-employed as a venture capitalist. Prior to that Mr. Goldhaber was the Chief Executive Officer of Kaleida Labs, Inc., a multimedia joint venture between IBM and Apple Computer, and the Chief Executive Officer of Centram Systems West, a developer of local area networks. Mr. Goldhaber is a Member of the Executive Board of the University of California, Berkeley, College of Letters and Sciences. Mr. Goldhaber received a B.A. from Maharishi International University and an M.A. from the University of California, Berkeley.

   In addition, Cybergold has the right to designate another individual subject to MyPoints reasonable approval, as a director of MyPoints.

Terms of Directors and Executive Officers

   Cybergold's board of directors is divided into three classes, each of whose members serve for a staggered three-year term. The board currently consists of one Class I director, Jay Chiat, two Class II directors, A. Nathaniel Goldhaber and Garrett D. Gruener, and three Class III directors, Regis P. McKenna, Alan Salzman and Peter Sealey. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I directors, Class II directors and Class III directors will expire upon the election and qualification of successor directors at the 2003, 2002 and 2001 annual meetings of stockholders, respectively. The executive officers serve at the pleasure of the board of directors. On April 28, 2000, Christopher D. Alafi resigned as a Class I director.

Committees of the Board of Directors

   The board of directors has a compensation committee and an audit committee.

   Compensation Committee. The compensation committee of the board of directors reviews and makes recommendations to the board regarding the compensation and benefits provided to our key executive officers and directors, including stock compensation and loans. In addition, the compensation committee reviews policies regarding compensation arrangements and benefits for all of our employees. As part of the foregoing, the compensation committee also administers our 1999 Omnibus Equity Incentive Plan and 1999 Employee Stock Purchase Plan. The current members of the compensation committee are Messrs. Chiat and Gruener.

   Audit Committee. The audit committee of the board of directors reviews and monitors our internal accounting procedures and reviews the results and scope of the annual audit and other services provided by our independent accountants. The audit committee also consults with our management and our independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent accountants. The current members of the audit committee are Messrs. McKenna, Salzman and Sealey.

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

Director Compensation

   Our directors receive $5,000 for attendance at each board meeting and $2,500 for attendance at each board committee meeting. In addition, our directors are reimbursed for all reasonable out-of-pocket expenses incurred in connection with their attendance at board and board committee meetings. From time to time, directors who are not employees of Cybergold have received grants of options to purchase shares of our common stock. On June 25, 1996, we granted Messrs. Chiat and McKenna each an option to purchase 46,666 shares of our common stock. In addition, on June 25, 1996, in connection with a consulting agreement with Mr. Sealey, we granted Mr. Sealey an option to purchase 16,666 shares of our common stock at an exercise price of $0.015 per share. On November 11, 1996, we also granted to Mr. Sealey an option to purchase 30,000 shares of our common stock at an exercise price of $0.225 per share, and on June 19, 1998, in connection with a consulting agreement with Mr. Sealey, we granted him an option to purchase 20,000 shares of our common stock at an exercise price of $0.75 per share.

   Pursuant to Cybergold's 1999 Omnibus Equity Incentive Plan, outside directors, meaning directors who are not employees, are only eligible to receive nonstatutory stock options. Each outside director who first became or becomes a member of the board of directors after Cybergold's initial public offering in September 1999 will receive a one-time option grant for 15,000 shares of our Common Stock upon taking office. Upon conclusion of each regular annual meeting of Cybergold's stockholders held in the year 2000 and thereafter, each outside member of the board of directors who will continue to serve as a director will receive an option covering 7,500 shares. However, an outside director who received the one-time grant for 15,000 shares may not in the same calendar year also receive the annual grant of 7,500 shares. These options have a 10-year term, but will terminate earlier if the outside director's service ends. Each one-time or annual periodic option grant will become exercisable and vested in full on the first anniversary of the grant date. All options granted to an outside director will become fully exercisable if, the director's service as a director ends because of death, total and permanent disability or retirement at or after age 65, or Cybergold is subject to a change in control. However, if the change in control transaction is to be treated as a "pooling of interests" for financial reporting purposes, then the options will not become fully exercisable upon a change in control if Cybergold's independent accountants and the other party's independent accountants determine that accelerated vesting would preclude the use of "pooling of interests" accounting.

Compensation Committee Interlocks and Insider Participation

   The compensation committee of the board of directors currently consists of Messrs. Gruener and Chiat. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company, and no such interlocking relationship has existed in the past.

Indemnification

   In May 1999, the board of directors authorized us to enter into indemnification agreements with each of our directors and executive officers. The form of indemnification agreement provides that we will indemnify our directors and executive officers against any and all of their expenses incurred by reason of their status as a director or executive officer to the fullest extent permitted by Delaware law, our certificate of incorporation and our bylaws.

   Our certificate of incorporation and bylaws each contain provisions relating to the limitation of liability and indemnification of our directors and officers. Our certificate of incorporation provides that our directors will not be personally liable to Cybergold or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

  . for any breach of the directors duty of loyalty to Cybergold or our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . in respect of some types of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director derives any improper personal benefit.

   Our certificate of incorporation also provides that if the Delaware General Corporation Law is amended after approval by our stockholders of our certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. The foregoing provisions of our certificate of incorporation are not intended to limit the liability of our directors or officers for any violation of applicable federal securities laws.

   In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:

  . we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law;

  . to the fullest extent permitted by the Delaware General Corporation Law, we are required to advance all expenses incurred by our directors and executive officers in connection with a legal proceeding (subject to enumerated exceptions);

  . the rights conferred in the bylaws are not exclusive;

  . we are authorized to enter into indemnification agreements with our directors, officers, employees and agents; and

  . we may not retroactively amend our bylaw provisions relating to indemnification.

   Our bylaws provide that we must indemnify our directors to the fullest extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware General Corporation Law.

Executive Compensation

   Summary Compensation Table. The following table sets forth, for the fiscal years ended December 31, 1999 and 1998, the total compensation paid to or accrued by Cybergold's Chief Executive Officer and the other executive officers with the four most highly compensated executive officers for the fiscal year ended December 31, 1999.

                                                                                    Long Term
                                                         Annual Compensation       Compensation
                                                   ------------------------------- ------------
                                                                      Other Annual  Securities
                                            Fiscal             Bonus  Compensation  Underlying
Name and Principal Position                  Year  Salary ($) (1)($)      ($)        Options
---------------------------                 ------ ---------- ------- ------------ ------------
A. Nathaniel Goldhaber.....................  1999   $120,833      --      --             --
 Chairman of the Board and Chief Executive   1998        --       --      --             --
 Officer
Steven M. Farber (2) (3)...................  1999   $148,750  $46,049     --         200,000
 Chief Operating Officer                     1998   $ 47,744      --      --         133,333
Gary Fitts.................................  1999   $141,188  $ 7,000     --         100,000
 Chief Technology Officer                    1998   $125,000      --      --             --
Michael Koifman (2)........................  1999   $130,000  $ 6,000     --          50,000
 Vice President of Engineering               1998   $ 15,758      --      --         133,333
Daniel W. Berger (2).......................  1999   $139,169  $33,029     --         166,666
 Senior Vice President, General Manager      1998     27,563      --      --          66,666
 Incentives Division

--------
(1) Cybergold's executive officers are eligible for annual cash bonuses. Such bonuses are generally based upon achievement of individual, as well as corporate performance objectives determined by the Compensation Committee.

(2) Joined Cybergold during 1998.

(3) Mr. Farber resigned his position on February 10, 2000.

   Option Grants in Last Fiscal Year. The following table sets forth all individual grants of stock options during the fiscal year ended December 31, 1999, to each of the executive officers named in the table above. No stock appreciation rights were granted during such fiscal year.




                                                                                     Potential Realizable
                                              Individual Grants                        Value at Assumed
                          ----------------------------------------------------------    Annual Rates of
                            Number of                                                     Stock Price
                            Securities      % of Total                                 Appreciation for
                            Underlying    Options Granted                             Option Term ($)(2)
                             Options      to Employees in  Exercise Price Expiration ---------------------
Name                      Granted (#)(1) 1999 Fiscal Year    ($/Share)       Date       5%         10%
----                      -------------- ----------------- -------------- ---------- --------- -----------
A. Nathaniel Goldhaber..         --             --               --             --         --          --
Steven F. Farber (7)....     200,000           17.1(3)         $3.90       05/10/09  $ 490,538 $ 1,243,119
Gary Fitts (5)..........     100,000           12.8(4)         $7.75       12/01/09  $ 487,393 $ 1,235,150
Michael Koifman (5).....      50,000            6.4(4)         $7.75       12/01/09  $ 243,697 $   617,575
Daniel W. Berger (6)....      66,666            5.7(3)         $3.90       05/18/09  $ 163,511 $   414,369
Daniel W. Berger (5)....     100,000           12.8(4)         $7.75       12/01/09  $ 487,393 $ 1,235,150

--------
(1) All options granted, except as specifically noted, had ten-year terms and vest ratably over four years.
(2) The 5% and 10% annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There is no assurance provided to any of the officers identified in the table or any other holder of Cybergold's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock does in fact appreciate over the option term, no value will be realized from the option grants made to the officers identified in the table.

(3) Based on a total of 1,166,264 options granted to our employees under our 1996 Stock Option Plan during the 12 months ended December 31, 1999.
(4) Based on a total of 779,033 options granted to our employees under our 1999 Omnibus Equity Incentive Plan during the 12 months ended December 31, 1999.
(5) Under these grants, 25% of shares vest after completing 12 months of service from December 1, 1999. The balance vests in equal installments over 36 months of service beginning December 1, 2000.
(6) The 66,666 options granted to Mr. Berger are immediately exercisable. Cybergold may repurchase shares purchasable under this grant, at the original exercise price paid per share if Mr. Berger ceases service before vesting in those shares. Under this grant, 25% of shares vest after completing 12 months of service and the balance vests in equal installments over the next 36 months.
(7) The 200,000 shares of common stock granted to Mr. Farber at an exercise price of $3.90 per share were immediately exercisable. 33,333 of these shares vested upon the closing of the initial public offering on September 22, 1999. The additional 166,667 shares vest based on Cybergold's performance with respect to several criteria. These criteria include Cybergold's revenues, the number of merchants utilizing Cybergold's micropayments system, the introduction of new offerings, the number of Cybergold members, the number of transactions entered into by members, the number of visitors to Cybergold's website and Cybergold's general productivity. To the extent these criteria are not achieved, Mr. Farber's option will vest in full in five years from the date of grant. Mr. Farber resigned his position on February 10, 2000.

   Aggregated Option Exercises in Last Fiscal Year and Year-End Option
Values. The following table summarizes the number of shares and value realized by each of the executive officers named in the tables above upon the exercise of options and the value of the outstanding options held by such officers at December 31, 1999:

                             Share                   Number of Securities            Value of Unexercised
                          Acquired on    Value      Underlying Unexercised           In-The-Money Options
Name                       Exercise   Realized(1) Options at Fiscal Year-End         at Fiscal Year-End(2)
----                      ----------- ----------- ------------------------------   -------------------------
                                                  Exercisable     Unexercisable    Exercisable Unexercisable
                                                  -------------   --------------   ----------- -------------
A. Nathaniel Goldhaber..        --          --                --               --          --         --
Steven M. Farber........        --          --            199,406              --  $ 3,044,147        --
Gary Fitts..............    200,000    $777,000            33,333          100,000 $   589,161   $994,000
Michael Koifman.........        --          --            133,333           50,000 $ 2,328,661   $497,000
Daniel W. Berger........        --          --            133,333          100,000 $ 2,038,646   $994,000

--------
(1) Amounts disclosed in this column do not reflect amounts actually received by the named executive officers but are calculated based on the difference between the fair market value on the date of exercise of the options and the exercise price of the options. The named executive officers will receive cash only if and when they sell the common stock issued upon exercise of the options, and the amount of cash received by such individuals is dependent on the price of Cybergold's common stock at the time of such sale.

(2) Based on the fair market value of Cybergold's common stock as of December 31, 1999, of $17.6875 per share as reported on the Nasdaq National Market, less the exercise price payable upon exercise of such options.

Stock Plans

1999 Omnibus Equity Incentive Plan

   Share Reserve. Our board of directors adopted our 1999 Omnibus Equity Incentive Plan, and the stockholders approved the plan in 1999. We have reserved 1,500,000 shares of our common stock for issuance under the 1999 Omnibus Equity Incentive Plan. Any shares not yet issued under our 1996 Stock Option Plan as of the date of this offering will also be available for grant under the 1999 Omnibus Equity Incentive Plan. On January 1 of each year, starting with the year 2000, the number of shares in the reserve will automatically increase by 5% of the total number of shares of common stock that are outstanding at that time or, if less, by 1,500,000 shares. In general, if options or shares awarded under the 1999 Omnibus Equity Incentive Plan or

1996 Stock Option Plan are forfeited, then those options or shares will again become available for awards under the 1999 Omnibus Equity Incentive Plan.

   Administration. The compensation committee of our board of directors administers the 1999 Omnibus Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to the interpretation and operation of our 1999 Omnibus Equity Incentive Plan. The committee has the discretion to determine who will receive an award, what type of award it will be, how many shares will be covered by the award, what the vesting requirements will be (if any), and what the other features and conditions of each award will be. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

   Eligibility. The following groups of individuals are eligible to participate in the 1999 Omnibus Equity Incentive Plan:

  . Employees,

  . Members of our board of directors who are not employees, and

  . Consultants.

   Types of Award. The 1999 Omnibus Equity Incentive Plan provides for the following types of award:

  . Incentive stock options to purchase shares of our common stock,

  . Nonstatutory stock options to purchase shares of our common stock,

  . Restricted shares of our common stock,

  . Stock appreciation rights, and

  . Stock units.

   Options. An optionee who exercises an incentive stock option may qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986. On the other hand, nonstatutory stock options do not qualify for such favorable tax treatment. The exercise price for incentive stock options granted under the 1999 Omnibus Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. In the case of nonstatutory stock options, the minimum exercise price is 85% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

  . Cash,

  . Shares of common stock that the optionee already owns,

  . A full-recourse promissory note, except that the par value of newly issued shares must be paid in cash,

  . An immediate sale of the option shares through a broker designated by us, or

  . A loan from a broker designated by us, secured by the option shares.

   Options vest at the time or times determined by the compensation committee. In most cases, our options vest over the four-year period following the date of grant. Options generally expire 10 years after they are granted, except that they generally expire earlier if the optionee's service terminates earlier. The 1999 Omnibus Equity Incentive Plan provides that no participant may receive options covering more than 500,000 shares in the same year, except that a newly hired employee may receive options covering up to 1,500,000 shares in the first year of employment.

   Restricted Shares. Restricted shares may be awarded under the 1999 Omnibus Equity Incentive Plan in return for:

  . Cash,

  . A full-recourse promissory note, except that the par value of newly issued shares must be paid in cash,

  . Services already provided to us, and

  . In the case of treasury shares only, services to be provided to us in the future.

Automatic Option Grants

   Initial Grants. Only the non-employee members of our board of directors will be eligible for option grants under the automatic option grant program. Each non-employee director who first joins our board after the effective date of ibis offering will receive an initial option for 15,000 shares. That grant will occur when the director takes office. The initial options vest in full on the first year anniversary of the date of grant.

   Annual Grants. At the time of each of our annual stockholders' meetings, beginning in 2000, each non-employee director who will continue to be a director after that meeting will automatically bc granted an annual option for 7,500 shares of our common stock. However, a new non-employee director who is receiving the 15,000-share initial option will not receive the 7,500-share annual option in the same calendar year. The annual options vest in full on the first year anniversary of the date of grant.

   The exercise price of each non-employee director's option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us. The non-employee directors' options have a 10-year term, except that they expire one year after a director leaves the board (if earlier). If a change in control of Cybergold occurs, a non-employee director's option will become fully vested unless the accounting rules applicable to a pooling of interests preclude acceleration. Vesting also accelerates if the optionee retires after age 65, dies or is disabled.

   Stock Appreciation Rights. We may award stock appreciation rights under the 1999 Omnibus Equity Incentive Plan. Each agreement evidencing stock appreciation rights will inform the holder when such rights may be exercised. Stock appreciation rights may be exercised for shares of common stock, cash or a combination of cash and shares. No participant may receive stock appreciation rights for more than 500,000 shares in the same year, except that a newly hired employee may receive stock appreciation rights for up to 1,000,000 shares.

   Stock Unity. We may award stock units under the 1999 Omnibus Equity Incentive Plan. The stock units may be subject to vesting. Stock units may be settled for shares of common stock, cash or a combination of cash and shares.

   Buy Outs. In our sole discretion, we may offer to buy out for cash an option or authorize an optionee to cash out an option that was previously granted.

   Deferral of Awards. We may permit a participant to have cash that would be paid to the participant for exercise of a stock appreciation right or settlement of a stock unit credited to a deferred compensation account. We may also permit shares that would be delivered for exercise of an option or stock appreciation right converted into an equal number of stock units or converted into amounts that would be credited to a deferred compensation account.

   Change in Control. If a change in control of Cybergold occurs, an option or other award under the 1999 Omnibus Equity Incentive Plan will become fully vested if the option or other award is not assumed by the surviving corporation or its parent or if the surviving corporation or its parent does not substitute another award on substantially the same terms. A change in control includes:

  . A merger of Cybergold after which our own stockholders own 50% or less of the surviving corporation or its parent company,

  . A sale of all or substantially all of our assets,

  . A proxy contest that results in the replacement of more than one-third of our directors over a 24-month period, or

  . An acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to Cybergold (such as a holding company owned by our stockholders).

   Amendments or Termination. Our board may amend or terminate the 1999 Omnibus Equity Incentive Plan at any time. If our board amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 1999 Omnibus Equity Incentive Plan will continue in effect indefinitely, unless the board decides to terminate the plan earlier.

1999 Employee Stock Purchase Plan

   Share Reserve and Administration. Our board of directors adopted our 1999 Employee Stock Purchase Plan, and our stockholders approved of the plan in 1999. Our 1999 Employee Stock Purchase Plan is intended to qualify under
Section 423 of the Internal Revenue Code. We have reserved 300,000 shares of our common stock for issuance under the plan. On January 1 of each year, starting with the year 2000, the number of shares in the reserve will be automatically increased by 500,000 shares. Our compensation committee of our board of directors administers the plan.

   Eligibility. All of our employees are eligible to participate if they arc employed by us for more than 20 hours per week and for more than five months per year. Eligible employees may begin participating in the 1999 Employee Stock Purchase Plan at the start of any offering period. Each offering period lasts 24 months. Overlapping offering periods start on May 1 and November 1 of each year. However, the first offering period will start on the effective date of this offering and end on October 31, 2001.

   Amount of Contributions. Our 1999 Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 15% of the employee's cash compensation. Purchases of our common stock will occur on April 31 and October 31 of each year. Each participant may purchase up to 750 shares on any purchase date (1,500 shares per year). But the value of the shares purchased in any calendar year (measured as of the beginning of the applicable offering period) may not exceed $25,000.

   Purchase Price. The price of each share of common stock purchased under our 1999 Employee Stock Purchase Plan will be 85% of the lower of.

  . The fair market value per share of common stock on the date immediately before the first day of the applicable offering period, or

  . The fair market value per share of common stock on the purchase date.

   In the case of the first offering period, the price per share under the plan will be 85% of the lower of:

  . The price per share to the public in this offering, or

  . The fair market value per share of common stock on the purchase date.

   Other Provisions. Employees may end their participation in the 1999 Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with Cybergold. If a change in control of Cybergold occurs, our 1999 Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless the plan is assumed by the surviving corporation or its parent. Our board of directors may amend or terminate the 1999 Employee Stock Purchase Plan at any time. Our Chief Executive Officer also has a limited ability to amend the plan. If our board increases the number of shares of common stock reserved for issuance under the plan (except for the automatic increases described above), it must seek the approval of our stockholders.

Change of Control Arrangements

   All options and other awards granted under our 1996 Stock Option Plan and our 1999 Omnibus Equity Incentive Plan, including options granted to our named executive officers, will become fully vested if a change in control of Cybergold occurs, unless the options or awards are assumed by the surviving corporation or its parent or if the surviving corporation or its parent substitutes comparable options or awards for options or awards granted under our plans.

   In September 1996, we were a party to two agreements by which Mr. Goldhaber sold 66,666 shares of common stock to each of Regis McKenna and Jay Chiat, two of our directors, at a per share purchase price of $0.015, for an aggregate purchase price of $2,000,

Preferred Stock Financings

   We have issued, in private placement transactions, shares of our preferred stock as follows: an aggregate of 1,999,998 shares of Series A preferred stock in July and September of 1996 at a purchase price of $1.50 per share, 1,394,973 shares of Series B preferred stock in June 1997 at a purchase price of $3.00 per share; 4,189,192 shares of Series C preferred stock in May and August of 1998 at a purchase price of $1.365 per share; and in May 1999, 2,051,275 shares of Series D preferred stock at a purchase price of $3.90 per share, and warrants to purchase an aggregate of 384,611 shares of Series D preferred stock at an exercise price of $4.50 per share. Each share of preferred stock was converted into shares of common stock upon the closing of Cybergold's initial public offering in September 1999. The warrants to purchase Series D preferred stock, if not sooner exercised, were automatically exercised pursuant to net exercise provisions upon the closing of Cybergold's initial public offering.

   The following table summarizes the shares of preferred stock purchased by our chief executive officer and the other four most highly compensated executive officers, directors and 5% stockholders, and entities associated with them, in private placement transactions.

                                          Series A        Series B        Series C          Series D
Investor(1)                            Preferred Stock Preferred Stock Preferred Stock Preferred Stock(4)
-----------                            --------------- --------------- --------------- ------------------
A. Nathaniel Goldhaber...............      833,333         325,774              --           66,666
John D. Steuart......................       16,666           4,294            7,326           7,485
Jay Chiat............................      120,000          44,224           66,666          33,333
Regis P. McKenna.....................       33,333          16,834           36,630          19,084
Peter S. Sealey......................          --            3,333            5,494           1,941
Alafi Capital Company................      650,000         371,218              --          270,274
Alta California Partners, L.P.(2)....          --              --         2,197,802         581,664
VantagePoint Venture Partners,
 1996(3).............................          --              --         1,648,352         581,664

--------
(1) Shares held by affiliated persons and entities have been aggregated. See "Security Ownership of Certain Cybergold Beneficial Owners and Management."

(2) Includes shares hold by Alta Embarcadero Partners, LLC. Garrett P. Gruener, one of our directors, is a general partner of the general partner of Alta California Partners, L.P. and a member of Alta Embarcadero Partners, LLC.

(3) Alan Salzman, one of our directors, is a managing partner of VantagePoint Venture Partners, 1996.

(4) Includes warrants to purchase Series D preferred stock.

   We believe that the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates, will be approved by a majority of the board of directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

    Security Ownership of Certain Cybergold Beneficial Owners and Management

   The following table sets forth information with respect to the beneficial ownership of Cybergold's outstanding capital stock as of December 31, 1999 with respect to:

  . each of Cybergold's directors;

  . the chief executive officer and each of our named executive officers;

  . each stockholder known by Cybergold to be the beneficial owner of more than 5% of the outstanding shares of common stock; and

  . all of Cybergold's executive officers and directors as a group.


                                                            Shares Beneficially  Approximate Percent
Name                                                             Owned(1)       Beneficially Owned(2)
----                                                        ------------------- ---------------------
A. Nathaniel Goldhaber(3)..................................      4,812,441              22.48%
Entities affiliated with Alta California Partners,
 L.P.(4)...................................................      2,712,351              12.67%
VantagePoint Venture Partners, 1996(5).....................      2,230,016              10.42%
Alafi Capital Company(6)...................................      1,291,492               6.03%
Gary Fitts(7)..............................................        233,333               1.09%
Christopher D. Alafi, Ph.D.(6).............................      1,291,492               6.03%
Jay Chiat..................................................        373,710               1.75%
Garrett P. Gruener(4)......................................      2,712,351              12.67%
Regis P. McKenna(8)........................................        217,011               1.01%
Alan Salzman(5)............................................      2,230,016              10.42%
Peter S. Sealey, Ph.D.(9)..................................         77,434                  *
Steven F. Farber(10).......................................        199,406                  *
Daniel W. Berger(11).......................................        133,332                  *
Michael Koifman(12)........................................        133,333                  *
All Directors and officers as a group (14 persons)(13).....     12,797,360              59.69%

--------
  * Represents beneficial ownership of less than 1%.

 (1) To the Company's knowledge, except as set forth in the footsteps to this table, and subject to applicable community property laws, each person named in this table has sole voting and investment power with respect to the shares set forth opposite such person's name.

 (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable on or before June 26, 2000, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. On April 26, 2000, there were 21,438,180 shares of the Company's common stock outstanding. Options granted to Directors under the Company's 1996 Employee Stock Option Plan are immediately exercisable; however any shares purchased under such options are subject to repurchase by the Company, upon the director's cessation of Board service as a director prior to vesting in those shares. Such options vest, and the Company's repurchase rights lapse, annually over a period of three years commencing on the first anniversary of the grant date.

 (3) Includes 560,000 shares of common stock, which Mr. Goldhaber has transferred to trusts for family members.

 (4) Includes 2,586,153 shares beneficially owned by Alta California Partners, L.P., and 59,083 shares beneficially owned by Alta Embarcadero Partners LLC. Of these shares, a total of 67,115 are issuable upon exercise of warrants. Garrett P. Gruener, one of our Directors, is a general partner of the general partner Alta California Partners, L.P. and a member of Alta Embarcadero Partners LLC. The address of

     Alta California Partners, L.P. and Alta Embarcadero Partners LLC is One Embarcadero Center, Suite 4050, San Francisco, CA 94111. Mr. Gruener disclaims beneficial ownership of the shares held by Alta California Partners, L.P. and Alta Embarcadero Partners LLC, except to the extent of his pecuniary interest therein.

 (5) Alan Salzman, one of our Directors, is a managing partner of VantagePoint Venture Partners, 1996. The address of VantagePoint Venture Partners, 1996 is 1001 Bayhill Drive, Suite 100, San Bruno, CA 94066. Mr. Salzman disclaims beneficial ownership of the shares held by VantagePoint Venture Partners, 1996, except to the extent of his pecuniary interest therein.

 (6) Christopher Alafi, one of our Directors until his resignation on April 28, 2000, is a general partner of Alafi Capital Company. The address of Alafi Capital Company is 9 Commodore Drive, Suite 405, Emeryville, CA 94608. Dr. Alafi disclaims beneficial ownership of the shares held by Alafi Capital Company, except to the extent of his pecuniary interest therein.

 (7) Includes 33,333 shares of common stock issuable upon exercise of immediately exercisable options, none of which are subject to our right of repurchase.

 (8) Includes 46,666 shares of common stock issuable upon exercise of immediately exercisable options, none of which are subject to our right of repurchase.

 (9) Includes 16,389 shares of common stock issuable upon exercise of immediately exercisable options, none of which are subject to our right of repurchase.

(10) Includes 199,406 shares of common stock issuable upon exercise of immediately exercisable options, none of which are subject to our right of repurchase. Mr. Farber resigned his position on February 10, 2000.

(11) Includes 133,332 shares of common stock issuable upon exercise of immediately exercisable options, 87,501 shares of which are subject to our right of repurchase on or before June 26, 2000.

(12) Includes 133,333 shares of common stock issuable upon exercise of immediately exercisable options, 80,556 shares of which are subject to our right of repurchase on or before June 26, 2000.

(13) Includes 792,457 shares of common stock issuable upon exercise of immediately exercisable options, 265,629 shares of which are subject to our right of repurchase on or before June 26, 2000.

                                 LEGAL OPINION

   The validity of the shares of MyPoints common stock offered by this proxy statement/prospectus will be passed upon for MyPoints by Wilson Sonsini Goodrich & Rosati, Professional Corporation. As of December 31, 1999, investment partnerships and a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially owned an aggregate of 149,720 shares of common stock of MyPoints. Mario M. Rosati, one of our directors and our secretary, and Christopher D. Mitchell, our assistant secretary, are members of Wilson Sonsini Goodrich & Rosati. Of these shares, 16,666 are issuable upon exercise of options held by Mr. Rosati, which options have an exercise price of $0.10 per share.

   Certain of the United States federal tax consequences to Cybergold stockholders will be passed upon by Morrison & Foerster, LLP.

                                    EXPERTS

   The financial statements of MyPoints, Inc. as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 appearing in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The audited consolidated financial statements of Cybergold, Inc. included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

   The financial statements of itarget as of December 31, 1999 and for each of the two years in the period ended December 31, 1999 included in this registration statement have been included in reliance on the report of Singer Lewak Greenbaum & Goldstein LLP, independent accountants, given on authority of that firm as experts in auditing and accounting.

                             STOCKHOLDER PROPOSALS

   Under Rule 14a-8 of the Exchange Act, MyPoints stockholders may present proper proposals for inclusion in MyPoints's proxy statement and for consideration at the next annual meeting of its stockholders by submitting such proposals to MyPoints in a timely manner. In order to be so included for the 2000 annual meeting, stockholder proposals must have already been received by MyPoints and must have otherwise complied with the requirements of Rule 14a-8.

   Under Rule 14a-8 of the Exchange Act, Cybergold stockholders may present proper proposals for inclusion in Cybergold's proxy statement and for consideration at the next annual meeting of its stockholders by submitting such proposals to Cybergold in a timely manner. In order to be so included for the 2000 annual meeting, stockholder proposals must have already been received by Cybergold and must have otherwise complied with the requirements of Rule 14a-8.

                      WHERE YOU CAN FIND MORE INFORMATION

        Reports, proxy statements and other Reports, proxy statements and other
        information concerning MyPoints     information regarding Cybergold
        may be inspected at:                may be inspected at:

        The National Association of         The National Association of
        Securities Dealers                  Securities Dealers
        1735 K Street, N.W.                 1735 K Street, N.W.
        Washington, D.C. 20006              Washington, D.C. 20006

        Requests for documents relating     Requests for documents relating to
        to MyPoints should be directed to:  Cybergold should be directed to:

        MyPoints, Inc.                      Cybergold, Inc.
        100 California Street               1330 Broadway
        12th Floor                          12th Floor
        San Francisco, CA 94111             Oakland, CA 94612
        (415) 676-3700                      (510) 302-3000

   MyPoints files reports, proxy statements and other information with the SEC. Copies of its reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC:

     Judiciary Plaza          Citicorp Center          Seven World Trade Center
     Room 1024                500 West Madison Street  13th Floor
     450 Fifth Street, N.W.   Suite 1400               New York, New York 10048
     Washington, D.C. 20549   Chicago, Illinois 60661

   Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding each of us. The address of the SEC website is http://www.sec.gov.

   MyPoints has filed a registration statement under the Securities Act with the SEC with respect to MyPoints's common stock to be issued to Cybergold stockholders in the merger. This proxy statement/ prospectus constitutes the prospectus of MyPoints filed as part of the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the SEC. You may inspect and copy the registration statement at any of the addresses listed above.

   This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the MyPoints common stock or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make the offer, solicitation of an offer or proxy solicitation in that jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities means, under any circumstances, that there has been no change in the information set forth or incorporated in this document by reference or in its affairs since the date of this proxy statement/ prospectus. The information contained in this document with respect to Cybergold and its subsidiaries was provided by Cybergold. The information contained in this document with respect to MyPoints was provided by MyPoints.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
MYPOINTS.COM, INC. FINANCIAL STATEMENTS

Report of Independent Accountants........................................ F-2

Consolidated Balance Sheets.............................................. F-3

Consolidated Statements of Operations.................................... F-4

Consolidated Statement of Stockholders' Equity........................... F-5

Consolidated Statements of Cash Flows.................................... F-6

Notes to Consolidated Financial Statements............................... F-7

MYPOINTS.COM, INC, UNAUDITED CONDENSED FINANCIAL STATEMENTS FOR
 THREE MONTHS ENDED MARCH 31, 1999 AND 2000

Consolidated Balance Sheets.............................................. F-20

Consolidated Statements of Operations.................................... F-21

Consolidated Statement of Stockholders' Equity........................... F-22

Consolidated Statements of Cash Flows.................................... F-23

Notes to Consolidated Financial Statements............................... F-24

CYBERGOLD, INC. FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
 1997, 1998 AND 1999 AND THE THREE MONTHS ENDED MARCH 31, 1999 AND 2000

Reports of Independent Public Accountants................................ F-27

Consolidated Balance Sheets.............................................. F-29

Consolidated Statements of Operations.................................... F-30

Consolidated Statement of Stockholders' Equity (Deficit)................. F-31

Consolidated Statements of Cash Flows.................................... F-32

Notes to Consolidated Financial Statements............................... F-33

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
MyPoints.com, Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of MyPoints.com, Inc. (formerly Intellipost Corporation) at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /s/ PricewaterhouseCoopers LLP

January 26, 2000
San Francisco, California

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)

                                                               December 31,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
                          ASSETS
                          ------

Current assets:
  Cash and cash equivalents................................  $  5,089  $ 21,792
  Accounts receivable, net.................................       586    12,500
  Unbilled receivables, net................................       413       257
  Deposits and prepaid expenses............................       220     1,702
  Other current assets.....................................       --        484
                                                             --------  --------
   Total current assets....................................     6,308    36,735
Intangible assets..........................................    10,888     7,757
Restricted cash............................................       --      2,208
Property and equipment, net................................     1,041     8,891
Other assets...............................................        69        78
                                                             --------  --------
   Total assets ...........................................  $ 18,306  $ 55,669
                                                             ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------

Current liabilities:
  Accounts payable and accrued liabilities.................  $  1,702  $ 13,842
  Notes payable, current portion...........................       143       327
  Obligations under capital leases, current portion........        91       105
  Other current liabilities................................       479       --
  Deferred revenue.........................................       631     1,873
  Software license liability, current portion..............       842       --
  Points redemption liability..............................     2,727     9,640
                                                             --------  --------
   Total current liabilities...............................     6,615    25,787
Notes payable, less current portion........................       179       932
Long-term debt.............................................       240       --
Obligations under capital leases, less current portion.....       207        97
Software license liability, less current portion...........     1,782       --
                                                             --------  --------
                                                                9,023    26,816
Commitments and contingencies (Note 10)

Stockholders' equity:
  Preferred stock, $0.001 par value; 0 and 10,000,000
   shares authorized at December 31, 1998 and 1999,
   respectively; none issued and outstanding at December
   31, 1998 and 1999.......................................       --        --
  Convertible preferred stock, $0.001 par value; 15,500,000
   and 0 shares authorized at December 31, 1998 and 1999,
   respectively; 10,388,315 and 0 shares issued and
   outstanding at December 31, 1998 and 1999,
   respectively............................................        10       --
  Common stock, $0.001 par value; 100,000,000 shares
   authorized; 6,015,727 and 25,924,533 shares issued and
   outstanding at December 31, 1998 and 1999,
   respectively............................................         6        26
  Additional paid-in capital...............................    22,851    96,711
  Stock subscription receivable............................      (350)      --
  Deferred stock-based compensation .......................    (2,012)   (9,406)
  Accumulated deficit .....................................   (11,222)  (58,478)
                                                             --------  --------
   Total stockholders' equity..............................     9,283    28,853
                                                             --------  --------
     Total liabilities and stockholders' equity............  $ 18,306  $ 55,669
                                                             ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                   Years Ended December 31,
                                                   --------------------------
                                                    1997     1998      1999
                                                   -------  -------  --------
Revenue:
  Advertising..................................... $   151  $ 1,286  $ 23,526
  License.........................................     --       --        614
                                                   -------  -------  --------
    Total revenue.................................     151    1,286    24,140
                                                   -------  -------  --------
Cost of revenue:
  Advertising.....................................      78    1,121     7,212
  License.........................................     --       --        195
                                                   -------  -------  --------
    Total cost of revenue.........................      78    1,121     7,407
                                                   -------  -------  --------
  Gross profit....................................      73      165    16,733
                                                   -------  -------  --------
Operating expenses:
  Technology costs................................     560    1,520     8,665
  Sales and marketing expenses....................   1,669    4,513    30,247
  General and administrative expenses.............     712    2,028     9,601
  Amortization of intangible assets...............     --       275     3,116
  Stock-based compensation........................      77      158     3,054
                                                   -------  -------  --------
    Total operating expenses......................   3,018    8,494    54,683
                                                   -------  -------  --------
Operating loss....................................  (2,945)  (8,329)  (37,950)
Interest income...................................      64       87       633
Interest expense and other, net...................      (8)     (24)     (139)
                                                   -------  -------  --------
    Net loss......................................  (2,889)  (8,266)  (37,456)
Dividend related to beneficial conversion feature
 of preferred stock...............................     --       --     (9,800)
                                                   -------  -------  --------
    Net loss attributable to common stockholders.. $(2,889) $(8,266) $(47,256)
                                                   =======  =======  ========
Net loss per share:
  Basic and diluted............................... $ (2.56) $ (4.37) $  (3.53)
                                                   =======  =======  ========
  Weighted average shares -- basic and diluted....   1,127    1,890    13,397
                                                   =======  =======  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              MYPOINTS.COM, INC.
                      (FORMERLY INTELLIPOST CORPORATION)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (In thousands)

                               Preferred Stock
                                 Convertible     Common Stock   Additional    Stock       Deferred
                               ----------------  --------------  Paid-in   Subscription Stock-Based  Accumulated
                               Shares   Amount   Shares  Amount  Capital    Receivable  Compensation   Deficit    Total
                               -------  -------  ------  ------ ---------- ------------ ------------ ----------- --------
BALANCE, JANUARY 1, 1997.........3,000..$.....3...2,500...$.3.   $ 1,475     $    (2)     $   --      $    (67)  $  1,412
Issuance of Series B
preferred stock for cash, net
of issuance costs of $4 .....      500        1                      496                                              497
Receipt of subscription
receivable from common
stock........................                                                      2                                    2
Issuance of Series C
preferred stock for cash, net
of issuance costs of $7 .....    2,400        2                    3,591                                            3,593
Deferred stock-based
compensation.................                                        465                     (388)                     77
Net loss.....................                                                                           (2,889)    (2,889)
                               -------  -------  ------   ---    -------     -------      -------     --------   --------
BALANCE, DECEMBER 31, 1997...    5,900        6   2,500     3      6,027         --          (388)      (2,956)     2,692
Issuance of Series C
preferred stock for cash, net
of issuance costs of $6 .....      527                               784                                              784
Issuance of common stock upon
exercise of stock options ...                        96                9                                                9
Issuance of stock options to
non-employees for services ..                                         13                                               13
Issuance of warrants to non-
employees ...................                                         12                                               12
Issuance of Series D
preferred stock for cash, net
of issuance costs of $12.....    2,748        3                    5,646        (350)                               5,299
Issuance of Series D
preferred stock, net of
issuance costs of $28,
pursuant to an acquisition ..    1,214        1                    2,939                                            2,940
Issuance of common stock
pursuant to an acquisition ..                     3,600     3      5,375                                            5,378
Issuance of stock options
pursuant to an acquisition ..                                        264                                              264
Deferred stock-based
compensation.................                                      1,782                   (1,624)                    158
Net loss.....................                                                                           (8,266)    (8,266)
Repurchase of common stock ..                      (181)                                                              --
                               -------  -------  ------   ---    -------     -------      -------     --------   --------
BALANCE, DECEMBER 31, 1998...   10,389       10   6,015     6     22,851        (350)      (2,012)     (11,222)     9,283
Issuance of common stock for
cash, net of issuance costs
of $1,575 ...................                     5,811     6     41,199                                           41,205
Receipt of subscription
receivable from Series D
preferred stock..............                                                    350                                  350
Issuance of Series E
preferred stock for cash, net
of issuance costs of $50 ....    2,000        2                    9,948      (9,950)                                 --
Issuance of warrants ........                                        807                                              807
Receipt of subscriptions
receivable from Series E
preferred stock..............                                                  9,950                                9,950
Beneficial conversion feature
related to issuance of
preferred stock .............            (9,800)                   9,800                                              --
Dividend related to
beneficial conversion feature
of preferred stock...........             9,800                                                         (9,800)       --
Exercise of warrants for cash
 .............................                       704     1      1,449                                            1,450
Cashless exercise of warrants
 .............................                       503     1                                                           1
Exercise of stock options for
cash ........................                       478              209                                              209
Exercise of stock options for
note receivable .............                        25                                                               --
Conversion of preferred stock
to common stock .............  (12,389)     (12) 12,389    12                                                         --
Net loss.....................                                                                          (37,456)   (37,456)
Deferred stock-based
compensation.................                                     10,448                   (7,394)                  3,054
                               -------  -------  ------   ---    -------     -------      -------     --------   --------
BALANCE AT DECEMBER 31,
1999.........................      --   $   --   25,925   $26    $96,711     $   --       $(9,406)    $(58,478)  $ 28,853
                               =======  =======  ======   ===    =======     =======      =======     ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                 Years Ended December 31,
                                                -----------------------------
                                                  1997      1998      1999
                                                --------  --------  ---------
Cash flows from operating activities:
 Net loss ..................................... $ (2,889) $ (8,266) $ (37,456)
Adjustments to reconcile net loss to net cash
 used in operating activities:
 Depreciation and amortization.................       70       555      4,901
 Provision for bad debts.......................      --         60      1,228
 Points redemption liability...................      519     1,732      6,913
 Barter revenues, net..........................      (20)      (59)        67
 Issuance of stock options to non-employees
  for services.................................      --         15        --
 Stock-based compensation......................       77       158      3,054
Changes in operating assets and liabilities:
 Accounts receivable and unbilled
  receivables..................................     (116)     (639)   (12,986)
 Deposits and prepaid expenses.................        2      (138)    (1,482)
 Other assets..................................      --        (28)       (61)
 Accounts payable, accrued and other
  liabilities..................................       52       878      9,679
 Deferred revenue..............................      --        258      1,242
                                                --------  --------  ---------
   Net cash used in operating activities.......   (2,305)   (5,474)   (24,901)
                                                --------  --------  ---------
Cash flows from investing activities:
 Purchase of property and equipment............     (353)     (358)    (7,191)
 Proceeds received pursuant to acquisition.....      --      1,747        --
 Restricted cash...............................      --        --      (2,208)
                                                --------  --------  ---------
   Net cash (used in) provided by investing
    activities.................................     (353)    1,389     (9,399)
                                                --------  --------  ---------
Cash flows from financing activities:
 Proceeds from issuance of preferred stock,
  net of issuance costs .......................    4,090     6,084     10,300
 Proceeds from issuance of common stock........        2       --      41,205
 Bank overdraft................................       54       (54)       --
 Borrowings under line of credit...............      100       400        --
 Repayments of borrowings......................      (18)     (160)      (695)
 Repayments of software license................      --        --      (2,624)
 Principal payments under capital lease
  obligations..................................      --        (53)       (96)
 Borrowings under capital lease line...........      --        --       1,254
 Exercise of stock options.....................      --          9        209
 Exercise of warrants..........................      --        --       1,450
                                                --------  --------  ---------
   Net cash provided by financing activities...    4,228     6,226     51,003
                                                --------  --------  ---------
   Net increase in cash and cash equivalents...    1,570     2,141     16,703
Cash and cash equivalents, beginning of
 period........................................    1,378     2,948      5,089
                                                --------  --------  ---------
Cash and cash equivalents, end of period....... $  2,948  $  5,089  $  21,792
                                                ========  ========  =========
Supplemental disclosure of cash flow
 information:
 Cash paid during the period for interest...... $     12  $     34  $     194
                                                ========  ========  =========
Noncash transactions:
 Equipment acquired under capital leases....... $     22  $    329  $     139
                                                ========  ========  =========
 Cashless exercise of warrants................. $    --   $    --   $   1,407
                                                ========  ========  =========
 Conversion of preferred stock to common
  stock........................................ $    --   $    --   $      12
                                                ========  ========  =========
 Exercise of stock options for notes
  receivable................................... $    --   $    --   $     200
                                                ========  ========  =========
 Exchange of advertising services.............. $     20  $    128  $      85
                                                ========  ========  =========
 Issuance of capital stock for business
  acquisition.................................. $    --   $ (8,582) $     --
                                                ========  ========  =========
 Stock subscription receivable................. $    --   $    350  $     --
                                                ========  ========  =========
 Stock options issued to non-employees......... $    --   $    277  $     --
                                                ========  ========  =========
 Warrants issued to non-employees.............. $    --   $     12  $     807
                                                ========  ========  =========
 Deferred stock compensation from issuance of
  options...................................... $    465  $  1,782  $  10,448
                                                ========  ========  =========
 Disposal of fully depreciated assets.......... $    --   $    --   $      54
                                                ========  ========  =========
 Property and equipment included in accounts
  payable...................................... $    --   $    --   $   1,982
                                                ========  ========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

   MyPoints.com, Inc. (formerly Intellipost Corporation) and its wholly owned subsidiaries (together, the "Company") was founded in November 1996. The Company offers advertisers the ability to target internet users enrolled as members of its direct marketing and loyalty programs. The Company's programs award enrolled members reward points for responding to advertisements. Rewards points may be redeemed by members for promotional awards provided by the Company. The Company has determined that it does not have any separately reportable business segments as of December 31, 1999.

2. Liquidity

   The Company has sustained net losses and negative cash flows from operations since its inception. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations or to obtain additional funding through public or private equity financing, collaborative or other arrangements with corporate sources, or other sources. Management is seeking to increase revenues through continued marketing of its services while controlling costs to meet working capital needs.

3. Summary of Significant Accounting Policies

 Principles of Consolidation

   The financial statements as of December 31, 1998 and 1999 and for the years then ended are consolidated and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation process.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Such estimates include the levels of valuation allowances for doubtful accounts receivable, deferred taxes, points redemption liability and the value of the Company's capital stock. Actual results could differ from those estimates, and such differences could be material.

 Cash and Cash Equivalents

   Cash equivalents consist of highly liquid investments with original maturities of three months or less.

 Property and Equipment

   Property and equipment are stated at cost and depreciated using the straight-line method over their respective estimated useful lives, which range from three to five years. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the consolidated statement of operations for the period in which it is realized.

 Intangible Assets

   Intangible assets resulting from the acquisition of Enhanced Response Technologies, Inc. ("ERT") and MotivationNet LLC ("MNet") were estimated by management to be primarily associated with the acquired

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

trademark and trade name, customer base, membership base, technology license agreement and other intangible assets. Intangible assets are amortized on a straight-line basis over the estimated periods of benefit which, because of the rapid technological changes occurring in the internet industry and the intense competition for qualified internet professionals, range from six to 60 months (see Note 4--Acquisition).

 Income Taxes

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. A provision for income tax expense is recognized for income taxes payable for the current period, plus the net changes in deferred tax amounts.

 Points Redemption Liability

   Points redemption liability represents the estimated costs associated with the Company's obligation to redeem outstanding points, less an allowance for points expected to expire prior to redemption, which may be converted by enrolled members into various third party gift certificates, frequent travel programs, coupons and other items. Points are awarded to members when they receive and read direct marketing offers delivered by the Company, or purchase goods from the advertisers. The Company is liable for purchasing the rewards provided to members, if and when such members seek to redeem accumulated points upon reaching required redemption thresholds. The cost of points is determined as the weighted average cost of awards that may be redeemed. Under the current program, points are valid through December 31st of the third calendar year following the date they are awarded to a member and may be redeemed at any time prior to expiration. The Company bases its estimate of points that will not be redeemed on an analysis of historical redemption activity and individual member accounts. This analysis is updated quarterly. At December 31, 1998 and December 31, 1999, the allowance for unredeemed points was $563,000 and $2.8 million, respectively. As of December 31, 1999 the gross points redemption liability is $12.4 million.

   Membership development costs include the cost of points awarded to members upon initial enrollment and subsequently for responding to surveys conducted by the Company. Costs are charged to marketing expense as incurred, and amounted to $442,000, $764,000 and $2,274,000 for the years ended December 31, 1997,
1998 and 1999.

 Revenue Recognition

   The Company earns revenues from corporate advertisers by charging fees for sending targeted email to its members. Under the terms of advertising contracts, the Company earns revenues generally based on three components: (1) transmission of email advertisements to enrolled members, (2) receipt of qualified responses to email sent and (3) actual purchases of goods by members over the internet. It is the Company's policy to recognize revenues when email is transmitted to members, when responses are received and when the Company is notified of purchases. Each of these activities are discrete, independent activities, which generally are specified in the advertising sales agreement entered into with the customer. As the earning activities take place, activity measurement data e.g., number of emails sent, and number of responses received is accumulated and the related revenues and unbilled receivables are recorded. Thus, unbilled receivables are recorded as the earning activities for a campaign are being performed.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


   Under new and certain existing advertising contracts and partnerships, the Company sells points to private label partners and advertisers for use in such partners or advertisers' promotional campaigns. The Company is responsible for redeeming member's points upon the balance reaching required thresholds and request by the member recipients of points. Revenues and estimated point costs under these contracts are deferred until the time points are redeemed and an award is provided by the Company. The Company expects that sales of points will likely represent a decreasing percentage of its business in the future, but expects to continue to participate in the sale of points business.

   On December 23, 1998, the Company entered into a license agreement to grant a third party a limited exclusive license to use certain software technology developed by the Company. Under the agreement the Company was required to perform significant customization of the software. The Company accounts for the entire agreement under Accounting Research Bulletin No. 45, Long Term Construction-Type Contracts, using the completed-contract method. Income is recognized upon the third party's acceptance of the software, and all costs and related revenue are reported as deferred items in the balance sheet until that time. During the third quarter of 1999, the Company recognized revenue under this agreement when the custom development work was completed and accepted by the third party.

 Technology Costs

   Product development costs and costs of enhancing existing products are charged to technology costs as incurred. Software development costs are required to be capitalized beginning when a product's technological feasibility has been established by completion of a working model of the product, and ending when the product is available for general release to customers. To date, completion of a working model of the Company's products and general release have substantially coincided. As a result, the Company has not capitalized any software development costs since these costs have not been significant.

 Business Risk and Concentration of Credit Risk

   The Company has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in new and rapidly evolving markets for internet products and services. These risks include the failure to develop and extend the Company's online service brands, the rejection of the Company's services by web consumers and/or advertisers and the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties. Failure to address these risks successfully may have a material adverse impact on the Company's operations and financial position.

   Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, including money market mutual fund accounts, and accounts receivable. The Company deposits its temporary cash investments with two financial institutions and these deposits exceed insured amounts. The Company does not require collateral for accounts receivable, but does evaluate customer creditworthiness and establish allowances as necessary based on management estimates of collectibility.

 Stock-based Compensation

   The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the estimated fair value of the Company's stock and the exercise price of options to purchase that stock.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


 Net Loss Per Share

   The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share, and SEC Staff Accounting Bulletin ("SAB") No. 98. Under the provisions of SFAS No. 128 and SAB No. 98, basic net income per share is computed by dividing the net income available to common stockholders for the period by the weighted average number of vested common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of vested common and common equivalent shares outstanding during the period. However, as the Company generated net losses in all periods presented, common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options and warrants and upon conversion of Series A, Series B, Series C, Series D and Series E convertible preferred stock, are not included in diluted net loss per share because such shares are anti-dilutive.

   The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                                 Years Ended December 31,
                                                -----------------------------
                                                  1997      1998      1999
                                                --------  --------  ---------
   Numerator:
     Net loss ................................. $ (2,889) $ (8,266) $ (37,456)
     Dividend related to beneficial conversion
      feature of preferred stock...............      --        --      (9,800)
                                                --------  --------  ---------
     Net loss attributable to common
      stockholders............................. $ (2,889) $ (8,266) $ (47,256)
                                                ========  ========  =========
   Denominator:
     Weighted average shares...................    2,500     2,856     13,964
     Weighted average unvested common shares
      subject to repurchase agreements.........   (1,373)     (966)      (567)
                                                --------  --------  ---------
     Denominator for basic calculation.........    1,127     1,890     13,397
     Weighted average effect of dilutive
      securities:
       Net effect of dilutive stock options....      --        --         --
       Net effect of dilutive stock warrants...      --        --         --
                                                --------  --------  ---------
     Denominator for diluted calculation.......    1,127     1,890     13,397
                                                ========  ========  =========
   Net loss per share:
     Basic..................................... $  (2.56) $  (4.37) $   (3.53)
                                                ========  ========  =========
     Diluted................................... $  (2.56) $  (4.37) $   (3.53)
                                                ========  ========  =========

 Comprehensive Income

   Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

 Recently Issued Accounting Pronouncement

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

beginning after June 15, 2000 and requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. MyPoints is currently assessing the impact of this statement.

4. Acquisition

   Effective November 30, 1998, the Company agreed to acquire all the outstanding shares of MotivationNet, LLC, and Enhanced Response Technologies, Inc., two companies operating as affiliates under common management. The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their relative fair values on the acquisition date. The fair value of intangible assets was determined using a combination of the income approach and the cost approach.

   The total purchase price of approximately $13.6 million consisted of 3,600,481 shares of the Company's common stock with an estimated fair value of approximately $5.4 million, 1,213,592 shares of the Company's Series D preferred stock with an estimated fair value of approximately $3.0 million, 189,115 vested and 213,703 unvested shares of the Company's stock options, the vested options having an estimated fair value of approximately $264,000, $400,000 in cash and $4.5 million of assumed liabilities. The fair value of the common and preferred stock was estimated by referring to (i) market capitalization ratios of companies with comparable operations and (ii) the most recent independent sales of the Company's stock. All vested common stock options of the acquired companies were exchanged for 189,115 vested common stock options of the Company and have been included in the purchase price based on their fair value. The fair value of the vested common stock options was estimated using the Black-Scholes model with the following weighted average assumptions, deemed fair value of the underlying common stock of $1.49, risk-free interest rate of 4.59%, expected life of 5 years, expected dividend rate of 0%, and volatility rate of 109%. The 213,703 unvested shares of common stock options were included in the Company's 1999 Stock Plan and accounted for in accordance with APB No. 25 and related interpretations. Of the total purchase price, $2.4 million was allocated to tangible assets and $11.2 million to intangible assets, including a technology license agreement of $7.3 million, purchased trademark and trade name of $1.8 million, membership base of $0.8 million, customer base of $0.5 million and workforce of $0.8 million. The intangible assets are being amortized over their estimated useful lives of six to 60 months.

   Among the liabilities assumed in the acquisition was an obligation under a software license agreement. According to the terms of the agreement, the Company is to pay the licensor a royalty, payable in monthly installments of the greater of 3.0% of monthly revenues, or $35,000, up to a maximum cumulative royalty of $4.2 million. The Company recorded the obligation at its estimated fair value as determined by estimated future cash payments, discounted at a market interest rate. The Company had an option to purchase the licensed software at the conclusion of the ten-year license term. Under the agreement, upon the completion of an initial public offering of the Company's stock, the Company was obligated to purchase the rights to the software. The purchase price in this event would be the then existing present value of future required minimum payments. In September 1999, the Company paid approximately $2.6 million to the licensor to complete the purchase of the licensed software.

   Certain portions of the acquisition were structured as a tax-free exchange of stock. Therefore, the differences between the recognized fair values of certain acquired assets, including tangible assets, and their historical tax bases are not deductible for tax purposes.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

   The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 1997 and 1998, as if the acquisition had occurred on January 1, 1997, after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only, do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 1997, and may not be indicative of future operating results (in thousands, except per share amounts):

                                                              1997      1998
                                                             -------  --------
                                                               (unaudited)
   Revenues................................................. $   151  $  1,316
   Operating loss...........................................  (6,899)  (17,826)
   Net loss.................................................  (6,968)  (17,970)
   Net loss per share:
     Basic and diluted...................................... $ (1.49) $  (3.47)
     Weighted average shares -- basic and diluted...........   4,677     5,185

5. Related Party Transactions

   A former member of the Company's Board of Directors founded Targeted Marketing Systems, Inc., a service provider that the Company engaged for creative services to assist in the development of the Company's marketing program and web site. Total payments made to Targeted Marketing Systems amounted to $223,000 in 1997 and none in 1998 or 1999. As of December 31, 1998 and 1999, there were no amounts due to Targeted Marketing Systems.

   One of the Company's directors is also a member of the law firm that has served as the Company's corporate counsel since its inception. From inception through December 31, 1998 and 1999, the Company has incurred a total of $227,737 and $875,000, respectively, in fees to the law firm.

   The Company has entered into a two-year services agreement with Direct Marketing Technology, Inc., a wholly owned subsidiary of Experian, a stockholder of the Company, in which Direct Marketing Technology agreed to provide demographic data and other services for the Company. From inception through December 31, 1998 and December 31, 1999, the Company has incurred a total of $0 and $226,000, respectively, in fees under this agreement.

   During the year ended December 31, 1998, the Company repurchased 181,420 shares of common stock at $0.001 per share from one of its founders as a result of his resignation.

6. Property and Equipment

   Property and equipment are summarized as follows (in thousands):

                                                       December 31, December 31,
                                                           1998         1999
                                                       ------------ ------------
   Computer equipment.................................   $ 1,185      $  6,852
   Computer software..................................       308         2,948
   Furniture and fixtures.............................       152           720
   Leasehold improvements.............................        22           405
                                                         -------      --------
                                                           1,667        10,925
   Accumulated depreciation...........................      (626)       (2,034)
                                                         -------      --------
                                                         $ 1,041      $  8,891
                                                         =======      ========

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

   Depreciation expense amounted to $49,000, $265,000 and $1,462,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

7. Notes Payable

   On January 27, 1997, the Company entered into a promissory note with a bank to borrow $100,000 at an interest rate of prime plus 1.5% (initial rate of 9.75%). The Company was required to make monthly payments of accrued interest beginning in February 1997 and principal payments in 24 equal installments beginning on July 31, 1997. The loan agreement contains certain negative covenants including financial covenants related to minimum liquidity coverage ratios. The loan is collateralized by all of the assets and property of the Company.

   On December 19, 1997, the Company entered into a promissory note with a bank to borrow $400,000 at an interest rate of prime plus 0.5% (initial rate of 8.50%). The Company was required to make 36 equal payments from July 31, 1998 through June 30, 2001. The agreement contains certain negative covenants including financial covenants related to a minimum liquidity coverage ratio and monthly minimum points redemption liability. During 1998, the Company was in default on the monthly minimum points redemption liability balance and the liquidity covenant contained in the agreement. The Company obtained waivers of the earlier violations and was in compliance with these covenants as of December 31, 1999.

   On March 26, 1999, the Company entered into a senior loan and security agreement with a financing company. The lender has committed to finance up to $1.5 million under this capital lease line of which borrowings of $1.1 million were outstanding as of December 31, 1999. These capital lease agreements have terms ranging three to five years with interest rates ranging from 7.2% to 18.0%. Borrowings against this line are collateralized by certain fixed assets of the Company. The agreement contains certain negative covenants including financial covenants related to minimum liquidity coverage ratios.

   Annual maturities of notes payable are as follows (in thousands):

        Year Ending December 31,
        ------------------------
          2000........................................................... $  327
          2001...........................................................    351
          2002...........................................................    327
          2003...........................................................    254
                                                                          ------
                                                                          $1,259
                                                                          ======

8. Capital Structure

   The Company is authorized to issue 100,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $0.001 par value preferred stock. The board of directors has the authority to issue the undesignated preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

 Warrants

   During the year ended December 31, 1998, the Company issued a warrant to purchase 10,000 shares of Series C preferred stock with an exercise price of $1.50 to an equipment leasing company in connection with an equipment lease. The warrant is exercisable until the later of ten years from its issuance date or five years from the initial public offering of the Company's common stock. The fair value of the warrant of $9,500 was estimated using the Black-Scholes model with the following weighted average assumptions, risk-free interest rate of 4.59%, expected life of 5 years, expected dividend rate of 0%, and volatility rate of 109%. The

                              MYPOINTS.COM, INC.
                      (FORMERLY INTELLIPOST CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

estimated fair value of the warrant is accounted for as a deferred asset and is amortized over the lease term of 42 months. In connection with the issuance of Series D preferred stock, the Company issued warrants to the holders of Series D preferred stock to purchase 1,374,028 additional shares of Series D preferred stock with an exercise price of $2.06 per share. The warrants became exercisable three months from the closing date of the Stock Purchase Warrant Agreement and are exercisable for a period up to five years. The Company determined that the fair value of the warrants approximated $1.5 million on the date of grant. The fair value of the warrants was estimated using the Black-Scholes model with the following weighted average assumptions, risk-free interest rate of 4.59%, expected life of five years, expected dividend rate of 0%, and volatility rate of 109%. The estimated fair value of the warrants of $1.5 million is included in additional paid-in capital.

   During May and June 1999, the Company issued warrants in connection with commercial agreements entered into with two third parties. The warrants were fully vested at the date of grant, enable the holders to purchase an aggregate of 150,000 shares of the Company's common stock at a price of $8.00 per share and are exercisable for a period of one year. The fair value of these warrants, estimated at approximately $807,000 using the Black-Scholes valuation model, will be charged to operations over the term of the agreements.

 Common Stock Options

   The Company adopted the 1996 Stock Plan on November 7, 1996, the 1999 Stock Plan on November 13, 1998, and the 1999 Supplemental Stock Plan on December 8, 1999 (together, the "Plans"). The Plans provide for the grant of incentive stock options and nonstatutory stock options to employees and consultants of the Company.

   The Company has reserved 6,485,833 shares of common stock for issuance under the Plans as of December 31, 1999. The Company has granted incentive and nonstatutory stock options with vesting equal to either 25.0% at the first anniversary date and 1/48th per month thereafter or 25.0% immediately with the remainder vesting 1/48th per month thereafter. These options are exercisable for a period of no more than ten years from the date of grant.

   Following is a summary of stock option activity for the years ended December 31, 1997, 1998 and 1999:

                                                                    Weighted
                                                    Outstanding     Average
                                                       Share     Exercise Price
                                                    -----------  --------------
   Outstanding as of January 1, 1997                        --              --
     Granted.......................................     687,166         $ 0.074
     Exercised.....................................         --              --
     Canceled......................................      (2,500)          0.100
                                                     ----------
   Outstanding as of December 31, 1997.............     684,666           0.074
     Granted.......................................   1,079,562           0.210
     Exercised.....................................     (96,174)          0.063
     Canceled......................................    (310,696)          0.114
                                                     ----------
   Outstanding as of December 31, 1998.............   1,357,358           0.173
     Granted.......................................   5,614,630          11.843
     Exercised.....................................    (503,251)          0.804
     Canceled .....................................  (1,080,519)          6.441
                                                     ----------
   Outstanding as of December 31, 1999.............   5,388,218          11.018
                                                     ==========
   Options vested as of December 31, 1999 .........  1,099,989          $ 4.811
                                                     ==========

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


   The following table summarizes information about stock options outstanding at December 31, 1998 and 1999:

                                   Options Outstanding at       Options Exercisable at
                                      December 31, 1998           December 31, 1998
                              --------------------------------- -------------------------
                                            Average    Weighted               Weighted
                                           Remaining   Average                Average
                                Number    Contractual  Exercise   Number      Exercise
   Range of Exercise Prices   Outstanding Life (Years)  Price     Vested       Price
   ------------------------   ----------- ------------ -------- ------------ ------------
   $0.05-$0.15.............      577,166      8.24     $ 0.084       214,214 $    0.081
   $0.20-$0.26.............      780,192      9.11       0.240        40,371      0.219
                                ---------                       ------------
                                1,357,358     8.74     $ 0.173       254,585 $    0.103
                                =========                       ============


                                   Options Outstanding at       Options Exercisable at
                                      December 31, 1999           December 31, 1999
                              --------------------------------- -------------------------
                                            Average    Weighted               Weighted
                                           Remaining   Average                Average
                                Number    Contractual  Exercise   Number      Exercise
   Range of Exercise Prices   Outstanding Life (Years)  Price     Vested       Price
   ------------------------   ----------- ------------ -------- ------------ ------------
   $ 0.05-$ 0.15...........       290,074     7.52     $ 0.073       265,041   $ 0.063
   $ 0.20-$ 0.26...........       457,259     8.89       0.249       344,912     0.255
   $ 1.00-$ 5.00...........     1,267,300     9.09       1.452        78,043     1.041
   $ 8.00..................     2,141,785     9.42       8.000       352,149     8.000
   $12.37-$88.50...........     1,231,800     9.90      32.682        59,844    38.250
                                ---------                       ------------
                                5,388,218              $11.018     1,099,989   $ 4.811
                                =========                       ============

   The Company accounts for the Plans in accordance with APB No. 25 and related Interpretations and complies with the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. In connection with certain stock option grants during the years ended December 31, 1997, 1998 and 1999, the Company recognized unearned compensation that is being amortized over the four-year vesting periods of the related options. Amortization expense recognized during the years ended December 31, 1997, 1998 and 1999 totaled $77,000, $158,000, and $3,054,000, respectively.

   In accordance with SFAS No. 123, the fair value of employee stock option grants has been estimated on the date of grant using the minimum value model for grants in 1997 and 1998. For grants in 1999, the fair value has been estimated using the Black-Scholes Option Pricing Model.

   The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options and warrants that have no vesting restrictions and are fully transferable. In addition, valuation models require the input of highly subjective assumptions, including the expected stock volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Utilizing the minimum value model, the weighted average fair value of employee stock options granted during 1997 and 1998 was $0.53 and $2.27, respectively. Utilizing the Black-Scholes Option Pricing Model, the weighted average fair value of employee stock options granted during 1999 was $11.59 per share.

                              MYPOINTS.COM, INC.
                      (FORMERLY INTELLIPOST CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


   The following assumptions were used in determining the fair value of options granted and warrants issued:

                                                           December 31,
                                                      -------------------------
                                                       1997     1998     1999
                                                      -------  -------  -------
   Risk-free interest rates..........................    5.72%    4.59%    5.17%
   Expected life..................................... 5 years  5 years  5 years
   Dividends.........................................     --       --       --
   Volatility........................................     --       --       109%

   Had compensation cost for the Plans been determined based on fair value at the grant date consistent with the method prescribed by SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts below (in thousands):

                                                   Years Ended December 31,
                                                  -----------------------------
                                                    1997      1998      1999
                                                  --------  --------  ---------
   Net loss as reported.......................... $ (2,889) $ (8,266) $ (47,256)
   Net loss pro forma............................ $ (2,890) $ (8,291) $ (54,370)

 Other

   A portion of the common stock issued to the Company's founders at inception is subject to restricted stock purchase agreements which provide that one-third of the Company's repurchase right lapses on the vesting start date and 1/48th of the Company's remaining repurchase right lapses at the end of the each month thereafter. Upon a merger or sale of the Company, one-half of the remaining shares subject to the Company's right of repurchase will become vested.

9. Employee Benefit Plans

   In February 1997, the Company established a 401(k) Savings Plan (the "401(k) Plan") that covers substantially all employees. Under the 401(k) Plan, employees are permitted to contribute a portion of gross compensation not to exceed standard limitations provided by the Internal Revenue Service. Discretionary contributions may be made by the Company; however, no contributions have been made to date.

   In March 1999, the Company adopted an employee stock purchase plan effective on the date of the prospectus for the Company's initial public offering. A total of 200,000 shares is reserved for issuance under the plan.

   In April 1999, the Company adopted the senior management incentive plan. The terms of this plan apply to discretionary option grants to executive officers under the 1999 Stock Plan. In 1999, options to purchase a total of 690,000 shares with exercise prices of $8.00 per share were granted under this senior management incentive plan.

10. Commitments and Contingencies

 Leases

   The Company leases office space and equipment under capital and noncancelable operating leases with various expiration dates through the year 2004. Rent expense amounted to $57,000, $180,000 and $775,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


   Future minimum lease payments under noncancelable capital leases and operating leases are as follows (in thousands):

   Year Ending December 31,   Capital Leases Operating Leases
   ------------------------   -------------- ----------------
     2000....................     $ 118          $ 1,135
     2001....................       100            2,127
     2002....................       --             2,180
     2003....................       --             2,231
     2004....................       --             2,067
     Thereafter..............       --             4,250
                                  -----          -------
   Total minimum lease
    payments.................       218          $13,990
                                                 =======
   Less amount representing
    interest.................        16
                                  -----
   Present value of capital
    lease obligations........       202
   Less current portion......       105
                                  -----
   Long-term portion.........     $  97
                                  =====

 Legal

   The Company has received three claims of alleged infringement. In October 1998, the Company was notified by an online incentives company that it believes the Company was infringing its patent rights. The Company has entered into a settlement agreement with the third party, which provides for an upfront payment of approximately $65,000 plus ongoing royalties based on a percentage of the value of points issued to members. A second claim was made by a third party and the Company is currently in the process of negotiating the settlement of this claim. If the claim cannot be resolved through a license or similar arrangement, the Company could become party to litigation. Also, in July 1999, the Company received an infringement claim from a third party, along with an offer to grant a license to the Company at a cost that would not be material. To the Company's knowledge, no litigation has been filed based on this claim.

   In the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. After reviewing pending and threatened actions and proceedings with counsel, management believes that the outcome of such actions or proceedings is not expected to have a material adverse effect on the financial position or results of operations of the Company.

11. Income Taxes

   As of December 31, 1998 and December 31, 1999, the Company had net operating loss carryforwards of approximately $7,810,000 and $27,332,000 for federal income tax purposes, and $7,820,000 and $27,371,000 for state income tax purposes, respectively. The federal and state net operating loss carryforwards begin to expire in the years 2011 and 2004, respectively.

   The Company's ability to utilize its net operating loss carryforwards to offset any future taxable income may be restricted as a result of equity transactions that give rise to changes in ownership as defined in the Tax Reform Act of 1986. These restrictions may limit, on an annual basis, the Company's future use of its net operating loss carryforwards and research and experimentation credit carryforwards.

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


   A reconciliation of the provision for income taxes to the federal statutory rate of 34% is as follows:

                             Years Ended December 31,
                            ------------------------------
                              1997       1998       1999
                            --------   --------   --------
   Tax at statutory rate...        34%        34%        34%
   State taxes, net of
    federal benefit........         6          6          6
   Permanent differences...        (2)        (1)        (2)
   Valuation allowance.....       (38)       (39)       (38)
                             --------   --------   --------
                                  --         --         --
                             ========   ========   ========

   The estimated tax effects of significant temporary differences and carryforwards that give rise to deferred income tax assets are as follows (in thousands):

                                                      December 31, December 31,
                                                          1998         1999
                                                      ------------ ------------
   Non-deducted start-up costs.......................    $  303      $   205
   Net operating loss carryforwards..................     3,177       10,890
   Non-deducted research and experimental costs .....     1,328          430
   Points redemption liability.......................     1,185        4,270
   Accrued liabilities and other.....................       106        2,045
   Non-deducted intangible assets....................      (834)      (1,250)
                                                         ------      -------
   Gross deferred tax assets.........................     5,265       16,590
   Valuation allowance...............................    (5,265)     (16,590)
                                                         ------      -------
   Net deferred tax assets...........................    $  --       $   --
                                                         ======      =======

   The Company has recorded a valuation allowance against gross deferred tax assets due to uncertainties surrounding their realization. The change in the valuation allowance amounted to $4,039,000 and $11,325,000 in 1998 and 1999, respectively.

12. Points Redemption Liability

   Following is a summary of points redemption liability activity for the years ended December 31, 1997, 1998 and 1999:

   Outstanding as of January 1, 1997................................... $   --
   Accrual for new points redemption liability.........................     519
   Allowance for unredeemed points.....................................     --
   Points redemption...................................................     --
                                                                        -------
   Outstanding as of December 31, 1997.................................     519
   Accrual for new points redemption liability.........................   2,825
   Allowance for unredeemed points.....................................    (563)
   Points redemption...................................................     (54)
                                                                        -------
   Outstanding as of December 31, 1998.................................   2,727
   Accrual for new points redemption liability.........................  11,372
   Allowance for unredeemed points.....................................  (2,212)
   Points redemption...................................................  (2,247)
                                                                        -------
   Outstanding as of December 31, 1999................................. $ 9,640
                                                                        =======

                               MYPOINTS.COM, INC.
                       (FORMERLY INTELLIPOST CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


13. Initial Public Offering

   On August 19, 1999, the Securities and Exchange Commission declared effective the Company's Registration Statement on Form S-1. Pursuant to this Registration Statement, the Company completed an initial public offering of 5,750,000 shares of its common stock (including 750,000 shares sold pursuant to the exercise of the Underwriters' over-allotment option) at an initial public offering price of $8.00 per share ("the Offering"). The Offering was managed by BancBoston Robertson Stephens, Bear, Stearns & Co. Inc., Salomon Smith Barney, and Wit Capital Corporation. Proceeds to the Company, after calculation of the underwriters discount and commission, from the Offering totaled approximately $41.2 million, net of offering costs of approximately $1.6 million.

   Upon completion of the Offering, the Company's preferred stock was converted into 12,388,316 shares of common stock, and all outstanding shares of preferred stock were cancelled and retired. Upon conversion of the preferred stock, all rights to accrued and unpaid dividends were waived.

14. Subsequent Event

   Effective January 13, 2000, the Company acquired all the outstanding shares of Alliance Development Group, Inc., a company that operates offline customer rewards programs. The acquisition will be accounted for using the purchase method of accounting and, accordingly, the purchase price will be allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their relative fair values on the acquisition date.

   The total purchase price of $16.7 million included 270,000 shares of the Company's common stock with an estimated fair value of $16.5 million. Of the total purchase price, $1.9 million was allocated to tangible assets and $14.8 million was allocated to intangible assets. The Company expects to amortize the intangible assets over their estimated useful lives of one to eight years.

   The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 1998 and 1999, as if the acquisition had occurred on January 1, 1998, after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only, and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 1998 and may not be indicative of future operating results (in thousands, except per share amounts):

                                                              1998      1999
                                                            --------  --------
   Revenues                                                 $  5,035  $ 26,982
   Operating loss..........................................  (11,180)  (40,897)
   Net loss................................................  (11,082)  (38,310)
   Net loss attributable to common stockholders............  (11,082)  (48,110)
   Net loss per share:
     Basic and diluted..................................... $  (5.13) $  (3.52)
     Weighted average shares -- basic and diluted..........    2,160    13,667

                               MYPOINTS.COM, INC.

                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)

                                                         March 31,  December 31,
                                                           2000         1999
                                                        ----------- ------------
                                                        (unaudited)
                        ASSETS
                        ------
Current assets:
  Cash and cash equivalents...........................   $ 116,392    $ 21,792
  Accounts receivable, net............................      15,922      12,500
  Unbilled receivables, net...........................         577         257
  Notes and interest receivable.......................       1,996         --
  Deposits and prepaid expenses.......................       1,983       1,702
  Other current assets................................         495         484
                                                         ---------    --------
   Total current assets...............................     137,365      36,735
Intangible assets.....................................      21,390       7,757
Restricted cash.......................................       2,508       2,208
Property and equipment, net...........................       9,901       8,891
Other assets..........................................          78          78
                                                         ---------    --------
   Total assets.......................................   $ 171,242    $ 55,669
                                                         =========    ========

         LIABILITIES AND STOCKHOLDERS' EQUITY
         ------------------------------------
Current liabilities:
  Accounts payable and accrued liabilities............   $  14,004    $ 13,842
  Notes payable, current portion......................         326         327
  Obligations under capital leases, current portion...         112         105
  Deferred revenue....................................       1,636       1,873
  Points redemption liability.........................      11,458       9,640
                                                         ---------    --------
   Total current liabilities..........................      27,536      25,787
Notes payable, less current portion...................         836         932
Obligations under capital leases, less current
 portion..............................................          71          97
                                                         ---------    --------
                                                            28,443      26,816
Commitments and Contingencies

Stockholders' equity:
  Preferred stock, $0.001 par value, 10,000,000 shares
   authorized, 0 shares issued and outstanding at
   March 31, 2000 and December 31, 1999...............         --          --
  Common stock, $.001 par value; 100,000,000 shares
   authorized, 29,129,721 and 25,924,533 shares issued
   and outstanding at March 31, 2000 and December 31,
   1999, respectively.................................          29          26
  Additional paid-in capital..........................     220,428      96,711
  Deferred compensation...............................      (8,306)     (9,406)
  Accumulated deficit.................................     (69,352)    (58,478)
                                                         ---------    --------
   Total stockholders' equity.........................     142,799      28,853
                                                         ---------    --------
     Total liabilities and stockholders' equity.......   $ 171,242    $ 55,669
                                                         =========    ========


  The accompanying notes are an integral part of these consolidated financial statements.

                               MYPOINTS.COM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)
                                  (Unaudited)

                                                          Three Months Ended
                                                               March 31,
                                                          --------------------
                                                            2000       1999
                                                          ---------  ---------
Revenues................................................  $  15,822  $   1,275
Cost of revenues........................................      4,113        878
                                                          ---------  ---------
  Gross profit..........................................     11,709        397
                                                          ---------  ---------
Operating expenses:
  Technology costs......................................      5,276        968
  Sales and marketing expenses..........................     11,393      2,564
  General and administrative expenses...................      4,400      1,074
  Amortization of intangible assets.....................      1,177        832
  Stock-based compensation..............................      1,100        449
                                                          ---------  ---------
    Total operating expenses............................     23,346      5,887
                                                          ---------  ---------
Operating loss..........................................    (11,637)    (5,490)
Interest income.........................................        816          9
Interest expense and other, net.........................        (53)       --
                                                          ---------  ---------
    Net loss............................................    (10,874)    (5,481)
Dividend related to the beneficial conversion feature of
 preferred stock........................................        --      (9,800)
                                                          ---------  ---------
    Net loss attributable to common stockholders........  $ (10,874) $ (15,281)
                                                          =========  =========
Net loss per share:
  Basic and diluted.....................................  $   (0.40) $   (3.00)
                                                          =========  =========
  Weighted average shares -- basic and diluted..........     26,872      5,097
                                                          =========  =========
Pro forma net loss per share:
  Basic and diluted.....................................  $   (0.40) $   (0.35)
                                                          =========  =========
  Weighted average shares -- basic and diluted..........     26,872     15,485
                                                          =========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              MYPOINTS.COM, INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                (In thousands)
                                  (Unaudited)

                            Preferred
                              Stock     Common Stock  Additional
                          ------------- -------------  Paid-in     Deferred   Accumulated
                          Shares Amount Shares Amount  Capital   Compensation   Deficit    Total
                          ------ ------ ------ ------ ---------- ------------ ----------- --------
Balance at December 31,
 1999...................    --   $ --   25,925  $ 26   $ 96,711    $ (9,406)   $ (58,478) $ 28,853
Issuance of common stock
 for cash,
 net of issuance costs
 of $760................                 2,450     2    106,151                            106,153
Issuance of common stock
 pursuant to acquisition
 of ADG.................                   270           16,562                             16,562
Exercise of stock
 options for cash.......                   485     1      1,004                              1,005
Net loss................                                                         (10,874)  (10,874)
Amortization of deferred
 compensation...........                                              1,100                  1,100
                           ----  -----  ------  ----   --------    --------    ---------  --------
Balance at March 31,
 2000...................    --   $ --   29,130  $ 29   $220,428    $ (8,306)   $ (69,352) $142,799
                           ====  =====  ======  ====   ========    ========    =========  ========


  The accompanying notes are an integral part of these consolidated financial statements.

                               MYPOINTS.COM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                  (Unaudited)

                                                         Three Months Ended
                                                              March 31,
                                                         --------------------
                                                           2000       1999
                                                         ---------  ---------
Cash flows from operating activities:
  Net loss.............................................. $ (10,874) $  (5,481)
Adjustments to reconcile net loss to net cash used in
 operating activities:
  Depreciation and amortization.........................     2,570        964
  Provision for bad debts...............................       805        185
  Points redemption liability...........................     1,818      1,113
  Barter revenues, net..................................       --          67
  Stock-based compensation..............................     1,100        449
Changes in operating assets and liabilities:
  Accounts receivable and unbilled receivables..........    (3,967)      (469)
  Notes and interest receivable.........................      (170)       --
  Deposits and prepaid expenses.........................      (374)      (386)
  Other assets..........................................       --         (26)
  Accounts payable, accrued and other liabilities.......      (625)       534
  Deferred revenue......................................      (237)       597
                                                         ---------  ---------
    Net cash used in operating activities...............    (9,954)    (2,453)
                                                         ---------  ---------


Cash flows from investing activities:
  Purchase of property and equipment....................    (2,013)    (1,076)
  Acquisition of ADG, net of cash acquired..............      (175)       --
  Deposit of restricted cash............................      (300)       --
                                                         ---------  ---------
    Net cash used in investing activities...............    (2,488)    (1,076)
                                                         ---------  ---------


Cash flows from financing activities:
  Proceeds from issuance of common stock, net...........   106,153        --
  Repayment of borrowings under line of credit..........       --         (42)
  Repayments of borrowings..............................       (97)       --
  Principal payments under capital lease obligations....       (19)       (12)
  Proceeds from exercise of stock options...............     1,005         12
  Receipt of subscription receivable....................       --         350
                                                         ---------  ---------
    Net cash provided by financing activities...........   107,042        308
                                                         ---------  ---------
    Net increase in cash and cash equivalents...........    94,600     (3,221)
Cash and cash equivalents, beginning of period..........    21,792      5,089
                                                         ---------  ---------
Cash and cash equivalents, end of period................ $ 116,392  $   1,868
                                                         =========  =========
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest.............. $      53  $      11
                                                         =========  =========


  The accompanying notes are an integral part of these consolidated financial statements.

                               MYPOINTS.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

1. Basis of Presentation

   The accompanying unaudited consolidated financial statements include the accounts of MyPoints.com, Inc. and its wholly owned subsidiaries ("the Company"), and, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary to fairly state the Company's consolidated financial position, results of operations, and cash flows as of and for the dates and periods presented. The consolidated balance sheet as of December 31, 1999 has been prepared from the audited consolidated financial statements of the Company.

   These unaudited consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements included in its Form 10-K filed with the Securities and Exchange Commission on March 30, 2000. The results of operations for the three month period ended March 31, 2000 are not necessarily indicative of results for the entire fiscal year ending December 31, 2000.

2. Summary of Significant Accounting Policies

 Revenue Recognition

   The Company earns revenues from corporate advertisers by charging fees for sending targeted email to its members. Under the terms of advertising contracts, the Company earns revenues generally based on three components: (1) transmission of email advertisements to enrolled members, (2) receipt of qualified responses to email sent and (3) actual purchases of goods by members over the internet. It is the Company's policy to recognize revenues when email is transmitted to members, when responses are received and when the Company is notified of purchases. Each of these activities are discrete, independent activities, which generally are specified in the advertising sales agreement entered into with the customer. As the earning activities take place, activity measurement data (e.g., number of emails sent, and number of responses received) is accumulated and the related revenues and unbilled receivables are recorded. Thus, unbilled receivables are recorded as the earning activities for a campaign are being performed.

   Under new and certain existing advertising contracts and partnerships, the Company sells points to private label partners and to advertisers for use in such partner's or advertiser's promotional campaigns . The Company is responsible for redeeming a member's points upon the balance reaching required thresholds and request by the member recipients of points. Revenues and estimated point costs under these contracts are deferred until the time points are redeemed and an award is provided by the Company. The Company expects that sales of points will likely represent a decreasing percentage of its business in the future but has continued to participate in the sale of points business.

3. Points Redemption Liability

   Points redemption liability represents the estimated costs associated with the Company's obligation to redeem outstanding points, less an allowance for points expected to expire prior to redemption, which may be converted by enrolled members into various third party gift certificates, frequent travel programs, coupons and other awards. Points are awarded to members when they respond to direct marketing offers delivered by the Company, or purchase goods from the advertisers. The Company is liable for purchasing the rewards provided to members, if and when such members seek to redeem accumulated points upon reaching required redemption thresholds. The liability for the cost of points is estimated based upon the weighted average cost of awards that may be redeemed in the future. The liability is based upon redemption cost trends and management estimates of future point redemption costs. Under the current program, points are valid through December 31st of the third calendar year following the date they are awarded to a member and may be redeemed at any time prior to expiration. The Company bases its estimate of points that will not be redeemed on an analysis of historical

                               MYPOINTS.COM, INC.

                                  (Unaudited)

point earning trends, redemption activity and individual member accounts. This analysis is updated quarterly. At December 31, 1999 and March 31, 2000, the allowance for unredeemed points was $ 2.8 million and $2.9 million ( unaudited ) respectively. As of March 31, 2000, the gross points redemption liability was $14.4 million ( unaudited).

   Following is a summary of points redemption liability activity for the three months ended March 31, 2000 and 1999 (in thousands):

                                                           Three Months Ended
                                                                March 31,
                                                           --------------------
                                                             2000       1999
                                                           ---------  ---------
                                                               (Unaudited)
   Outstanding at beginning of period..................... $   9,640  $   2,727
   Accrual for new point redemption liability.............     3,876      2,006
   Allowance for unredeemed points........................      (266)      (839)
   Points redemption......................................    (1,792)       (54)
                                                           ---------  ---------
   Outstanding at end of period........................... $  11,458  $   3,840
                                                           =========  =========

4. Net Loss Per Share

   The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share, and SEC Staff Accounting Bulletin ("SAB") No. 98. Under the provisions of SFAS No. 128 and SAB No. 98, basic net income per share is computed by dividing the net income available to common stockholders for the period by the weighted average number of vested common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of vested common and common equivalent shares outstanding during the period. However, as the Company has generated net losses in all periods presented, common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options and warrants and upon conversion of Series A, Series B, Series C, Series D and Series E convertible preferred stock, are not included in diluted net loss per share (prior to conversion on August 19, 1999) because such shares are anti-dilutive.

                               MYPOINTS.COM, INC.

                                  (Unaudited)

   The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                                         Three Months Ended
                                                              March 31,
                                                         --------------------
                                                           2000       1999
                                                         ---------  ---------
                                                             (Unaudited)
   Numerator:
     Net loss........................................... $ (10,874) $  (5,481)
     Dividend related to beneficial conversion feature
      of preferred stock................................       --      (9,800)
                                                         ---------  ---------
     Net loss available to common stockholders.......... $ (10,874) $ (15,281)
                                                         =========  =========
   Denominator:
     Weighted average shares............................    27,177      6,039
     Weighted average unvested common shares subject to
      repurchase agreements.............................      (305)      (942)
                                                         ---------  ---------
     Denominator for basic calculation..................    26,872      5,097
     Weighted average effect of dilutive securities:....
       Net effect of dilutive stock options.............       --         --
       Net effect of dilutive stock warrants............       --         --
                                                         ---------  ---------
     Denominator for diluted calculation................    26,872      5,097
                                                         =========  =========
   Net loss per share:
     Basic.............................................. $   (0.40) $   (3.00)
                                                         =========  =========
     Diluted............................................ $   (0.40) $   (3.00)
                                                         =========  =========

   Pro forma net loss per share (presented earlier) has been computed by dividing net loss applicable to common shareholders by the pro forma weighted average number of shares outstanding. Pro forma weighted average shares assume the conversion of all preferred stock (which were ultimately converted to common stock in conjunction with the initial public offering, as if the conversion occurred at the beginning of the period or at date of issuance, if later).

5. Acquisition

   On January 12, 2000, the Company agreed to acquire all the outstanding shares of Alliance Development Group, Inc. ("ADG"). ADG operates offline customer reward programs including rewards based credit card loyalty programs. The total purchase price of approximately $16.7 million included 270,000 shares of the Company's common stock with an estimated fair value of $16.6 million based upon its value at the closing of the transaction. Following the acquisition, ADG is now a wholly owned subsidiary of the Company.

6. Subsequent Event

   On April 17, 2000, the Company agreed to acquire Cybergold, Inc. in a tax-free, stock-for-stock, fixed-share transaction wherein each share of Cybergold will be exchanged for 0.4800 shares of the Company. Based on closing prices on April 14, 2000, the transaction is valued at approximately $157 million. The acquisition is scheduled to close in the third quarter of 2000.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Cybergold, Inc.:

   We have audited the accompanying consolidated balance sheets of Cybergold, Inc. (a Delaware corporation) as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of itarget.com, a company acquired on March 29, 2000 in a transaction accounted for as a pooling of interests, as discussed in Note 10. Such statements are included in the consolidated financial statements of Cybergold, Inc. and reflect total assets and total net loss of 1% and 2%, and 1% and 17%, respectively, of the related 1998 and 1999 consolidated totals. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for itarget.com, is based solely on the report of the other auditors.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

   In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cybergold, Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          Arthur Andersen LLP

San Francisco, California
June 9, 2000

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
itarget.com

   We have audited the accompanying balance sheet of itarget.com as of December 31, 1999, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year then ended and the period from June 3, 1998 (Inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of itarget.com as of December 31, 1999, and the results of its operations and its cash flows for the year then ended and the period from June 3, 1998 (Inception) to December 31, 1998 in conformity with generally accepted accounting principles.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
January 21, 2000 (except for the
last paragraph of Note 10, as to
which the date is March 29, 2000)

                                CYBERGOLD, INC.

                          CONSOLIDATED BALANCE SHEETS
                (In thousands, except share and per share data)

                                                    December 31,
                                                  ------------------   March 31,
                                                    1998      1999       2000
                                                  --------  --------  -----------
                                                                      (unaudited)
                     ASSETS

 Current Assets:
  Cash and cash equivalents.....................  $  3,181  $ 17,265   $ 16,107
  Short-term investments........................       --     27,822     23,442
  Accounts receivable, less allowance for
   doubtful accounts of $30, $171 and $294,
   respectively.................................       398     1,799      3,233
  Prepaid expenses and other current assets.....        26       709      1,061
                                                  --------  --------   --------
    Total current assets........................     3,605    47,595     43,843
  Property and equipment, net...................       407     1,307      1,475
  Intangible assets, net........................        10       317        176
  Deposits and other assets.....................        71       134        147
                                                  --------  --------   --------
    Total assets................................  $  4,093  $ 49,353   $ 45,641
                                                  ========  ========   ========
 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

 Current Liabilities:
  Accounts payable..............................  $    301  $  1,308   $  1,820
  Related party payable.........................       --        255        255
  Capital lease obligations, current
   maturities...................................       136       136        126
  Notes payable, current maturities.............       --         65         87
  Members payable...............................       822     2,201      2,853
  Membership acquisition payable................       176       625        591
  Accrued liabilities...........................       145     1,271      2,534
  Deferred revenue..............................       202       643        666
                                                  --------  --------   --------
    Total current liabilities...................     1,782     6,504      8,932
 Capital lease obligations, net of current
  maturities....................................       226        90         63
 Notes payable, net of current maturities.......       --        299        268
                                                  --------  --------   --------
    Total liabilities...........................     2,008     6,893      9,263

 Commitments and contingencies

 Convertible Redeemable Preferred Stock:
  Series C, 0.00015 par value: 5,333,353,
   5,333,353, and 0 shares authorized,
   respectively; 4,189,195, 0, and 0 issued and
   outstanding shares at December 31, 1998,
   1999, and March 31, 2000, respectively
   (preference in liquidation of $5,718,251)....     6,379       --         --
                                                  --------  --------   --------
    Total convertible redeemable preferred
     stock......................................     6,379       --         --
 Stockholders' Equity (deficit):
  Series A convertible preferred stock, 0.00015
   par value:
    Authorized shares -- 2,123,333, 2,123,333,
     and 0, respectively; Issued and outstanding
     shares -- 2,000,000, 0, and 0,
     respectively...............................       --        --         --
    Preference in liquidation -- $3,000,000
  Series B convertible preferred stock, 0.00015
   par value:
    Authorized shares -- 1,429,981, 1,429,981,
     and 0, respectively; Issued and outstanding
     shares -- 1,394,981, 0, and 0,
     respectively...............................       --        --         --
    Preference in liquidation -- $4,184,942
  Series A preferred stock -- itarget.com, 0.01
   par value:
    Authorized shares -- 0, 208,321, and 0,
     respectively; Issued and outstanding
     shares --  0, 208,321, and 0,
     respectively...............................       --        --         --
    Preference in liquidation -- $1,000,000
  Series B preferred stock -- itarget.com, 0.01
   par value:
    Authorized shares -- 0, 754,950, and 0,
     respectively; Issued and outstanding
     shares --  0, 126,781, and 0,
     respectively...............................       --        --         --
    Preference in liquidation -- $1,100,045
  Common stock, 0.00015 par value:
    Authorized shares -- 14,446,667, 75,000,000,
     and 75,000,000, respectively; Issued and
     outstanding shares -- 5,130,273,
     20,525,235, and 21,402,136, respectively...         1         3          3
  Additional paid-in capital....................     8,641    69,647     71,485
  Deferred compensation.........................      (767)   (1,313)    (1,200)
  Retained earnings (deficit)...................   (12,169)  (25,877)   (33,793)
  Unrealized loss on short term investments.....       --        --        (117)
                                                  --------  --------   --------
      Total stockholders' equity (deficit)......    (4,294)   42,460     36,378
                                                  --------  --------   --------
      Total liabilities and stockholders' equity
       (deficit)................................  $  4,093  $ 49,353   $ 45,641
                                                  ========  ========   ========

        The accompanying notes are an integral part of these statements.

                                CYBERGOLD, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                               Three Months
                                  Year Ended December 31,     Ended March 31,
                                  --------------------------  ----------------
                                   1997     1998      1999     1999     2000
                                  -------  -------  --------  -------  -------
                                                                (unaudited)
Revenues:
  Transaction...................  $   457  $   628  $  3,316  $   333  $ 2,269
  Custom marketing services and
   other........................       74      377     2,167      170    2,021
                                  -------  -------  --------  -------  -------
    Total revenues..............      531    1,005     5,483      503    4,290
                                  -------  -------  --------  -------  -------
Cost of Revenues:
  Transaction...................      256      293     1,594      159    1,094
  Custom marketing services and
   other........................       37      173       334       85       78
                                  -------  -------  --------  -------  -------
    Total cost of revenues......      293      466     1,928      244    1,172
                                  -------  -------  --------  -------  -------
    Gross margin................      238      539     3,555      259    3,118
                                  -------  -------  --------  -------  -------
Operating Expenses:
  Product development...........    1,190    1,726     3,187      513    1,630
  Sales and marketing...........    2,162    2,695     9,158    1,024    5,410
  General and administrative....      740      814     3,352      307    2,302
  itarget acquisition costs.....      --       --        --       --     2,142
  Amortization of deferred
   compensation.................      --       198       735      327      113
                                  -------  -------  --------  -------  -------
    Total operating expenses....    4,092    5,433    16,432    2,171   11,597
                                  -------  -------  --------  -------  -------
    Loss from operations........   (3,854)  (4,894)  (12,877)  (1,912)  (8,479)
Interest Income (Expense), net..      (15)      78       740       11      563
                                  -------  -------  --------  -------  -------
    Net loss....................   (3,869)  (4,816)  (12,137)  (1,901)  (7,916)
Dividend Attributable to
 Preferred Stockholders.........      --      (660)   (1,571)    (283)     --
                                  -------  -------  --------  -------  -------
Net Loss Attributable to Common
 Stockholders...................   (3,869)  (5,476)  (13,708)  (2,184)  (7,916)
  Other comprehensive loss......      --       --        --       --      (117)
                                  -------  -------  --------  -------  -------
Comprehensive loss..............  $(3,869) $(5,476) $(13,708) $(2,184) $(8,033)
                                  =======  =======  ========  =======  =======
Net Loss Per Common Share:
  Basic and diluted.............  $ (0.97) $ (1.18) $  (1.45) $ (0.42) $ (0.38)
                                  =======  =======  ========  =======  =======
Weighted Average Common Shares
 Outstanding:
  Basic and diluted.............    3,979    4,648     9,464    5,175   20,642
                                  =======  =======  ========  =======  =======


        The accompanying notes are an integral part of these statements.

                                CYBERGOLD, INC.
                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                            Preferred Stock               Preferred Stock -- itarget.com
                  --------------------------------------  ----------------------------------
                      Series A            Series B           Series A          Series B         Common Stock      Additional
                  ------------------  ------------------  ----------------  ----------------  ------------------    Paid-in
                    Shares    Amount    Shares    Amount   Shares   Amount   Shares   Amount    Shares    Amount    Capital
                  ----------  ------  ----------  ------  --------  ------  --------  ------  ----------  ------  -----------
Balance,
December 31,
1996............   2,000,000  $ 300          --   $ --         --   $ --         --   $  --    3,780,000   $ 567  $ 3,163,858
Issuance of
 Series B
 preferred
 stock..........         --     --     1,378,314    207        --     --         --      --          --      --     4,134,732
Exercise of
 common stock
 options........         --     --           --     --         --     --         --      --      270,375      41       15,644
Repurchase of
 stock options..         --     --           --     --         --     --         --      --      (38,333)     (6)      (4,157)
Imputed
 compensation...         --     --           --     --         --     --         --      --          --      --       125,000
Net loss........         --     --           --     --         --     --         --      --          --      --           --
                  ----------  -----   ----------  -----   --------  -----   --------  ------  ----------  ------  -----------
Balance,
December 31,
1997............   2,000,000    300    1,378,314    207        --     --         --      --    4,012,042     602    7,435,077
Issuance of
 Series B
 preferred
 stock..........         --     --        16,667      2        --     --         --      --          --      --        49,998
Issuance of
 common stock...         --     --           --     --         --     --         --      --    1,082,095     162       29,838
Accretion of
 Series C
 redemption
 premium........         --     --           --     --         --     --         --      --          --      --           --
Exercise of
 common stock
 options........         --     --           --     --         --     --         --      --       61,761       9       10,820
Repurchase of
 stock options..         --     --           --     --         --     --         --      --      (25,625)     (4)        (380)
Deferred
 compensation...         --     --           --     --         --     --         --      --          --      --       965,571
Amortization of
 deferred
 compensation...         --     --           --     --         --     --         --      --          --      --           --
Imputed
 compensation...         --     --           --     --         --     --         --      --          --      --       150,000
Net loss........         --     --           --     --         --     --         --      --          --      --           --
                  ----------  -----   ----------  -----   --------  -----   --------  ------  ----------  ------  -----------
Balance,
December 31,
1998............   2,000,000    300    1,394,981    209        --     --         --      --    5,130,273     769    8,640,924
Accretion of
 Series C
 redemption
 premium........         --     --           --     --         --     --         --      --          --      --           --
Accretion of
 Series D
 redemption
 premium........         --     --           --     --         --     --         --      --          --      --           --
Issuance of
 common stock...         --     --           --     --         --     --         --      --      117,646      18       42,181
Issuance of
 Series A
 preferred --
  itarget.......         --     --           --     --     208,321    414        --      --          --      --       999,586
Issuance of
 Series B
 preferred --
  itarget.......         --     --           --     --         --     --     126,781     252         --      --       921,263
Exercise of
 common stock
 options........         --     --           --     --         --     --         --      --      339,718      50       46,857
Deferred
 compensation...         --     --           --     --         --     --         --      --          --      --     1,279,995
Amortization of
 deferred
 compensation...         --     --           --     --         --     --         --      --          --      --           --
IPO proceeds,
 net of
 $1,161,949 of
 issuance
 costs..........         --     --           --     --         --     --         --      --    5,000,000     750   40,696,256
Exercise of
 warrants.......         --     --           --     --         --     --         --      --      302,140      46      987,954
Imputed
 compensation...         --     --           --     --         --     --         --      --          --      --        83,333
Conversion of
 Series A
 preferred......  (2,000,000)  (300)         --     --         --     --         --      --    2,000,000     300          --
Conversion of
 Series B
 preferred......         --     --    (1,394,981)  (209)       --     --         --      --    1,394,981     209          --
Conversion of
 Series C
 preferred......         --     --           --     --         --     --         --      --    4,189,195     628    5,717,621
Conversion of
 Series D
 preferred......         --     --           --     --         --     --         --      --    2,051,282     308    7,999,692
Conversion of
 Series C
 accretion......         --     --           --     --         --     --         --      --          --      --     1,759,330
Conversion of
 Series D
 accretion......         --     --           --     --         --     --         --      --          --      --       471,407
Net loss........         --     --           --     --         --     --         --      --          --      --           --
                  ----------  -----   ----------  -----   --------  -----   --------  ------  ----------  ------  -----------
Balance,
December 31,
1999............         --     --           --     --     208,321    414    126,781     252  20,525,235   3,078   69,646,399
Exercise of
 common stock
 options........         --     --           --     --         --     --         --      --      261,875      39      211,511
Exercise of
 warrants ......                                                                                  13,351       2       10,025
Issuance of
 Series
 B preferred --
  itarget.com...         --     --           --     --         --     --     266,573   2,666         --      --     1,613,540
Conversion of
 Series
 A preferred --
  itarget.com...         --     --           --     --    (208,321)  (414)       --      --      208,321      71          343
Conversion of
 Series B
 preferred --
  itarget.com...         --     --           --     --         --     --    (393,354) (2,918)    393,354      59        2,859
Amortization of
 deferred
 compensation...         --     --           --     --         --     --         --      --          --      --           --
Unrealized loss
 on marketable
 securities.....         --     --           --     --         --     --         --      --          --      --           --
Net loss........         --     --           --     --         --     --         --      --          --      --           --
                  ----------  -----   ----------  -----   --------  -----   --------  ------  ----------  ------  -----------
Balance, March
31, 2000
(unaudited).....         --   $ --           --   $ --         --   $ --         --   $  --   21,402,136  $3,249  $71,484,677
                  ==========  =====   ==========  =====   ========  =====   ========  ======  ==========  ======  ===========
                                             Unrealized
                   Deferred                    Loss on
                    Compen-      Retained    Short-Term
                    sation       Deficit     Investments    Total
                  ------------ ------------- ----------- ------------
Balance,
December 31,
1996............  $       --   $ (2,823,823)       --    $   340,902
Issuance of
 Series B
 preferred
 stock..........          --            --         --      4,134,939
Exercise of
 common stock
 options........          --            --         --         15,685
Repurchase of
 stock options..          --            --         --         (4,163)
Imputed
 compensation...          --            --         --        125,000
Net loss........          --     (3,869,323)       --     (3,869,323)
                  ------------ ------------- ----------- ------------
Balance,
December 31,
1997............          --     (6,693,146)       --        743,040
Issuance of
 Series B
 preferred
 stock..........          --            --         --         50,000
Issuance of
 common stock...          --            --         --         30,000
Accretion of
 Series C
 redemption
 premium........          --       (660,430)       --       (660,430)
Exercise of
 common stock
 options........          --            --         --         10,829
Repurchase of
 stock options..          --            --         --           (384)
Deferred
 compensation...     (965,571)          --         --            --
Amortization of
 deferred
 compensation...      198,288           --         --        198,288
Imputed
 compensation...          --            --         --        150,000
Net loss........          --     (4,815,213)       --     (4,815,213)
                  ------------ ------------- ----------- ------------
Balance,
December 31,
1998............     (767,283)  (12,168,789)       --     (4,293,870)
Accretion of
 Series C
 redemption
 premium........          --     (1,098,900)       --     (1,098,900)
Accretion of
 Series D
 redemption
 premium........          --       (471,407)       --       (471,407)
Issuance of
 common stock...          --            --         --         42,199
Issuance of
 Series A
 preferred --
  itarget.......          --            --         --      1,000,000
Issuance of
 Series B
 preferred --
  itarget.......          --            --         --        921,515
Exercise of
 common stock
 options........          --            --         --         46,907
Deferred
 compensation...   (1,279,995)          --         --            --
Amortization of
 deferred
 compensation...      734,614           --         --        734,614
IPO proceeds,
 net of
 $1,161,949 of
 issuance
 costs..........          --            --         --     40,697,006
Exercise of
 warrants.......          --            --         --        988,000
Imputed
 compensation...          --            --         --         83,333
Conversion of
 Series A
 preferred......          --            --         --            --
Conversion of
 Series B
 preferred......          --            --         --            --
Conversion of
 Series C
 preferred......          --            --         --      5,718,249
Conversion of
 Series D
 preferred......          --            --         --      8,000,000
Conversion of
 Series C
 accretion......          --            --         --      1,759,330
Conversion of
 Series D
 accretion......          --            --         --        471,407
Net loss........          --    (12,137,503)       --    (12,137,503)
                  ------------ ------------- ----------- ------------
Balance,
December 31,
1999............   (1,312,664)  (25,876,599)       --     42,460,880
Exercise of
 common stock
 options........          --            --         --        211,550
Exercise of
 warrants ......                                              10,027
Issuance of
 Series
 B preferred --
  itarget.com...          --            --         --      1,616,206
Conversion of
 Series
 A preferred --
  itarget.com...          --            --         --            --
Conversion of
 Series B
 preferred --
  itarget.com...          --            --         --            --
Amortization of
 deferred
 compensation...      112,211           --         --        112,211
Unrealized loss
 on marketable
 securities.....          --            --    (116,175)     (116,175)
Net loss........          --     (7,915,972)       --     (7,915,972)
                  ------------ ------------- ----------- ------------
Balance, March
31, 2000
(unaudited).....  $(1,200,453) $(33,792,571)  (116,175)  $36,378,727
                  ============ ============= =========== ============

       The accompanying notes are an integral part of these statements.

                                CYBERGOLD, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                               Three Months
                                Year Ended December 31,       Ended March 31,
                              -----------------------------  ------------------
                                1997      1998      1999       1999      2000
                              --------  --------  ---------  --------  --------
                                                                (unaudited)
Cash Flows From Operating
 Activities:
 Net loss...................  $ (3,869) $ (4,816) $ (12,137) $ (1,901) $ (7,916)
 Adjustments to reconcile
  net loss to net cash used
  in operating activities:
 Depreciation and
  amortization..............       191       269        378        83       205
 Amortization of deferred
  compensation..............       --        198        735       327       113
 Imputed compensation.......       125       150        125        83       --
 Changes in assets and
  liabilities:
  Accounts receivable.......      (161)     (237)    (1,401)      261    (1,434)
  Prepaid expenses and
   other assets.............       (28)      (17)    (1,076)       32      (365)
  Accounts payable..........        (6)      159      1,007       (64)      512
  Related party payable.....       --        --         255       --        --
  Members payable...........       382       440      1,379       794       652
  Membership acquisition
   payable..................        70       218        450      (535)      (34)
  Accrued liabilities.......        50       (55)     1,126       (88)    1,263
  Deferred revenue..........        43       159        441       163        23
                              --------  --------  ---------  --------  --------
   Net cash used in
    operating activities....    (3,203)   (3,532)    (8,718)     (845)   (6,981)
                              --------  --------  ---------  --------  --------
Cash Flows From Investing
 Activities:
 Acquisition of property and
  equipment.................       (58)     (163)    (1,213)     (104)     (232)
 Sale (purchase) of short-
  term investments..........       --        --     (27,822)      --      5,880
 Purchase of business.......       --        --        (250)      --        --
                              --------  --------  ---------  --------  --------
   Net cash provided by
    (used in) investing
    activities..............       (58)     (163)   (29,285)     (104)    5,648
                              --------  --------  ---------  --------  --------
Cash Flows From Financing
 Activities:
 Payment of capital lease
  obligations...............      (115)     (143)      (137)     (234)      (46)
 Borrowings under equipment
  financing.................       --        --         399       --        --
 Proceeds from equipment
  financing.................       --        --         (35)      115       --
 Proceeds from sale
  leaseback transaction.....       250       --         --        --        --
 Proceeds from loans from
  stockholders..............     1,000       --         --        --        --
 Proceeds from issuance of
  common stock..............       --        --      40,727       --        --
 Proceeds from issuance of
  preferred stock...........     3,135     5,769     10,100       --        --
 Proceeds from exercise of
  common stock warrants.....       --        --         988       --        --
 Proceeds from exercise of
  stock options, net of
  repurchases...............        12        11         45       168       221
                              --------  --------  ---------  --------  --------
   Net cash provided by
    financing activities....     4,282     5,637     52,087        49       175
                              --------  --------  ---------  --------  --------
Net Increase (Decrease) in
 Cash and Cash Equivalents..     1,021     1,942     14,084      (900)   (1,158)
Cash and Cash Equivalents:
 Balance at beginning of
  period....................       218     1,239      3,181     3,181    17,265
                              --------  --------  ---------  --------  --------
 Balance at end of period...  $  1,239  $  3,181  $  17,265  $  2,281  $ 16,107
                              ========  ========  =========  ========  ========
Supplemental Cash Flow
 Information:
 Cash paid for interest.....  $     36  $     71  $      92  $     19  $     30
 Acquisition of property and
  equipment using capital
  leases....................        97       152        --        --        --
 Conversion of stockholder
  loans into preferred
  stock.....................     1,000       --         --        --        --

Non-Cash Transactions

   In March 2000, the Company issued approximately 1.83 million shares in exchange for the entire capital stock of itarget in an acquisition accounted for as a pooling.

   In January 2000, itarget entered into a stock swap agreement with Quintel Communications whereby Quintel issued 229,862 shares of its common stock to the Company in exchange for 213,258 shares of the itarget Series B preferred stock (Note 12).

        The accompanying notes are an integral part of these statements.

                                CYBERGOLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies:

 Nature of Operations

   Cybergold, Inc. was incorporated in California in 1994 and reincorporated under the name Cybergold, Inc. (Cybergold) in Delaware in August 1999. Cybergold did not have any significant operations prior to 1996. Cybergold was a development-stage company through December 31, 1997.

   Cybergold is engaged in the business of providing on-line direct marketing and cash-based incentive advertising solutions for on-line advertisers and marketers. Additionally, Cybergold provides custom marketing services, which include production and development of marketing programs, delivery of targeted email to Cybergold members, design of customer web sites, and third-party engineering functions.

   As of December 31, 1999, Cybergold had a retained deficit of approximately $25.9 million and has continued to incur losses during 2000. During May 1999, Cybergold issued redeemable convertible preferred stock, as further discussed in Note 5, in the amount of $8.0 million. During September 1999, Cybergold underwent its initial public offering of 5 million shares of common stock, raising net proceeds of $40.7 million. Management believes its cash and cash equivalent and short-term investment balances at December 31, 1999 will be adequate to allow Cybergold to meet its cash needs through at least December 31, 2000.

   The industry in which Cybergold operates is very specialized and is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies, significant numbers of new entrants, dependence on key individuals, competition from similar products and from larger companies, customer preferences, the need for the continued successful development, marketing and selling of its products and services, the need for financing, and the need for positive cash flows from operations.

   On February 28, 2000, Cybergold signed a definitive agreement to acquire itarget.com ("itarget") in exchange for 1.83 million shares of Cybergold's stock. itarget is a permission based email marketing company that rewards its members with premium products, delivered on-line. The acquisition was completed on March 29, 2000 and was accounted for as a pooling of interests.

   Reference to Cybergold in these notes includes Cybergold and its subsidiaries.

 Basis of Presentation

   The accompanying consolidated financial statements and related notes to consolidated financial statements include the accounts and results of Cybergold and companies acquired in business combinations (see Note 10). Results of companies acquired in business combinations accounted for under the purchase method are included from their acquisition dates. Results of companies acquired in business combinations accounted for under the pooling-of-interests method are retroactively included for all periods presented. All significant intercompany transactions and accounts have been eliminated.

 Interim Financial Statements

   The accompanying financial statements as of March 31, 2000 and for the three months ended March 31, 1999 and 2000 are unaudited, but in the opinion of management, include all adjustments consisting of normal recurring adjustments necessary for a fair presentation of results for the interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted, although Cybergold believes that the disclosures included are adequate to make the information presented not misleading. Results for the three-month period ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

                                CYBERGOLD, INC.

 Significant Customers

   Two customers individually accounted for 22 percent and 16 percent, respectively, of the Cybergold's total revenue during the year ended December 31, 1998.

   No individual customer exceeded 10 percent of total revenue during the year ended December 31, 1999.

 Concentration of Credit Risk

   Financial instruments that may potentially subject Cybergold to concentration of credit risk consist principally of cash, cash equivalents, and short-term investments. All cash, cash equivalents, and short-term investments are placed in financial institutions with strong credit ratings, which minimizes the risk of loss due to nonpayment. Cybergold has not experienced any losses due to credit impairment or other factors related to its financial instruments.

 Cash Equivalents

   For the statements of cash flows, Cybergold treats financial instruments as cash equivalents if the original maturity of such instruments is three months or less.

 Short-Term Investments

   Short-term investments consist primarily of government securities that are considered to be held-to-maturity and are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, these assets are reported at their estimated fair market values.

 Other Comprehensive Loss

   Other Comprehensive Loss consists of unrealized losses on short-term investments.

 Financial Instruments

   Financial instruments consist of cash equivalents, short-term investment, accounts receivable, accounts payable, and debt. The estimated fair value of these financial instruments approximates their carrying value.

 Valuation Accounts

   Below is a summary of the changes in Cybergold's valuation accounts for 1999, 1998 and 1997:

                                            Balance at                              Balance
                                           Beginning of    Additions               at End of
   Description                                 Year     Charged Expense Deductions   Year
   -----------                             ------------ --------------- ---------- ---------
   1999:
   Allowance for Doubtful Accounts.......    $ 30,000      $ 151,000     $ 10,000  $ 171,000
   1998:
   Allowance for Doubtful Accounts.......    $ 50,000      $  25,000     $ 45,000  $  30,000
   1997:
   Allowance for Doubtful Accounts.......    $      0      $  50,000     $      0  $  50,000

                                CYBERGOLD, INC.

 Property and Equipment

   Property and equipment are carried at cost, and for financial reporting purposes depreciation is computed using the straight-line method over estimated useful lives of three years for all assets. Maintenance and repair expenditures are charged to expense when incurred.

 Intangibles

   Intangibles include goodwill which represents the excess of cost over the estimated fair value of the net tangible and intangible assets of acquired businesses. Should events or circumstances occur subsequent to acquisition that bring into question the realizable values or impairment of any component of goodwill, Cybergold will evaluate the remaining useful life and balance of goodwill and will make appropriate adjustments. Cybergold's principal considerations in determining impairment include the strategic benefits to Cybergold of the particular business related to the questioned component of goodwill as measured by undiscounted current and expected future operating income levels of that particular business and expected undiscounted future cash flows.

 Members Payable

   Members payable represents amounts payable to Cybergold's members as a result of their performing certain actions and completing transactions. These amounts are cash rewards and are recorded on Cybergold's balance sheets until the member elects to receive payment of the rewards or to use the rewards to purchase items on-line.

 Member Acquisition Payable

   Member acquisition payable represents amounts due to advertising partners for new member sign-ups that are originated from a partner web site.

 Revenue Recognition and Cost of Revenues

   Cybergold earns revenue from certain member transactions and from custom marketing and other services. Transaction revenues are earned each time a member either earns or spends incentive rewards within the system and for micropayment transactions. Transaction revenues are recognized as revenue upon completion of the specific action related to the transaction fee.

   Custom marketing services and other revenues include production and development fees received for customization of marketing programs, fees received for delivering targeted email to Cybergold's members, and fees received for other advertising and marketing services. Production and development fees represent HTML design services, graphic services, engineering, and database development and related services; revenue is recognized as these services are performed. Email revenue is recognized in the month that the contract is fulfilled. Other advertising and marketing services revenue is recognized as these services are performed.

   Prepayments by advertising or marketing clients for transaction fees or custom marketing services are included in deferred revenue on the accompanying balance sheets.

   The cost of revenues associated with transaction revenues represents cash rewards paid to members for completing transactions. The cost of revenues associated with custom advertising and marketing services and other revenues primarily consists of costs for production and development personnel and independent contractors.

   Any unpaid rewards due to members are recorded in members payable in the accompanying balance sheets.

                                CYBERGOLD, INC.

 Product Development

   Product development costs include expenses related to the development and enhancement of Cybergold's product offerings. Product development costs are expensed as incurred.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates, and such differences could be material.

 Income Taxes

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

 Net Loss Per Share

   Basic net loss per share is calculated by dividing net loss by the weighted average common shares outstanding during the period. Diluted loss per share is calculated by dividing the net loss by the weighted average common shares outstanding adjusted for all potential common shares, which includes shares issuable upon the exercise of outstanding common stock options, warrants, and other contingent issuances of common stock. Cybergold has losses for all periods presented and, accordingly, such potential common shares are excluded from the computation of diluted net loss per share, as their effect is antidilutive.

   Potentially dilutive securities include the following:

                                             December 31,
                                     -----------------------------  March 31,
                                       1997      1998      1999       2000
                                     --------- --------- --------- -----------
                                                                   (unaudited)
   Options to purchase common
    stock...........................   776,333 1,250,122 2,531,184  2,454,699
   Warrants to purchase common
    stock...........................   166,667   166,667   166,667    166,667
   Warrants to purchase preferred
    stock...........................   146,667   138,333   171,843    138,333
   Series A preferred stock......... 2,000,000 2,000,000       --         --
   Series B preferred stock......... 1,378,314 1,394,981       --         --
   Series A preferred stock--
    itarget.com.....................       --        --    208,321        --
   Series B preferred stock--
    itarget.com.....................       --        --    126,781        --
   Redeemable preferred stock.......       --  4,189,195       --         --
                                     --------- --------- ---------  ---------
       Total........................ 4,467,981 9,139,298 3,204,796  2,759,699
                                     ========= ========= =========  =========

 Stock Split

   During June 1999, Cybergold approved a two-for-three reverse stock split. All of the share amounts and per share amounts in these financial statements have been restated to reflect this split for all periods presented.

                                CYBERGOLD, INC.

 New Accounting Standards

   During 1998, Cybergold adopted SFAS No. 130, "Reporting Comprehensive Income." Cybergold has disclosed all items of comprehensive income (loss) in the accompanying consolidated statements of operations.

   Cybergold also adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." As of December 31, 1998, management has concluded that Cybergold only operates in one segment and exclusively in the United States.

   In March 1998, the American Institute of Certified Public Accountants issued SOP No. 98-1, "Software for Internal Use." The adoption of SOP No. 98-1 has not had a material impact on Cybergold's financial statements.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 is not expected to have a material impact on Cybergold's financial position or results of operations.

   In April 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25 ("FIN 44"). Among other issues, FIN 44 clarifies (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in the interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. To the extent that this interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effect of applying this interpretation are recognized on a prospective basis from July 1, 2000. The Company is currently reviewing stock grants to determine the impact, if any, that may arise from implementation of FIN 44, although management does not expect the impact, if any, to be material to the financial statements.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company believes that its revenue recognition policies comply with the requirements of SAB 101.

 Reclassifications

   Certain reclassifications have been made to the financial statements to conform to the current year presentation.

2. Property and Equipment:

   Property and equipment consisted of the following:

                                                             December 31,
                                                         ----------------------
                                                           1998        1999
                                                         ---------  -----------
   Computer equipment and software...................... $ 923,127  $ 2,054,951
   Furniture and fixtures...............................    30,465      163,143
   Leasehold improvements...............................    14,541       16,638
                                                         ---------  -----------
                                                           968,133    2,234,732
   Accumulated depreciation.............................  (561,067)    (927,684)
                                                         ---------  -----------
                                                         $ 407,066  $ 1,307,048
                                                         =========  ===========

                                CYBERGOLD, INC.

   Depreciation expense for property and equipment was $190,859, $269,158, and $356,257 for the years ended December 31, 1997, 1998, and 1999, respectively. Included in property and equipment at December 31, 1998 and 1999, are depreciated amounts of approximately $278,000 and $125,948, respectively, related to assets acquired under capital leases.

3. Intangible Assets:

   Intangible assets represent goodwill and other intangibles related to the 1999 acquisition of Smartfrog.com (Note 10). This amount is being amortized on a straight-line basis over five years. Total amortization expense for the year ended December 31, 1999, was $22,500.

4. Income Taxes:

   Significant components of net deferred tax assets as of December 31 were:

                                                          1998         1999
                                                       -----------  -----------
   Net operating loss carryforwards................... $ 3,744,037  $ 8,898,212
   R&D credit carryforward............................     274,163      485,436
   Other..............................................      25,028       77,060
                                                       -----------  -----------
   Gross deferred tax assets..........................   4,043,228    9,460,708
   Deferred tax valuation allowance...................  (4,043,228)  (9,460,708)
                                                       -----------  -----------
   Net deferred tax asset............................. $       --   $       --
                                                       ===========  ===========

   As of December 31, 1999, Cybergold had tax net operating loss carryforwards of approximately $22.2 million for federal and state income tax purposes ($2.0 million of which related to itarget.com). These carryforwards begin to expire in 2011 and 2005, respectively. In addition, Cybergold has research and development tax credit carryforwards of $271,557 and $213,879 for federal and state income tax purposes, respectively, which begin to expire in 2011. A valuation allowance has been provided to offset gross deferred tax assets due to the uncertainty surrounding the realizability of such assets.

   The Tax Reform Act of 1986 contains provisions that may limit the net operating loss carryforwards and research and development credits available to be used in any given year should certain events occur, including the sale of equity securities and other changes in ownership. There can be no assurance that Cybergold will be able to utilize net operating loss carryforwards and credits before expiration.

   The net operating loss carryforwards related to itarget.com as of March 29, 2000 can only be utilized to offset future taxable income of itarget.

5. Convertible Redeemable Preferred Stock:

   Cybergold's amended and restated articles of incorporation allowed for the issuance of 5,333,353 shares of Series C Convertible Redeemable Preferred Stock (Series C Stock) and 2,566,667 shares of Series D Convertible Redeemable Preferred Stock (Series D Stock). During the period from May 1998 through August 1998, Cybergold issued 4,189,195 shares of Series C Stock at $1.37 per share. During May 1999, Cybergold issued 2,051,282 shares of Series D Stock at $3.90 per share. Each share of Series C Stock and Series D Stock was automatically converted into shares of common stock during Cybergold's initial public offering.

   For the years ended December 31, 1998 and 1999, redemption accretion related to Series C and Series D stock was charged to retained deficit in the amount of $660,430 and $1,570,307, respectively. This accumulated accretion was recorded as an increase to additional paid in capital upon the closure of Cybergold's initial public offering.

                                CYBERGOLD, INC.

   In connection with the issuance of Series D Stock, Cybergold also issued warrants to purchase 302,140 warrants of Series D Stock at an exercise price of $4.50. These warrants automatically converted into shares of common stock during Cybergold's initial public offering.

6. Stockholders' Equity:

 Common Stock

   The holders of common stock are entitled to one vote per share. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors. In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock. The common stock has no preemptive, conversion, or other subscription rights.

 Preferred Stock

   In connection with the capital leases described in Note 7, Cybergold issued warrants to the lessor to purchase 15,000 shares of Series B preferred stock at $3.00 per share. The value of these warrants at the grant dates was determined to be immaterial, based on the Black-Scholes pricing model.

   In connection with itarget's issuance of Series A and Series B preferred stock in 1999, itarget. com issued warrants to purchase 33,290 shares of itarget preferred stock at various exercise prices in excess of the fair market value of the underlying securities on the date of grant. The value of these warrants at the grant dates was determined to be immaterial, based on the Black-Scholes pricing model.

7. Commitments and Contingencies:

 Lease Commitments

   During 1999, Cybergold moved its headquarters to Oakland, California, and entered into an operating lease that expires in November 2004, with an option to extend the lease for an additional three years. Subsequent to year-end, Cybergold has entered into an additional operating lease for additional floor space at their headquarters. This lease expires in June 2005, with an option to extend the lease for an additional three years. Cybergold also leases certain items of property and equipment under capital leases expiring at various dates through 2002.

   Future minimum lease commitments are as follows:

                                                           Operating   Capital
                                                             Lease      Lease
                                                            Payments  Payments
                                                           ---------- ---------
   2000................................................... $1,061,809 $ 166,500
   2001...................................................  1,077,876    83,500
   2002...................................................  1,053,407    18,100
   2003...................................................  1,134,400       --
   2004 and thereafter....................................  1,307,200       --
                                                           ---------- ---------
     Total................................................ $5,634,692   268,100
                                                           ==========
     Less: Interest component.............................              (42,500)
                                                                      ---------
   Present value of minimum lease payments................              225,600
   Less: Current maturities...............................             (135,800)
                                                                      ---------
   Long-term capital obligations..........................            $  89,800
                                                                      =========

                                CYBERGOLD, INC.

   Interest expense on capital leases amounted to $35,800, $71,086, and $59,375 for the years-ended December 31, 1997, 1998, and 1999, respectively. Rent expense for the years ended December 31, 1997, 1998, and 1999, was $150,730, $139,749, and $331,638, respectively.

 Employment Agreements

   During 1998, Cybergold entered into employment agreements with three officers that provide for minimum annual base salaries, bonus entitlements, and issuance of common stock options upon the achievement of certain objectives. Should these objectives not be achieved, these options vest over five years. The employment agreements were effective as of the hire date of each respective officer and may be terminated by either party. As of December 31, 1998 and 1999, Cybergold accrued approximately $32,000 and $25,000, respectively, in the accompanying balance sheets for accrued bonuses in relation to these agreements.

   During 1999, itarget entered into employment agreements with two officers of itarget that provide for lump sum payments upon a change of control. Upon Cybergold, Inc.'s acquisition of itarget in March, 2000 (Note 10), Cybergold paid out $1.2 million in connection with these agreements.

 Equipment Credit Line

   During February 1999, Cybergold entered into an equipment credit line agreement. This credit line is to be used solely for capital expenditures. Maximum borrowings under this line are $400,000. Interest of approximately 20 percent and principal are payable monthly over a three-year period. At December 31, 1999, Cybergold had amounts outstanding under this line of $364,649. Of this amount, $65,518 is included in current maturities of long-term obligations in the accompanying balance sheets, with the remainder included in long-term obligations, net of current maturities.

8. Stock Option Plan:

   Under the terms of Cybergold's 1996 Employee Stock Option Plan (1996 Plan) adopted in June 1996, options to purchase shares of Cybergold's common stock are granted to employees, consultants, and directors. Options currently outstanding vest at 25 percent on the first anniversary of the grant date and 1/36 per month thereafter. Each option shall terminate 10 years after the date of grant. In addition, the option holder is entitled to exercise prior to the option's vesting as long as he or she is still an employee. Should the employee subsequently leave, Cybergold has the right to repurchase the shares that had not vested at the departure date. At December 31, 1998 and 1999, 56,771 and 18,646 shares of common stock were subject to repurchase, respectively, under this provision.

   The 1999 Omnibus Equity Incentive Plan was adopted in September 1999. The provisions of this plan match the 1996 Plan, except that optionees may exercise only those options they are vested in. All options granted from the effective date of the initial public offering on September 22, 1999 were granted from the 1999 Plan.

                                CYBERGOLD, INC.

   A summary of the status of Cybergold's stock option plan at December 31, A summary of the status of Cybergold's stock option plan at December 31, 1999, and changes during the years ended December 1997, 1998, and 1999, are presented in the table below:

                                                                                     Weighted
                                                                           Weighted  Average
                                        Options Outstanding                Average  Fair Value
                                      -------------------------            Exercise of Options
                                      Qualifying  Nonqualifying   Total     Price    Granted
                                      ----------  ------------- ---------  -------- ----------
   Balance, December 31, 1996.......    690,375          --       690,375   $ 0.05
     Granted........................    334,333      106,667      441,000     0.41    $ 0.08
     Canceled.......................    (93,000)         --       (93,000)    0.23
     Exercised......................   (262,042)         --      (262,042)    0.05
                                      ---------      -------    ---------   ------
   Balance, December 31, 1997.......    669,666      106,667      776,333     0.24
     Granted........................    675,733      200,233      875,966     0.41    $ 1.02
     Canceled.......................   (279,305)     (61,111)    (340,416)    0.51
     Exercised......................    (60,694)      (1,067)     (61,761)    0.18
                                      ---------      -------    ---------   ------
   Balance, December 31, 1998.......  1,005,400      244,722    1,250,122     0.29
     Granted........................  1,806,898      138,899    1,945,797     5.53    $ 3.21
     Canceled.......................   (242,917)     (91,696)    (334,613)    1.71
     Exercised......................   (290,375)     (54,776)    (345,151)    0.15
                                      ---------      -------    ---------   ------
   Balance, December 31, 1999.......  2,279,006      237,149    2,516,155   $ 4.17
                                      =========      =======    =========   ======

   Options outstanding, exercisable, and vested by price range at December 31, 1999, are as follows:

                                         Weighted
     Range of                            Average
     Exercise         Number           Contractual           Number          Number
      Price         Outstanding       Remaining Life       Exercisable       Vested
     --------       -----------       --------------       -----------       -------
   $ 0.02-1.00         950,875              7.6               950,875        520,986
      $3.90            507,359              9.4               507,359         66,087
   $ 6.63-10.00      1,038,921              9.8               278,388         60,833
   $10.01-18.13         19,000             10.0                     0              0
                     ---------                              ---------        -------
                     2,516,155                              1,736,622        647,906
                     =========                              =========        =======

   During 1997, Cybergold entered into agreements that granted options to purchase 123,333 shares of Series A preferred stock to consultants at $1.50 per share. The options were fully vested at December 31, 1998. The value of these options at the grant date (as determined using the Black-Scholes model) was not material.

   In connection with the granting of certain stock options to employees, directors, and consultants during 1998 and 1999, Cybergold recorded deferred compensation of $965,571 and $1,279,995 respectively. This deferred compensation is being amortized over the expected service periods of the grantees, generally four years. Amortization of deferred compensation for the years ended December 31, 1998 and 1999 was $198,288 and $734,614, respectively.

                                CYBERGOLD, INC.

   Cybergold has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation expense for the Plan been determined based on the fair value at the grant dates, as prescribed in SFAS No. 123, Cybergold's net loss and net loss per share would have been as follows:

                                           Years Ended December 31,
                                    -----------------------------------------
                                        1997          1998          1999
                                    ------------  ------------  -------------
   Net loss:
     As reported................... $ (3,869,323) $ (5,475,213) $ (13,707,503)
     Pro forma..................... $ (3,929,438) $ (5,572,769) $ (14,281,465)
   Basic and diluted net loss per
    common share:
     As reported................... $      (0.97) $      (1.18) $       (1.45)
     Pro forma..................... $      (0.99) $      (1.20) $       (1.51)

   The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants: expected dividend yield of 0 percent in all periods; expected volatility of 149 percent in all periods; weighted average risk-free interest rates ranging from 3.91 percent to 6.05 percent for all periods presented in the table above; and expected lives from one month to four years for all periods.

   During 1999, itarget granted options to an itarget executive to purchase up to 30,057 shares of common stock at an exercise price of $0.02 per share. In connection with this grant, itarget recognized $7,900 of compensation expense, which is included in general and administrative expense in the accompanying consolidated statement of operations for the year ended December 31, 1999.

9. Compensation and Retirement Plans:

   On May 18, 1999, the Board of Directors adopted the following plans:

     1999 Omnibus Equity Incentive Plan--Cybergold has reserved 1,500,000 shares of common stock for issuance under this plan. Options may be granted under this plan to employees, directors, and consultants and will not be granted at less than 100 percent of the fair market value of the common stock on the option grant date. These options will generally vest over four years and expire ten years after the date of grant. At December 31, 1999, 780,000 options were outstanding under this plan.

     1999 Employee Stock Purchase Plan--Cybergold has reserved 300,000 shares of common stock for issuance under this plan, and only employees are eligible. Employees can purchase stock through payroll deductions that may not exceed 15 percent of the employee's cash compensation. The purchase price per share of common stock will be no less than 85 percent of the fair market value of the stock at the date of purchase. At December 31, 1999, 0 purchases had been made under this plan.

     401(k) Defined Contribution Plan--Cybergold also sponsors a defined contribution 401(k) retirement plan for all employees who have completed at least 30 days of service. Participants may elect to defer up to 15 percent of their current annual salary, not to exceed $10,500. Cybergold does not match contributions.

                                CYBERGOLD, INC.

10. Acquisitions:

   In November 1999, Cybergold purchased substantially all of the assets and assumed certain liabilities of Smartfrog.com, a Delaware corporation, for $250,000 and has included Smartfrog.com's results of operations as of such date. Cybergold accounted for this acquisition under the purchase method of accounting. The allocation of the purchase price to the underlying net assets acquired is based upon estimates of the fair value of the net assets. Of the net assets acquired, $150,000 was allocated to employment contracts and is being amortized over one year. The remainder was allocated to goodwill and is being amortized over 5 years. Smartfrog.com had no activity during 1998. Had the acquisition occurred as of January 1, 1999, Cybergold's net loss would have increased by approximately $100,000.

   On March 29, 2000, Cybergold issued approximately 1.83 million shares of its common stock for the entire common stock of itarget. This acquisition was accounted for under the pooling-of-interests method of accounting. The financial statements reflect this acquisition as if Cybergold, Inc. and itarget had always been members of the same operating group. Separate results of operations for Cybergold and itarget prior to the acquisition were:

                                                       Cybergold      itarget
                                                      ------------  -----------
   1998
    Revenue.......................................... $  1,004,933          --
    Net loss......................................... $ (4,767,951) $   (47,262)
   1999
    Revenue.......................................... $  5,302,961  $   179,878
    Net loss......................................... $(10,062,816) $(2,074,687)

11. Related Parties:

   During the years ended December 31, 1997, 1998 and through May 1999 the president of Cybergold and majority common stockholder was not paid a salary. Cybergold has imputed a salary of $125,000, $150,000, and $83,333 for the years-ended December 31, 1997, 1998 and the period January 1, 1999 to May 1, 1999, respectively.

   In January 1999, itarget entered into an agreement with a related party whereby the related party provided certain services, including consulting services, office space, website hosting services, and providing personal identification numbers relating to prepaid calling cards. As of December 31, 1999, total consulting fees provided by the related party were $94,242, rent expenses was $50,960, website hosting service costs were $14,280, and personal identification number costs were $113,065. As of December 31, 1999, itarget maintained amounts payable to the related party totaling $254,856.

   In December 1999, itarget entered into a consulting agreement with a stockholder of itarget. Pursuant to the agreement, Cybergold paid the stockholder fees in the amount of $133,000 for financial-related services.

12. Subsequent Event:

   In January 2000, itarget entered into a stock swap agreement with Quintel Communications, Inc. ("Quintel"), whereby itarget issued 213,258 shares of its Series B and placed in escrow 53,315 shares of its Series B in exchange for 229,862 shares of common stock of Quintel. In addition, itarget entered into a strategic marketing agreement with Quintel for the development of a proposed website. The agreement allows for any surviving party in a subsequent change of control of itarget to terminate the agreement for $150,000, subject to certain provisions.

                                CYBERGOLD, INC.

   On April 17, 2000, the Company entered into a merger agreement with MyPoints under which the Company will be acquired by MyPoints in a tax-free, stock-for-stock, fixed-share transaction. Under the terms of the merger agreement each share of Cybergold will be exchanged for 0.4800 shares of MyPoints. Based on closing prices on April 14, 2000, the transaction is valued at approximately $157 million. The acquisition is scheduled to close in the third quarter of 2000.

                                                                  EXECUTION COPY

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                                 MYPOINTS, INC.

                          MYGO ACQUISITION CORPORATION

                                      AND

                                CYBERGOLD, INC.


                           Dated as of April 14, 2000

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
 ARTICLE I    THE MERGER................................................   A-1
     1.1      The Merger................................................   A-1
     1.2      Effective Time; Closing...................................   A-1
     1.3      Effect of the Merger......................................   A-2
     1.4      Certificate of Incorporation; Bylaws......................   A-2
     1.5      Directors and Officers....................................   A-2
     1.6      Effect on Capital Stock...................................   A-2
     1.7      Surrender of Certificates.................................   A-3
     1.8      No Further Ownership Rights in Company Common Stock.......   A-5
     1.9      Lost, Stolen or Destroyed Certificates....................   A-5
     1.10     Tax and Accounting Consequences...........................   A-5
     1.11     Taking of Necessary Action; Further Action................   A-5
     1.12     Possible Alternative Structure............................   A-5

 ARTICLE II   REPRESENTATIONS AND WARRANTIES OF COMPANY.................   A-5
     2.1      Organization and Qualification; Subsidiaries..............   A-6
     2.2      Certificate of Incorporation and Bylaws...................   A-6
     2.3      Capitalization............................................   A-6
     2.4      Authority Relative to this Agreement......................   A-8
     2.5      No Conflict; Required Filings and Consents................   A-8
     2.6      Compliance; Permits.......................................   A-8
     2.7      SEC Filings; Financial Statements.........................   A-9
     2.8      No Undisclosed Liabilities................................   A-9
     2.9      Absence of Certain Changes or Events......................   A-9
     2.10     Absence of Litigation.....................................  A-10
     2.11     Employee Matters and Benefit Plans........................  A-10
     2.12     Registration Statement; Proxy Statement...................  A-13
     2.13     Restrictions on Business Activities.......................  A-14
     2.14     Title to Property.........................................  A-14
     2.15     Taxes.....................................................  A-14
     2.16     Environmental Matters.....................................  A-15
     2.17     Brokers...................................................  A-16
     2.18     Intellectual Property.....................................  A-16
     2.19     Agreements, Contracts and Commitments.....................  A-18
     2.20     Opinion of Financial Advisor..............................  A-19
     2.21     Board Approval............................................  A-20
     2.22     Vote Required.............................................  A-20
     2.23     Section 203 of the Delaware General Corporation Law.......  A-20

 ARTICLE III  REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB...  A-20
     3.1      Organization and Qualification; Subsidiaries..............  A-20
     3.2      Certificate of Incorporation and Bylaws...................  A-20
     3.3      Capitalization............................................  A-20
     3.4      Authority Relative to this Agreement......................  A-21
     3.5      No Conflict; Required Filings and Consents................  A-21
     3.6      SEC Filings; Financial Statements.........................  A-22
     3.7      Registration Statement; Proxy Statement...................  A-22
     3.8      Compliance; Permits.......................................  A-22
     3.9      No Undisclosed Liabilities................................  A-23

                               TABLE OF CONTENTS
                                  (continued)

                                                                          Page
                                                                          ----
      3.10      Absence of Litigation...................................  A-23
      3.11      Brokers.................................................  A-23
      3.12      Opinion of Financial Advisor............................  A-23
      3.13      Board Approval..........................................  A-23
      3.14      Vote Required...........................................  A-23
      3.15      Interim Operations of Sub...............................  A-23

 ARTICLE IV     CONDUCT PRIOR TO THE EFFECTIVE TIME.....................  A-23
      4.1       Conduct of Business by Company..........................  A-23
      4.2       Conduct of Business by Parent...........................  A-26

 ARTICLE V      ADDITIONAL AGREEMENTS...................................  A-26
      5.1       Proxy Statement/Prospectus; Registration Statement;
                 Other Filings; Board Recommendations...................  A-26
      5.2       Meeting of Company Stockholders.........................  A-27
      5.3       Confidentiality; Access to Information..................  A-28
      5.4       No Solicitation.........................................  A-28
      5.5       Public Disclosure.......................................  A-29
      5.6       Reasonable Efforts; Notification........................  A-30
      5.7       Third Party Consents....................................  A-30
      5.8       Stock Options, Warrants and Employee Benefits...........  A-31
      5.9       Form S-8................................................  A-31
      5.10      Indemnification.........................................  A-31
      5.11      Nasdaq Listing..........................................  A-32
      5.12      Company Affiliate Agreement.............................  A-32
      5.13      Regulatory Filings; Reasonable Efforts..................  A-32
      5.14      Termination of 401(k) Plan..............................  A-32
      5.15      Parent Stockholders' Meeting............................  A-32
      5.16      Directors...............................................  A-33
      5.17      Disposition of Paytech Business.........................  A-33
      5.18      Employment Arrangements and Items.......................  A-34

 ARTICLE VI     CONDITIONS TO THE MERGER................................  A-34
      6.1       Conditions to Obligations of Each Party to Effect the
                 Merger.................................................  A-34
      6.2       Additional Conditions to Obligations of Company.........  A-35
      6.3       Additional Conditions to the Obligations of Parent and
                 Merger Sub.............................................  A-35

 ARTICLE VII    TERMINATION, AMENDMENT AND WAIVER.......................  A-36
      7.1       Termination.............................................  A-36
      7.2       Notice of Termination; Effect of Termination............  A-37
      7.3       Fees and Expenses.......................................  A-37
      7.4       Amendment...............................................  A-38
      7.5       Extension; Waiver.......................................  A-38

 ARTICLE VIII   GENERAL PROVISIONS......................................  A-39
      8.1       Non-Survival of Representations and Warranties..........  A-39
      8.2       Notices.................................................  A-39
      8.3       Interpretation; Knowledge...............................  A-40
      8.4       Counterparts............................................  A-40
      8.5       Entire Agreement; Third Party Beneficiaries.............  A-40

                               TABLE OF CONTENTS
                                  (continued)

                                                                            Page
                                                                            ----
    8.6        Severability...............................................  A-40
    8.7        Other Remedies; Specific Performance.......................  A-40
    8.8        Governing Law..............................................  A-41
    8.9        Rules of Construction......................................  A-41
    8.10       Assignment.................................................  A-41
    8.11       WAIVER OF JURY TRIAL.......................................  A-41

                        INDEX OF EXHIBITS AND SCHEDULES

 Exhibit A  Form of Company Voting Agreement
 Exhibit B  Form of Company Affiliate Agreement
 Exhibit C  Schedule of Employees to Sign Noncompetition Agreements/ Non-
            Competition Agreement
 Schedule 1 Disposition Criteria

                      AGREEMENT AND PLAN OF REORGANIZATION

   This AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of April 14, 2000, among MyPoints, Inc., a Delaware corporation ("Parent"), Mygo Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Cybergold, Inc., a Delaware corporation ("Company").

                                    RECITALS

   A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.2 below) and in accordance with the Delaware General Corporation Law ("Delaware Law"), Parent and Company intend to enter into a business combination transaction.

   B. The Board of Directors of Company (i) has determined that the Merger (as defined in Section 1.1) is consistent with and in furtherance of the long-term business strategy of Company and fair to, and in the best interests of, Company and its stockholders, (ii) has approved this Agreement, the Merger (as defined in Section 1.1) and the other transactions contemplated by this Agreement and
(iii) has determined to recommend that the stockholders of Company adopt and approve this Agreement and approve the Merger.

   C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain affiliates of Company are entering into Voting Agreements in substantially the form attached hereto as Exhibit A (the "Company Voting Agreements").

   D. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain affiliates of Company (the "Company Affiliates") are entering into Company Affiliate Agreements in substantially the form attached hereto as Exhibit B (the "Company Affiliate Agreements").

   E. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

   F. It is also intended by the parties hereto that the Merger shall qualify for accounting treatment as a purchase.

   NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

    1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into Company (the "Merger"), the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation. Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

    1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the "Certificate of Merger") (the time of such filing (or such later time as may be agreed in writing by Company and Parent and specified in the Certificate of Merger) being the "Effective Time") as soon as practicable on or after the Closing Date (as herein defined). Unless the context otherwise requires, the term "Agreement" as used herein refers collectively to this Agreement and Plan of Reorganization and the Certificate of Merger. The closing of the Merger (the "Closing") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date").

    1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    1.4 Certificate of Incorporation; Bylaws.

       (a)At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation of the Surviving Corporation; provided, however, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "Cybergold, Inc."

       (b)The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

    1.5 Directors and Officers.

       (a)The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time.

       (b)Parent. At the Effective Time, Parent shall appoint two designees of the Company to the Parent's Board of Directors, and the total number of directors then serving on the Board of Directors of Parent shall not then exceed ten (10).

    1.6 Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Company or the holders of any of the following securities, the following shall occur:

       (a)Conversion of Company Common Stock. Each share of Common Stock, $0.01 par value per share, of Company, including, with respect to each such share of Company Common Stock (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b), will be canceled and extinguished and automatically converted (subject to Sections 1.6(e) and (f)) into the right to receive .480 shares of Common Stock of Parent (the "Parent Common Stock") (the "Exchange Ratio") upon surrender of the certificate representing such share of Company Common Stock in the manner provided in
Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in
Section 1.9). If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

       (b)Cancellation of Parent-Owned Stock. Each share of Company Common Stock held by Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

       (c)Stock Options; Warrants; Employee Stock Purchase Plans. At the Effective Time, all options to purchase Company Common Stock then outstanding under Company's 1999 Stock Option Plan (the "1999 Plan"), the Employee Stock Purchase Plan (as defined below) and the 1999 Omnibus Stock Incentive Plan (the "Omnibus Plan" and together with the 1999 Plan and the Employee Stock Purchase Plan, the "Company Option Plans") shall be assumed by Parent in accordance with
Section 5.8 hereof. Warrants to purchase Company Common Stock shall be treated as set forth in Section 5.8. Purchase rights outstanding under Company's Employee Stock Purchase Plan (the "ESPP") shall be treated as set forth in
Section 5.8.

       (d)Capital Stock of Merger Sub. Each share of Common Stock, $0.001 par value per share, of Merger Sub (the "Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

       (e)Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

       (f)Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder's Certificates(s) (as defined in Section 1.7(c)) receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the average closing price of one share of Parent Common Stock for the five (5) most recent days that Parent Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market System ("Nasdaq").

    1.7 Surrender of Certificates.

       (a)Exchange Agent. Parent shall select a bank or trust company reasonably acceptable to Company to act as the exchange agent (the "Exchange Agent") in the Merger.

       (b)Parent to Provide Common Stock. Promptly after the Effective Time, Parent shall make available to the Exchange Agent, for exchange in accordance with this Article I, the shares of Parent Common Stock issuable pursuant to
Section 1.6 in exchange for outstanding shares of Company Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(f) and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d).

       (c)Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective
Time) of a certificate or certificates (the "Certificates"), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.6, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d), (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock were converted at the Effective Time, payment in lieu of fractional shares which such holders have the right to receive pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, subject to Section 1.7(d) as to dividends and other distributions, to evidence only the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(f) and any dividends or distributions payable pursuant to
Section 1.7(d).

       (d)Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(f) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

       (e)Transfers of Ownership. If certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

       (f)Required Withholding. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required (as advised by tax counsel for Parent) to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable legal requirement provided that in lieu of such deduction or withholding the holder may provide evidence reasonably acceptable to the Exchange Agent, Parent or the Surviving Corporation, as applicable, showing payment of such amounts. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

       (g)No Liability. Notwithstanding anything to the contrary in this
Section 1.7, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

    1.8 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(f) and 1.7(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

    1.9 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock into which the shares of Company Common Stock represented by such Certificates were converted pursuant to
Section 1.6, cash for fractional shares, if any, as may be required pursuant to
Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

   1.10 Tax and Accounting Consequences.

       (a)It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

       (b)It is intended by the parties hereto that the Merger shall be treated as a purchase for accounting purposes.

   1.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the officers and directors of Company and Merger Sub will take all such lawful and necessary action.

   1.12 Possible Alternative Structure. In the event Parent reasonably determines prior to the Effective Time that (i) there is a material possibility that the transactions contemplated by this Agreement will not constitute a "reorganization" within the meaning of Section 368(a) of the Code, (ii) there is a material possibility that the Merger will result in a corporate level Tax, or (iii) there are material Tax benefits available if the transactions contemplated by this Agreement are restructured, Parent may request that the structure of the acquisition of the Company contemplated by this Agreement be altered in a manner so as to permit (i) the transactions contemplated by this Agreement to qualify as a reorganization under Section 368 of the Code,
(ii) the avoidance of such material corporate-level Tax, or (iii) the achievement of such Tax benefits, as applicable. In any case, corresponding changes to this Agreement shall be made consistent with such structure but without material adverse change in the economic consequences to Parent, the Company or their respective stockholders.

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF COMPANY

   As of the date hereof and as of the Closing Date, Company represents and warrants to Parent and Merger Sub, subject to such exceptions as are specifically disclosed in writing in the disclosure letter supplied by Company to Parent dated as of the date hereof and certified by a duly authorized officer of Company and whether or not referenced in any specific section herein, which disclosure shall provide an exception to or otherwise qualify the representations or warranties of Company specifically referred to in such disclosure (the "Company Schedule"), as follows:

    2.1 Organization and Qualification; Subsidiaries.

       (a)Each of Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except where the failure to do so would not, individually, or in the aggregate, have a Material Adverse Effect. Each of Company and its subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("Approvals") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Company.

       (b)Company has no subsidiaries except for the corporations identified in
Section 2.1(b) of the Company Schedule. Except as set forth in Section 2.1(b) of the Company Schedule, neither Company nor any of its subsidiaries has agreed nor is obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect (a "Contract") under which it may become obligated to make, any future investment in or capital contribution to any other entity. Except as set forth in Section 2.1(b) of the Company Schedule, neither Company nor any of its subsidiaries directly or indirectly owns any equity or similar interest in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or entity.

       (c)Company and each of its subsidiaries is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of their business requires such qualification and where the failure to so qualify would have a Material Adverse Effect (as defined in Section 8.3) on Company.

    2.2 Certificate of Incorporation and Bylaws. Company has previously furnished to Parent a complete and correct copy of its Certificate of Incorporation and Bylaws as amended to date (together, the "Company Charter Documents"). Such Company Charter Documents and equivalent organizational documents of each of its subsidiaries are in full force and effect. Company is not in violation of any of the provisions of the Company Charter Documents, and no subsidiary of Company is in violation of its equivalent organizational documents.

    2.3 Capitalization.

       (a)The authorized capital stock of Company consists of 25,520,000 shares of Company Common Stock and 17,180,000 shares of Preferred Stock ("Company Preferred Stock"), each having a par value of $0.01 per share. At the close of business on the date of this Agreement (i) 21,405,402 shares of Company Common Stock (including treasury shares) were issued and outstanding, all of which are validly issued, fully paid and nonassessable (not including any shares issued on or after such date upon exercise of options outstanding on the date hereof);
(ii) no shares of Company Common Stock were held by subsidiaries of Company;
(iii) 800,000 shares of Company Common Stock were available for future issuance pursuant to Company's ESPP; (iv) 2,987,064 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock under the 1999 Omnibus Incentive Plan; (v) 1,017,519 shares of Company Common Stock were available for future grant under the 1999 Plan; and (vi) 166,666 shares of Company Common Stock were reserved for issuance upon conversion of warrants of Company (the "Warrants"). As of the date hereof, no shares of Company Preferred Stock were issued or outstanding. Section 2.3(a) of the Company Schedule sets forth the following information with respect to each Company Stock Option (as defined in Section 5.8) outstanding as of the date of this Agreement: (i) the name and address of the optionee; (ii) the particular plan pursuant to which such Company Stock Option was granted; (iii) the number of shares of Company Common Stock subject to such Company Stock Option; (iv) the exercise price of such Company Stock Option; (v) the date on which such Company Stock Option was granted; (vi) the applicable vesting schedule; (vii) the date on which such Company Stock Option expires; and (viii) whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement, and indicates the extent of acceleration. Company has made available to Parent accurate and complete copies of all stock option plans pursuant to which Company has granted such Company Stock Options that are currently outstanding and the form of all stock option agreements evidencing such Company Stock Options. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 2.3(a) of the Company Schedule, there are no commitments or agreements of any character to which Company is bound obligating Company to accelerate the vesting of any Company Stock Option as a result of the Merger. All outstanding shares of Company Common Stock, all outstanding Company Stock Options, and all outstanding shares of capital stock of each subsidiary of Company have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements (as defined below) and (ii) all requirements set forth in applicable Contracts. For the purposes of this Agreement, "Legal Requirements" means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issues, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (as defined below) and (ii) all requirements set forth in applicable contracts, agreements, and instruments.

       (b)Except for securities Company owns free and clear of all liens, pledges, hypothecations, charges, mortgages, security interests, encumbrances, claims, infringements, interferences, options, right of first refusals, preemptive rights, community property interests or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) directly or indirectly through one or more subsidiaries, and except for shares of capital stock or other similar ownership interests of subsidiaries of Company that are owned by certain nominee equity holders as required by the applicable law of the jurisdiction of organization of such subsidiaries (which shares or other interests do not materially affect Company's control of such subsidiaries), and as set forth in Section 2.3(b) of the Company Schedule, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of Company, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 2.3(b) of the Company Schedule or as set forth in Section 2.3(a) hereof and except for the Stock Option Agreement, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Company or any of its subsidiaries is a party or by which it is bound obligating Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Company or any of its subsidiaries or obligating Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. As of the date of this Agreement, except as contemplated by this Agreement and except for the Company Rights Plan, there are no registration rights and there is, except for the Company Voting Agreements, no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which Company or any of its subsidiaries is a party or by which they are bound with respect to any equity security of any class of Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. Stockholders of Company will not be entitled to dissenters' rights under applicable state law in connection with the Merger.

    2.4 Authority Relative to this Agreement. Company has all necessary corporate power and authority to execute and deliver this Agreement and the Stock Option Agreement and to perform its obligations hereunder and thereunder and, subject to obtaining the approval of the stockholders of Company of the Merger, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement by Company and the consummation by Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement, the Stock Option Agreement or to consummate the transactions so contemplated (other than the approval and adoption of this Agreement and the Merger by holders of a majority of the outstanding shares of Company Common Stock in accordance with Delaware Law and the Company Charter Documents). This Agreement and the Stock Option Agreement have been duly and validly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitute legal and binding obligations of Company, enforceable against Company in accordance with their respective terms.

    2.5 No Conflict; Required Filings and Consents.

       (a)The execution and delivery of this Agreement and the Stock Option Agreement by Company do not, and the performance of this Agreement and the Stock Option Agreement by Company shall not, (i) conflict with or violate the Company Charter Documents or the equivalent organizational documents of any of Company's subsidiaries, (ii) subject to obtaining the approval of Company's stockholders of this Agreement and the Merger and compliance with the requirements set forth in Section 2.5(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Company's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective properties are bound or affected.

       (b)The execution and delivery of this Agreement and the Stock Option Agreement by Company do not, and the performance of this Agreement by Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a "Governmental Entity"), except (A) for applicable requirements, if any, of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities laws ("Blue Sky Laws"), the pre-merger notification requirements (the "HSR Approval") of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and of foreign Governmental Entities and the rules and regulations thereunder, the rules and regulations of Nasdaq, and the filing and recordation of the Merger Documents as required by Delaware Law and (B) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company or, after the Effective Time, Parent , or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

    2.6 Compliance; Permits.

       (a)Neither Company nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any conflicts, defaults or violations that (individually or in the aggregate) would not cause Company to lose any material benefit or incur any material liability. No investigation or review by any governmental or regulatory body or authority is pending or, to the knowledge of Company, threatened against Company or its subsidiaries, nor has any governmental or regulatory body or authority indicated to Company an intention to conduct the same, other than, in each such case, those the outcome of which could not, individually or in the aggregate, reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Company or any of its subsidiaries, any acquisition of material property by Company or any of its subsidiaries or the conduct of business by Company or any of its subsidiaries.

       (b)Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to operation of the business of Company and its subsidiaries taken as a whole (collectively, the "Company Permits"). Company and its subsidiaries are in compliance in all material respects with the terms of the Company Permits.

    2.7 SEC Filings; Financial Statements.

       (a)Company has made available to Parent a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Company with the Securities and Exchange Commission ("SEC") since May 21, 1999 (the "Company SEC Reports"), which are all the forms, reports and documents required to be filed by Company with the SEC since May 21, 1999. The Company SEC Reports (A) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Company's subsidiaries is required to file any reports or other documents with the SEC.

       (b)Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and each fairly presents in all material respects the consolidated financial position of Company and its subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal adjustments which were not or are not expected to be material in amount.

       (c)Company has previously furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act.

    2.8 No Undisclosed Liabilities. Neither Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company and its subsidiaries taken as a whole, except (i) liabilities provided for in Company's balance sheet as of December 31, 1999 (ii) liabilities incurred since December 31, 1999 in the ordinary course of business, none of which is material to the business, results of operations or financial condition of Company and its subsidiaries, taken as a whole or (iii) liabilities incurred in connection with this Agreement.

    2.9 Absence of Certain Changes or Events. Since December 31, 1999, there has not been: (i) any Material Adverse Effect on Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Company's or any of its subsidiaries' capital stock (other than distributions paid to the Company), or any purchase, redemption or other acquisition by Company of any of Company's capital stock or any other securities of Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Company's or any of its subsidiaries' capital stock, (iv) any granting by Company or any of its subsidiaries of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Company or any of its subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice or any granting by Company or any of its subsidiaries of any increase in severance or termination pay or any entry by Company or any of its subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby, (v) entry by Company or any of its subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property (as defined in Section 2.18) other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by Company with the SEC, (vi) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or in the federal securities laws, or (vii) any revaluation by Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of Company other than in the ordinary course of business.

   2.10 Absence of Litigation. Except as set forth in Section 2.10(b) of the Company Schedule, there are no claims, actions, suits or proceedings pending or, to the knowledge of Company, threatened (or, to the knowledge of Company, any governmental or regulatory investigation pending or threatened) against Company or any of its subsidiaries or any properties or rights of Company or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign.

   2.11 Employee Matters and Benefit Plans.

       (a)Definitions. With the exception of the definition of "Affiliate" set forth in Section 2.11(a)(i) below (which definition shall apply only to this Section 2.11), for purposes of this Agreement, the following terms shall have the meanings set forth below:

          (i) "Affiliate" shall mean any other person or entity under common control with Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

          (ii) "Company Employee Plan" shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each "employee benefit plan," within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by Company or a subsidiary of the Company for the benefit of any Employee;

          (iii) "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

          (iv) "DOL" shall mean the Department of Labor;

          (v) "Employee" shall mean any current or former employee, consultant or director of Company or a subsidiary of the Company;

         (vi) "Employee Agreement" shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation or other agreement, contract or understanding in effect between Company or a subsidiary of the Company and any Employee;

         (vii) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

         (viii) "FMLA" shall mean the Family Medical Leave Act of 1993, as amended;

         (ix) "International Employee Plan" shall mean each Company Employee Plan that has been adopted or maintained by Company or a subsidiary of the Company, whether informally or formally, or with respect to which Company or a subsidiary of the Company will or may have any liability, for the benefit of employees who perform services outside the United States;

         (x) "IRS" shall mean the Internal Revenue Service;

         (xi) "Multiemployer Plan" shall mean any "Pension Plan" (as defined below) which is a "multiemployer plan," as defined in Section 3(37) of ERISA;

         (xii) "PBGC" shall mean the Pension Benefit Guaranty Corporation; and

         (xiii) "Pension Plan" shall mean each Company Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

      (b)Schedule. Section 2.11(b) of the Company Schedule contains an accurate and complete list of each Company Employee Plan, International Employee Plan, and each Employee Agreement. Company does not have any plan or commitment to establish any new Company Employee Plan, International Employee Plan, or Employee Agreement, to modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, or as required by this Agreement), or to adopt or enter into any Company Employee Plan, International Employee Plan, or Employee Agreement.

      (c)Documents. Company has provided to Parent: (i) correct and complete copies of all documents embodying each Company Employee Plan, International Employee Plan, and each Employee Agreement including (without limitation) all amendments thereto and all related trust documents; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan;
(iii) the one (1) most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) the most recent IRS determination or opinion letter, any notification or advisory letters, and all correspondence to or from the IRS or the DOL with respect to any pending application or letter; (vii) all material written agreements and contracts relating to each Company Employee Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts; (viii) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Company; (ix) all correspondence to or from any governmental agency relating to any Company Employee Plan (other than correspondence of the types described in (vi) above); (x) all COBRA forms and related notices (or such forms and notices as required under comparable law);
(xi) all insurance policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan; (xii) the most recent plan year discrimination tests for each Company Employee Plan; and (xiii) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Company Employee Plan.

       (d)Employee Plan Compliance. Except as set forth in Section 2.11(d) of the Company Schedule, (i) Company has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no knowledge of any default or violation by any other party to each Company Employee Plan, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination, opinion, notification or advisory letter from the IRS with respect to each such Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, was adopted using a prototype plan for which such a letter has been issued or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Company Employee Plan; (iii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 or Section 408 of ERISA (or any administrative class exemption issued thereunder), has occurred with respect to any Company Employee Plan the effect of which would be material to the Company; (iv) there are no actions, suits or claims pending, or, to the knowledge of Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (v) each Company Employee Plan (other than any stock option plan) can be amended, terminated or otherwise discontinued after the Effective Time, without material liability to Parent, Company or any of its Affiliates (other than ordinary administration expenses); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of Company or any Affiliates, threatened by the IRS or DOL with respect to any Company Employee Plan; and (vii) neither Company nor any Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company has no ERISA affiliates.

       (e)Pension Plan. Neither Company nor any Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

       (f)Multiemployer and Multiple Employer Plans. At no time has Company or any Affiliate contributed to or been obligated to contribute to any Multiemployer Plan. Neither Company, nor any Affiliate has at any time ever maintained, established, sponsored, participated in, or contributed to any multiple employer plan, as described in Section 413(c) of the Code.

       (g)No Post-Employment Obligations. Except as set forth in Section 2.11(g) of the Company Schedule, no Company Employee Plan provides, or reflects or represents any liability to provide retiree health to any person for any reason, except as may be required by COBRA or other applicable statute, and Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree health, except to the extent required by statute.

       (h)Health Care Compliance. Except as set forth in Section 2.11(h) of the Company Schedule, neither Company nor any Affiliate has, prior to the Effective Time and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA, the requirements of the Health Insurance Portability and Accountability Act of 1996, the requirements of the Women's Health and Cancer Rights Act, the requirements of the Newborns' and Mothers' Health Protection Act of 1996, or any amendment to each such Act, or any similar provisions of state law applicable to its Employees.

       (i)Effect of Transaction.

          (i)Except as set forth in Section 2.11(i) of the Company Schedule, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

          (ii)Except as set forth in Section 2.11(i) of the Company Schedule, no payment or benefit which will or may be made by Company or its Affiliates with respect to any Employee will be characterized as a "parachute payment," within the meaning of Section 280G(b)(2) of the Code.

       (j)Employment Matters. Except as set forth in Section 2.11(j) of the Company Schedule, Company: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment eligibility, employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than in amounts that are not in the aggregate material, and routine payments to be made in the normal course of business and consistent with past practice). There are no pending, threatened or reasonably anticipated claims or actions against Company under any worker's compensation policy or long-term disability policy.

       (k)Labor. No work stoppage or labor strike against Company is pending, threatened or reasonably anticipated. Company does not know of any activities or proceedings of any labor union to organize any Employees. Except as set forth in Section 2.11(k) of the Company Schedule, there are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Company. Neither Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Except as set forth in Section 2.11(k) of the Company Schedule, Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by Company.

   2.12 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the Parent Common Stock in or as a result of the Merger (the "S-4") will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the joint proxy statement/prospectus to be filed with the SEC by Company and Parent pursuant to Section 5.1(a) hereof (the "Proxy Statement/Prospectus") will, at the dates mailed to the stockholders of Company and Parent, at the times of the stockholders meetings of Company (the "Company Stockholders' Meeting") and of Parent (the "Parent Stockholders' Meeting" and together with the Company Stockholders' Meeting, the "Stockholders Meeting") in connection with the transactions contemplated hereby and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

   2.13 Restrictions on Business Activities. There is no agreement, commitment, judgment, injunction, order or decree binding upon Company or its subsidiaries or to which Company or any of its subsidiaries is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Company or any of its subsidiaries, any acquisition of property by Company or any of its subsidiaries or the conduct of business by Company or any of its subsidiaries as currently conducted.

   2.14 Title to Property. Neither Company nor any of its subsidiaries owns any material real property. Company and each of its subsidiaries have good and defensible title to all of their material properties and assets, free and clear of all liens, charges and encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or materially interfere with the present use of the property affected thereby; and all leases pursuant to which Company or any of its subsidiaries lease from others material real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of Company or any of its subsidiaries or, to Company's knowledge, any other party (or any event which with notice or lapse of time, or both, would constitute a material default and in respect of which Company or subsidiary has not taken adequate steps to prevent such default from occurring). All the plants, structures and equipment of Company and its subsidiaries, except such as may be under construction, are in good operating condition and repair, in all material respects.

   2.15 Taxes.

       (a)Definition of Taxes. For the purposes of this Agreement, "Tax" or "Taxes" refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor or transferor entity.

       (b)Tax Returns and Audits.

          (i) Company and each of its subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports ("Returns") relating to Taxes required to be filed by Company and each of its subsidiaries with any Tax authority, except such Returns which are not, individually or in the aggregate, material to Company. Company and each of its subsidiaries have paid all Taxes required to be paid, except such Taxes which are not, individually or in the aggregate, material to Company.

          (ii) Company and each of its subsidiaries as of the Effective Time will have withheld with respect to all employees, independent contractors or other persons all federal and state income Taxes, Taxes pursuant to the Federal Insurance Contribution Act, Taxes pursuant to the Federal Unemployment Tax Act and other Taxes required to be withheld, except such Taxes which are not, individually or in the aggregate, material to Company.

          (iii) Neither Company nor any of its subsidiaries is delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed against Company or any of its subsidiaries, nor has Company or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax which waiver or extension remains in effect.

          (iv) No audit or other examination of any Return of Company or any of its subsidiaries by any Tax authority is presently in progress, nor has Company or any of its subsidiaries been notified in writing of any request for such an audit or other examination.

          (v) No adjustment relating to any Returns filed by Company or any of its subsidiaries has been proposed in writing by any Tax authority to Company or any of its subsidiaries or any representative thereof.

          (vi) Neither Company nor any of its subsidiaries has any liability for any material unpaid Taxes which has not been accrued for or reserved on Company balance sheet dated September 30, 1999 in accordance with GAAP, other than any liability for unpaid Taxes that may have accrued since October 1, 1999 in connection with the operation of the business of Company and its subsidiaries in the ordinary course. There are no liens with respect to Taxes on any of the assets of Company, other than liens which are not, individually or in the aggregate, material or customary liens for current Taxes not yet due and payable.

          (vii) There is no contract, agreement, plan or arrangement to which Company or any of its subsidiaries is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Company or any of its subsidiaries that, individually or collectively, could reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which Company or any of its subsidiaries is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

          (viii) Neither Company nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Company or any of its subsidiaries.

          (ix) Neither Company nor any of its subsidiaries (A) has ever been a member of a consolidated group other than a consolidated group of which Company is the parent corporation or (B) is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

          (x) None of Company's or its subsidiaries' assets are tax exempt use property within the meaning of Section 168(h) of the Code.

          (xi) Neither Company nor any of its subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of
Section 355 of the Code since April 16, 1997. The stock of neither Company nor any of its subsidiaries has been distributed in a transaction satisfying the requirements of Section 355 of the Code since April 16, 1997.

   2.16 Environmental Matters.

       (a)Hazardous Material. Except as set forth in Section 2.6(a) of the Company Schedule and except as would not result in material liability to Company or any of its subsidiaries, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies, (a "Hazardous Material") are present, as a result of the actions of Company or any of its subsidiaries or any affiliate of Company, or, to Company's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Company or any of its subsidiaries has at any time owned, operated, occupied or leased.

       (b)Hazardous Materials Activities. Except as would not result in a material liability to Company (in any individual case or in the aggregate) (i) to the Company's Knowledge neither Company nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) to the Company's knowledge neither Company nor any of its subsidiaries has disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material

(collectively "Hazardous Materials Activities") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

       (c)Permits. Company and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "Company Environmental Permits") necessary for the conduct of Company's and its subsidiaries' Hazardous Material Activities and other businesses of Company and its subsidiaries as such activities and businesses are currently being conducted, except where the absence of such Company Environmental Permits would not cause a Material Adverse Effect.

       (d)Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending, and to Company's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ or injunction has been threatened by any Governmental Entity against Company or any of its subsidiaries in a writing delivered to Company or any of its subsidiaries concerning any Company Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Company or any of its subsidiaries. Company is not aware of any fact or circumstance which could involve Company or any of its subsidiaries in any environmental litigation or impose upon Company any material environmental liability.

   2.17 Brokers. Other than fees owed to Company's financial advisors, Goldman Sachs & Co., as set forth in Section 2.17 to the Company Schedule, Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders fees or agent's commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

   2.18 Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

  "Intellectual Property" shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof ("Patents"); (ii) inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) domain names, uniform resource locators ("URLs") and other names and locators associated with the Internet ("Domain Names"); (v) industrial designs and any registrations and applications therefor; (vi) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor; (vii) all databases and data collections and all rights therein; (viii) all moral and economic rights of authors and inventors, however denominated, and (ix) any similar or equivalent rights to any of the foregoing (as applicable).

  "Company Intellectual Property" shall mean any Intellectual Property that is owned by, or exclusively licensed to, Company and it subsidiaries.

  "Registered Intellectual Property" means all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any private, state, government or other legal authority.

  "Company Registered Intellectual Property" means all of the Registered Intellectual Property owned by, or filed in the name of, Company or any of its subsidiaries.

       (a)Section 2.18(a) of the Company Schedule is a complete and accurate list of all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered and lists any proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office (the "PTO") or equivalent authority anywhere in the world) related to any of the Company Registered Intellectual Property.

       (b)Section 2.18(b) of the Company Schedule is a complete and accurate list (by name and version number) of all products or service offerings of Company or any of its subsidiaries ("Company Products") that have been distributed or provided in the two (2) year period preceding the date hereof or which Company or any of its subsidiaries currently intends to distribute or provide in the future, including any products or service offerings under development.

       (c)Except as set forth in Section 2.18(c) of the Company Schedule, no Company Intellectual Property or Company Product is subject to any proceeding or outstanding decree, order, judgment, contract, license, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Company or any of its subsidiaries, or which may affect the validity, use or enforceability of such Company Intellectual Property or Company Product.

       (d)To the Company's knowledge and except as set forth in Section 2.18(d) of the Company Schedule, each material item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property.

       (e)Section 2.18(e) of the Company Schedule is a complete and accurate list of all material actions that are required to be taken by Company within ninety (90) days of the date hereof with respect to any of the foregoing Registered Intellectual Property.

       (f)Company owns and has good and exclusive title to, each material item of Company Intellectual Property owned by it free and clear of any lien or encumbrance (excluding non-exclusive licenses and related restrictions granted in the ordinary course). Without limiting the foregoing: (i) Company is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of Company and its subsidiaries, including the sale, distribution or provision of any Company Products by Company or its subsidiaries and (ii) Company owns exclusively, and has good title to, all copyrighted works that are Company Products or which Company or any of its subsidiaries otherwise purports to own.

       (g)To the extent that any material technology, software or Intellectual Property has been developed or created independently or jointly by a third party for Company or any of its subsidiaries or is incorporated into any of the Company Products, Company has a written agreement with such third party with respect thereto and Company thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a perpetual, non-terminable license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

       (h)Except as set forth in Section 2.18(h) of the Company Schedule, neither Company nor any of its subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is material Company Intellectual Property, to any third party, or knowingly permitted Company's rights in such material Company Intellectual Property to lapse or enter the public domain.

       (i)Section 2.18(i) of the Company Schedule lists all material contracts, licenses and agreements to which Company or any of its subsidiaries is a party:
(i) with respect to Company Intellectual Property licensed or transferred to any third party (other than end-user licenses in the ordinary course); or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to Company.

       (j)Except as set forth in Section 2.18(j) of the Company Schedule, all material contracts, licenses and agreements relating to either (i) Company Intellectual Property or (ii) Intellectual Property of a third party licensed to Company or any of its subsidiaries, are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of such contracts, licenses and agreements. To the Company's knowledge, each of Company and its subsidiaries is in material compliance with, and has not materially breached any term of any such contracts, licenses and agreements and, to the knowledge of Company, all other parties to such contracts, licenses and agreements are in compliance with, and have not materially breached any term of, such contracts, licenses and agreements. Except with respect to the nontransferable contracts listed in
Section 2.18(j) of the Company Schedule, following the Closing Date, the Surviving Corporation will be permitted to exercise all of Company's rights under such contracts, licenses and agreements to the same extent Company and its subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company would otherwise be required to pay. Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or Merger Sub by operation of law or otherwise of any contracts or agreements to which Company is a party, will result in (i) either Parent's or the Merger Sub's granting to any third party any right to or with respect to any material Intellectual Property right owned by, or licensed to, either of them, (ii) either the Parent's or the Merger Sub's being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) either the Parent's or the Merger Sub's being obligated to pay any royalties or other material amounts to any third party in excess of those payable by Company prior to the Closing.

       (k)Except as set forth in Section 2.18(k) of the Company Schedule, the operation of the business of Company and its subsidiaries as such business currently is conducted, including (i) Company's and its subsidiaries' design, development, manufacture, distribution, reproduction, marketing or sale of the products or services of Company and its subsidiaries (including Company Products ) and (ii) to Company's knowledge, Company's use of any product, device or process, has not, does not and will not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction.

       (l)Except as set forth in Section 2.18(l) of the Company Schedule, neither Company nor any of its subsidiaries has received notice from any third party that the operation of the business of Company or any of its subsidiaries or any act, product or service of Company or any of its subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

       (m)Except as set forth in Section 2.18(m) of the Company Schedule, to the knowledge of Company, no person has or is infringing or misappropriating any Company Intellectual Property.

       (n)Company and each of its subsidiaries has taken reasonable steps to protect Company's and its subsidiaries' rights in Company's confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to Company or any of its subsidiaries, and, without limiting the foregoing, each of Company and its subsidiaries has and uses its best efforts to enforce a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent and all current and former employees and contractors of Company and any of its subsidiaries have executed such an agreement, except where the failure to do so is not reasonably expected to be material to Company.

   2.19 Agreements, Contracts and Commitments. Except as set forth in Section
2.19 of the Company Schedule, neither Company nor any of its subsidiaries is a party to or is bound by:

       (a)any employment or consulting agreement, contract or commitment with any officer, director, Company employee or member of Company's Board of Directors, other than those that are terminable by Company or any of its subsidiaries on no more than thirty (30) days' notice without liability or financial obligation to Company;

       (b)any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

      (c)any material agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of software products in the ordinary course of business;

      (d)any material agreement, contract or commitment containing any covenant limiting in any respect the right of Company or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

      (e)except as contemplated by this Agreement, any agreement, contract or commitment currently in force relating to the disposition or acquisition by Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Company or any of its subsidiaries has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Company's subsidiaries;

      (f)any dealer, distributor, joint marketing or development agreement currently in force under which Company or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service or any material agreement pursuant to which Company or any of its subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Company or any of its subsidiaries;

      (g)any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to Company and its subsidiaries taken as a whole;

      (h)any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Company product, service or technology or any agreement, contract or commitment currently in force to sell or distribute any Company products, service or technology except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Parent;

      (i)any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

      (j)any material settlement agreement entered into within five (5) years prior to the date of this Agreement; or

      (k)any other agreement, contract or commitment that has a value of $500,000 or more individually.

   Neither Company nor any of its subsidiaries, nor to Company's knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither Company nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Company or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Company Schedule (any such agreement, contract or commitment, a "Company Contract") in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

   2.20 Opinion of Financial Advisor. Company has been advised in writing by its financial advisor, Goldman Sachs & Co. that in its opinion, as of the date of this Agreement, the Exchange Ratio is fair to the stockholders of Company from a financial point of view.

   2.21 Board Approval. The Board of Directors of Company has, as of the date of this Agreement unanimously (i) approved, subject to stockholder approval, this Agreement, the Stock Option Agreement and the transactions contemplated hereby and thereby, (ii) determined that the Merger is in the best interests of the stockholders of Company and is on terms that are fair to such stockholders and (iii) recommended that the stockholders of Company approve this Agreement and the Merger.

   2.22 Vote Required. The affirmative vote of a majority of the votes that holders of the outstanding shares of Company Common Stock are entitled to vote with respect to the Merger is the only vote of the holders of any class or series of Company's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

   2.23 Section 203 of the Delaware General Corporation Law. The Board of Directors of the Company has taken all actions so that (a) the restrictions contained in Section 203 of the DGCL applicable to a "business combination" (as defined in such Section 203) will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement.

                                  ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

   Parent and Merger Sub jointly and severally represent and warrant to Company, subject to such exceptions as are specifically disclosed in writing in the disclosure letter and referencing a specific representation supplied by Parent to Company dated as of the date hereof and certified by a duly authorized officer of Parent (the "Parent Schedule"), as follows:

    3.1 Organization and Qualification; Subsidiaries. Each of Parent and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent and its subsidiaries is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Parent.

    3.2 Certificate of Incorporation and Bylaws. Parent has previously furnished to Company a complete and correct copy of its Certificate of Incorporation and Bylaws as amended to date (together, the "Parent Charter Documents"). Such Parent Charter Documents and equivalent organizational documents of each of its subsidiaries are in full force and effect. Parent is not in violation of any of the provisions of the Parent Charter Documents, and no subsidiary of Parent is in violation of any of its equivalent organizational documents.

    3.3 Capitalization. The authorized capital stock of Parent consists of (i) 100,000,000 shares of Parent Common Stock, par value $0.001 per share, and (ii) 10,000,000 shares of Preferred Stock, par value $0.001 per share ("Parent Preferred Stock") on April 13, 2000, (i) 28,999,193 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Common Stock were held in treasury by Parent or by subsidiaries of Parent, (iii) 281,408 shares of Parent Common Stock were reserved for future issuance pursuant to outstanding warrants, (iv) 5,373,085 shares of Parent Common Stock were reserved for issuance upon the exercise of outstanding options ("Parent Options") to purchase Parent Common Stock. As of the date hereof, no shares of Parent Preferred Stock were issued or outstanding. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which, as of the date hereof, are issued and outstanding. All of the outstanding shares of Parent's and Merger Sub's respective capital stock have been duly authorized and validly issued and are fully paid and nonassessable. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall, and the shares of Parent Common Stock to be issued pursuant to the Merger will be, duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock (other than directors' qualifying shares) of each of Parent's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares) are owned by Parent or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Parent's voting rights, charges or other encumbrances of any nature whatsoever.

    3.4 Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitute legal and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their respective terms.

    3.5 No Conflict; Required Filings and Consents.

       (a)The execution and delivery of this Agreement by Parent and Merger Sub by Parent do not, and the performance of this Agreement by Parent and Merger Sub shall not, (i) conflict with or violate the Certificate of Incorporation, Bylaws or equivalent organizational documents of Parent or any of its subsidiaries, (ii) subject to compliance with the requirements set forth in
Section 3.5(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which it or their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent's or any such subsidiary's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect could not in the case of clauses (ii) or (iii) individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

       (b)The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the pre-merger notification requirements of the HSR Act and of foreign governmental entities and the rules and regulations thereunder, the rules and regulations of Nasdaq, and the filing and recordation of the Certificate of Merger as required by Delaware Law and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (x) would not prevent consummation of the Merger or otherwise prevent Parent or Merger Sub from performing their respective obligations under this Agreement or (y) could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

    3.6 SEC Filings; Financial Statements.

       (a)Parent has made available to Company a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC on or after March 31, 1999 (the "Parent SEC Reports"), which are all the forms, reports and documents required to be filed by Parent with the SEC since May 21, 1999. The Parent SEC Reports (A) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any reports or other documents with the SEC.

       (b)Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and each fairly presents in all material respects the consolidated financial position of Parent and its subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal adjustments which were not or are not expected to be material in amount.

       (c)Since the date of the balance sheet included in Parent's report on Form 10-K filed on March 30, 2000, and until the date hereof, there has not occurred any Material Adverse Effect on Parent.

    3.7 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Proxy Statement/Prospectus will, at the dates mailed to the stockholders of Company and Parent, at the times of the Stockholders' Meetings and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The S-4 and Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by Company which is contained in any of the foregoing documents.

    3.8 Compliance; Permits.

       (a)Neither Parent nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any conflicts, defaults or violations that (individually or in the aggregate) would not cause Parent to lose any material benefit or incur any material liability. Except as disclosed in the Parent SEC Reports, no investigation or review by any governmental or regulatory body or authority is pending or, to the knowledge of Parent, threatened against Parent or its subsidiaries, nor has any governmental or regulatory body or authority indicated to Parent an intention to conduct the same, other than, in each such case, those the outcome of which could not, individually or in the aggregate, reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its subsidiaries, any acquisition of material property by Parent or any of its subsidiaries or the conduct of business by Parent or any of its subsidiaries.

       (b)Parent and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to operation of the business of Parent and its subsidiaries taken as a whole (collectively, the "Parent Permits"). Parent and its subsidiaries are in compliance in all material respects with the terms of the Parent Permits.

    3.9 No Undisclosed Liabilities. Neither Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its subsidiaries taken as a whole, except (i) liabilities provided for in Parent's balance sheet as of December 31, 1999 or (ii) liabilities incurred since December 31, 1999 in the ordinary course of business, none of which is material to the business, results of operations or financial condition of Parent and its subsidiaries, taken as a whole.

   3.10 Absence of Litigation. Except as disclosed in Parent SEC Reports, there are no claims, actions, suits or proceedings pending or, to the knowledge of Parent, threatened (or, to the knowledge of Parent, any governmental or regulatory investigation pending or threatened) against Parent or any of its subsidiaries or any properties or rights of Parent or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign.

   3.11 Brokers. Other than fees owed to Parent's financial advisor, Robertson Stephens & Company, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders fees or agent's commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

   3.12 Opinion of Financial Advisor. Parent has been advised in writing by its financial advisor, Robertson Stephens & Company, that in its opinion, as of the date of this Agreement, the Exchange Ratio is fair, from a financial point of view, to Parent.

   3.13 Board Approval. The Board of Directors of Parent has, as of the date of this Agreement unanimously (i) approved, subject to stockholder approval, this Agreement, the Stock Option Agreement and the transactions contemplated hereby and thereby, (ii) determined that the Merger is in the best interests of the stockholders of Parent and is on terms that are fair to such stockholders and
(iii) recommended that the stockholders of Parent approve the issuance of Parent Common Stock in connection with the Merger.

   3.14 Vote Required. The affirmative vote of a majority of the votes that holders of the outstanding shares of Parent Common Stock are entitled to vote with respect to the Merger is the only vote of the holders of any class or series of Parent's capital stock necessary to approve the issuance of Parent Common Stock in connection with the Merger.

   3.15 Interim Operations of Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

    4.1 Conduct of Business by Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company and each of its subsidiaries shall, except to the extent that Parent shall otherwise consent in writing, carry on its business, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to
(i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings.

   In addition, except as permitted by the terms of this Agreement, and except as provided in Section 4.1 of the Company Schedule, without the prior written consent of Parent, which consent shall not be unreasonably withheld, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

       (a)Other than pursuant to terms of agreements or policies in existence as of the date of this Agreement as they apply to the transactions contemplated by this Agreement, waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans; provided however, that at the request of Parent, Company shall amend its Company Option Plans to provide for certain acceleration of vesting at the Effective Time, subject to Parent's approval of the terms of such amendment;

       (b)Grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing or made available to Parent, or adopt any new severance plan, or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

       (c)Except as contemplated by this Agreement, transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Company Intellectual Property, or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business consistent with past practices, provided that in no event shall Company license on an exclusive basis or sell any Company Intellectual Property;

       (d)Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

       (e)Except as set forth in Section 4.1(h) of the Company Schedule with respect to mergers among Company and any of its direct or indirect subsidiaries, acquire or purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

       (f)Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (x) the issuance delivery and/or sale of (i) shares of Company Common Stock pursuant to the exercise of the Warrants or stock options outstanding as of the date of this Agreement, and
(ii) shares of Company Common Stock issuable to participants in the ESPP consistent with the terms thereof and (y) the granting of stock options to newly hired employees (excluding directors and executive officers), in the ordinary course of business and consistent with past practices, in an amount not to exceed options to purchase (and the issuance of Company Common Stock upon exercise thereof) 10,000 shares in the aggregate;

       (g)Cause, permit or propose any amendments to the Company Charter Documents (or similar governing instruments of any of its subsidiaries);

       (h)Except as set forth in Section 4.1(h) of the Company Schedule with respect to mergers among Company and any of its direct or indirect subsidiaries, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to enter into any joint ventures, strategic partnerships or alliances;

       (i)Sell, lease, license, encumber or otherwise dispose of any properties or assets except sales of inventory in the ordinary course of business consistent with past practice, except for the sale, lease or disposition (other than through licensing) of property or assets which are not material, individually or in the aggregate, to the business of Company and its subsidiaries;

       (j)Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than in connection with the financing of ordinary course trade payables consistent with past practice;

       (k)Adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

       (l) (i) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business or in accordance with their terms, or liabilities recognized or disclosed in the most recent consolidated financial statements (or the notes thereto) of Company included in the Company SEC Reports or incurred since the date of such financial statements, or (ii) waive the benefits of, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which Company or any of its subsidiaries is a party or of which Company or any of its subsidiaries is a beneficiary;

       (m)Except as set forth in Section 4.1(m) of the Company Schedule, make any individual or series of related payments outside of the ordinary course of business in excess of $100,000; (n) Except as set forth in Section 4.1(h) of the Company Schedule or except in the ordinary course of business consistent with past practice, modify, amend or terminate any material contract or agreement, to which Company or any subsidiary thereof is a party or waive, delay the exercise of, release or assign any material rights or claims thereunder;

       (o)Enter into, renew or materially modify any contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of Company's products or products licensed by Company other than new (or material modifications of existing) non-exclusive contracts, agreements or obligations entered into in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, and renewals of existing nonexclusive contracts, agreements or obligations;

       (p)Except as required by GAAP or the Federal securities laws, revalue any of its assets or make any change in accounting methods, principles or practices;

       (q)Incur or enter into any agreement, contract or commitment requiring Company or any of its subsidiaries to pay in excess of $250,000;

       (r)Engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code whether or not otherwise permitted by the provisions of this Article IV;

       (s)Settle any litigation other than routine litigation adequately covered by insurance or for which adequate reserves have been made on the Company's books and records and balance sheet as of December 31, 2000, and not involving Company or Third Party Intellectual Property;

       (t)Make any tax election that, individually or in the aggregate, is reasonably likely to adversely affect in any material respect the tax liability or tax attributes of Company or any of its subsidiaries or settle or compromise any material income tax liability except as reserved for on the December 31, 1999 balance sheet;

       (u)Agree in writing or otherwise to take any of the actions described in
Section 4.1(a) through (t) above.

    4.2 Conduct of Business by Parent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except as permitted by the terms of this Agreement and the Stock Option Agreement and except as provided in
Section 4.2 of the Parent Schedule, without the prior written consent of Company, Parent shall not

       (a)Engage in any action that could reasonably be expected to (i) cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code or (ii) interfere with Parent's ability to account for the Merger as a pooling of interests;

       (b)Declare, set aside or pay any cash dividends on or make any other cash distributions in respect of any capital stock; or

       (c)Take any action that would reasonably be likely to materially delay the Merger.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

    5.1 Proxy Statement/Prospectus; Registration Statement; Other Filings; Board Recommendations.

       (a)As promptly as practicable after the execution of this Agreement, Company and Parent will prepare, and file with the SEC, the Proxy Statement/Prospectus, and Parent will prepare and file with the SEC the S-4 in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Parent and Company shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement/Prospectus and the S-4, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the Proxy Statement/Prospectus and the S-4. Each of Company and Parent will respond to any comments of the SEC, and will use its respective commercially reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Parent and Company will cause the Proxy Statement/Prospectus to be mailed to its respective stockholders at the earliest practicable time after the S-4 is declared effective by the SEC. As promptly as practicable after the date of this Agreement, each of Company and Parent will prepare and file any other filings required to be filed by it under the Exchange Act, the Securities Act or any other Federal, foreign or Blue Sky or related laws relating to the Merger and the transactions contemplated by this Agreement (the "Other Filings"). Each of Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the S-4, the Proxy Statement/Prospectus or any Other Filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff or any other government officials, on the other hand, with respect to the S-4, the Proxy Statement/Prospectus, the Merger or any Other Filing. Each of Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1(a) to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the S-4 or any Other Filing, Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Company, such amendment or supplement.

       (b)The Proxy Statement/Prospectus will include the unanimous recommendations of (i) the Board of Directors of Parent in favor of adoption and approval of this Agreement and approval of the Merger in connection with the Merger and (ii) subject to Section 5.2, the Board of Directors of Company in favor of adoption and approval of this Agreement and approval of the Merger.

    5.2 Meeting of Company Stockholders.

       (a)Promptly after the date hereof, Company will take all action necessary in accordance with Delaware Law and the Company Charter Documents to convene the Company Stockholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the S-4, for the purpose of voting upon this Agreement and the Merger. Subject to Section 5.2(c), Company will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Company may adjourn or postpone the Company Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/Proxy Statement is provided to Company's stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Company Stockholders' Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders' Meeting. Company shall ensure that the Company Stockholders' Meeting is called, noticed, convened and conducted, and that all proxies solicited by Company in connection with the Company Stockholders' Meeting are solicited, in compliance with Delaware Law, the Company Charter Documents, the rules of Nasdaq and all other applicable legal requirements. Company's obligation to call, give notice of, convene and conduct the Company Stockholders' Meeting in accordance with this
Section 5.2(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Acquisition Proposal.

       (b)Subject to Section 5.2(c): (i) the Board of Directors of Company shall unanimously recommend that Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; (ii) the Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of Company has unanimously recommended that Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; and (iii) neither the Board of Directors of Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of the Board of Directors of Company that Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger. For purposes of this Agreement, said recommendation of the Board of Directors shall be deemed to have been modified in a manner adverse to Parent if said recommendation shall no longer be unanimous.

       (c)Nothing in this Agreement shall prevent the Board of Directors of Company from withholding, withdrawing, amending or modifying its unanimous recommendation in favor of the Merger if (i) a Superior Offer (as defined below) is made to Company and is not withdrawn, (ii) neither Company nor any of its representatives shall have violated any of the restrictions set forth in
Section 5.4, and (iii) the Board of Directors of Company concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is necessary in order for the Board of Directors of Company to comply with its fiduciary obligations to Company's stockholders under applicable law. Nothing contained in this Section 5.2 shall limit Company's obligation to convene and conduct the Company Stockholders' Meeting (regardless of whether the unanimous recommendation of the Board of Directors of Company shall have been withdrawn, amended or modified). For purposes of this Agreement, "Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company pursuant to which the stockholders of Company immediately preceding such transaction hold less than 51% of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by Company of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 51% of the fair market value of Company's business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 51% of the voting power of the then outstanding shares of capital stock of Company, in each case on terms that the Board of Directors of Company determines, in its reasonable judgment (based on written advice of a financial advisor of nationally recognized reputation) to be more favorable to Company stockholders from a financial point of view than the terms of the Merger.

    5.3 Confidentiality; Access to Information.

       (a)The parties acknowledge that Company and Parent have previously executed a Mutual Nondisclosure Agreement, dated as of April 12, 2000 (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

       (b)Access to Information. Each Party will afford the other Party its accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of such Party during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of such Party, as such requesting Party may reasonably request. No information or knowledge obtained by any Party in any investigation pursuant to this Section
5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

    5.4 No Solicitation.

       (a)From and after the date of this Agreement until the approval of the Company's stockholders at the Company Stockholders' Meeting or termination of this Agreement pursuant to Article VII, Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, (iv) subject to Section 5.2(c), approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction (as defined below); provided, however, that this Section 5.4(a) shall not prohibit Company from furnishing nonpublic information regarding Company and its subsidiaries to, entering into a confidentiality agreement with or entering into discussions with, any person or group in response to a Superior Offer submitted by such person or group (and not withdrawn) if (1) neither Company nor any representative of Company and its subsidiaries shall have violated any of the restrictions set forth in this Section 5.4, (2) the Board of Directors of Company concludes in good faith, after consultation with its outside legal counsel, that such action is necessary in order for the Board of Directors of Company to comply with its fiduciary obligations to Company's stockholders under applicable law, (3) (x) at least 48 hours prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person or group, Company gives Parent written notice of the identity of such person or group and of Company's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person or group and (y) Company receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of Company, and
(4) contemporaneously with furnishing any such nonpublic information to such person or group, Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by Company to Parent). Company and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer or director of Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of Company or any of its subsidiaries shall be deemed to be a breach of this Section 5.4 by Company. In addition to the foregoing, Company shall (i) provide Parent with at least forty-eight (48) hours prior notice (or such lesser prior notice as provided to the members of Company's Board of Directors but in no event less than eight hours) of any meeting of Company's Board of Directors at which Company's Board of Directors is reasonably expected to consider a Superior Offer and (ii) provide Parent with at least two (2) business days prior written notice (or such lesser prior notice as provided to the members of Company's Board of Directors but in no event less than eight (8) hours) of a meeting of Company's Board of Directors at which Company's Board of Directors is reasonably expected to recommend a Superior Offer to its stockholders.

   For purposes of this Agreement, "Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Parent) relating to any Acquisition Transaction. For the purposes of this Agreement, "Acquisition Transaction" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from Company by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 10% interest in the total outstanding voting securities of Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 10% or more of the total outstanding voting securities of Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Company pursuant to which the stockholders of Company immediately preceding such transaction hold less than 90% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 10% of the assets of Company; or (C) any liquidation or dissolution of Company.

       (b)In addition to the obligations of Company set forth in paragraph (a) of this Section 5.4, Company as promptly as practicable shall advise Parent orally and in writing of any request received by Company for non-public information which Company reasonably believes would lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry received by Company with respect to or which Company reasonably should believe would lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. Company will keep Parent informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

    5.5 Public Disclosure. Parent and Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

    5.6 Reasonable Efforts; Notification.

       (a)Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the transactions contemplated in this Agreement, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or Company or any subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

       (b)Company shall give prompt notice to Parent upon becoming aware that any representation or warranty made by it contained in this Agreement has become untrue or inaccurate, or of any failure of Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

       (c)Parent shall give prompt notice to Company (i) upon becoming aware that any representation or warranty made by it or Merger Sub contained in this Agreement has become untrue or inaccurate, or of any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied or (ii) in the event Parent intends to undertake a transaction that would require the vote of Parent stockholders; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

    5.7 Third Party Consents. As soon as practicable following the date hereof, Parent and Company will each use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

    5.8 Stock Options, Warrants and Employee Benefits.

       (a)Stock Options. At the Effective Time, each outstanding option to purchase shares of Company Common Stock (each, a "Company Stock Option") under the Company Option Plans, whether or not vested, shall by virtue of the Merger be assumed by Parent. Each Company Stock Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such options immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions and provisions regarding the acceleration of vesting on certain transactions, other than the transactions contemplated by this Agreement), except that (i) each Company Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest tenth of a cent.

       (b)Warrants. At the Effective Time, the Warrants will be assumed by Parent. Each Warrant so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable warrant agreement immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that (i) each Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the share of Parent Common Stock issuable upon exercise of such assumed Warrant will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Warrant was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded to the nearest whole cent. Company agrees to provide the holders of Company Warrants with any and all notices required as a result of the Merger and the transactions contemplated thereby.

       (c)ESPP. Prior to the Effective Time, outstanding purchase rights under Company's ESPP shall be exercised in accordance with the terms of the ESPP. With respect to each share of Company Common Stock purchased pursuant to the ESPP, such exercise shall by virtue of the Merger, and without any action on the part of the holder thereof, be converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio without issuance of certificates representing issued and outstanding shares of Company Common Stock to ESPP participants. Company agrees that it shall terminate the ESPP immediately following the aforesaid purchase of shares of Company Common Stock thereunder.

    5.9 Form S-8. Parent agrees to file, if available for use by Parent, a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options as soon as is reasonably practicable after the Effective Time and in any case within 30 days of the Effective Time.

   5.10 Indemnification. From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Company pursuant to any indemnification agreements between Company and its directors and officers in effect immediately prior to the Effective Time (the "Indemnified Parties") and any indemnification provisions under the Company Charter Documents as in effect on the date hereof. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Company Charter Documents as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the

Effective Time, were directors, officers, employees or agents of Company, unless such modification is required by law. For a period of six years after the Effective Time, Parent will cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Company's directors' and officers' liability insurance policy on terms substantially similar to those applicable to the current directors and officers of Company.

   5.11 Nasdaq Listing. Parent agrees to cause the listing on Nasdaq the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, subject to official notice of issuance.

   5.12 Company Affiliate Agreement. Set forth in Section 5.12 the Company
Schedule is a list of those persons who may be deemed to be, in Company's reasonable judgment, affiliates of Company within the meaning of Rule 145 promulgated under the Securities Act (each, a "Company Affiliate"). Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. Each Company Affiliate Agreement will be in full force and effect as of the Effective Time. Parent will be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by a Company Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Company Affiliate Agreement.

   5.13 Regulatory Filings; Reasonable Efforts. As soon as may be reasonably practicable, Company and Parent each shall file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties. Company and Parent each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and
(b) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate; provided, however, that Parent shall not be required to agree to any divestiture by Parent or Company or any of Parent's subsidiaries or affiliates of shares of capital stock or of any business, assets or property of Parent or its subsidiaries or affiliates or of Company, its affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

   5.14 Termination of 401(k) Plan. Company and its Affiliates, as applicable, each agrees to terminate its 401(k) plan immediately prior to Closing, unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain such plans by providing Company with written notice of such election at least three (3) days before the Effective Time. Unless Parent provides such notice to Company, Parent shall receive from Company evidence that Company's and each Affiliate's (as applicable) 401(k) plan has been terminated pursuant to resolutions of each such entity's Board of Directors (the form and substance of which resolutions shall be subject to review and approval of Parent), effective as of the day immediately preceding the Closing Date.

   5.15 Parent Stockholders' Meeting. Promptly after the date hereof, Parent will take all action necessary in accordance with Delaware Law and the Parent Charter Documents to convene the Parent Stockholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the S-4, for the purpose of voting upon the Merger and this Agreement. Parent will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the Merger and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Parent may adjourn or postpone the Parent Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/Proxy Statement is provided to Parent's stockholders in advance of a vote on the issuance of such stock or, if as of the time for which the Parent Stockholders' Meeting is originally scheduled (as set forth in the

Prospectus/Proxy Statement) there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders' Meeting. Parent shall ensure that the Parent Stockholders' Meeting is called, noticed, convened and conducted, and that all proxies solicited by Parent in connection with the Parent Stockholders' Meeting are solicited, in compliance with Delaware Law, the Parent Charter Documents, the rules of Nasdaq and all other applicable legal requirements.

   5.16 Directors. Promptly following the Effective Time, Parent will cause two individuals selected by the Company, subject to Parent's reasonable approval, to be designated as directors of Parent, one of which shall be Mr. A. Nathaniel Goldhaber.

   5.17 Disposition of Paytech Business.

   The Company will use its commercially reasonable efforts to consummate the Payt Disposition and will inform Parent promptly, and in no event later than one business day after, material developments relating thereto. Parent will cooperate with Company in its efforts to consummate the Paytech Disposition including by (i) providing assistance with respect to any proxy or information statement required in connection with the Paytech Disposition and including such proxy or information statement in the Proxy Statement and Form S-4 and
(ii) cooperating in the filing of any tax election or Tax Returns required or deemed advisable by the Company, so long as such elections or Tax Returns do not materially adversely affect Parent.

       (a)The Company shall have the right, but not the obligation, prior to the Effective Time, to dispose of the Paytech Business (as defined below) by transferring it to the stockholders of the Company by transferring the Paytech Business to a newly formed affiliate of the Company ("Payt") and distributing the ownership of Payt to the stockholders of the Company (such transfer and distribution, the "Payt Spin") in a transaction that is treated as immediately taxable in full to the Company and the stockholders of the Company for federal income tax purposes. The decision as to whether and under what terms to implement a Payt Spin will be the Company's; provided, however, that Parent's consent shall be required in connection with any material deviation from the terms and conditions of a Payt Spin, as applicable, set forth on Schedule 1. In the event the parties hereto disagree as to whether or not the terms and conditions of a Payt Spin materially deviate from the terms and conditions set forth on Schedule 1 or in the event the parties hereto disagree on the amount of cash to be reserved for the Payt Sale Taxes (as defined in subsection 5.18(b)), either party shall be entitled to submit such dispute or disagreement for final and binding determination to a mutually acceptable third-party arbitrator, such determination to be made within ten (10) days of the submission to such arbitrator by either party. If the parties are unable to mutually agree upon an arbitrator within one week of a party's notification to the other party of its desire to arbitrate such a dispute, then each party shall have one week to select an arbitrator and such two arbitrators shall have one week to select a third arbitrator who shall have final authority to resolve such dispute within ten days of such arbitrator's selection based upon the terms and conditions set forth on Schedule 1. The parties shall share equally in the fees and expenses of such arbitrators, and such fees and expenses shall be paid by the parties prior to the Effective Time.

       (b)The "Paytech Business" shall consist of the assets and liabilities set forth on Schedule 1. The Exchange Ratio or amount of cash to be transferred in the Payt Spin shall be appropriately adjusted such that Parent and the Company (after utilizing all available Company tax attributes) pay, or be liable for, no Paytech Spin Taxes. The "Paytech Spin Taxes" shall equal the income and other Taxes incurred and to be incurred by Parent, the Company or any affiliates thereof in connection with the Payt Spin. The Company and Parent shall mutually determine the amount of the Paytech Spin Taxes prior to the Closing Date. If the Company and Parent fail to reach an agreement within one
(1) week prior to the scheduled Closing Date, either party shall be entitled to submit the matter to a mutually acceptable third-party arbitrator. If the parties are unable to mutually agree upon an arbitrator within one (1) week of a party's notification to the other party of its desire to arbitrate such a dispute, then each party shall have one (1) week to select an arbitrator and such two arbitrators shall have ten (10) days to select a third arbitrator who shall have final authority to resolve such dispute within ten (10) days of such arbitrator's selection, but before the Closing Date. The parties shall share equally in the fees and expenses of such arbitrators, and such fees and expenses shall be paid by the parties prior to the Effective Time.

   5.18 Employment Arrangements and Items.

       (a)Retention Options. Prior to the Effective Time, the Company shall, if requested by Parent, issue Retention Options to employees of the Company provided, that the form of the option agreement governing such Retention Options shall have been delivered to Parent prior to being furnished to such person and such agreement shall comply with the restrictions set forth in the definition of "Retention Options."

       (b)Benefit Arrangements. Parent covenants and agrees that to the extent permitted by applicable law and to the extent the existing benefit plans and arrangements provided by Company to its employees are terminated on or after the Effective Time, such employees shall be entitled to benefits which are available or subsequently become available to Parent's employees, and on a basis which is on parity with Parent's employees. For purposes of satisfying the terms and conditions of such plans, Parent shall give full credit for eligibility, vesting or benefit accrual to the extent possible for each participant's period of service at the Company prior to the Effective Time.

       (c)"Retention Options." Means options to be granted to employees of the Company designated by Parent which options shall (i) be granted under the Company's 199 Stock Incentive Plan, (ii) shall have no acceleration or similar provisions, (iii) shall vest as specified by Parent, (iv) shall have an exercise price specified by Parent and (v) which shall be otherwise in form and substance satisfactory to Parent.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

    6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

       (a)Company Stockholder Approval. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of Company.

       (b)Parent Stockholder Approval. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of Parent.

       (c)Registration Statement Effective; Proxy Statement. The SEC shall have declared the S-4 effective. No stop order suspending the effectiveness of the S-4 or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

       (d)No Order; HSR Act. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

       (e)Tax Opinions. Parent and Company shall each have received written opinions from their respective tax counsel (Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Morrison & Foerster

LLP, respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; provided, however, that if the counsel to either Parent or Company does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinions.

       (f)Nasdaq Listing. The shares of Parent Common Stock issuable to the stockholders of Company pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on Nasdaq upon official notice of issuance.

    6.2 Additional Conditions to Obligations of Company. The obligation of Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

       (a)Representations and Warranties. Each representation and warranty of Parent and Merger Sub contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Parent and Merger Sub, (B) for changes contemplated by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications as set forth in the preceding clause A) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties,
(i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Schedule made or purported to have been made after the date of this Agreement shall be disregarded). Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent.

       (b)Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent.

    6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
Parent:

       (a)Representations and Warranties. Each representation and warranty of Company contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Company provided, however, such Material Adverse Effect qualifier shall be inapplicable with respect to representations and warranties contained in Section 2.3, (B) for changes contemplated by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications as set forth in the preceding clause A) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Schedule made or purported to have been made after the date of this Agreement shall be disregarded). Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by an authorized officer of Company.

      (b)Agreements and Covenants. Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company.

      (c)Affiliate Agreements. Each of the Company Affiliates shall have entered into the Company Affiliate Agreement in the form attached hereto as Exhibit B and each of such agreements will be in full force and effect as of the Effective Time.

      (d)Consents. Company shall have obtained all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby in connection with the agreements, contracts, licenses or leases set forth on Section 6.3(e) of the Company Schedule.

      (e)Noncompetition Agreements. Parent shall have received from each of the persons identified on Exhibit C a noncompetition agreement in a form provided by the Parent and approved by the Company.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

    7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approval of the stockholders of Company:

      (a)by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

      (b)by either Company or Parent if the Merger shall not have been consummated by September 30, 2000 for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

      (c)by either Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

      (d)by either Company or Parent if the required approval of the stockholders of Company or Parent contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Company stockholders duly convened therefor or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Company where the failure to obtain Company stockholder approval shall have been caused by the action or failure to act of Company and such action or failure to act constitutes a breach by Company of this Agreement;

      (e)by Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent through the exercise of its commercially reasonable efforts, then Company may not terminate this Agreement under this Section 7.1(e) for thirty (30) days after delivery of written notice from Company to Parent of such breach, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that Company may not terminate this Agreement pursuant to this paragraph (e) if it shall have materially breached this Agreement or if such breach by Parent is cured during such thirty (30)-day period);

       (f)by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Company's representations and warranties or breach by Company is curable by Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(f) for thirty (30) days after delivery of written notice from Parent to Company of such breach, provided Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (f) if it shall have materially breached this Agreement or if such breach by Company is cured during such thirty (30)-day period);

       (g)by Parent, upon a breach of the provisions of Section 5.4 of this Agreement;

       (h)by Parent if a Triggering Event (as defined below) shall have occurred; or

       (i)by either Company or Parent if the required approval by the stockholders of Parent contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Parent stockholders duly convened therefor or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this
Section 7.1(i) shall not be available to Parent where the failure to obtain Parent stockholder approval shall have been caused by the action or failure to act of parent and such action or failure to act constitutes a breach by Parent of this Agreement.

   For the purposes of this Agreement, a "Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its unanimous recommendation in favor of, the adoption and approval of the Agreement or the approval of the Merger; (ii) Company shall have failed to include in the Proxy Statement/Prospectus the unanimous recommendation of the Board of Directors of Company in favor of the adoption and approval of the Agreement and the approval of the Merger; (iii) Board of Directors of Company fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the Agreement and the approval of the Merger within five (5) business days after Parent requests in writing that such recommendation be reaffirmed at any time following the announcement of an Acquisition Proposal; (iv) the Board of Directors of Company or any committee thereof shall have approved or recommended any Acquisition Proposal; (v) Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or (vi) a tender or exchange offer relating to securities of Company shall have been commenced by a person unaffiliated with Parent and Company shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Company recommends rejection of such tender or exchange offer.

    7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon (or, if the termination is pursuant to Section 7.1(e) or Section 7.1(f) and the proviso therein is applicable, thirty (30) days after) the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2,
Section 7.3 and Article 8 (General Provisions), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any intentional or willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

    7.3 Fees and Expenses.

       (a)General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and Company shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the S-4 (including financial statements and exhibits) and any amendments or supplements thereto.

       (b)Company Payments.

          (i)Company shall pay to Parent in immediately available funds, within one (1) business day after demand by Parent, an amount equal to $7,850,000 (the "Termination Fee") if this Agreement is terminated by Parent pursuant to
Section 7.1(g) or (h).

          (ii)Company shall pay Parent in immediately available funds, within two (2) business days after demand by Parent, an amount equal to the Termination Fee, if this Agreement is terminated by Parent or Company, as applicable, pursuant to Sections 7.1(b) or (d) and any of the following shall occur:

              a)if following the date hereof and prior to the termination of this Agreement, a third party has announced an Acquisition Proposal and within twelve (12) months following the termination of this Agreement a Company Acquisition (as defined below) is consummated; or

              b)if following the date hereof and prior to the termination of this Agreement, a third party has announced an Acquisition Proposal and within twelve (12) months following the termination of this Agreement Company enters into an agreement or letter of intent providing for a Company Acquisition.

          Notwithstanding the foregoing, Parent shall not be entitled to Termination Fee with respect to Section 7.1(b) if Parent's or Merger Sub's action or failure to act has been the principal cause of or resulted in the failure of the Merger to occur on or before September 30, 2000 and such action or failure to act constitutes a breach of this Agreement.

          (iii)Company acknowledges that the agreements contained in this
Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b) and, in order to obtain such payment, Parent makes a claim that results in a judgment against Company for the amounts set forth in this Section 7.3(b), Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement. For the purposes of this Agreement, "Company Acquisition" shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company pursuant to which the stockholders of Company immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by Company of assets representing in excess of 50% of the aggregate fair market value of Company's business immediately prior to such sale or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Company.

    7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and Company.

    7.5 Extension; Waiver. At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

    8.1 Non-Survival of Representations and Warranties. The representations and warranties of Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

    8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

       (a)if to Parent or Merger Sub, to:

          MyPoints, Inc.
          100 California Street, 11th Floor
          San Francisco, California 94111
          Attention: Layton Han
          Telephone No.:
          Fax No.:

          with a copy to:

          Wilson Sonsini Goodrich & Rosati
          Professional Corporation
          One Market, Spear Street Tower
          San Francisco, California 94105
          Attention: Michael J. Kennedy
          Telephone No.: (415) 947-2000
          Fax No.: (650) 493-6811

       (b)if to Company, to:

          Attention:
          Telephone No.:
          Fax No.:

          with a copy to:

          Morrison & Foerster LLP
          425 Market Street
          San Francisco, CA 94105-2482
          Attention: John W. Campbell, III
          Telephone No.: (415) 268-7000
          Fax No.: (415) 268-7522

    8.3 Interpretation; Knowledge.

       (a)When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement. Unless otherwise indicated the words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

       (b)For purposes of this Agreement, the term "knowledge" means with respect to a party hereto, with respect to any matter in question, that any of the executive officers of such party has actual knowledge of such matter.

       (c)For purposes of this Agreement, the term "Material Adverse Effect" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect, individually or when aggregated with other changes, events, violations, inaccuracies, circumstances or effects, that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its subsidiaries taken as a whole; provided that the failure of Parent or Company to achieve the current street expectations for any fiscal quarter or a decline in stock price, shall not by itself constitute a Material Adverse Effect.

       (d)For purposes of this Agreement, the term "person" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

    8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

    8.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Schedule and the Parent Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in Section 5.10.

    8.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

    8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

    8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

    8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

   8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

   8.11 WAIVER OF JURY TRIAL. EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

                                     *****

   IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                                          MYPOINTS, INC.

                                          By: /s/ Steven M. Markowitz

                                          Name: Steven M. Markowitz

                                          Title: Chief Executive Officer

                                          MYGO ACQUISITION CORPORATION

                                          By: /s/ Steven M. Markowitz

                                          Name: Steven M. Markowitz

                                          Title: Chief Executive Officer

                                          CYBERGOLD, INC.

                                          By: /s/ A.N. Goldhaber

                                          Name: A.N. Goldhaber

                                          Title: Chief Executive Officer

                       **** REORGANIZATION AGREEMENT ****

                                   SCHEDULE 1

                               TERMS OF PAYT SPIN

   The following represent general principles that Parent and the Company will follow in order to implement the proposed spinoff of Payt:

  . The spinoff will occur prior to the Effective Time on a date to be determined ("Separation Date").

  . On the Separation Date the Company will own Common Stock representing
    19.9% of the fully diluted equity of Payt ("Retained Equity"), assuming that Payt does not raise capital prior to the Effective Time. If Payt raises capital prior to the Effective Time, the Company will have a preemptive right to participate in the financing in order to maintain its equity ownership percentage. For so long as Parent owns 10% or more of the outstanding Payt voting stock, it shall have the right to designate 2 board members of Payt, and for so long as Parent owns 5% or more of the outstanding voting stock of Payt, it shall have the right to designate 1 board member of Payt.

  . The Payt Disposition, along with the terms specified in the second sentence of this paragraph, shall not cause the Company to hold less than 90% of the fair market value of its net assets nor less than 70% of the fair market value of its gross assets that it held immediately prior to the Effective Time. Amounts used by the Company to pay stockholders perfecting dissenters' rights or to pay other Merger expenses, amounts paid by the Company to redeem stock, securities, warrants or options of the Company as part of any overall plan of which the Merger is a part, and amounts distributed by the Company to stockholders of the Company (except for regular, normal dividends) as part of any overall plan of which the Merger is a part, in each case will be treated as constituting assets of the Company immediately prior to the Effective Time.

  . The Company shall have the right to allocate Payt's equity, other than the Retained Equity, to Payt employees and an employee option pool and for distribution to the shareholders of the Company.

  . The Company shall grant Payt an exclusive, perpetual, worldwide, royalty-free, and fully paid license to use, with freedom to sublicense, the Company's Payment Systems Technology for use in developing and operating a payment systems business ("Payt Field").

  . Payt on the one hand, and the Company and Parent on the other hand, shall agree that Payt will not enter or engage in, or sublicense the Payment Systems Technology for use in, the incentive marketing business ("Reserved Field") and the Company and Parent will not enter or engage in, or sublicense the Payment Systems Technology for use in, the Payt Field.

  . Payt shall grant the Company a nonexclusive, perpetual, worldwide, royalty-free, and fully paid license to use and to sublicense, in the Reserved Field, any improvements, enhancements or derivative works Payt may develop with respect to the Payment Systems Technology.

  . Payt shall assure and be liable for all liabilities associated with the assets transferred to it, including all liabilities relating to Vox.

  . Prior to the Separation Date a reserve, if necessary, shall be established in Parent's favor to cover any and all Taxes which may be associated with the spin-off as well as associated costs (this may be accomplished by adjusting the $5 million of cash referred to below). Any Taxes associated with the spin-off shall be the responsibility of Payt.

  . Payt shall be capitalized at the Effective Time with a contribution of $5 million in cash and a transfer of the following personal property, subject to the approval of Parent:

       40 Desktop PCs
       1 Portmaster
       1 Netscreen 100 (VPN support)
       1 Cisco Edge Router
       1 Cisco 6509 Switch
       1 Cisco Local Director
       1 Pix Firewall
       1 Sun Enterprise E4500 server
       1 Sun A5200 disk array
       3 Sun Netra servers
       1 Sun Sparc Station 20 workstation
       2 Dell mail servers (model 4500 or 4300)

    together with such other miscellaneous tangible personal property as may be agreed by Parent and the Company.

  . The Company may transfer to Payt up to 35 employees to be identified by the Company, subject to the approval of Parent not to be unreasonably withheld and which employees shall include Barry McCarthy, and shall not include Dan Berger or Michael Koitman. Payt shall assume all liabilities associated with the employment of the transferred employees. Prior to transferring any employees to Paytech, each such employee shall sign and deliver to Parent a non-competition agreement in form reasonably satisfactory to Parent.

  . On the Separation Date the Company will execute and deliver the following agreements with Payt to implement the principles of this Schedule 1: an Assignment and Assumption Agreement, an Employee Matters Agreement, a Tax Sharing Agreement, a Master Confidentiality and Non-Disclosure Agreement, an Indemnification and Insurance Matters Agreement, resignations of any appropriate employees, and such other agreements as the parties may agree are necessary or desirable.

  . The Company will agree to offer any transition services necessary to Payt for a reasonable period and for reasonable compensation.

  . The Company will use its reasonable best efforts with the reasonable cooperation of Parent to prepare an information statement as required by law, file it with the SEC and complete all other customary procedures affiliated with such information statement and all other actions necessary or desirable in order to effect the distribution of common stock of Payt with costs to be fully paid by the Company prior to the Effective Time.

            FIRST AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION

   This FIRST AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of June 20, 2000 (the "Amendment") and amends that certain Agreement and Plan of Reorganization dated April 14, 2000 (the "Agreement") among MyPoints.com, Inc., a Delaware corporation ("Parent"), Mygo Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Cybergold, Inc., a Delaware corporation ("Company"). Capitalized terms used but not defined herein have the meaning specified in the Agreement.

                                    RECITALS

   A. The parties desire to amend the Agreement in order to permit the Payt Disposition to be completed after the Closing.

   The parties hereby agree to amend the Agreement as follows.

   1. Section 5.17 of the Agreement is deleted and replaced with the following:

   5.17 Disposition of Paytech Business

   The Company will use its commercially reasonable efforts to consummate the Payt Disposition and will inform Parent promptly, and in no event later than one business day after, material developments relating thereto. Parent will cooperate with Company in its efforts to consummate the Paytech Disposition including by (i) providing assistance with respect to any proxy or information statement required in connection with the Paytech Disposition and including such proxy or information statement in the Proxy Statement and Form S-4 and
(ii) cooperating in the filing of any tax election or Tax Returns required or deemed advisable by the Company, so long as such elections or Tax Returns do not materially adversely affect Parent.

     (a) The Company shall have the right, but not the obligation, to dispose of the Paytech Business (as defined below) by transferring it to the stockholders of the Company by transferring the Paytech Business to a newly formed affiliate of the Company ("Payt") and distributing the ownership of Payt to the stockholders of the Company (such transfer and distribution, the "Payt Spin") in a transaction that is treated as immediately taxable in full to the Company and the stockholders of the Company for federal income tax purposes. The decision as to whether and under what terms to implement a Payt Spin will be the Company's; provided, however, that Parent's consent shall be required in connection with any material deviation from the terms and conditions of a Payt Spin, as applicable, set forth on Schedule 1. In the event the parties hereto disagree as to whether or not the terms and conditions of a Payt Spin materially deviate from the terms and conditions set forth on Schedule 1 or in the event the parties hereto disagree on the amount of cash to be reserved for the Payt Sale Taxes (as defined in subsection 5.18(b)), either party shall be entitled to submit such dispute or disagreement for final and binding determination to a mutually acceptable third-party arbitrator, such determination to be made within ten
  (10) days of the submission to such arbitrator by either party. If the parties are unable to mutually agree upon an arbitrator within one week of a party's notification to the other party of its desire to arbitrate such a dispute, then each party shall have one week to select an arbitrator and such two arbitrators shall have one week to select a third arbitrator who shall have final authority to resolve such dispute within ten days of such arbitrator's selection based upon the terms and conditions set forth on
  Schedule 1. The parties shall share equally in the fees and expenses of such arbitrators, and such fees and expenses shall be paid by the parties prior to the Effective Time.

     (b) The "Paytech Business" shall consist of the assets and liabilities set forth on Schedule 1. The Exchange Ratio or amount of cash to be transferred in the Payt Spin shall be appropriately adjusted such that Parent and the Company (after utilizing all available Company tax attributes) pay, or be liable for, no Paytech Spin Taxes. The "Paytech Spin Taxes" shall equal the income and other Taxes incurred and to be incurred by Parent, the Company or any affiliates thereof in connection with the Payt Spin. The Company and Parent shall mutually determine the amount of the Paytech Spin Taxes prior to the Closing Date. If the Company and Parent fail to reach an agreement within one (1) week prior to the scheduled Closing Date, either party shall be entitled to submit the matter to a mutually acceptable third-party arbitrator. If the parties are unable to mutually agree upon an arbitrator within one (1) week of a party's notification to the other party of its desire to arbitrate such a dispute, then each party shall have one (1) week to select an arbitrator and such two arbitrators shall have ten (10) days to select a third arbitrator who shall have final authority to resolve such dispute within ten (10) days of such arbitrator's selection, but before the Closing Date. The parties shall share equally in the fees and expenses of such arbitrators, and such fees and expenses shall be paid by the parties prior to the Effective Time.

   2. Schedule 1 to the Agreement is deleted and replaced with the following:

                                   Schedule 1

                               Terms of Payt Spin

   The following represent general principles that Parent and the Company will follow in order to implement the proposed spinoff of Payt:

  . Payt shall be established as an independent operating entity within the Company prior to the Effective Time on a date to be determined.

  . Common Stock of Payt shall be distributed to the shareholders of the Company of record on a date to be established by the Company, but no later than the Business Day prior to the Closing Date, such distribution ("Spinoff") to be accomplished by a dividend payable on a date on or before September 30, 2000 ("Separation Date").

  . The Company shall cause an appropriate registration statement or information statement covering the Spinoff to be filed prior to the Effective Time.

  . The Company shall use its commercially reasonable efforts to cause the Separation Date to occur on or before the Effective Time.

  . On the Separation Date the Company will own Common Stock representing
    19.9% of the fully diluted equity of Payt ("Retained Equity"), assuming that Payt does not raise capital prior to the Effective Time. If Payt raises capital prior to the Effective Time, the Company will have a preemptive right to participate in the financing in order to maintain its equity ownership percentage. For so long as Parent owns 10% or more of the outstanding Payt voting stock, it shall have the right to designate 2 board members of Payt, and for so long as Parent owns 5% or more of the outstanding voting stock of Payt, it shall have the right to designate 1 board member of Payt.

  . The Payt Disposition, along with the terms specified in the second sentence of this paragraph, shall not cause the Company to hold less than 90% of the fair market value of its net assets nor less than 70% of the fair market value of its gross assets that it held immediately prior to the Effective Time. Amounts used by the Company to pay stockholders perfecting dissenters' rights or to pay other Merger expenses, amounts paid by the Company to redeem stock, securities, warrants or options of the Company as part of any overall plan of which the Merger is a part, and amounts distributed by the Company to stockholders of the Company (except for regular, normal dividends) as part of any overall plan of which the Merger is a part, in each case will be treated as constituting assets of the Company immediately prior to the Effective Time.

  . The Company shall have the right to allocate Payt's equity, other than the Retained Equity, to Payt employees and an employee option pool and for distribution to the shareholders of the Company.

  . The Company shall grant Payt an exclusive, perpetual, worldwide, royalty-free, and fully paid license to use, with freedom to sublicense, the Company's Payment Systems Technology for use in developing and operating a payment systems business ("Payt Field").

  . Payt on the one hand, and the Company and Parent on the other hand, shall agree that Payt will not enter or engage in, or sublicense the Payment Systems Technology for use in, the incentive marketing business ("Reserved Field") and the Company and Parent will not enter or engage in, or sublicense the Payment Systems Technology for use in, the Payt Field.

  . Payt shall grant the Company a nonexclusive, perpetual, worldwide, royalty-free, and fully paid license to use and to sublicense, in the Reserved Field, any improvements, enhancements or derivative works Payt may develop with respect to the Payment Systems Technology.

  . Payt shall assure and be liable for all liabilities associated with the assets transferred to it, including all liabilities relating to Vox.

  . Prior to the Separation Date a reserve, if necessary, shall be established in Parent's favor to cover any and all Taxes which may be associated with the spin-off as well as associated costs (this may be accomplished by adjusting the $5 million of cash referred to below). Any Taxes associated with the spin-off shall be the responsibility of Payt.

  . Payt shall be capitalized at the Effective Time with a contribution of $5 million in cash (the "Contribution") and a transfer of the following personal property, subject to the approval of Parent:

     40 Desktop PCs

     1 Portmaster

     1 Netscreen 100 (VPN support)

     1 Cisco Edge Router

     1 Cisco 6509 Switch

     1 Cisco Local Director

     1 Pix Firewall

     1 Sun Enterprise E4500 server

     1 Sun A5200 disk array

     3 Sun Netra servers

     1 Sun Sparc Station 20 workstation

     2 Dell mail servers (model 4500 or 4300)

together with such other miscellaneous tangible personal property as may be agreed by Parent and the Company.

  . The costs and expenses of Payt incurred as an operating business (other than costs and expenses of the Registration) following the Effective Time (the "Interim Expenses") shall be paid by Payt from the Contribution, or if paid by Parent shall reduce the amount of the Contribution.

  . The Company may transfer to Payt up to 35 employees to be identified by the Company, subject to the approval of Parent not to be unreasonably withheld and which employees shall include Barry McCarthy, and shall not include Dan Berger or Michael Koifman. Payt shall assume all liabilities associated with the employment of the transferred employees. Prior to transferring any employees to Paytech, each such employee shall sign and deliver to Parent a non-competition agreement in form reasonably satisfactory to Parent.

  . On the Separation Date the Company will execute and deliver the following agreements with Payt to implement the principles of this Schedule 1: an Assignment and Assumption Agreement, an Employee Matters Agreement, a Tax Sharing Agreement, a Master Confidentiality and Non-Disclosure Agreement, an Indemnification and Insurance Matters Agreement, resignations of any appropriate employees, and such other agreements as the parties may agree are necessary or desirable.

  . The Company will agree to offer any transition services necessary to Payt for a reasonable period and for reasonable compensation.

  . The Company will use its reasonable best efforts with the reasonable cooperation of Parent to prepare a registration or information statement as required by law, file it with the SEC and complete all other customary procedures affiliated with such registration or information statement and all other actions necessary or desirable in order to effect the distribution of common stock of Payt with costs to be fully paid or reserved by the Company prior to the Effective Time.

  . If the Spinoff cannot be accomplished by September 30, 2000, then Parent may replace the declared dividend of Payt Common Stock with a cash dividend equal to the Contribution minus the sum of the Expenses plus reasonable costs of terminating the business of Payt as a separate entity, not to exceed $200,000.

   IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized respective officers as of the date first written above.

                                          MYPOINTS.COM, INC.

                                          By: /s/ Steven M. Markowitz

                                          Name: Steven M. Markowitz

                                          Title: Chief Executive Officer

                                          MYGO ACQUISITION CORPORATION

                                          By: /s/ Steven M. Markowitz

                                          Name: Steven M. Markowitz

                                          Title: Chief Executive Officer

                                          CYBERGOLD, INC.

                                          By: /s/ John Steuart

                                          Name: John Steuart

                                          Title: Chief Financial Officer

                                                                         ANNEX B

[ROBERTSON STEPHENS LETTERHEAD]

                                 April 14, 2000

Board of Directors
MyPoints, Inc.
100 California St., 11th FL.
San Francisco, CA 94111

Members of the Board:

   We understand that Cybergold, Inc. (the "Company"), MyPoints, Inc. ("Acquiror") and Mygo Acquisition Corporation, a wholly owned subsidiary of Acquiror ("Merger Sub"), are proposing to enter into an Agreement and Plan of Reorganization and Merger, dated as of April 14, 2000 (the "Agreement"), which will provide, among other things, for the merger (the "Merger") of Merger Sub with and into the Company. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Acquiror. Under the terms set forth in the Agreement, at the effective time of the Merger (the "Effective Time"), each share of common stock of the Company, par value $0.01 per share ("Company Common Stock"), issued and outstanding immediately prior to the Effective Time, other than certain shares to be canceled pursuant to the Agreement, will be converted into the right to receive .48 shares (the "Exchange Ratio") of the common stock of Acquiror ("Acquiror Common Stock"). The terms and conditions of the Merger are set out more fully in the Agreement.

   You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view and as of the date hereof to Acquiror.

   For purposes of this opinion we have, among other things:

  (i) reviewed certain publicly available financial statements and other business and financial information of the Company and Acquiror, respectively;

  (ii) reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward looking financial information, concerning the Company and Acquiror prepared by the management of the Company and Acquiror, respectively;

  (iii) reviewed with the Company and Acquiror certain publicly available research estimates of research analysts regarding the Company and Acquiror;

  (iv) held discussions with the respective managements of the Company and Acquiror concerning the businesses, past and current operations, financial condition and future prospects of both the Company and Acquiror, independently and combined, including discussions with the managements of the Company and Acquiror concerning cost savings and other synergies that are expected to result from the Merger as well as their views regarding the strategic rationale for the Merger;

  (v)   reviewed the financial terms and conditions set forth in the Agreement;

  (vi) reviewed the stock price and trading history of Company Common Stock and Acquiror Common Stock;

  (vii) compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other publicly traded companies comparable with the Company;

  (viii) compared the financial terms of the Merger with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

  (ix) reviewed the pro forma impact of the Merger on Acquiror's revenues per share;

  (x) prepared an analysis of the relative contributions of the Company and Acquiror to the combined company;

  (xi) participated in discussions and negotiations among representatives of the Company and Acquiror and their financial and legal advisors; and

  (xii) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

   In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by the managements of the Company and Acquiror) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of the managements of the Company and Acquiror that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company or Acquiror, nor were we furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections (and the assumptions and bases therefor) for each of the Company and Acquiror that we have reviewed, upon the advice of the managements of the Company and Acquiror, we have assumed that such forecasts and projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments as to the future financial condition and performance of the Company and Acquiror, respectively, and we have further assumed that such projections and forecasts will be realized in the amounts and in the time periods currently estimated. We have assumed that the Merger will be consummated upon the terms set forth in the Agreement without material alteration thereof, including, among other things, that the Merger will be accounted for as a "purchase method" business combination in accordance with U.S. generally accepted accounting principles ("GAAP") and that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. In addition, we have assumed that the historical financial statements of each of the Company and Acquiror reviewed by us have been prepared and fairly presented in accordance with U.S. GAAP consistently applied. We have relied as to all legal matters relevant to rendering our opinion on the advice of counsel.

   This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, to Acquiror of the Exchange Ratio. We do not express any opinion as to
(i) the value of any employee agreement or other arrangement entered into in connection with the Merger, (ii) any tax or other consequences that might result from the Merger or (iii) what the value of Acquiror Common Stock will be when issued to the Company's stockholders pursuant to the Merger or the price at which shares of Acquiror Common Stock may be traded in the future. Our opinion does not address the relative merits of the Merger and the other business strategies that Acquiror's Board of Directors has considered or may be considering, nor does it address the decision of Acquiror's Board of Directors to proceed with the Merger.

   We are acting as financial advisor to Acquiror in connection with the Merger and will receive (i) a fee contingent upon the delivery of this opinion and
(ii) an additional fee contingent upon the consummation of the Merger. In addition, Acquiror has agreed to indemnify us for certain liabilities that may arise out of our engagement. In the past, we have provided certain investment banking services to Acquiror for which we have been paid fees, including acting as lead and joint-lead managers of an initial public offering and subsequent secondary offering of Acquiror Common Stock, respectively. We maintain a market in the shares of Acquiror Common Stock. In the ordinary course of business, we may trade in Acquiror's securities and the Company's securities for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in Acquiror's securities or the Company's securities.

   Our opinion expressed herein is provided for the information of the Board of Directors of Acquiror in connection with its evaluation of the Merger. Our opinion is not intended to be and does not constitute a recommendation to any stockholder of Acquiror or the Company as to how such stockholder should vote, or take any other action, with respect to the Merger. This opinion may not be summarized, described or referred to or furnished to any party except with our express prior written consent.

   Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to Acquiror from a financial point of view.

                                     Very truly yours,

                                     FLEETBOSTON ROBERTSON STEPHENS INC.

                                     /s/ FleetBoston Robertson Stephens Inc.

                                    Annex C

                     [LETTERHEAD OF GOLDMAN, SACHS & CO.]

PERSONAL AND CONFIDENTIAL

April 14, 2000

Board of Directors
Cybergold, Inc.
1330 Broadway
Oakland, CA 94612

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.00015 per share (the "Cybergold Shares"), of Cybergold, Inc. ("Cybergold") of the exchange ratio (the "Exchange Ratio") of 0.480 shares of Common Stock, par value $0.001 per share (the "MyPoints Shares"), of MyPoints, Inc. ("MyPoints") to be received for each Cybergold Share in the merger ("Merger") to be effected pursuant to the Agreement and Plan of Reorganization, dated as of April 14, 2000 by and among Cybergold, Mygo Acquisition Corporation, a wholly-owned subsidiary of MyPoints and MyPoints, Inc. (the "Agreement"). We understand that the Agreement contemplates the sale or other disposition of the Paytech Business, as such term is defined in the Agreement, immediately prior to the Merger.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with Cybergold having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Registration Statement on Form S-1, including the prospectus contained therein dated September 23, 1999, relating to the initial public offering of Cybergold Shares; the Registration Statement on Form S-1, including the prospectus contained therein dated August 19, 1999, relating to the initial public offering of MyPoints Shares; the Registration Statement on Form S-1, including the prospectus contained therein dated February 23, 2000, relating to the secondary public offering of MyPoints Shares; Annual Reports on Form 10-K for each of Cybergold and MyPoints for the year ended December 31, 1999; certain interim reports to stockholders and Quarterly Reports on Form 10-Q for each of Cybergold and MyPoints; certain other communications from Cybergold and MyPoints to their respective stockholders; and certain internal financial analyses and forecasts for Cybergold and MyPoints prepared by their respective managements. We also have held discussions with members of the senior management of Cybergold and MyPoints regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Cybergold Shares and the MyPoints Shares, which like many Internet-related stocks have been and are likely to continue to be subject to significant short-term price and trading volatility, compared certain financial and stock market information for Cybergold and MyPoints with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain business combinations in the Internet direct marketing industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. For purposes of our analysis, and with your consent, we have taken into account the risks and uncertainties associated with Cybergold achieving management's projections in the amounts and at the times indicated therein. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combinations with Cybergold. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of Cybergold or MyPoints or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Cybergold in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how stockholders should vote with respect to such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, its is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Cybergold Shares.

Very truly yours,

GOLDMAN, SACHS & CO.

/s/ Goldman, Sachs & Co.

                                                               PROXY
                                                        MYPOINTS.COM, INC.

                                                 100 California Street, 12th Floor
                                                      San Francisco, CA 94111

                                                SOLICITED BY THE BOARD OF DIRECTORS

                                              FOR THE SPECIAL MEETING OF STOCKHOLDERS

     The undersigned hereby appoints Steven M. Markowitz and Layton S. Han, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side, all shares of common stock of MyPoints.com, Inc.
(the "Company") held of record by the undersigned on June 23, 2000 at the Special Meeting of Stockholders to be held on August 3,
2000 at the offices of Wilson Sonsini Goodrich & Rosati, One Market, Spear Street Tower, 33rd Floor, San Francisco, California, and
any adjournments thereof.

     THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS GIVEN WITH RESPECT TO A PARTICULAR PROPOSAL,
THIS PROXY WILL BE VOTED FOR SUCH PROPOSAL. PLEASE MARK, DATE, SIGN, AND RETURN THIS PROXY CARD PROMPTLY, USING THE ENCLOSED
ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

------------------------------------------------------------------------------------------------------------------------------------
--------------------------------                                                                    --------------------------------
      SEE REVERSE SIDE                     CONTINUED AND TO BE SIGNED ON REVERSE SIDE                       SEE REVERSE SIDE
--------------------------------                                                                    --------------------------------
------------------------------------------------------------------------------------------------------------------------------------

               Please mark
          [X]  votes as in
               this example.

                                                                         FOR         AGAINST        ABSTAIN
                                                                         [ ]           [ ]            [ ]
1.   Approve the issuance of shares of MyPoints common stock
     in the merger of a wholly-owned subsidiary of MyPoints
     with and into Cybergold, Inc., as contemplated by the
     Agreement and Plan of Reorganization and Merger dated as
     of April 14, 2000, as amended by Amendment No. 1 thereto
     dated as of June 20, 2000, among MyPoints, Mygo
     Acquisition Corporation and Cybergold.

2. In their discretion, the proxies are authorized to vote upon any other business that may properly come before the meeting.


                                                                       MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT [ ]

                                                                       Please sign exactly as name appears herein. Joint owners
                                                                       should each sign. Executors, administrators, trustees,
                                                                       guardians, or other fiduciaries should give full info as
                                                                       such. If signing for a corporation, please sign in full
                                                                       corporate name by a duly authorized officer.

Full name:                                   Date:                Signature:                                     Date:
           --------------------------------       --------------            -----------------------------------       -------------


------------------------------------------------------------DETACH HERE------------------------------------------------------------

                                     PROXY
                                CYBERGOLD, INC.
           SPECIAL MEETING OF STOCKHOLDERS TO BE HELD AUGUST 3, 2000
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints A. Nathaniel Goldhaber and John Steuart and each of them, as proxies, with full power of substitution, and hereby authorizes them to represent and vote, as designated on the reverse side, all shares of common stock of Cybergold, Inc., a Delaware corporation, held of record by the undersigned on June 23, 2000, at the special meeting of stockholders to be held on Thursday, August 3, 2000, at 10 a.m., Pacific time, at Cybergold's principal executive offices at 1330 Broadway, 12th Floor, Oakland, California, or at any adjournment or postponement thereof, upon the matters set forth on the reverse side, all in accordance with and as more fully described in the accompanying Notice of Special Meeting of Stockholders and Proxy Statement/Prospectus, receipt of which is hereby acknowledged. The undersigned hereby revokes any proxy previously given with respect to such shares.

     THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL. PLEASE COMPLETE, SIGN AND DATE THIS PROXY WHERE INDICATED AND RETURN PROMPTLY IN THE ACCOMPANYING PREPAID ENVELOPE.

                        (To be Signed on Reverse Side.)

     The board of directors recommends a vote "FOR" the proposal.

     PROPOSAL: The approval and adoption of the Agreement and Plan of Reorganization, dated as of April 14, 2000, as amended by Amendment No. 1 thereto to dated as of June 20, 2000, by and among MyPoints.com, Inc., Mygo Acquisition Corporation and Cybergold, Inc.

     [ ] FOR                [ ] AGAINST                [ ] ABSTAIN

     In their discretion, the proxies are authorized to vote upon such other business as may properly come before the special meeting or any adjournment or postponement thereof.

     PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD IN THE ENCLOSED
ENVELOPE.

                              SIGNATURE(S)

                              Date _____________________________
                              Note: Please sign above exactly as the shares are issued. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.